December 31, 2001

02029089

Annual Report



NML Variable Annuity Account C

Group Combination Annuity Contracts For Retirement Plans:

- Self-Employed Persons and Their Employees
- Qualified Corporate Retirement Plans

Northwestern Mutual Series Fund, Inc. and Russell Insurance Funds

The Northwestern Mutual
Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-1444

Northwestern Mutual®

Letter to Contract Owners

January 31, 2002

The year just ended has been a difficult one in many ways. As the year began, most observers sensed that we were near the end of a record economic expansion, but there was considerable uncertainly as to the likely course of the economy. The stock market, traditionally a leading indicator, had already experienced a sharp drop. Other indicators were mixed, and they remained so through most of the year. The Federal Reserve responded to mounting signs of weakness with an unprecedented series of interest rate cuts.

Then in September Americans were stunned by terrorist attacks. A sharp drop when the markets reopened was followed by an encouraging rally in the fourth quarter. In November came the official announcement that a recession had begun eight months earlier.

In this difficult environment, it is understandable that some investors are feeling confused and frustrated. But our current situation is not unprecedented. Except in the technology sector, the stock market decline is far from a crash, and recession is by no means synonymous with economic disaster.

The U.S. economy has experienced nine recessions since World War II, and each has been followed by a period of economic growth. The stock market tends to move in concert with the economy, and periods of strength and weakness are inevitable. Although equities as a whole have a lengthy record of positive long term returns, there will be intermittent periods of negative return. While experience suggests that it is reasonable to expect positive returns from stocks over the long term, we have always considered it unlikely that the 20%-plus returns of the late 1990s could be maintained.

We are convinced that professional management, broad diversification and a long-term outlook are the keys to responsible, productive investing. Owners of Northwestern Mutual Variable Annuity contracts participate in the markets with these important advantages. The individuals who manage these Portfolios are seasoned professionals with many years of experience, people who have learned to manage through good and bad markets. Many are the same individuals who manage the corporate assets of Northwestern Mutual.

The weak equity markets of the last two years reinforce the importance of diversification, among types of investments (such as stocks, government and corporate bonds, and real estate portfolios) and within each type of investment. The broad diversification of the Portfolios underlying the Variable Annuity contracts avoids some of the risk inherent in holding individual securities. Including different types of equity funds — for example, growth and value; large and small capitalization; domestic and international — provides valuable balance and insulation from weakness in particular market segments.

Relatively strong bond returns over the last two years provide evidence of the value of including bond funds in your portfolio.

As you choose the mix of funds that is best for you, we urge you to take advantage of the services of your Northwestern Mutual Investment Services representative, who is available to help you meet your financial goals.

We want you to know about a few changes in our organization and our investment products, which we believe will provide more choices and even better service to owners of Northwestern Mutual Variable Annuity contracts.

In this publication, we are reporting on the initial results of four new portfolios introduced in July 2001: a growth-oriented international fund; a small-cap value fund; a large-cap domestic value fund, and an asset allocation fund. Details on the objectives and management style of each of these funds, as well as the 16 other fund choices, are provided in the following pages. This broad array of investment choices provides vehicles appropriate for any investment objective, as well as ample opportunities to adjust your personal portfolio over time.

There also have been some organizational changes designed to create one cohesive, distinct organization with all the legal, regulatory and operational infrastructure to provide stronger investment advisory services to our contract owners and other clients. As of January 1, 2002, the individuals who manage Northwestern Mutual's public market investments, including those underlying the variable annuity and variable life insurance products, the Mason Street family of mutual funds, and Northwestern Mutual's corporate assets, are now part of a new entity, Mason Street Advisors, LLC, a registered investment advisory firm. The individuals managing your investments are the same as before, and Mason Street Advisors is a wholly owned company of Northwestern Mutual.



We thank you for your continuing confidence in Northwestern Mutual, and we look forward to being your resource for long-term financial security for many years to come.

The Northwestern Mutual Life Insurance Company

Mason G. Ross,
Chairman, Mason Street Advisors

Northwestern Mutual®

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How To Get More Information

Northwestern Mutual Express:

1-800-519-4665

Contact Your Northwestern Mutual Investment Services representative, if you have questions about your contract or any of the contract owner privileges.

Information on the Internet:

www.northwesternmutual.com

For information about Northwestern Mutual visit us on our Website.

Contents

Performance Summary

as of December 31, 2001

Front Load Contract

Total return at unit value (as of 12/31/01)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Stock Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(8.69%)	—	(23.98%)	—	(18.40%)	(5.74%)	(18.61%)	(12.50%)	—
5 years	—	—	38.49%	—	14.08%	—	55.85%	36.49%	—
Annualized	—	—	6.73%	—	2.67%	—	9.28%	6.42%	—
10 years∧∧	—	—	192.23%	—	—	—	—	—	—
Annualized	—	—	11.32%	—	—	—	—	—	—
10 years	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account C	79.37%⌣	(3.09%)†	—	(13.71%)†	92.26%∧	23.31%⌣	146.09%#	111.81%#	(6.84%)†
Annualized	24.45%	—	—	—	7.83%	8.16%	12.47%	10.29%	—
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield###									

Simplified Load Contract

Total return at unit value (as of 12/31/01)	Small Cap Growth Stock Division	T. Rowe Price Small Cap Value Division	Aggressive Growth Stock Division	International Growth Stock Division	Franklin Templeton International Equity Division	Index 400 Stock Division	Growth Stock Division	J.P. Morgan Select Growth and Income Stock Division	Capital Guardian Domestic Equity Division
1 year	(5.09%)	—	(20.98%)	—	(15.18%)	(2.02%)	(15.40%)	(9.04%)	—
5 years	—	—	40.58%	—	15.76%	—	58.14%	38.56%	—
Annualized	—	—	7.05%	—	2.97%	—	9.60%	6.74%	—
10 years∧∧	—	—	188.06%	—	—	—	—	—	—
Annualized	—	—	11.16%	—	—	—	—	—	—
10 years	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Since division inception in Account C	84.62%⌣	1.09%†	—	(9.99%)†	90.87%∧	26.91%⌣	145.76%#	111.52%#	(2.83%)†
Annualized	25.80%	—	—	—	7.74%	9.33%	12.45%	10.27%	—
Since portfolio inception++	—	—	—	—	—	—	—	—	—
Annualized	—	—	—	—	—	—	—	—	—
Current Yield###									

All total return figures are for divisions of NML Variable Annuity Account C and are based on the change in unit value, which reflects expenses, such as account charges and fees applied at the contract level. The data reflects an initial contract value of $25,000, the minimum size. Performance data represents past results and is not a guarantee of future results. Future unit values and investment returns may vary so an investor's units, when redeemed, may be worth more or less than their original value. Performance for other separate accounts will differ.

++ Returns stated are as of the inception date of the portfolio which precedes availability in Account C. See the following footnotes for portfolio inception dates:

∧∧ 10 year return for this division in Account C.

* These Portfolios of the Northwestern Mutual Series Fund, Inc. became available to this division on May 3, 1994. Performance quoted prior to May 3, 1994, is based on actual investment experience, adjusted for expenses of the product and premium charges.

Inception date of 5/3/94.

∧ Inception date of 4/30/93.

⌣ Inception date of 4/30/99.

† Inception date of 7/31/01.

+ Inception date of this division in Account C was 4/30/99. Actual fund inception was 1/2/97. Performance quoted prior to 4/30/99 is based on actual investment experience of the fund, adjusted for expenses of the product and premium charges.

@ On April 30, 1993, the Index 500 Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before then, the Portfolio was actively managed.

Inception date of this division in Account C was 1/16/91.

For the seven-day period ended December 31, 2001, the Money Market Portfolio's yield was 2.16% and was equivalent to a compound effective yield of 2.18%. The seven-day yield does not include deductions that are included in the separate accounts. The yield quotation more closely reflects the current earnings of the Money Market Portfolio than the total return quotation.

Note: "Standard and Poor's 500" and "S&P 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The Series Fund and its Portfolios are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in them.

Index 500 Stock Division	Asset Allocation Division	Balanced Division	High Yield Bond Division	Select Bond Division	Money Market Division	Russell Multi-Style Equity Division+	Russell Aggressive Equity Division+	Russell Non-U.S. Division+	Russell Real Estate Securities Division	Russell Core Bond Division+
(16.39%)	—	(8.11%)	(0.35%)	4.72%	(1.41%)	(18.60%)	(7.36%)	(26.02%)	2.31%	1.90%
54.07%	—	43.56%	4.84%	30.45%	19.34%	—	—	—	—	—
9.03%	—	7.50%	0.95%	5.46%	3.60%	—	—	—	—	—
198.60%	—	129.67%	—	78.75%	42.29%	—	—	—	—	—
11.56%	—	8.67%	—	5.98%	3.59%	—	—	—	—	—
192.24%@	—	131.71%*	—	81.27%*	42.36%*	—	—	—	—	—
11.32%*	—	8.77%	—	6.13%	3.59%	—	—	—	—	—
—	(6.76%)†	—	48.55%#	—	—	(23.99%)	0.96%	(21.51%)	19.42%~	9.94%
—	—	—	5.30%	—	—	(9.76%)	0.36%	(8.67%)	6.87%	3.61%
—	—	—	—	—	—	34.89%	29.79%	(6.81%)	—	27.92%
—	—	—	—	—	—	6.18%	5.36%	(1.40%)	—	5.05%
					2.16%					

(13.09%)	—	(4.48%)	3.59%	8.85%	2.49%	(15.39%)	(3.71%)	(23.10%)	6.35%	5.93%
56.42%	—	45.71%	6.41%	32.38%	21.14%	—	—	—	—	—
9.36%	—	7.82%	1.25%	5.77%	3.91%	—	—	—	—	—
194.87%	—	126.52%	—	75.57%	40.24%	—	—	—	—	—
11.42%	—	8.52%	—	5.79%	3.44%	—	—	—	—	—
187.77%@	—	128.16%*	—	78.49%*	40.18%*	—	—	—	—	—
11.15%*	—	8.60%	—	5.96%	3.44%	—	—	—	—	—
—	(2.74%)†	—	48.33%#	—	—	(21.77%)	3.89%	(19.22%)	22.91%~	13.14%
—	—	—	5.28%	—	—	(8.78%)	1.44%	(7.68%)	8.03%	4.73%
—	—	—	—	—	—	36.88%	31.70%	(5.44%)	—	29.81%
—	—	—	—	—	—	6.49%	5.67%	(1.11%)	—	5.36%
					2.16%					

Economic Overview and Outlook

The Economy

The economy in 2001 turned out to be weaker than most forecasters had anticipated. As the year progressed, more and more indicators pointed toward recession. The tragic events of September 11 brought sharp focus to a general sense of economic malaise, and created serious problems for certain industries, especially travel.

In November, the National Bureau of Economic Research declared officially that a recession had begun in March 2001, exactly ten years after the record economic expansion of the 1990s began. This is an unusual recession, however. In most recent slowdowns, demand has been choked by rising interest rates, inflation, or oil shortages. This time, the Federal Reserve has provided stimulus through an unprecedented series of interest rate cuts. Consumer spending has remained strong, especially in interest-sensitive areas such as housing and autos. Business inventories appear to be at a reasonable level, and productivity is holding up unusually well.

Now the main questions concern the depth and duration of the recession, and the strength of the subsequent recovery. Most observers are reasonably positive: The consensus of 55 economists surveyed by *The Wall Street Journal* (article published January 4, 2002) is that the economy will resume growth in the first half of 2002, with the annualized growth rate surpassing 3% by the end of the year. However, there is wide divergence among the experts, with forecasts for real growth for the full year 2002 ranging from –1.7% to 5.0%. The progress of the recovery will be determined largely by whether an initial period of inventory rebuilding is followed by a sustainable increase in capital spending.

Economic Growth and Inflation


15%
10%
5%
0%
-5%
1980
1985
1990
1995
2000
Economic Growth
Inflation

Source: U.S. Department of Commerce. Year-to-year percentage change in Real Gross Domestic Product is used for real economic growth. December-to-December percentage change in the Consumer Price Index — Urban is used for the inflation rate. 2001 numbers are based on preliminary data.

The Equity Market

For the first time since the 1970s, the major market indices — the S&P 500 Index, the Dow Jones Industrial Average, and the Nasdaq Composite Index — all posted losses for the second consecutive year. The net downtrend was far from steady. A drop in the first quarter, most pronounced in the technology-heavy Nasdaq index, was followed by a modest rally in the summer. A sharp drop when the market reopened after September 11 was followed by a rally in the fourth quarter. Throughout the year, the market experienced tremendous volatility, with record numbers of days exhibiting sharp moves up or down.

Investors should remember that the late 1990s were a period of unprecedented equity returns. Total return of the S&P 500 Index was above 20% for five consecutive years, after surpassing 20% for only eight of the previous 30 years.

Market history offers some encouragement to investors in hope of a rebound in 2002. It has been 60 years since the major stock indexes fell for three consecutive years. That happened in 1939-1941, as fascism was sweeping through Europe and recovery from the Great Depression was just beginning. With a modest economic recovery predicted for 2002, any strength in the stock market is likely to be similarly mild. A shift in interest from large-cap to small-cap stocks, and from growth to value, makes it seem likely that market leadership will be quite different from the 1990s, when technology dominated performance.

Annual Total Returns from S&P 500 Index


40%
30%
20%
10%
0%
-10%
-20%
1980
1985
1990
1995
2000

Source: Standard & Poor's

The Bond Market

For the second consecutive year bonds substantially outperformed stocks in 2001. Total return from the Merrill Lynch Domestic Master Index was 8.3%, versus a loss of 11.8% in the S&P 500 Index.

Within the bond market, the most pronounced trend was a dramatic steepening in the yield curve, which depicts the relationship between yields on short-term bonds and long-term bonds. Short-term yields dropped dramatically, in response to easing by the Federal Reserve, while yields on 30-year bonds remained essentially unchanged throughout the year.

Another important trend in the bond market was a tightening of interest rate spreads between U.S. Treasury bonds and corporate bonds during the year. At the beginning of the year, the spread was wider than usual, reflecting strong demand for Treasuries and concern about the performance of corporate bonds in a slowing economy. The spread narrowed over the next few months; then Treasuries rallied sharply in the market turmoil that followed September 11. Near the end of the year, as some economic data proved more positive than expected, investors began to regain confidence in corporate bonds, pushing prices up and yields down. Accordingly, corporate bonds outperformed Treasury securities for the first time in four years.

Annual Total Returns from Merrill Lynch Domestic Master Index


40%
30%
20%
10%
0%
-10%
-20%
1980
1985
1990
1995
2000

Source: Merrill Lynch. The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds.

Small Cap Growth Stock Portfolio

Objective:
Maximum long-term appreciation of capital

Portfolio Strategy:
Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.

Net Assets:
$291.45 million

The Small Cap Growth Stock Portfolio owns the stocks of emerging growth companies, with the objective of maintaining a median market capitalization of $1 billion. The range of market capitalization is generally between $200 million and $3 billion. The investment process involves detailed studies of individual companies. Factors evaluated include the growth rates of revenues and earnings, opportunities for margin expansion, financial strength and quality of management. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns.

The year just ended, with a slowing economy, the aftermath of the technology boom of prior years, and external shocks to the markets, was particularly difficult for the small-cap growth category of equities. As a defensive measure, certain holdings in the travel and consumer cyclical sectors were eliminated during the third quarter, and there has been a degree of concentration in non-cyclical industry groups such as business services, many of which are categorized in the Industrials sector. Some of the Portfolio's large holdings in industries such as health care and specialty finance that have limited exposure to broad economic trends have performed well; these include Lincare, Patterson Dental and Radian Group.

As the market responds to increasing signs of economic recovery, there appears to be considerable opportunity for this portfolio, since small cap stocks traditionally perform well in the early stages of a recovery. Accordingly, holdings at the end of 2001 reflect moves to increase exposure to more cyclical industry groups. New or increased holdings include Coach Leatherware, which should benefit from an improving consumer environment; Airgas, a gas distributor; and oil service companies such as Patterson-UTI Energy and National-Oilwell. In anticipation of a recovery, the Portfolio is overweighted in health care and technology, two sectors considered to have strong long-term growth prospects.

Sector Allocation 12/31/01



Short-Term Investments & Other Net Assets 7%
Russell 2000 Index Futures 9%
Telecommunication Services 1%
Materials 3%
Financials 5%
Energy 5%
Industrials 12%
23% Information Technology
20% Health Care
15% Consumer Discretionary

The Small Cap Growth Stock Portfolio's investment in Initial Public Offerings (IPOs) had a significant impact on its since inception performance. There can be no assurance that IPOs will continue to have a positive affect on the Portfolio's performance.

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
O'Reilly Automotive, Inc.	4.0%
UTStarcom, Inc.	3.8%
Lincare Holdings, Inc.	3.7%
Advent Software, Inc.	2.8%
Patterson Dental Company	2.7%
Resources Connection, Inc.	2.1%
The Corporate Executive Board Company	2.1%
Tetra Tech, Inc.	2.0%
Radian Group, Inc.	2.0%
Varian, Inc.	2.0%

Relative Performance



$22,000
20,000
18,000
16,000
14,000
12,000
10,000
4/99
12/99
12/00
12/01
Small Cap Stock Portfolio
S&P 600 Index
Russell 2000 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	Since Inception#
Small Cap Stock Portfolio	-3.76%	27.44%
S&P 600 Index	6.54%	12.82%
Russell 2000 Index	2.49%	6.04%

#Inception date of 4/30/99

Since the Portfolio invests primarily in small capitalization issues, the indices that best reflect the Portfolio's performance are the Standard & Poor's (S&P) SmallCap 600 Index and Russell 2000 Index.

The Standard & Poor's SmallCap 600 Index is an unmanaged index of 600 selected common stocks of smaller U.S.-based companies compiled by Standard & Poor's Corporation. As of December 31, 2001, the 600 companies in the composite had median market capitalization of $525.2 million and total market value of $376.2 billion. The SmallCap 600 represents approximately 2.6% of the market value of Compustat's database of over 10,000 equities.

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2001, the average market capitalization of companies in the Russell 3000 was $4.6 billion; the median market capitalization was $732 million. Market capitalization of companies in the Index ranged from $487 billion to $147 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2001, the average market capitalization of companies in the Russell 2000 was approximately $530 million; the median market capitalization was approximately $410 million. The largest company in the index had a total market capitalization of approximately $1.4 billion.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (84.0%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (14.7%)		
*Catalina Marketing Corporation	83,700	$ 2,904
*CDW Computer Centers, Inc.	19,300	1,037
*Coach, Inc.	112,900	4,401
Fred's, Inc.	74,300	3,043
*Getty Images, Inc.	77,900	1,790
*The Gymboree Corporation	259,700	3,098
*O'Reilly Automotive, Inc.	322,100	11,748
*Orient-Express Hotels, Ltd. — Class A	150,800	2,729
*Palm Harbor Homes, Inc.	43,300	1,037
*Peet's Coffee & Tea, Inc.	106,400	1,200
The Talbots, Inc.	58,800	2,132
*Tommy Hilfiger Corporation	252,900	3,477
*Westwood One, Inc.	136,500	4,102
Total		42,698
Energy (4.6%)		
*Cal Dive International, Inc.	128,300	3,166
*Energy Partners, Ltd.	185,000	1,397
*Grant Prideco, Inc.	239,600	2,755
*National-Oilwell, Inc.	154,200	3,178
*Patterson-UTI Energy, Inc.	128,000	2,984
Total		13,480
Financials (5.2%)		
Investors Financial Services Corp.	66,100	4,376
*Philadelphia Consolidated Holding Corp.	13,000	490
Radian Group, Inc.	135,100	5,804
Waddell & Reed Financial, Inc. — Class A	140,450	4,522
Total		15,192
Health Care (20.1%)		
*Accredo Health, Inc.	70,700	2,807
*AMN Healthcare Services, Inc.	18,700	512
*Apogent Technologies, Inc.	158,500	4,089
*CIMA Labs, Inc.	47,600	1,721
*Cross Country, Inc.	32,800	869
D & K Healthcare Resources, Inc.	60,900	3,468
*DaVita, Inc.	176,700	4,320
*Fisher Scientific International, Inc.	3,000	88
*Lincare Holdings, Inc.	377,600	10,819
*Patterson Dental Company	190,700	7,806
*Priority Healthcare Corporation — Class B	76,000	2,674
*Province Healthcare Company	173,850	5,366
*Renal Care Group, Inc.	146,800	4,712
*Sola International, Inc.	65,000	1,261
*Sybron Dental Specialties, Inc.	72,466	1,564
*Taro Pharmaceutical Industries, Ltd.	38,200	1,526
*Third Wave Technologies	130,800	961

Common Stock (84.0%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Triad Hospitals, Inc.	88,500	$ 2,597
*Ventana Medical Systems, Inc.	61,100	1,382
Total		58,542
Industrials (11.9%)		
C.H. Robinson Worldwide, Inc.	170,100	4,918
*Charles River Associates Incorporated	84,800	1,738
*Cornell Companies, Inc.	109,000	1,924
*The Corporate Executive Board Company	168,400	6,180
*Education Management Corporation	69,200	2,509
*ITT Educational Services, Inc.	31,400	1,158
*Knight Transportation, Inc.	151,553	2,846
*Resources Connection, Inc.	235,400	6,198
SkyWest, Inc.	47,700	1,214
*Tetra Tech, Inc.	297,625	5,926
Total		34,611
Information Technology (23.4%)		
*Advent Software, Inc.	160,300	8,007
*Amphenol Corporation — Class A	30,000	1,442
*Aspen Technology, Inc.	153,700	2,582
*BARRA, Inc.	68,350	3,219
*DDI Corp.	136,600	1,344
*EPIQ Systems, Inc.	108,250	2,095
*Forrester Research, Inc.	95,400	1,921
*Inforte Corp.	207,600	2,900
*Micromuse, Inc.	73,800	1,107
*MKS Instruments, Inc.	125,300	3,387
*Nassda Corporation	69,200	1,556
*Plexus Corp.	118,000	3,134
*PRI Automation, Inc.	131,000	2,679
*Renaissance Learning, Inc.	121,400	3,699
*Semtech Corporation	95,600	3,412
*SmartForce Public Limited Company, ADR	120,900	2,992
*TESSCO Technologies Incorporated	194,700	3,339
*THQ, Inc.	40,200	1,948
*Universal Access Global Holdings, Inc.	207,400	973
*UTStarcom, Inc.	383,800	10,939
*Varian, Inc.	176,900	5,739
Total		68,414
Materials (2.9%)		
*Airgas, Inc.	202,900	3,068
Cambrex Corporation	62,900	2,742
Minerals Technologies, Inc.	56,200	2,621
Total		8,431

Small Cap Growth Stock Portfolio

Common Stock (84.0%)	Shares/ Par	Market Value (000's)
Telecommunication Services (1.2%)		
*AirGate PCS, Inc.	75,100	$ 3,421
Total		3,421
Total Common Stock (Cost: $222,553)		244,789

Money Market Investments (16.1%)	Shares/ Par	Market Value (000's)
Cigarettes (1.7%)		
#Phillip Morris Co., Inc., 1.81%, 1/18/02	$5,000,000	4,996
Total		4,996
Commercial Banks (1.7%)		
#JP Morgan Chase & Co., 1.86%, 2/8/02	5,000,000	4,990
Total		4,990
Federal Government Agencies (1.5%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	4,500,000	4,490
Total		4,490
Finance Services (1.7%)		
#Preferred Receivable Funding, 1.85%, 2/4/02	5,000,000	4,991
Total		4,991
Machinery (1.7%)		
#John Deere Capital Corp., 2.05%, 1/14/02	5,000,000	4,996
Total		4,996
Miscellaneous Business Credit Institutions (1.7%)		
#National Rural Utilities, 1.75%, 1/28/02	5,000,000	4,993
Total		4,993
Personal Credit Institutions (2.6%)		
Household Finance Corp., 1.94%, 1/18/02	5,000,000	4,995
Variable Funding Capital, 2.45%, 1/10/02	2,400,000	2,399
Total		7,394

Money Market Investments (16.1%)	Shares/ Par	Market Value (000's)
Short Term Business Credit (3.5%)		
Asset Securitization, 1.95%, 1/18/02	$5,000,000	$ 4,995
Transamerica Financial Corporation, 1.93%, 1/9/02	5,000,000	4,999
Total		9,994
Total Money Market Investments (Cost: $46,844)		46,844
Total Investments (100.1%) (Cost $269,397)∧		291,633
Other Assets, Less Liabilities (–0.1%)		(185)
Total Net Assets (100.0%)		$291,448

∧ At 12/31/01 the aggregate cost of securities for federal tax purposes was $271,272 and the net unrealized appreciation of investments based on that cost was $20,361 which is comprised of $38,050 aggregate gross unrealized appreciation and $17,689 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
Russell 2000 Index Futures (Total Notional Value at 12/31/01 $25,642)	106	3/02	$291

The Accompanying Notes are an Integral Part of the Financial Statements

T. Rowe Price Small Cap Value Portfolio

Objective:
Long-term growth of capital

Portfolio Strategy:
Invest in small companies whose common stocks are believed to be undervalued.

Net Assets:
$21.00 million

The T. Rowe Price Small Cap Value Portfolio invests in companies with market capitalization of $1 billion or less whose current stock prices do not appear to reflect their underlying value. For this Portfolio, value is defined broadly, with consideration given to stock price relative to long-term growth prospects and business franchises, in addition to typical value measures such as assets, current earnings and cash flow. Many of the Portfolio's holdings are quality companies that have been overlooked by the investment community.

The Portfolio typically holds approximately 100 stocks with average market capitalization somewhat smaller than the Russell 2000 Value Index, its major performance benchmark, as consideration of smaller companies often makes it possible to invest in higher quality companies without paying a premium. The average price-earnings ratio of stocks in the Portfolio is generally close to that of the Index, but quality measures such as return on equity and financial strength are higher. The major emphasis is on selection of individual stocks, with secondary consideration given to industry weightings in order to keep the Portfolio broadly diversified among economic sectors.

Small-cap value stocks as a group were up in 2000 and 2001, when the broad market averages were down significantly, after underperforming in the previous years of strong large-cap equity markets; this portfolio therefore provides an excellent diversification opportunity for holders of large capitalization stocks. The Portfolio has performed in line with the Russell 2000 Value Index in the five months since it was added to the investment choices available to Northwestern Mutual policyowners. Major holdings that contributed to performance in recent months were Brown & Brown, an insurance brokerage firm; Ruby Tuesday, a casual dining restaurant chain; XTO Energy, an independent producer of oil and natural gas producer; and Allied Capital, which provides debt and equity capital to middle-market companies.

Sector Allocation 12/31/01



Short-Term Investments & Other Net Assets 6%
Russell 2000 Value Index 1%
Utilities 3%
Materials 11%
Information Technology 7%
Industrials 17%
Health Care 4%
20% Consumer
8% Energy
23% Financials

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
Brown & Brown, Inc.	2.7%
Ruby Tuesday, Inc.	2.5%
XTO Energy, Inc.	2.4%
Fred's, Inc.	2.3%
Insituform Technologies, Inc. — Class A	2.1%
Allied Capital Corporation	1.8%
Texas Regional Bancshares, Inc. — Class A	1.6%
Community First Bankshares, Inc.	1.6%
RARE Hospitality International, Inc.	1.5%
Silicon Valley Bancshares	1.5%

The T. Rowe Price Small Cap Value Portfolio is managed for Northwestern Mutual by T. Rowe Price.

Relative Performance



$10,250
10,125
10,000
9,875
9,750
7/01
12/01
T. Rowe Price Small Cap Value Portfolio
Russell 2000 Index

Total Return
For Period Ended December 31, 2001

	Since Inception#
T. Rowe Price Small Cap Value Portfolio	1.76%
Russell 2000 Index	1.40%

#Inception date of 7/31/01, returns not annualized

The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index measures the performance of the 3,000 largest US companies based on total market capitalization. These 3,000 companies represent approximately 98% of the investable US equity market. As of December 31, 2001, the average market capitalization of companies in the Russell 3000 was $4.6 billion; the median market capitalization was $732 million. Market capitalization of companies in the Index ranged from $487 billion to $147 million.

The Russell 2000 Index represents approximately 8% of the total market capitalization of the Russell 3000. As of December 31, 2001, the average market capitalization of companies in the Russell 2000 was approximately $530 million; the median market capitalization was approximately $410 million. The largest company in the index had a total market capitalization of approximately $1.4 billion.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Fund's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (93.4%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (17.8%)		
Aaron Rents, Inc.	9,600	$ 156
Aaron Rents, Inc. — Class A	1,300	18
CSS Industries, Inc.	6,400	198
Culp, Inc.	8,100	31
*Dan River, Inc. — Class A	9,800	5
Fred's, Inc.	11,850	485
Hancock Fabrics, Inc.	9,200	121
Haverty Furniture Companies, Inc.	18,200	301
Modine Manufacturing Company	4,700	110
*Paxson Communications Corporation	4,300	45
RARE Hospitality International, Inc.	13,700	309
Ruby Tuesday, Inc.	25,000	515
*Saga Communications, Inc. — Class A	7,100	147
SCP Pool Corporation	10,325	283
*Sinclair Broadcast Group, Inc. — Class A	3,900	37
Skyline Corporation	6,850	221
Stanley Furniture Company, Inc.	7,350	175
*Stein Mart, Inc.	27,500	230
TBC Corporation	16,000	214
*Unifi, Inc.	19,800	144
Total		3,745
Consumer Staples (1.9%)		
*American Italian Pasta Company — Class A	3,500	147
Casey's General Stores, Inc.	14,900	222
Packaged Ice, Inc.	18,900	20
Total		389
Energy (7.8%)		
Attwoods PLC	4,550	159
Carbo Ceramics, Inc.	5,500	215
*Forest Oil Corporation	8,050	227
Lone Star Technologies, Inc.	5,800	102
Newpark Resources, Inc.	13,700	108
Tetra Technologies, Inc.	9,200	193
W-H Energy Services, Inc.	6,900	131
XTO Energy, Inc.	28,500	499
Total		1,634
Financials (23.4%)		
Allied Capital Corporation	14,300	372
American Capital Strategies, Ltd.	8,050	228
Brown & Brown, Inc.	21,000	574
Community First Bankshares, Inc.	13,200	339
First Financial Fund, Inc.	17,100	214
*First Republic Bank, Inc.	11,300	273
Gladstone Capital Corp.	4,400	81
Glenborough Realty Trust Incorporated	13,700	266
Innkeepers USA Trust	13,700	134
JP Realty, Inc.	9,150	218

Common Stock (93.4%)	Shares/ Par	Market Value (000's)
Financials continued		
Kilroy Realty Corporation	9,200	$ 242
Lasalle Hotel Properties	9,500	112
Markel Corporation	1,125	202
Ohio Casualty Corporation	5,800	93
Presidential Life Corporation	4,700	97
ProAssurance Corporation	9,300	163
*Silicon Valley Bancshares	11,400	305
Sun Communities, Inc.	6,900	257
Texas Regional Bancshares, Inc. — Class A	9,100	344
*Triad Guaranty, Inc.	8,400	305
Washington Real Estate Trust	4,700	117
Total		4,936
Health Care (3.9%)		
Bone Care International, Inc.	13,500	231
*Guilford Pharmaceuticals, Inc.	14,200	170
Owens & Minor, Inc.	16,000	296
*Sola International, Inc.	5,800	113
Total		810
Industrials (16.7%)		
Ameron International Corporation	1,600	111
*Dal-Tile International, Inc.	5,800	135
EDO Corporation	8,100	214
Electro Rent Corporation	15,150	195
G & K Services, Inc. — Class A	6,950	224
Hub Group, Inc. — Class A	4,700	49
Idex Corporation	5,700	197
*Insituform Technologies, Inc. — Class A	17,100	437
Landauer, Inc.	4,600	156
Landstar System, Inc.	4,100	297
Layne Christensen Company	6,900	55
Littelfuse, Inc.	8,000	210
Matthews International Corporation — Class A	12,350	304
*Midwest Express Holdings, Inc.	7,000	102
*Modis Professional Services, Inc.	18,300	131
Thomas Industries, Inc.	9,150	229
UTI Worldwide, Inc.	9,100	178
Woodward Governor Company	4,800	280
Total		3,504
Information Technology (7.0%)		
Analogic Corporation	6,400	246
Analysts International Corporation	4,900	20
ATMI, Inc.	5,800	138
Brooks Automation, Inc.	5,300	216
Franklin Electric Co., Inc.	2,950	242
Methode Electronics, Inc. — Class A	8,100	65
Packeteer, Inc.	16,000	118

Common Stock (93.4%)	Shares/ Par	Market Value (000's)
Information Technology continued		
Progress Software Corporation	12,600	$ 218
*SPSS, Inc.	11,450	203
Total		1,466
Materials (10.7%)		
*Airgas, Inc.	16,000	242
Aptargroup, Inc.	8,250	289
Arch Chemicals, Inc.	9,150	212
Deltic Timber Corporation	6,500	178
Florida Rock Industries, Inc.	4,850	177
Gibraltar Steel Corporation	9,550	167
Ivex Packaging Corporation	12,900	245
Liqui-Box Corporation	4,150	171
Myers Industries, Inc.	9,200	126
Penn Virginia Corporation	6,850	234
Wausau-Mosinee Paper Corporation	17,000	206
Total		2,247
Other Holdings (0.9%)		
Russell 2000 Value Index	1,500	193
Total		193
Utilities (3.3%)		
Black Hills Corporation	4,200	142
Cleco Corporation	10,550	232
Otter Tail Corporation	4,700	137
Vectren Corporation	7,350	176
Total		687
Total Common Stock (Cost: $18,455)		19,611

Money Market Investments (5.9%)	Shares/ Par	Market Value (000's)
Investment Company Reserves (5.9%)		
Reserve Investment Fund	1,240,328	$ 1,240
Total Money Market Investments (Cost $1,240)		1,240
Total Investments (99.3%) (Cost $19,695)^		20,851
Other Assets, Less Liabilities (0.7%)		152
Total Net Assets (100.0%)		$21,003

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $19,712 and the net unrealized appreciation of investments based on that cost was $1,139 which is comprised of $1,396 aggregate gross unrealized appreciation and $257 aggregate gross unrealized depreciation..

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Aggressive Growth Stock Portfolio

Objective:
Maximum long-term appreciation of capital

Portfolio Strategy:
Strive for the highest possible rate of capital appreciation by investing in companies with potential for rapid growth.

Net Assets:
$1.34 billion

The Aggressive Growth Stock Portfolio owns the stocks of emerging growth companies, generally with market capitalizations of less than $10 billion. Since growth stock portfolios tend to react strongly to changes in financial and economic markets, as well as to changes in the prospects for individual companies, returns of this Portfolio can vary considerably from time to time. A higher level of risk (with risk defined as variability of returns over time) is accepted for the potential of greater long-term returns. The Portfolio's focus in stock selection is on the individual companies' ability to generate revenue, expand profit margins and maintain solid balance sheets; industry sector selection is of secondary importance.

In a difficult and volatile market environment, the Aggressive Growth Stock Portfolio has underperformed its benchmark, the S&P MidCap 400 Index, over the last year. Communication, technology and energy have been among the poorer performing industry groups. More defensive holdings such as Investors Financial Services, Fiserv, Radian Group and Concord EFS in the financial services sector and Patterson Dental in health care have held up well. Technology holdings benefited from a rally in the final months of the year.

In anticipation of a recovery, the Portfolio's holdings are being adjusted to provide more participation in growth-oriented cyclicals.

Sector Allocation 12/31/01



S&P 400 Index Futures 2%
Telecommunication Services 3%
Financials 6%
Energy 7%
Consumer Discretionary 14%
8% Short-Term Investments & Other Net Assets
23% Industrials/ Materials
22% Information Technology
15% Health Care

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
Patterson Dental Company	3.2%
Fiserv, Inc.	2.8%
The Corporate Executive Board Company	2.3%
Cintas Corporation	2.2%
Investors Financial Services Corp.	2.1%
Lincare Holdings, Inc.	1.9%
Kohl's Corporation	1.9%
Tetra Tech, Inc.	1.9%
Radian Group, Inc.	1.9%
Concord EFS, Inc.	1.8%

Relative Performance



$60,000
50,000
40,000
30,000
20,000
10,000
12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Aggressive Growth Stock Portfolio
S&P 400 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	10 Years
Aggressive Growth Stock Portfolio	–19.87%	8.42%	12.57%
S&P 400 Index	–0.60%	16.11%	15.02%

Since the Portfolio invests primarily in medium-capitalization (Mid Cap) issues, the index that best reflects the Portfolio's performance is the S&P MidCap 400 Index. This is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market.

As of December 31, 2001, the 400 companies in the composite had median market capitalization of $1.7 billion and a total market value of $830.1 billion. The MidCap 400 represents approximately 5.7% of the market value of Compustat's database of over 10,000 equities.

This chart assumes an initial investment of $10,000 made on 12/31/91. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (13.7%)		
*Abercrombie & Fitch Co. — Class A	560,200	$ 14,862
*Catalina Marketing Corporation	378,900	13,148
*CDW Computer Centers, Inc.	164,100	8,814
*Dollar Tree Stores, Inc.	618,450	19,116
*Entercom Communications Corp. — Class A	213,500	10,675
*Gemstar-TV Guide International, Inc.	397,400	11,008
*Gentex Corporation	108,400	2,898
*Getty Images, Inc.	611,000	14,041
*Hispanic Broadcasting Corporation — Class A	309,900	7,902
*Jones Apparel Group, Inc.	331,200	10,986
*Kohl's Corporation	355,400	25,035
*Lamar Advertising Company — Class A	510,425	21,611
*O'Reilly Automotive, Inc.	371,000	13,530
*Pixar, Inc.	102,200	3,675
*TMP Worldwide, Inc.	141,400	6,066
Total		183,367
Energy (7.2%)		
*BJ Services Company	556,100	18,045
*Cooper Cameron Corporation	335,900	13,557
Dynegy, Inc. — Class A	310,900	7,928
GlobalSantaFe Corporation	624,901	17,822
*Grant Prideco, Inc.	910,225	10,468
*Nabors Industries, Inc.	450,500	15,466
*Weatherford International, Inc.	368,125	13,716
Total		97,002
Financials (6.4%)		
Investors Financial Services Corp.	424,800	28,125
Old Republic International Corporation	763,000	21,372
Radian Group, Inc.	577,200	24,791
SouthTrust Corporation	465,000	11,472
Total		85,760
Health Care (14.9%)		
*AdvancePCS	641,400	18,825
*Apogent Technologies, Inc.	813,700	20,993
Biomet, Inc.	534,200	16,507
*Elan Corporation PLC, ADR	144,555	6,514
*Health Management Associates, Inc.	764,100	14,059
*King Pharmaceuticals, Inc.	288,200	12,142
*Lincare Holdings, Inc.	907,800	26,009
*MedImmune, Inc.	372,800	17,279
*Patterson Dental Company	1,058,150	43,311

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Province Healthcare Company	467,500	$ 14,427
*Shire Pharmaceuticals Group PLC, ADR	259,600	9,501
Total		199,567
Industrials (21.1%)		
*Apollo Group, Inc. — Class A	318,400	14,331
*ARAMARK Corporation — Class B	95,700	2,574
*The BISYS Group, Inc.	162,700	10,411
Cintas Corporation	619,050	29,956
*Concord EFS, Inc.	735,950	24,124
*The Corporate Executive Board Company	838,000	30,755
Deere & Company	236,800	10,339
*DST Systems, Inc.	333,900	16,645
Expeditors International of Washington, Inc.	335,600	19,112
*Fiserv, Inc.	889,925	37,662
Graco, Inc.	49,600	1,937
*Mettler-Toledo International, Inc.	256,500	13,300
Paychex, Inc.	407,700	14,286
*Robert Half International, Inc.	419,900	11,211
SkyWest, Inc.	251,100	6,390
*Swift Transportation Co., Inc.	683,400	14,700
*Tetra Tech, Inc.	1,256,347	25,014
Total		282,747
Information Technology (22.3%)		
*ADC Telecommunications, Inc.	1,347,900	6,200
*BEA Systems, Inc.	258,100	3,977
*Cadence Design Systems, Inc.	554,100	12,146
*Comverse Technology, Inc.	176,500	3,948
*Credence Systems Corporation	1,019,500	18,932
*Electronic Arts, Inc.	247,800	14,856
*Intersil Corporation — Class A	269,000	8,675
*Intuit, Inc.	428,200	18,310
*Jabil Circuit, Inc.	632,300	14,366
*Keane, Inc.	347,500	6,265
*Micrel Incorporated	618,200	16,215
*Microchip Technology Incorporated	559,350	21,670
*Network Appliance, Inc.	174,300	3,812
*Novellus Systems, Inc.	148,200	5,846
PerkinElmer, Inc.	521,200	18,252
*PRI Automation, Inc.	605,400	12,380
*QLogic Corporation	378,000	16,825
*Rational Software Corporation	405,400	7,905
*RF Micro Devices, Inc.	266,500	5,125
*Sanmina-SCI Corporation	669,800	13,329
*Semtech Corporation	545,100	19,455
*TIBCO Software, Inc.	615,800	9,194
*VeriSign, Inc.	278,700	10,602

Common Stock (89.8%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*Vignette Corporation	1,631,684	$ 8,762
*Waters Corporation	409,000	15,849
*Xilinx, Inc.	137,500	5,369
*Zebra Technologies Corporation — Class A	17,000	944
Total		299,209
Materials (1.5%)		
Praxair, Inc.	233,900	12,923
Sigma-Aldrich Corporation	198,900	7,839
Total		20,762
Telecommunication Services (2.7%)		
*Alamosa Holdings, Inc.	769,100	9,175
*American Tower Corporation — Class A	1,494,822	14,156
*Crown Castle International Corp.	1,269,900	13,563
Total		36,894
Total Common Stock (Cost: $1,165,794)		1,205,308

Money Market Investments (9.8%)	Shares/ Par	Market Value (000's)
Federal Government Agencies (0.4%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	$ 6,000,000	5,987
Total		5,987
Finance Lessors (1.6%)		
Preferred Receivable Funding, 2.04%, 1/9/02	900,000	900
#Receivables Capital Corp., 1.95%, 1/18/02	20,000,000	19,981
Total		20,881
Miscellaneous Business Credit Institutions (1.5%)		
John Deere Capital Corp., 1.90%, 1/18/02	20,000,000	19,982
Total		19,982
Personal Credit Institutions (3.0%)		
American General Finance, 1.92%, 1/11/02	20,000,000	19,990
Household Finance Corp., 1.93%, 1/22/02	20,000,000	19,977
Total		39,967
Security Brokers & Dealers (0.3%)		
Salomon Smith Barney Holdings, 1.78%, 1/15/02	$ 4,500,000	4,497
Total		4,497
Short Term Business Credit (1.5%)		
Asset Securitization, 1.95%, 1/18/02	20,300,000	20,281
Total		20,281
Utilities (1.5%)		
National Rural Utility Co., 2.01%, 1/25/02	20,000,000	19,973
Total		19,973
Total Money Market Investments (Cost $131,568)		131,568
Total Investments (99.6%) (Cost $1,297,362)/		1,336,876
Other Assets, Less Liabilities (0.4%)		5,000
Total Net Assets (100.0%)		$1,341,876

/\ At 12/31/01 the aggregate cost of securities for federal tax purposes was $1,304,489 and the net unrealized appreciation of investments based on that cost was $32,387 which is comprised of $195,480 aggregate gross unrealized appreciation and $163,093 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
Midcap 400 Index Futures (Total Notional Value at 12/31/01 $25,709)	102	3/02	$255

The Accompanying Notes are an Integral Part of the Financial Statements

International Growth Portfolio

Objective:
Long-term capital appreciation

Portfolio Strategy:
Invest in stocks of companies outside the U.S. that are expected to experience above-average growth.

Net Assets:
$26.90 million

The International Growth Stock Portfolio invests in common stocks of companies that are headquartered or trade primarily on exchanges outside the United States and that are expected to grow more rapidly than market averages. Holdings are selected for their individual characteristics and growth prospects, with only minor consideration given to size, geography, and industry group. Stocks are selected through fundamental analysis of their financial soundness and potential for growth, with emphasis on distinctiveness of products or services and strong market positions. Stocks under consideration are carefully analyzed to make sure the promise of growth is not already reflected in the stock price, with technical analysis used as a further check on the relationship between price, value and market trends.

At the end of 2001, the Portfolio was moderately concentrated in consumer cyclicals, including retailers and leading international auto makers Porsche AG, BMW and Honda, each of which has particular international strength in its market segment. Also in the automotive industry is Beru AG, a small German company with unique technology for monitoring tire pressure. A major retail holding is Belluna, a leading mail order company in Japan. Defensive balance for these economically sensitive issues is provided by consumer non-cyclical holdings in foods, beverages, tobacco and pharmaceuticals.

The Portfolio is somewhat overweighted in technology, with exposure concentrated in low-risk companies with proprietary products. These include Tandberg ASA of Norway, which makes videoconferencing equipment; Swiss-based Logitech, which makes computer mice and web cameras; and Philips Electronics, which makes a variety of consumer electronics, semiconductors and medical systems. Another theme is support services for business, with holdings in Thiel Logistik, a provider of logistics services to hospitals; Serco Group in facilities management; and Aggreko, which provides auxiliary power.

Holdings are concentrated in Europe, which represents 78% of the Portfolio.

Sector Allocation 12/31/01



Information Technology 8%
2% Short-Term Investments & Other Net Assets
9% Resources
4% Basic Industries
8% General Industrial
Financial Services 20%
11% Cyclical Consumer Goods
Non-Cyclical Services 2%
Cyclical Services 14%
22% Non-Cyclical Consumer Goods

Top 10 Equity Holdings 12/31/01

Company	Country	% of Total Net Assets
Tandberg ASA	Norway	2.3%
Logitech Internationa -Reg	Switzerland	1.9%
Norske Skogindustrier ASA	Norway	1.8%
BELLUNA CO., LTD.	Japan	1.7%
Swedish Match AB	Sweden	1.7%
Synthes-Stratec, Inc.	Switzerland	1.6%
Anglo Irish Bank Corporation	Ireland	1.6%
Porsche AG	Germany	1.6%
Gallaher Group PLC	United Kingdom	1.6%
ResMed, Inc.	Australia	1.5%

Relative Performance



$11,000
10,500
10,000
9,500
9,000
7/01
12/01
International Growth Portfolio
EAFE Index

Total Return For Period Ended December 31, 2001	Since Inception#
International Growth Portfolio	-9.40%
EAFE Index	-6.25%

#Inception date of 7/31/01, returns not annualized

As depicted in the graph, the International Growth Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization in each market; industry composition of the market is reflected; and a cross section of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U. S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2001

Foreign Common Stock (97.6%)	Country	Shares/ Par	Market Value (000's)
Aerospace & Defense (1.1%)			
Meggitt Ord	United Kingdom	109,600	$ 306
Total			306
Automobiles & Parts (10.8%)			
Bayer Motoren Werk AG	Germany	11,500	405
Beru Ag Ludwigsburg	Germany	9,300	409
Bridgestone Corporation	Japan	30,000	317
Denway Investments	Hong Kong	1,144,900	356
Fuji Heavy Industries	Japan	56,000	240
Honda Motor Co.	Japan	9,000	359
Peugeot SA	France	8,500	361
Porsche AG	Germany	1,100	421
Total			2,868
Banks (9.0%)			
Anglo Irish Bank Corporation	Ireland	109,500	425
Banque Nationale de Paris	France	3,500	313
Danske Bank	Denmark	23,200	372
Lloyds TSB Group PLC	United Kingdom	34,000	369
OTP Bank	Hungary	3,800	228
Royal Bank of Canada	Canada	11,900	387
Royal Bank of Scotland Group	United Kingdom	13,000	316
Total			2,410
Beverages (1.4%)			
*Cott Corporation	Canada	23,900	380
Total			380
Construction & Building Materials (2.4%)			
Grupo Ferrovial	Spain	16,500	289
Vinci	France	6,250	367
Total			656
Diversified Industrials (1.3%)			
Suez Lyonnaise	France	11,900	360
Total			360
Electronics & Electrical Equipment (1.2%)			
Koninklijke Philips Electronics NV	Netherlands	11,000	327
Total			327
Engineering & Machinery (2.8%)			
*Neopost SA	France	8,400	245
*Nordex AG	Germany	43,800	265
Vestas Wind Systems	Denmark	9,300	254
Total			764

Foreign Common Stock (97.6%)	Country	Shares/ Par	Market Value (000's)
Food & Drug Retailers (1.3%)			
Koninklijke Ahold NV	Netherlands	4,400	$ 128
Lawson, Inc.	Japan	8,200	235
Total			363
Food Producers & Processors (5.4%)			
Cadbury Schweppes PLC	United Kingdom	58,700	374
Nestle SA	Switzerland	1,890	403
Nutreco Holding NV	Netherlands	9,156	293
Unilever PLC	United Kingdom	47,500	390
Total			1,460
Forestry & Paper (3.0%)			
Norske Skogindustrier	Norway	25,600	481
Upm-kymmene OYJ	Finland	9,600	318
Total			799
General Retailers (4.6%)			
Belluna Co, Ltd.	Japan	13,200	449
Esprit Holdings, Ltd.	Hong Kong	350,500	396
Folli-Follie Abee	Greece	20,800	366
KarstadtQuelle AG	Germany	500	20
Total			1,231
Health (3.2%)			
*Resmed	Australia	7,600	410
Synthes Stratec, Inc.	Switzerland	635	442
Total			852
Information Technology Hardware (5.6%)			
*Asml Holding NV	Netherlands	9,900	172
*Logitech International	Switzerland	13,600	498
Nokia OYJ	Finland	9,300	240
*Tandberg	Norway	27,100	604
Total			1,514
Insurance (4.2%)			
*Converium Holding AG	Switzerland	2,200	107
Corporacion Mapfre	Spain	57,000	330
ING Groep NV	Netherlands	12,300	314
Swiss Re	Switzerland	3,900	392
Total			1,143
Leisure, Entertainment & Hotels (2.7%)			
Nintendo Co., Ltd.	Japan	1,900	333
Rank Group PLC	United Kingdom	121,400	406
Total			739
Life Assurance (2.7%)			
Irish Life & Permanent	Ireland	34,700	355
Manulife Financial	Canada	13,900	362
Total			717

Foreign Common Stock (97.6%)	Country	Shares/ Par	Market Value (000's)
Oil & Gas (7.8%)			
ENI SPA	Italy	16,000	$ 201
Ihc Caland NV	Netherlands	8,600	402
Saipem International	Italy	71,800	352
Technip SA	France	2,950	394
*Tgs Nopec Geophysical, Co.	Norway	24,000	333
Total Fina Elf SA	France	2,850	406
Total			**2,088**
Personal Care & Household Products (3.4%)			
Luxottica Group SPA, ADR	Italy	23,200	382
Reckitt Benckiser PLC	United Kingdom	27,500	400
Shiseido Company Limited	Japan	15,000	139
Total			**921**
Pharmaceuticals (6.8%)			
Csl Limited	Australia	15,300	403
*Elan Corporation PLC, ADR	Ireland	6,900	311
Glaxosmithkline	United Kingdom	13,900	349
Novo-nordisk AS	Denmark	8,800	360
Takeda Chemical Industries	Japan	5,000	226
*Taro Pharmaceutical Industries, Ltd.	Israel	4,200	168
Total			**1,817**
Software & Computer Services (1.4%)			
Sap AG	Germany	2,800	367
Total			**367**
Specialty & Other Finance (3.8%)			
Data Advantage Limited	Australia	111,228	355
Deutsche Boerse AG	Germany	8,600	341
Man Group PLC	United Kingdom	500	9
Van der Moolen Holding NV	Netherlands	11,000	316
Total			**1,021**
Support Services (4.5%)			
Aggreko PLC	United Kingdom	59,200	314
Sanix Incorporated	Japan	8,500	319
Serco Group PLC	United Kingdom	37,500	199
*Thiel Logistik AG	Germany	19,400	379
Total			**1,211**
Telecommunication Services (0.2%)			
*Koninklijke (Royal) KPN NV	Netherlands	11,000	56
Total			**56**

Foreign Common Stock (97.6%)	Country	Shares/ Par	Market Value (000's)
Tobacco (3.2%)			
Gallaher Group PLC	United Kingdom	61,200	$ 419
Swedish Match AB	Sweden	83,800	443
Total Tobacco			**862**
Transport (2.6%)			
Brisa Auto Estrada	Portugal	91,200	386
Macquarrie Infrastructure Australia Group	Australia	173,000	310
Total			**696**
Water (1.2%)			
Vivendi Environment	France	9,400	313
*Vivendi Environment — Warrants	France	9,400	4
Total			**317**
Total Foreign Common Stock (Cost: $27,492)			**26,245**
Money Market Investments (1.5%)			
Machinery (1.5%)			
John Deere Capital Corp., 2.05%, 1/14/02	United States	$ 400,000	400
Total Money Market Investments (Cost: $400)			**400**
Total Investments (99.1%) (Cost $27,892)^			**26,645**
Other Assets, Less Liabilities (0.9%)			**255**
Total Net Assets (100.0%)			**$26,900**

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $27,892 and the net unrealized depreciation of investments based on that cost was $1,247 which is comprised of $874 aggregate gross unrealized appreciation and $2,121 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

Investment Percentage by Country:

United Kingdom	17.2%
France	10.3%
Japan	9.7%
Germany	8.3%
Netherlands	7.5%
Other	47.0%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Franklin Templeton International Equity Portfolio

Objective:
Long-term appreciation of capital through diversification into markets outside the United States

Portfolio Strategy:
Participate in the growth of foreign economies by investing in securities with high long-term earnings potential relative to current market values.

Net Assets:
$716.41 million

The Franklin Templeton International Equity Portfolio offers the opportunity to participate in the growth of companies in countries throughout the world, particularly those with expanding economies. In selecting investments, the principal focus is on identifying undervalued stocks of companies with strong finances and good long-term growth opportunities, rather than on choosing regions of the world in which to invest. The Portfolio is normally fully invested in equity securities.

The Portfolio's value-driven management style enabled it to significantly outperform its major benchmark, the EAFE index, during 2001. However, total return was negative, as the downward trend continued in world economies and equity markets trended generally down.

A majority of the Portfolio's holdings are in Europe, where the January 2002 introduction of the physical euro has been a positive influence. The common currency should provide impetus for further convergence of European economies, increasing transparency of transactions and simplifying cross-border mergers. The new physical euro encourages consumers to spend old currency they may have been hoarding and also makes price comparisons among countries easier. If these positives lead to strength in the euro, the Portfolio will benefit from its non-hedging strategy.

Asia remains underweighted, as economic malaise in Japan and elsewhere in the region prevails. Very modest Latin American holdings are in Brazil and Mexico, where Telefonos de Mexico experienced solid performance for the year. Telecommunications holdings in other countries delivered mixed results.

At present, there are no widespread trends in international markets; it is very much a stock picker's market, in which Templeton's strength in fundamental analysis is proving advantageous. The Portfolio's largest holding, Stora Enso, a Finnish paper company, registered a modest gain for the year. Other large holdings that performed well include Cheung Kong Holdings, a Hong Kong real estate developer, and Societé Bic, a French consumer products company famous for its disposable pens, lighters and razors. Some longtime holdings finally proved rewarding near the end of 2001; these include Marks & Spencer, a British retailer undergoing a successful restructuring, and Akzo Nobel, a Dutch chemical company identified several years ago as a quality stock selling at a bargain price. Some trading opportunities were created by the worldwide market weakness after September 11; performance benefited from positions taken in late September in Alcatel, a French networking company, and Nortel, a Canadian telecommunications company.

The International Equity Portfolio is managed for Northwestern Mutual by Templeton Investment Counsel, Inc.

Sector Allocation 12/31/01



Australia/New Zealand 5%
North America 7%
Latin America/ Caribbean 3%
Asia 22%
Mid-East/Africa 1%
Short-Term Investments & Other Net Assets 4%
Continental Europe 40%
United Kingdom 18%

The Franklin Templeton International Equity Portfolio was formerly named the International Equity Portfolio. The name change took effect on May 4, 2001. The Portfolio's investment objective did not change.

Top 10 Equity Holdings 12/31/01

Company	Country	% of Net Assets
Stora Enso OYJ	Finland	2.2%
Cheung Kong Holdings Ltd	Hong Kong	2.0%
Societé Bic SA	France	2.0%
Akzo Nobel NV	Netherlands	2.0%
Marks & Spencer PLA	United Kingdom	2.0%
Australia & New Zealand Banking Group Ltd	Australia	2.0%
Koninklijke Philips Electronics NV	Netherlands	1.9%
Endesa SA	Spain	1.8%
Ing Groep NV	Netherlands	1.7%
Lloyds TSB Group PLC	United Kingdom	1.7%

Relative Performance



$30,000
26,000
22,000
18,000
14,000
10,000
4/93 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Franklin Templeton International Equity Portfolio
EAFE Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	Since Inception#
Franklin Templeton International Equity Portfolio	-14.00%	4.30%	9.12%
EAFE Index	-21.20%	1.18%	4.72%

#Inception date of 4/30/93

As depicted in the graph, the Franklin Templeton International Equity Portfolio is compared against the Morgan Stanley Capital International EAFE ("Europe-Australasia-Far East") Index. The index is composed of approximately 1,100 companies in 20 countries in Europe and the Pacific Basin. The objective of the index is to reflect the movements of stock markets in these countries by representing an unmanaged (indexed) portfolio within each country. The index is constructed so that companies chosen represent about 60% of market capitalization *in each market; industry composition of the market is reflected; and a cross section* of large, medium, and small capitalization stocks is included, taking into account liquidity concerns. The index is calculated in U. S. dollars. The Index cannot be invested in directly and does not include sales charges.

This chart assumes an initial investment of $10,000 made on 4/30/93 (commencement of the Portfolio's operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2001

Common Stock (94.9%)	Country	Shares/ Par	Market Value (000's)
Automobiles & Components (1.5%)			
Valeo SA	France	265,460	$ 10,589
Total			10,589
Banks (9.5%)			
Australia & New Zealand Banking Group, Ltd.	Australia	1,540,601	14,045
Banca Nazionale del Lavora	Italy	4,040,250	8,184
*Dbs Group Holdings Limited	Singapore	1,421,000	10,620
HSBC Holdings PLC	Hong Kong	1,010,537	11,825
Lloyds TSB Group PLC	United Kingdom	1,140,110	12,378
Nordea AB	Sweden	1,628,500	8,686
Nordea AB (NDA)	Sweden	491,780	2,602
Total			68,340
Capital Goods (8.4%)			
Alstom	France	586,340	6,521
BAE SYSTEMS PLC	United Kingdom	2,627,200	11,833
Invensys PLC	United Kingdom	5,161,860	8,959
KCI Konecranes International	Finland	342,900	8,702
Kurita Water Industries, Ltd.	Japan	601,000	7,461
Rolls-Royce PLC	United Kingdom	3,330,800	8,071
Volvo AB — Class B	Sweden	497,580	8,349
Total			59,896
Commercial Services & Supplies (2.0%)			
Societe BIC SA	France	424,320	14,493
Total			14,493
Consumer Discretionary (0.8%)			
Autoliv, Inc.'	Sweden	279,100	5,669
Total			5,669
Consumer Durables & Apparel (2.5%)			
Koninklijke Philips Electronics NV	Netherlands	460,805	13,696
SONY CORPORATION	Japan	86,800	3,967
Total			17,663

Common Stock (94.9%)	Country	Shares/ Par	Market Value (000's)
Diversified Financials (3.9%)			
ING Groep NV	Netherlands	486,000	$ 12,393
The Nomura Securities Co., Ltd.	Japan	398,400	5,107
Swire Pacific Limited — Class A	Hong Kong	1,459,500	7,955
Swire Pacific Limited — Class B	Hong Kong	3,534,200	2,538
Total			27,993
Energy (7.0%)			
CNOOC Limited	China	450,600	8,697
ENI SPA	Italy	469,025	5,880
Husky Energy, Inc.	Canada	721,000	7,439
Repsol SA	Spain	732,000	10,676
Shell Transport & Trading Company PLC	United Kingdom	1,518,500	10,431
Total Fina Elf SA	France	50,922	7,273
Total			50,396
Financials (3.9%)			
ACE Limited	Bermuda	254,100	10,202
PartnerRe, Ltd.	Bermuda	114,570	6,187
XL Capital, Ltd. — Class A	Bermuda	124,000	11,329
Total			27,718
Food & Drug Retailing (1.6%)			
J. Sainsbury PLC	United Kingdom	2,203,680	11,738
Total			11,738
Food Beverage & Tobacco (1.3%)			
Unilever PLC	United Kingdom	1,129,200	9,269
Total			9,269
Health Care Equipment & Services (0.7%)			
Mayne Nickless, Ltd.	Australia	10	0
Nycomed Amersham PLC	United Kingdom	517,590	4,901
Total			4,901
Insurance (5.1%)			
Axa	France	474,362	9,913
Swiss Re	Switzerland	117,400	11,809
Yasuda Fire & Marine Insurance Company Limited	Japan	1,048,000	5,997
Zurich Financial Services AG	Switzerland	36,513	8,566
Total			36,285

Franklin Templeton International Equity Portfolio

Common Stock (94.9%)	Country	Shares/ Par	Market Value (000's)
Materials (10.4%)			
Akzo Nobel NV	Netherlands	323,810	$ 14,458
AngloGold Limited, ADR	South Africa	238,800	4,313
Barrick Gold Corporation	Canada	201,580	3,214
BASF AG	Germany	290,520	10,826
Bayer AG	Germany	291,200	9,256
Broken Hill Proprietary, Ltd.	Australia	1,787,360	9,607
Hanson PLC	United Kingdom	1,063,494	7,337
Stora Enso OYJ — Class R	Finland	743,900	9,525
Stora Enso OYJ — R Shares	Finland	507,997	6,441
Total			74,977
Media (2.5%)			
United Business Media PLC	United Kingdom	1,630,610	11,391
Wolters Kluwer NV	Netherlands	280,940	6,404
Total			17,795
Pharmaceuticals & Biotechnology (2.6%)			
Aventis SA	France	142,160	10,094
Ono Pharmaceutical Co., Ltd.	Japan	282,000	8,478
Total			18,572
Real Estate (2.0%)			
Cheung Kong Holdings Limited	Hong Kong	1,408,000	14,626
Total			14,626
Retailing (2.0%)			
Marks & Spencer PLC	United Kingdom	2,746,310	14,429
Total			14,429
Technology Hardware & Equipment (4.3%)			
Alcatel	France	286,520	4,898
FUJITSU LIMITED	Japan	288,000	2,096
NEC Corporation	Japan	715,000	7,294
Nortel Networks Corp.	Canada	587,270	4,378
Samsung Electronics	South Korea	55,550	11,800
Total			30,466
Telecommunication Services (11.0%)			
BCE, Inc.	Canada	432,940	9,767
Cable & Wireless PLC	United Kingdom	1,760,630	8,469
Compania de Telecomunicaciones de Chile SA, ADR	Chile	273,725	3,684
Korea Telecom Corporation, ADR	Korea (South)	491,440	9,991

Common Stock (94.9%)	Country	Shares/ Par	Market Value (000's)
Telecommunication Services continued			
Nippon Telegraph & Telephone Corporation	Japan	2,371	$ 7,725
Philippine Long Distance Telephone, ADR	Philippines	353,040	2,909
PT Indosat, ADR	Indonesia	386,900	3,424
Telecom Corporation of New Zealand Limited	New Zealand	5,183,300	10,792
*Telefonica SA, ADR	Spain	268,985	10,781
Telefonos de Mexico SA, ADR	Mexico	349,514	12,240
Total			79,782
Transportation (4.2%)			
British Airways PLC	United Kingdom	1,571,900	4,461
Deutsche Post AG	Germany	753,530	10,400
Hong Kong Aircraft & Engineering	Hong Kong	345,100	520
Nippon Express Co., Ltd.	Japan	2,373,000	8,057
*SAS AB	Sweden	979,060	6,347
Total			**29,785**
Utilities (7.7%)			
E.On AG	Germany	194,210	10,099
Endesa SA	Spain	824,850	12,903
EVN AG	Austria	64,500	2,629
Hong Kong Electric Holdings Limited	Hong Kong	2,320,000	8,628
Iberdrola SA	Spain	514,980	6,704
Innogy Holdings PLC	United Kingdom	1,246,864	3,484
International Power PLC	United Kingdom	1,246,864	3,675
Korea Electric Power Corp.	South Korea	410,200	6,777
Total			54,899
Total Common Stock (Cost: $733,781)			**680,281**
Preferred Stock (1.0%)			
Energy (1.0%)			
Petroleo Brasileiro SA	Brazil	325,000	7,195
Total Preferred Stock (Cost: $6,804)			**7,195**
Money Market Investments (4.0%)			
Finance Services (0.5%)			
JP Morgan Chase & Co., 1.86%, 2/7/02	United States	$ 3,800,000	3,793
Total			3,793

Money Market Investments (4.0%)	Country	Shares/ Par	Market Value (000's)
Pharmaceutical Preparations (3.5%)			
American Home Products, 1.85%, 1/2/02	United States	$21,100,000	$ 21,099
American Home Products, 2.03%, 1/23/02	United States	3,500,000	3,495
Total			**24,594**
Total Money Market Investments (Cost: $28,387)			**28,387**
Total Investments (99.9%) (Cost $768,972)/			**715,863**
Other Assets, Less Liabilities (0.1%)			**550**
Total Net Assets (100.0%)			**$716,413**

/\ At 12/31/01 the aggregate cost of securities for federal tax purposes was $768,954 and the net unrealized depreciation of investments based on that cost was $53,091 which is comprised of $72,101 aggregate gross unrealized appreciation and $125,192 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

Investment Percentage by Country:

United Kingdom	18.8%
France	8.9%
Japan	7.8%
Netherlands	6.6%
Hong Kong	6.4%
Other	51.5%
Total	**100.0%**

The Accompanying Notes are an Integral Part of the Financial Statements

Index 400 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P MidCap 400.

Net Assets:
$210.73 million

The Index 400 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index. This index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. Of the 400 stocks, 275 are listed on the New York Stock Exchange, 122 on NASDAQ, and 3 on the American Stock Exchange.

As of December 31, 2001, the 400 companies in the composite had a median market capitalization of $1.7 billion and total market value of $830.1 billion. For comparison, the 500 large stocks in the S&P 500 Index had a median market capitalization of $8.4 billion and total market value of $10,463 billion.

The Index 400 Portfolio enables policyowners to participate in the performance of mid-sized companies in the U.S. equity market. The Portfolio continues to achieve its objective of matching the results of the S&P 400 MidCap Index before expenses.

Sector Allocation 12/31/01



Utilities 7%
Telecommunication Services 1%
Materials 4%
Information Technology 17%
Industrials 13%
S&P 400 Index Futures 5%
Consumer Discretionary 13%
Consumer Staples 4%
Energy 6%
Financials 18%
Health Care 12%

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
IDEC Pharmaceuticals Corporation	1.2%
Electronic Arts, Inc.	0.9%
SunGard Data Systems, Inc.	0.9%
M&T Bank Corporation	0.8%
Quest Diagnostics Incorporated	0.8%
Marshall & Ilsley Corporation	0.7%
Gilead Sciences, Inc.	0.7%
Affiliated Computer Services, Inc. — Class A	0.7%
DST Systems, Inc.	0.7%
R.J. Reynolds Tobacco Holdings, Inc.	0.6%

Relative Performance



$14,000
13,000
12,000
11,000
10,000
4/99
12/99
12/00
12/01
Index 400 Stock Portfolio
S&P MidCap 400 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	Since Inception#
Index 400 Stock Portfolio	−0.65%	10.76%
S&P MidCap 400 Index	−0.60%	11.16%

#Inception date of 4/30/99

The S&P MidCap 400 Index is a capitalization-weighted index that measures the performance of the mid-range sector of the U.S. stock market. As of December 31, 2001, the 400 companies in the composite had median market capitalization of $1.7 billion and a total market value of $830.1 billion. The MidCap 400 represents approximately 5.7% of the market value of Compustat's database of over 10,000 equities.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 4/30/99 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (12.5%)		
*Abercrombie & Fitch Co. — Class A	23,600	$ 626
*American Eagle Outfitters, Inc.	16,550	433
ArvinMeritor, Inc.	15,650	307
Bandag, Inc.	4,900	170
*Barnes & Noble, Inc.	15,500	459
Belo Corp. — Class A	26,100	489
*BJ's Wholesale Club, Inc.	17,300	763
Blyth, Inc.	11,200	260
Bob Evans Farms, Inc.	8,300	204
*Borders Group, Inc.	19,000	377
BorgWarner, Inc.	6,300	329
*Brinker International, Inc.	23,750	707
Callaway Golf Company	18,300	350
*Catalina Marketing Corporation	13,200	458
CBRL Group, Inc.	13,200	389
*CDW Computer Centers, Inc.	20,900	1,124
Claire's Stores, Inc.	11,600	175
Clayton Homes, Inc.	32,800	561
*Coach, Inc.	10,400	405
*Dollar Tree Stores, Inc.	26,700	825
*Emmis Communications Corporation — Class A	11,300	267
*Entercom Communications Corp. — Class A	10,800	540
*Extended Stay America, Inc.	22,100	362
Federal Signal Corporation	10,800	241
*Furniture Brands International, Inc.	12,000	384
*Gentex Corporation	17,800	476
*GTECH Holdings Corporation	7,100	322
Harte-Hanks, Inc.	15,100	425
*Hispanic Broadcasting Corporation — Class A	26,000	663
International Speedway Corporation — Class A	12,700	497
Lancaster Colony Corporation	8,900	316
*Lands' End, Inc.	7,000	351
*Lear Corporation	15,200	580
Lee Enterprises Incorporated	10,400	378
Lennar Corporation	15,100	707
*Macrovision Corporation	11,900	419
*Mandalay Resort Group	18,000	385
Media General, Inc. — Class A	5,500	274
Modine Manufacturing Company	7,900	184
*Mohawk Industries, Inc.	12,500	686
*The Neiman Marcus Group, Inc. — Class A	11,400	354
*Outback Steakhouse, Inc.	18,100	620
*Papa John's International, Inc.	5,300	146
*Park Place Entertainment Corporation	70,600	647
*Payless ShoeSource, Inc.	5,314	298
PepsiAmericas, Inc.	37,200	513
The Reader's Digest Association, Inc. — Class A	24,400	563

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
Ross Stores, Inc.	19,200	$ 616
*Saks Incorporated	33,800	316
*Scholastic Corporation	8,400	423
*Six Flags, Inc.	21,900	337
Superior Industries International, Inc.	6,200	250
*The Timberland Company — Class A	9,400	349
*Unifi, Inc.	11,500	83
*United Rentals, Inc.	16,700	379
The Washington Post Company — Class B	2,300	1,220
*Westwood One, Inc.	25,700	772
*Williams-Sonoma, Inc.	13,500	579
Total		26,333
Consumer Staples (3.9%)		
Church & Dwight Co., Inc.	9,200	245
*Dean Foods Co.	9,588	654
The Dial Corporation	22,600	388
Dole Food Company, Inc.	13,300	357
Dreyer's Grand Ice Cream, Inc.	6,800	262
Hormel Foods Corporation	33,000	887
Interstate Bakeries Corporation	12,000	290
The J.M. Smucker Company	5,800	205
Longs Drug Stores Corporation	9,000	210
McCormick & Company Incorporated	16,400	688
R.J. Reynolds Tobacco Holdings, Inc.	24,100	1,357
Ruddick Corporation	11,000	176
Sensient Technologies Corporation	11,400	237
*Smithfield Foods, Inc.	26,800	591
Tootsie Roll Industries, Inc.	12,000	469
Tyson Foods, Inc. — Class A	82,640	954
Universal Corporation	6,500	237
Total		8,207
Energy (6.2%)		
* BJ Services Company	39,200	1,271
* Cooper Cameron Corporation	12,900	521
ENSCO International Incorporated	33,100	823
Equitable Resources, Inc.	15,500	528
*FMC Technologies, Inc.	14,900	245
*Forest Oil Corporation	11,400	322
*Grant Prideco, Inc.	26,000	299
*Hanover Compressor Company	15,000	379
Helmerich & Payne, Inc.	12,100	404
Murphy Oil Corporation	10,700	899
*National-Oilwell, Inc.	19,300	398
Noble Affiliates, Inc.	13,500	476
Ocean Energy, Inc.	40,600	780
*Patterson-UTI Energy, Inc.	18,200	424
Pennzoil-Quaker States Company	18,800	272
*Pioneer Natural Resources Company	23,400	451
*Pride International, Inc.	31,500	476

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Energy continued		
*Smith International, Inc.	12,000	$ 643
Tidewater, Inc.	14,400	488
Ultramar Diamond Shamrock Corporation	15,500	767
Valero Energy Corporation	14,600	557
*Varco International, Inc.	22,762	341
*Weatherford International, Inc.	27,100	1,009
Western Gas Resources, Inc.	7,700	249
Total		13,022
Financials (18.3%)		
A.G. Edwards, Inc.	19,100	844
Allmerica Financial Corporation	12,600	561
American Financial Group, Inc.	16,200	398
*AmeriCredit Corp.	19,700	622
Arthur J. Gallagher & Co.	19,200	662
Associated Banc-Corp.	15,790	557
Astoria Financial Corporation	23,300	617
Banknorth Group, Inc.	36,500	822
City National Corporation	11,400	534
The Colonial BancGroup, Inc.	26,400	372
Compass Bancshares, Inc.	30,500	863
Dime Bancorp, Inc.	24,700	891
*E*TRADE Group, Inc.	88,200	904
Eaton Vance Corp.	16,500	587
Everest Re Group, Ltd.	11,000	778
Fidelity National Financial, Inc.	20,500	508
First Tennessee National Corporation	30,600	1,110
First Virginia Banks, Inc.	11,000	558
FirstMerit Corporation	20,400	553
Golden State Bancorp, Inc.	32,200	842
Greater Bay Bancorp	11,800	337
GreenPoint Financial Corp.	24,100	862
HCC Insurance Holdings, Inc.	14,000	386
Hibernia Corporation — Class A	37,700	671
Horace Mann Educators Corporation	9,700	206
Hospitality Properties Trust	13,500	398
Independence Community Bank Corp.	14,100	321
*IndyMac Bancorp, Inc.	14,500	339
Investors Financial Services Corp.	7,600	503
*LaBranche & Co., Inc.	13,700	472
Legg Mason, Inc.	15,500	775
Leucadia National Corporation	13,200	381
M&T Bank Corporation	23,100	1,682
Marshall & Ilsley Corporation	24,500	1,549
Mercantile Bankshares Corporation	17,000	732
Metris Companies, Inc.	15,300	393
The MONY Group, Inc.	11,800	408
National Commerce Financial Corporation	48,925	1,238
Neuberger Berman, Inc.	17,500	768
New Plan Excel Realty Trust	20,800	396
New York Community Bancorp, Inc.	25,100	574
North Fork Bancorporation, Inc.	38,500	1,232
Ohio Casualty Corporation	14,300	230

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Financials continued		
Old Republic International Corporation	28,200	$ 790
Pacific Century Financial Corporation	19,000	492
The PMI Group, Inc.	10,550	707
Protective Life Corporation	16,300	472
Provident Financial Group, Inc.	11,600	305
Radian Group, Inc.	22,100	949
Roslyn Bancorp, Inc.	21,900	383
SEI Investments Company	25,900	1,168
*Silicon Valley Bancshares	11,800	315
Sovereign Bancorp, Inc.	58,800	720
StanCorp Financial Group, Inc.	7,300	345
TCF Financial Corporation	18,700	897
Unitrin, Inc.	16,100	636
Waddell & Reed Financial, Inc. — Class A	19,000	612
Webster Financial Corporation	11,700	369
Westamerica Bancorporation	8,500	336
Wilmington Trust Corporation	7,700	487
Total		38,419
Health Care (12.1%)		
*Apogent Technologies, Inc.	25,200	650
*Apria Healthcare Group, Inc.	12,800	320
*Barr Laboratories, Inc.	10,100	802
Beckman Coulter, Inc.	14,400	638
*COR Therapeutics, Inc.	13,200	316
*Covance, Inc.	13,800	313
*Cytyc Corporation	27,500	718
DENTSPLY International, Inc.	12,300	617
*Edwards Lifesciences Corporation	14,000	387
*Express Scripts, Inc. — Class A	18,600	870
*First Health Group Corp.	23,300	576
*Gilead Sciences, Inc.	22,600	1,485
*Health Net, Inc.	29,300	638
*Henry Schein, Inc.	10,100	374
Hillenbrand Industries, Inc.	14,900	824
ICN Pharmaceuticals, Inc.	19,300	647
*IDEC Pharmaceuticals Corporation	35,500	2,446
*Incyte Genomics, Inc.	15,700	307
*IVAX Corporation	47,525	957
*LifePoint Hospitals, Inc.	9,200	313
*Lincare Holdings, Inc.	25,500	731
*Millennium Pharmaceuticals, Inc.	51,800	1,270
Mylan Laboratories, Inc.	29,800	1,118
Omnicare, Inc.	22,200	552
*Oxford Health Plans, Inc.	23,500	708
*PacifiCare Health Systems, Inc.	8,000	128
*Patterson Dental Company	16,100	659
*Perrigo Company	17,500	207
*Protein Design Labs, Inc.	20,800	685
*Quest Diagnostics Incorporated	22,400	1,606
*Sepracor, Inc.	18,500	1,056
*STERIS Corporation	16,300	298
*Triad Hospitals, Inc.	16,839	494

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Health Care continued		
*Trigon Healthcare, Inc. — Class A	8,700	$ 604
*Universal Health Services, Inc. — Class B	14,300	612
*Vertex Pharmaceuticals Incorporated	17,700	435
*VISX Incorporated	13,500	179
Total		**25,540**
Industrials (12.9%)		
AGCO Corporation	17,000	268
Airborne, Inc.	11,500	171
*Alaska Air Group, Inc.	6,300	183
*Albany International Corp. — Class A	7,326	159
Alexander & Baldwin, Inc.	9,600	256
*American Standard Companies, Inc.	17,000	1,160
AMETEK, Inc.	7,900	252
*Apollo Group, Inc. — Class A	27,750	1,249
*Atlas Air Worldwide Holdings, Inc.	9,100	133
Banta Corporation	5,900	174
*The BISYS Group, Inc.	13,800	883
C.H. Robinson Worldwide, Inc.	20,200	584
Carlisle Companies Incorporated	7,200	266
Ceridian Corporation	34,700	651
*Certegy, Inc.	17,100	585
*CheckFree Corporation	18,300	329
*ChoicePoint, Inc.	14,800	750
CNF, Inc.	11,600	389
*CSG Systems International, Inc.	12,600	510
*DeVry, Inc.	16,600	472
Donaldson Company, Inc.	10,600	412
*DST Systems, Inc.	29,200	1,457
*The Dun & Bradstreet Corporation	19,100	674
*Dycom Industries, Inc.	10,100	169
*Education Management Corporation	8,100	294
*EGL, Inc.	11,300	158
*Energizer Holdings, Inc.	21,800	415
Expeditors International of Washington, Inc.	12,400	706
Fastenal Company	9,000	598
Flowserve Corporation	10,600	282
GATX Corporation	11,500	374
Granite Construction Incorporated	9,800	236
Harsco Corporation	9,500	326
Herman Miller, Inc.	18,100	428
HON INDUSTRIES, Inc.	14,100	390
Hubbell Incorporated — Class B	13,900	408
*J.B. Hunt Transport Services, Inc.	8,400	195
*Jacobs Engineering Group, Inc.	6,400	422
Kaydon Corporation	7,100	161
Kelly Services, Inc. — Class A	8,500	186
Kennametal, Inc.	7,300	294
*Korn/Ferry International	8,000	85
*L-3 Communications Holdings, Inc.	9,200	828
Manpower, Inc.	18,100	610
*Modis Professional Services, Inc.	23,300	166
*NCO Group, Inc.	6,100	140
Nordson Corporation	7,800	206

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Industrials continued		
Overseas Shipholding Group, Inc.	8,100	$ 182
Pentair, Inc.	11,700	427
Pittston Brink's Group	12,300	272
Precision Castparts Corp.	12,200	345
*Quanta Services, Inc.	14,200	219
*Republic Services, Inc.	40,300	805
Rollins, Inc.	7,200	144
*Sequa Corporation — Class A	2,500	119
Sotheby's Holdings, Inc. — Class A	14,600	243
*SPX Corporation	9,500	1,302
Stewart & Stevenson Services, Inc.	6,700	126
*Swift Transportation Co., Inc.	19,900	428
*Sylvan Learning Systems, Inc.	9,019	199
Tecumseh Products Company — Class A	4,400	223
Teleflex Incorporated	9,200	435
Trinity Industries, Inc.	10,500	285
*Valassis Communications, Inc.	12,700	452
Viad Corp.	21,000	497
Wallace Computer Services, Inc.	9,800	186
York International Corporation	9,100	347
Total		**27,280**
Information Technology (17.4%)		
*3Com Corporation	80,600	514
*Acxiom Corporation	21,300	372
*ADTRAN, Inc.	9,400	240
Advanced Fibre Communications, Inc.	19,300	341
*Advent Software, Inc.	8,000	400
*Affiliated Computer Services, Inc. — Class A	13,900	1,474
*Arrow Electronics, Inc.	23,500	703
*Ascential Software Corporation	68,700	278
*Atmel Corporation	110,500	875
Avnet, Inc.	28,000	713
*Avocent Corporation	10,500	255
*Cabot Microelectronics Corporation	5,692	451
*Cadence Design Systems, Inc.	59,200	1,297
*Cirrus Logic, Inc.	18,900	250
*CommScope, Inc.	12,200	259
*Credence Systems Corporation	14,200	264
*Cypress Semiconductor Corporation	30,300	604
Diebold Incorporated	17,100	692
*DSP Group, Inc.	6,300	147
*Electronic Arts, Inc.	31,700	1,899
*Enterasys Networks, Inc.	45,000	398
*Fairchild Semiconductor International, Inc. — Class A	22,700	640
*FEI Company	7,600	239
*Gartner Group, Inc. — Class B	20,700	232
Harris Corporation	15,700	479
*Imation Corp.	8,400	181
*InFocus Corporation	9,200	203
*Integrated Device Technology, Inc.	25,500	678
*International Rectifier Corporation	14,900	520
*Internet Security Systems, Inc.	11,400	365

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*Investment Technology Group, Inc.	11,300	$ 441
Jack Henry & Associates, Inc.	21,100	461
*Keane, Inc.	17,900	323
*KEMET Corporation	20,900	371
*Lam Research Corporation	29,400	683
*Lattice Semiconductor Corporation	25,800	531
*Legato Systems, Inc.	21,200	275
*LTX Corporation	11,500	241
*Macromedia, Inc.	14,000	249
*McDATA Corporation — Class A	26,800	657
*Mentor Graphics Corporation	15,200	358
*Micrel Incorporated	21,900	574
*Microchip Technology Incorporated	31,275	1,212
*MIPS Technologies, Inc. — Class B	8,400	67
National Instruments Corporation	12,100	453
*Network Associates, Inc.	32,600	843
Newport Corporation	8,700	168
*Plantronics, Inc.	11,500	295
*Plexus Corp.	9,900	263
*Polycom, Inc.	21,300	733
*Powerwave Technologies, Inc.	15,200	263
*Quantum Corporation — DLT & Storage Systems	36,000	355
*Rational Software Corporation	48,400	944
*Retek, Inc.	11,600	346
The Reynolds and Reynolds Company — Class A	17,500	424
*RF Micro Devices, Inc.	38,800	746
*RSA Security, Inc.	13,600	237
*SanDisk Corporation	16,200	233
*Semtech Corporation	16,500	589
*Storage Technology Corporation	24,800	513
*SunGard Data Systems, Inc.	64,000	1,851
*Sybase, Inc.	24,300	383
*Sykes Enterprises Incorporated	8,600	80
*Symantec Corporation	18,000	1,194
*Synopsys, Inc.	14,500	857
*Tech Data Corporation	12,800	554
*The Titan Corporation	15,500	387
*Transaction Systems Architects, Inc. — Class A	8,400	103
*TranSwitch Corporation	18,300	82
*TriQuint Semiconductor, Inc.	30,711	377
*Vishay Intertechnology, Inc.	37,887	739
*Wind River Systems, Inc.	18,700	335
Total		36,753
Materials (4.4%)		
A. Schulman, Inc.	6,300	86
*Airgas, Inc.	16,100	243
AK Steel Holding Corporation	25,700	292
Albemarle Corporation	10,900	262
Arch Coal, Inc.	12,400	281
Bowater Incorporated	13,200	631
Cabot Corporation	15,600	558
Carpenter Technology Corporation	5,300	141

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Materials continued		
Crompton Corporation	26,963	$ 243
*Cytec Industries, Inc.	9,600	259
Ferro Corporation	8,200	212
*FMC Corporation	7,600	452
H.B. Fuller Company	6,700	193
IMC Global, Inc.	27,300	355
Longview Fibre Company	12,200	144
The Lubrizol Corporation	12,200	428
Lyondell Chemical Company	28,000	401
Martin Marietta Materials, Inc.	11,300	527
Minerals Technologies, Inc.	4,700	219
Olin Corporation	10,300	166
P.H. Glatfelter Company	10,100	157
*Packaging Corporation of America	25,400	461
Potlatch Corporation	6,700	196
Rayonier, Inc.	6,500	328
RPM, Inc.	24,300	351
Solutia, Inc.	24,700	346
Sonoco Products Company	22,700	604
*UCAR International, Inc.	13,000	139
The Valspar Corporation	11,600	459
Wausau-Mosinee Paper Corporation	12,300	149
Total		9,283
Telecommunication Services (0.9%)		
*Broadwing, Inc.	51,900	493
*Price Communications Corporation	13,100	250
Telephone and Data Systems, Inc.	14,000	1,257
Total		2,000
Utilities (6.7%)		
AGL Resources, Inc.	13,000	299
ALLETE, Inc.	19,600	494
Alliant Energy Corporation	20,900	635
American Water Works Company, Inc.	23,600	986
Black Hills Corporation	6,200	210
Cleco Corporation	10,700	235
Connectiv	21,100	517
*Covanta Energy Corporation	11,900	54
DPL, Inc.	30,200	727
DQE, Inc.	13,300	252
Energy East Corporation	27,700	526
Great Plains Energy Incorporated	14,700	370
Hawaiian Electric Industries, Inc.	7,700	310
IDACORP, Inc.	8,900	361
MDU Resources Group, Inc.	16,200	456
The Montana Power Company	24,700	142
National Fuel Gas Company	18,800	464
Northeast Utilities	34,100	601
NSTAR	12,600	565
OGE Energy Corp.	18,600	429
ONEOK, Inc.	14,200	253
Potomac Electric Power Company	25,900	585
Public Service Company of New Mexico	9,300	260
Puget Energy, Inc.	20,500	449

Common Stock (95.3%)	Shares/ Par	Market Value (000's)
Utilities continued		
Questar Corporation	19,300	$ 483
SCANA Corporation	24,900	693
Sierra Pacific Resources	23,581	355
UtiliCorp United, Inc.	27,100	682
Vectren Corporation	16,100	386
Western Resources, Inc.	16,800	289
WGL Holdings, Inc.	11,100	323
Wisconsin Energy Corporation	28,100	634
Total		**14,025**
Total Common Stock (Cost: $195,157)		**200,862**
Money Market Investments (4.6%)		
Federal Government Agencies (1.4%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	$3,000,000	2,994
Total		**2,994**
Miscellaneous Business Credit Institutions (2.8%)		
#National Rural Utilities, 1.75%, 1/28/02	5,800,000	5,792
Total		**5,792**
Pharmaceutical Preparations (0.4%)		
#American Home Products, 1.85%, 1/2/02	900,000	900
Total		**900**
Total Money Market Investments (Cost $9,686)		**9,686**
Total Investments (99.9%) (Cost $204,843)/		**210,548**
Other Assets, Less Liabilities (0.1%)		**186**
Total Net Assets (100.0%)		**$210,734**

/\ At 12/31/01 the aggregate cost of securities for federal tax purposes was $204,870 and the net unrealized appreciation of investments based on that cost was $5,678 which is comprised of $25,283 aggregate gross unrealized appreciation and $19,605 aggregate gross unrealized depreciation.

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
Midcap 400 Index Futures (Total Notional Value at 12/31/01 $9,219)	37	3/02	$200

The Accompanying Notes are an Integral Part of the Financial Statements

Growth Stock Portfolio

Objective:
Long-term appreciation of capital with moderate risk

Portfolio Strategy:
Hold a diversified mix of high quality growth stocks of medium and large companies with above-average potential for earnings growth.

Net Assets:
$696.58 million

The Growth Stock Portfolio is invested in high quality companies of large to medium capitalization with strong financial characteristics and the ability to generate internal growth. A key factor in stock selection is the choice of industries with good earnings potential, based on analysis of economic trends to determine their impact on various sectors of the economy. Stock selection is made through ''top down'' analysis: first industry and market sector choices are made based on the economic environment, and then the most promising companies within each sector are selected as holdings. A strategy of this portfolio is to go beyond the most familiar ''blue chip'' names to seek out medium-sized companies with strong positions in their markets whose stock prices do not reflect their potential for growth. Diversification across 70 to 90 stocks in a wide range of industry groups reduces the Portfolio's risk profile.

Like essentially all equity funds, the Growth Stock Portfolio had a negative total return for 2001, but annualized return of 11.0% for the last five years was above that of the S&P 500 Index. Relative to the Index, the Portfolio is most overweighted in the Consumer Discretionary sector, where the emphasis is on growth-oriented retailers that are expanding nationally. These include Kohl's, Wal-Mart and Walgreen, which have been among the best performing retail stocks. Harley-Davidson, which has a dominant share in its unique market, has also contributed to overall performance.

The Portfolio remains underweighted in the technology sector. However, the two largest holdings within this volatile sector, Microsoft and Electronic Data Systems, have performed better during 2001 than the Index. General Electric, the Portfolio's second largest position, is actually underweighted relative to the Index; this stock has been hurt in recent months by its exposure to insurance and aerospace. Among other large holdings, PepsiCo, Fiserv and Pfizer have performed relatively well, largely because of their defensive nature.

The Portfolio continues to focus on quality and good earnings consistency, while gradually increasing positions in industry groups likely to benefit from an improving economy. Recent additions have been made to holdings in the strongest technology companies and to more market-sensitive stocks in the financial sector, including Charles Schwab and Marsh & McLennan.

Sector Allocation 12/31/01



Utilities 1%
Telecommunication Services 2%
Materials 2%
Information Technology 14%
Industrials 10%
5% Short-Term Investments & Other Net Assets
8% S&P 500 Futures
18% Consumer Discretionary
9% Consumer Staples
6% Energy
15% Financials
10% Health Care

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
Microsoft Corporation	3.2%
General Electric Company	3.0%
Kohl's Corporation	2.5%
Fiserv, Inc.	2.4%
PepsiCo, Inc.	2.4%
Electronic Data Systems Corporation	2.1%
Harley-Davidson, Inc.	2.1%
Citigroup, Inc.	2.0%
Pfizer, Inc.	2.0%
Wal-Mart Stores, Inc.	2.0%

Relative Performance



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Growth Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	Since Inception#
Growth Stock Portfolio	–14.22%	11.01%	13.88%
S&P 500 Index	–11.83%	10.71%	14.89%

#Inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (87.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (18.1%)		
*AOL Time Warner, Inc.	260,300	$ 8,356
*Barnes & Noble, Inc.	100,000	2,960
Fortune Brands, Inc.	123,400	4,885
Harley-Davidson, Inc.	270,100	14,669
The Home Depot, Inc.	161,450	8,236
*Kohl's Corporation	249,900	17,602
Marriott International, Inc. — Class A	57,800	2,350
The McGraw-Hill Companies, Inc.	181,700	11,080
The New York Times Company — Class A	164,900	7,132
Newell Rubbermaid, Inc.	261,000	7,196
Omnicom Group, Inc.	36,600	3,270
Target Corporation	243,400	9,992
Tribune Company	207,800	7,778
*Viacom, Inc. — Class B	96,000	4,238
Wal-Mart Stores, Inc.	239,100	13,760
Wendy's International, Inc.	100,000	2,917
Total		126,421
Consumer Staples (9.2%)		
Anheuser-Busch Companies, Inc.	178,200	8,056
The Estee Lauder Companies, Inc. — Class A	200,100	6,415
General Mills, Inc.	157,800	8,207
Kimberly-Clark Corporation	130,100	7,780
Kraft Foods, Inc. — Class A	158,100	5,380
PepsiCo, Inc.	335,600	16,341
Walgreen Co.	358,200	12,057
Total		64,236
Energy (5.2%)		
ChevronTexaco Corporation	79,200	7,097
Conoco, Inc.	331,200	9,373
EOG Resources, Inc.	191,500	7,490
Exxon Mobil Corporation	315,734	12,408
Total		36,368
Financials (15.3%)		
American International Group, Inc.	133,200	10,576
The Bank of New York Company, Inc.	173,700	7,087
The Charles Schwab Corporation	195,000	3,017
Citigroup, Inc.	280,133	14,140
Fifth Third Bancorp	182,650	11,248
Freddie Mac	96,000	6,278
Household International, Inc.	171,000	9,908
Lehman Brothers Holdings, Inc.	119,000	7,949
Marsh & McLennan Companies, Inc.	55,000	5,910
Morgan Stanley Dean Witter & Co.	74,900	4,190
Northern Trust Corporation	139,300	8,389

Common Stock (87.3%)	Shares/ Par	Market Value (000's)
Financials continued		
The PNC Financial Services Group, Inc.	107,700	$ 6,053
*Principal Financial Group, Inc.	255,000	6,120
*Prudential Financial, Inc.	19,700	654
Wells Fargo & Company	112,300	4,879
Total		106,398
Health Care (10.2%)		
*Amgen, Inc.	118,000	6,660
Bristol-Myers Squibb Company	97,700	4,983
CIGNA Corporation	71,900	6,662
Eli Lilly and Company	75,900	5,961
Johnson & Johnson	149,600	8,841
Medtronic, Inc.	236,400	12,106
Merck & Co., Inc.	128,800	7,573
Pfizer, Inc.	350,050	13,949
Schering-Plough Corporation	127,500	4,566
Total		71,301
Industrials (9.6%)		
*American Standard Companies, Inc.	63,900	4,360
Avery Dennison Corporation	119,000	6,727
*FedEx Corporation	133,300	6,916
*Fiserv, Inc.	399,862	16,922
General Electric Company	524,000	21,002
Honeywell International, Inc.	41,900	1,417
Tyco International, Ltd.	156,500	9,218
Total		66,562
Information Technology (14.0%)		
*Amdocs Limited	183,700	6,240
*Atmel Corporation	438,700	3,475
*Cisco Systems, Inc.	303,300	5,493
*Electronic Arts, Inc.	51,300	3,075
Electronic Data Systems Corporation	214,100	14,677
Intel Corporation	370,600	11,655
International Business Machines Corporation	95,200	11,515
*Microsoft Corporation	331,200	21,949
*NASDAQ — 100 Trust, Series 1	173,000	6,764
Nokia Corp., ADR	150,800	3,699
Semiconductor HOLDRS (SM) Trust	102,000	4,269
Texas Instruments Incorporated	176,500	4,942
Total		97,753
Materials (2.4%)		
Air Products and Chemicals, Inc.	137,200	6,436
Ecolab, Inc.	180,300	7,257
PPG Industries, Inc.	60,000	3,103
Total		16,796

Common Stock (87.3%)	Shares/ Par	Market Value (000's)
Telecommunication Services (2.0%)		
AT&T Corp.	193,700	$ 3,514
*AT&T Wireless Services, Inc.	99,932	1,436
*Nextel Communications, Inc. — Class A	66,900	733
SBC Communications, Inc.	70,139	2,747
Verizon Communications, Inc.	109,972	5,220
Total		**13,650**
Utilities (1.3%)		
El Paso Corporation	111,000	4,952
*Mirant Corporation	247,000	3,957
Total		**8,909**
Total Common Stock (Cost: $520,198)		**608,394**

Money Market Investments (14.0%)		
Federal Government & Agencies (0.6%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	$ 4,000,000	3,991
Total		**3,991**
Finance Lessors (5.7%)		
#Philip Morris Capital Corp., 1.82%, 1/25/02	20,000,000	19,976
#Preferred Receivable Funding, 2.04%, 1/9/02	20,000,000	19,991
Total		**39,967**
Finance Services (2.9%)		
#JP Morgan Chase & Co., 1.86%, 2/7/02	20,000,000	19,962
Total		**19,962**
Pharmaceutical Preparations (1.9%)		
American Home Products, 1.85%, 1/2/02	13,500,000	13,499
Total		**13,499**

Money Market Investments (14.0%)	Shares/ Par	Market Value (000's)
Short Term Business Credit (2.9%)		
Asset Securitization, 1.95%, 1/18/02	$20,000,000	19,982
Total		**19,982**
Total Money Market Investments (Cost: $97,401)		**97,401**
Total Investments (101.3%) (Cost: $617,599)/		**705,795**
Other Assets, Less Liabilities (–1.3%)		**(9,217)**
Total Net Assets (100.0%)		**$696,578**

/\\ At 12/31/01 the aggregate cost of securities for federal tax purposes was $618,175 and the net unrealized appreciation of investments based on that cost was $87,620 which is comprised of $131,991 aggregate gross unrealized appreciation and $44,371 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation / (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/01 $53,963)	189	3/02	$336

The Accompanying Notes are an Integral Part of the Financial Statements

J.P. Morgan Select Growth & Income Stock Portfolio

Objective:
Long-term growth of capital and income, consistent with moderate investment risk

Portfolio Strategy:
Actively manage a portfolio of equity securities with a goal of exceeding the total return of the S&P 500 Index.

Net Assets:
$548.67 million

J.P. Morgan Select Growth & Income Stock Portfolio invests mainly in large-capitalization stocks, with a focus on seeking the best values in the market based on long-term earnings forecasts. A sector balance very close to that of the S&P 500 Index is normally maintained, with the emphasis on undervalued stocks within each industry group; a valuation discipline mandates the sale of stocks regarded as overvalued. More focus is placed on capital appreciation and dividend growth than on current dividends. The Portfolio is normally fully invested in equity securities.

In the highly volatile stock market of 2001, the Portfolio's strategy of stock selection based on fundamental research accompanied by a strong valuation discipline proved effective. Total return from the Growth and Income fund was negative, but more than four percentage points better than the benchmark S&P 500 Index. Performance was also helped by the policy of maintaining industry weightings close to those of the market. At a time when some investors were reluctant to hold technology stocks, the Portfolio benefited from large positions in technology leaders such as Microsoft, Intel and IBM.

Among the Portfolio's best performing stocks were Cendant, a real estate and travel company experiencing a turnaround; TJX Companies, a core retail holding; and CIT Financial and Alza, both of which were acquired during the year. Performance relative to the Index benefited also from substantial overweights in Tyco International and Philip Morris, which were up for the year.

In the past year, a weak market has made it possible to upgrade the quality of holdings without paying a significant premium. The emphasis has been on companies with pronounced financial strength that could prosper even in a poor economy. In the months ahead, special consideration will be given to holdings with greater operating and financial leverage that have the potential to benefit from a recovering economy.

The J.P. Morgan Select Growth & Income Stock Portfolio is managed for Northwestern Mutual by J.P. Morgan Investment Management, Inc.

Sector Allocation 12/31/01



Utilities 3%
Telecommunication Services 6%
Materials 3%
Information Technology 15%
Industrials 11%
3% Short-Term Investments & Other Net Assets
15% Consumer Discretionary
6% Consumer Staples
8% Energy
16% Financials
14% Health Care

The J.P. Morgan Select Growth & Income Stock Portfolio was formerly named the Growth and Income Stock Portfolio. The name change took effect on May 4, 2001. The Portfolio's investment objective did not change.

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
General Electric Company	4.5%
Tyco International, Ltd.	4.1%
Citigroup, Inc.	3.7%
Microsoft Corporation	3.5%
Exxon Mobil Corporation	2.9%
Philip Morris Companies, Inc.	2.7%
International Business Machines Corporation	2.2%
Intel Corporation	2.2%
Ambac Financial Group, Inc.	2.0%
Wal-Mart Stores, Inc.	2.0%

Relative Performance



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
J.P. Morgan Select Growth & Income Stock Portfolio
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	Since Inception#
J.P. Morgan Select Growth & Income Stock Portfolio	–7.77%	8.11%	11.67%
S&P 500 Index	–11.83%	10.71%	14.89%

#Inception date of 5/03/94

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (97.2%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (15.2%)		
*Abercrombie & Fitch Co. — Class A	91,600	$ 2,430
*Adelphia Communications Corporation — Class A	83,600	2,607
*AOL Time Warner, Inc.	269,200	8,641
*Cendant Corporation	260,204	5,103
The Coca-Cola Company	92,000	4,338
*Comcast Corporation — Class A	67,800	2,441
*Costco Wholesale Corporation	85,000	3,772
*Gemstar-TV Guide International, Inc.	90,700	2,512
The Home Depot, Inc.	136,000	6,937
*Jones Apparel Group, Inc.	95,700	3,174
*Lear Corporation	83,500	3,185
*Liberty Media Corporation — Class A	610,500	8,547
Mattel, Inc.	115,900	1,993
Target Corporation	172,400	7,077
The TJX Companies, Inc.	157,400	6,274
*Viacom, Inc. — Class B	85,100	3,757
Wal-Mart Stores, Inc.	188,200	10,832
Total		83,620
Consumer Staples (6.2%)		
The Gillette Company	201,500	6,730
Kraft Foods, Inc. — Class A	84,400	2,872
Philip Morris Companies, Inc.	317,600	14,562
The Procter & Gamble Company	73,300	5,800
Unilever NV, ADR	68,800	3,964
Total		33,928
Energy (7.1%)		
Baker Hughes Incorporated	105,500	3,848
ChevronTexaco Corporation	111,600	10,000
Conoco, Inc.	132,200	3,741
Dynegy, Inc. — Class A	57,900	1,476
Exxon Mobil Corporation	409,054	16,077
GlobalSantaFe Corporation	142,051	4,051
Total		39,193
Financials (15.8%)		
The Allstate Corporation	97,100	3,272
Ambac Financial Group, Inc.	192,125	11,116
Bank One Corporation	140,200	5,475
Capital One Financial Corporation	138,100	7,450
The Charles Schwab Corporation	153,000	2,367
Citigroup, Inc.	406,756	20,534
Countrywide Credit Industries, Inc.	97,600	3,999
*E*TRADE Group, Inc.	97,300	997
Fannie Mae	128,700	10,232
The Goldman Sachs Group, Inc.	72,300	6,706
U.S. Bancorp	390,732	8,178

Common Stock (97.2%)	Shares/ Par	Market Value (000's)
Financials continued		
Wachovia Corporation	96,900	$ 3,039
Washington Mutual, Inc.	99,800	3,263
Total		86,628
Health Care (14.6%)		
American Home Products Corporation	128,800	7,903
*Amgen, Inc.	60,000	3,386
Applera Corporation — Applied Biosystems Group	79,600	3,126
Baxter International, Inc.	55,500	2,976
Bristol-Myers Squibb Company	94,900	4,840
CIGNA Corporation	112,600	10,433
Eli Lilly and Company	65,600	5,152
*Human Genome Sciences, Inc.	33,766	1,139
Johnson & Johnson	145,050	8,572
Merck & Co., Inc.	124,100	7,297
Pfizer, Inc.	221,800	8,839
Pharmacia Corporation	114,952	4,903
Schering-Plough Corporation	210,500	7,538
*Tenet Healthcare Corporation	63,500	3,729
Total		79,833
Industrials (10.6%)		
Cooper Industries, Inc.	44,900	1,568
General Electric Company	612,200	24,537
Goodrich Corporation	83,700	2,228
Tyco International, Ltd.	382,092	22,505
Waste Management, Inc.	222,817	7,110
Total		57,948
Information Technology (15.6%)		
*Altera Corporation	123,400	2,619
*Applied Materials, Inc.	80,300	3,220
*BEA Systems, Inc.	39,100	603
*CIENA Corporation	77,100	1,103
*Cisco Systems, Inc.	495,500	8,973
*Citrix Systems, Inc.	57,400	1,301
Compaq Computer Corporation	261,000	2,547
*Dell Computer Corporation	121,200	3,294
Harris Corporation	9,000	275
Intel Corporation	378,300	11,897
International Business Machines Corporation	98,900	11,962
*Microsoft Corporation	289,400	19,178
Motorola, Inc.	194,600	2,923
*NCR Corporation	131,500	4,847
*Oracle Corporation	170,900	2,360
*Siebel Systems, Inc.	50,800	1,421
*Sun Microsystems, Inc.	345,100	4,259

Common Stock (97.2%)	Shares/ Par	Market Value (000's)
Information Technology continued		
Texas Instruments Incorporated	66,700	$ 1,868
*VERITAS Software Corporation	24,318	1,090
Total		85,740
Materials (3.0%)		
Alcoa, Inc.	141,764	5,040
Allegheny Technologies Incorporated	167,050	2,798
Monsanto Company	65,617	2,218
Rohm and Haas Company	73,200	2,535
*Smurfit-Stone Container Corporation	101,434	1,620
Temple-Inland, Inc.	43,100	2,445
Total		16,656
Telecommunication Services (5.6%)		
*American Tower Corporation — Class A	204,100	1,933
*Qwest Communications International, Inc.	188,000	2,656
SBC Communications, Inc.	150,610	5,899
*Sprint Corporation (PCS Group)	329,800	8,050
Verizon Communications, Inc.	135,348	6,424
WorldCom, Inc. — MCI Group	182,962	2,324
*WorldCom, Inc. — WorldCom Group	243,759	3,432
Total		30,718
Utilities (3.5%)		
CMS Energy Corporation	80,176	1,927
DTE Energy Company	109,900	4,610
Edison International	133,729	2,019
El Paso Corporation	91,600	4,086
PG&E Corporation	143,400	2,759
Pinnacle West Capital Corporation	94,200	3,942
Total		19,343
Total Common Stock (Cost: $557,297)		533,607

Money Market Investments (2.9%)	Shares/ Par	Market Value (000's)
Miscellaneous Business Credit Institutions (1.9%)		
Quincy Capital Corp., 2.1%, 1/3/02	$10,000,000	$ 9,999
Total		9,999
Pharmaceutical Preparations (1.0%)		
American Home Products, 1.85%, 1/2/02	5,700,000	5,700
Total		5,700
Total Money Market Investments (Cost: $15,699)		15,699
Total Investments (100.1%) (Cost $572,996)^		549,306
Other Assets, Less Liabilities (-0.1%)		(634)
Total Net Assets (100.0%)		$548,672

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $578,075 and the net unrealized depreciation of investments based on that cost was $28,769 which is comprised of $40,552 aggregate gross unrealized appreciation and $69,321 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Capital Guardian Domestic Equity Portfolio

Objective:
Long-term growth of capital and income

Portfolio Strategy:
Invest in larger American companies that exhibit value characteristics relative to S&P 500 Index.

Net Assets:
$40.72 million

The Capital Guardian Domestic Equity Portfolio invests mainly in large companies with well-known names, proven track records, and a history of dividends. This value-oriented Portfolio emphasizes stocks that have lower price-earnings ratios, lower price to book value ratios, and higher dividend yields than the S&P 500 Index.

The selection process focuses on individual stocks that are underpriced relative to their inherent value and long-term prospects, based largely on Capital Guardian's solid research capabilities. Industry selection receives minor consideration, and industry weightings may diverge significantly from the major market indices. At the end of 2001, the Portfolio was overweighted relative to the index in financial services, industrials, and utilities, and underweighted in consumer stocks and information technology.

The Portfolio has outperformed the S&P 500 Index in the five months since it was added to the investment choices available to Northwestern Mutual policyowners. In a volatile and generally down market, performance benefited from a cautious approach of avoiding holdings likely to suffer earnings problems in a weakening economy. Performance in the last quarter of 2001 was boosted by the opportunistic addition of quality companies including United Technologies, Applied Materials, Inc. and Sabre Holdings, all of which rebounded significantly after experiencing sharp drops in the wake of the September terrorist attacks.

The Capital Guardian Domestic Equity Portfolio is managed for Northwestern Mutual by Capital Guardian Trust Company.

Sector Allocation 12/31/01



Utilities 8%
8% Short-Term Investments & Other Net Assets
8% Consumer Discretionary
Telecommunication Services 3%
7% Consumer Staples
REIT 1%
8% Energy
Materials 5%
Information Technology 6%
23% Financials
Industrials 20%
3% Health Care

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
United Technologies Corporation	3.4%
Bank One Corporation	3.3%
The AES Corporation	3.0%
Tyco International, Ltd.	2.9%
Air Products and Chemicals, Inc.	2.8%
Sabre Holdings Corporation — Class A	2.8%
Carnival Corporation	2.4%
SBC Communications, Inc.	2.4%
J.P. Morgan Chase & Co.	2.3%
Philip Morris Companies, Inc.	2.3%

Relative Performance



$11,000
10,500
10,000
9,500
9,000
7/01
12/01
Capital Guardian Domestic Equity Portfolio
S&P 500 Index

Total Return
For Period Ended December 31, 2001

	Since Inception#
Capital Guardian Domestic Equity Portfolio	−2.19%
S&P 500 Index	−5.20%

#Inception date of 7/31/01, returns not annualized

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (91.9%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (8.2%)		
Carnival Corporation	34,800	$ 976
Dollar General Corporation	39,500	589
Ford Motor Company	15,300	241
Gannett Co., Inc.	5,200	350
Knight-Ridder, Inc.	11,300	734
McDonald's Corporation	16,600	439
Total		3,329
Consumer Staples (7.3%)		
Anheuser-Busch Companies, Inc.	8,000	362
Campbell Soup Company	27,500	821
The Clorox Company	4,200	166
Kraft Foods, Inc. — Class A	20,500	698
Philip Morris Companies, Inc.	20,500	940
Total		2,987
Energy (7.9%)		
Baker Hughes Incorporated	20,200	736
*BJ Services Company	4,000	130
Exxon Mobil Corporation	9,500	373
Royal Dutch Petroleum Company, ADR	12,500	613
Shell Transport & Trading Company, ADR	15,000	622
Unocal Corporation	13,800	498
*Weatherford International, Inc.	6,900	257
Total		3,229
Financials (22.9%)		
ACE Limited	2,200	88
The Allstate Corporation	15,300	516
*AmeriCredit Corp.	17,200	543
Bank of America Corporation	12,500	787
Bank One Corporation	34,500	1,348
Citigroup, Inc.	5,000	252
Everest Re Group, Ltd.	7,000	495
The Goldman Sachs Group, Inc.	3,600	334
The Hartford Financial Services Group, Inc.	8,200	515
Household International, Inc.	11,000	637
J.P. Morgan Chase & Co.	26,000	945
Jefferson-Pilot Corporation	4,300	199
Kinder Morgan Management LLC	17,735	672
*Principal Financial Group, Inc.	3,600	86
USA Education, Inc.	6,600	555
Washington Mutual, Inc.	15,000	491
Wells Fargo & Company	7,000	304
XL Capital, Ltd. — Class A	6,200	566
Total		9,333

Common Stock (91.9%)	Shares/ Par	Market Value (000's)
Health Care (3.3%)		
Becton, Dickinson and Company	26,000	$ 862
Eli Lilly and Company	6,000	471
Total		1,333
Industrials (19.8%)		
Canadian National Railway Company	4,500	217
Dover Corporation	13,000	482
Emerson Electric Co.	10,800	617
Fluor Corporation	21,100	789
Illinois Tool Works, Inc.	7,700	521
Ingersoll-Rand Company	11,500	481
Navistar International Corporation	14,300	565
Norfolk Southern Corporation	13,000	238
Sabre Holdings Corporation — Class A	26,500	1,122
Tyco International, Ltd.	20,100	1,184
Union Pacific Corporation	5,500	314
United Technologies Corporation	21,100	1,364
W.W. Grainger, Inc.	3,500	168
Total		8,062
Information Technology (5.8%)		
*Applied Materials, Inc.	18,300	733
Compaq Computer Corporation	46,500	454
Hewlett-Packard Company	7,600	156
*KLA-Tencor Corporation	7,700	382
Nortel Networks Corporation	84,000	630
Total		2,355
Materials (5.3%)		
Air Products and Chemicals, Inc.	24,400	1,144
Alcoa, Inc.	8,600	306
The Dow Chemical Company	9,400	317
Lyondell Chemical Company	17,100	245
Nucor Corporation	2,900	154
Total		2,166
Real Estate Investment Trusts (1.1%)		
Equity Office Properties Trust	14,500	436
Total		436
Telecommunication Services (2.7%)		
CenturyTel, Inc.	3,500	115
SBC Communications, Inc.	24,800	971
Total		1,086
Utilities (7.6%)		
*The AES Corporation	74,900	1,225
*Mirant Corporation	9,000	144
NiSource, Inc.	22,900	528

Common Stock (91.9%)	Shares/ Par	Market Value (000's)
Utilities continued		
*NRG Energy, Inc.	28,300	$ 439
The Williams Companies, Inc.	30,500	778
Total		3,114
Total Common Stock (Cost: $37,160)		37,430

Money Market Investments (7.9%)	Shares/ Par	Market Value (000's)
Finance Services (2.5%)		
JP Morgan Chase & Co., 1.86%, 2/7/02	$1,000,000	999
Total		999
Machinery (2.2%)		
John Deere Capital Corp., 2.05%, 1/14/02	900,000	899
Total		899
Pharmaceutical Preparations (1.0%)		
American Home Products, 1.85%, 1/2/02	400,000	400
Total		400
Security Brokers & Dealers $(2.2%)		
Salomon Smith Barney Holdings, 1.78%, 1/15/02	$ 900,000	$ 899
Total		899
Total Money Market Investments (Cost: $3,197)		3,197
Total Investments (99.8%) (Cost $40,357)/		40,627
Other Assets, Less Liabilities (0.2%)		95
Total Net Assets (100.0%)		$40,722

/\ At 12/31/01 the aggregate cost of securities for federal tax purposes was $40,372 and the net unrealized appreciation of investments based on that cost was $255 which is comprised of $1,696 aggregate gross unrealized appreciation and $1,441 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

The Accompanying Notes are an Integral Part of the Financial Statements

Index 500 Stock Portfolio

Objective:
Long-term capital appreciation through cost-effective participation in broad market performance

Portfolio Strategy:
Invest in a portfolio designed to approximate the composition and returns of the S&P 500 Index.

Net Assets:
$1.82 billion

The Index 500 Stock Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. As of December 31, 2001, the 500 stocks in the Index had a median market capitalization of $8.4 billion and total market value of $10,463 billion. Of the 500 stocks, 420 are listed on the New York Stock Exchange, 78 on NASDAQ, and 2 on the American Stock Exchange.

This composite of 500 stocks of large U.S.-based companies, compiled by Standard & Poor's Corporation, is generally regarded as a good proxy for the large-capitalization portion of the U.S. equity market; the Portfolio therefore enables contract owners to participate in overall performance of the equity market. The Portfolio continues to achieve the objective of matching the results of the S&P 500 before expenses.

Sector Allocation 12/31/01



Utilities 3%
Telecommunication Services 5%
Materials 3%
Information Technology 17%
Industrials 11%
1%
Short-Term Investments & Other Net Assets
14% Consumer Discretionary
7% Consumer Staples
7% Energy
18% Financials
14% Health Care

Top 10 Equity Holdings 12/31/01

Company	% of Total Net Assets
General Electric Company	3.8%
Microsoft Corporation	3.4%
Exxon Mobil Corporation	2.6%
Wal-Mart Stores, Inc.	2.4%
Citigroup, Inc.	2.4%
Pfizer, Inc.	2.4%
Intel Corporation	2.0%
International Business Machines Corporation	2.0%
American International Group, Inc.	2.0%
Johnson & Johnson	1.7%

Relative Performance



$50,000
40,000
30,000
20,000
10,000
12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Index 500 Stock Portfolio
S&P 500 Index

Average Annual Total Return For Periods Ended December 31, 2001	1 Year	5 Years	10 Years
Index 500 Stock Portfolio	−11.88%	10.76%	12.56%
S&P 500 Index	−11.83%	10.71%	12.90%

On April 30, 1993, the Portfolio was indexed to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. Before that date, the Portfolio was actively managed.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

"Standard & Poor's®", "S&P®", "S&P MidCap 400 Index", "Standard & Poor's MidCap 400 Index", "S&P 500®" and "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by The Northwestern Mutual Life Insurance Company. The funds are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds.

This chart assumes an initial investment of $10,000 made on 12/31/91. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (14.4%)		
American Greetings Corporation — Class A	10,900	$ 150
*AOL Time Warner, Inc.	762,400	24,473
*AutoZone, Inc.	19,225	1,380
*Bed Bath & Beyond, Inc.	49,700	1,685
*Best Buy Co., Inc.	36,000	2,681
*Big Lots, Inc.	19,500	203
The Black & Decker Corporation	14,000	528
Brunswick Corporation	15,100	329
Carnival Corporation	100,609	2,825
*Cendant Corporation	166,633	3,268
Centex Corporation	10,200	582
Circuit City Stores, Inc.	35,800	929
*Clear Channel Communications, Inc.	101,050	5,144
The Coca-Cola Company	427,975	20,179
Coca-Cola Enterprises, Inc.	76,600	1,451
*Comcast Corporation — Class A	162,600	5,854
Cooper Tire & Rubber Company	12,500	200
*Costco Wholesale Corporation	77,464	3,438
Dana Corporation	25,450	353
Darden Restaurants, Inc.	20,267	717
Delphi Automotive Systems Corporation	96,387	1,317
Dillard's, Inc. — Class A	14,664	235
Dollar General Corporation	56,848	847
Dow Jones & Company, Inc.	14,820	811
Eastman Kodak Company	49,883	1,468
Family Dollar Stores, Inc.	29,500	884
*Federated Department Stores, Inc.	34,051	1,393
Ford Motor Company	314,794	4,949
Fortune Brands, Inc.	26,267	1,040
Gannett Co., Inc.	45,550	3,062
The Gap, Inc.	147,875	2,061
General Motors Corporation	94,427	4,589
The Goodyear Tire & Rubber Company	27,300	650
Harley-Davidson, Inc.	52,000	2,824
*Harrah's Entertainment, Inc.	20,150	746
Hasbro, Inc.	29,725	482
Hilton Hotels Corporation	63,450	693
The Home Depot, Inc.	401,594	20,485
*International Game Technology	12,700	867
The Interpublic Group of Companies, Inc.	64,500	1,905
J. C. Penney Company, Inc.	45,250	1,217
Johnson Controls, Inc.	14,900	1,203
*Jones Apparel Group, Inc.	20,800	690
KB Home	7,600	305
*Kmart Corporation	84,300	460
Knight-Ridder, Inc.	12,550	815
*Kohl's Corporation	57,367	4,041
Leggett & Platt Incorporated	33,733	776

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
The Limited, Inc.	73,405	$ 1,081
Liz Claiborne, Inc.	9,000	448
Lowe's Companies, Inc.	132,350	6,142
Marriott International, Inc. — Class A	41,900	1,703
Mattel, Inc.	74,188	1,276
The May Department Stores Company	51,450	1,903
Maytag Corporation	13,133	408
McDonald's Corporation	222,578	5,892
The McGraw-Hill Companies, Inc.	33,560	2,046
Meredith Corporation	8,600	307
The New York Times Company — Class A	27,370	1,184
Newell Rubbermaid, Inc.	45,892	1,265
NIKE, Inc. — Class B	46,700	2,626
Nordstrom, Inc.	23,067	467
*Office Depot, Inc.	51,157	948
Omnicom Group, Inc.	31,900	2,850
The Pepsi Bottling Group, Inc.	49,500	1,163
Pulte Corporation	10,100	451
RadioShack Corporation	31,900	960
*Reebok International, Ltd.	10,100	268
Sears, Roebuck & Co.	56,550	2,694
The Sherwin-Williams Company	26,913	740
Snap-On Incorporated	9,917	334
The Stanley Works	14,650	682
*Staples, Inc.	78,500	1,468
*Starbucks Corporation	65,450	1,247
Starwood Hotels & Resorts Worldwide, Inc.	34,200	1,021
Target Corporation	154,757	6,353
Tiffany & Co.	25,067	789
The TJX Companies, Inc.	48,250	1,923
*TMP Worldwide, Inc.	18,367	788
*Toys "R" Us, Inc.	33,950	704
Tribune Company	51,336	1,922
*Tricon Global Restaurants, Inc.	25,240	1,242
TRW, Inc.	21,500	796
Tupperware Corporation	10,000	193
*Univision Communications, Inc. — Class A	35,900	1,453
V. F. Corporation	19,257	751
*Viacom, Inc. — Class B	306,348	13,525
Visteon Corporation	22,483	338
Wal-Mart Stores, Inc.	769,300	44,274
The Walt Disney Company	359,657	7,452
Wendy's International, Inc.	19,550	570
Whirlpool Corporation	11,450	840
Total		262,671

Index 500 Stock Portfolio

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Consumer Staples (6.9%)		
Adolph Coors Company — Class B	6,400	$ 342
Alberto-Culver Company — Class B	9,700	434
Albertson's, Inc.	69,654	2,193
Anheuser-Busch Companies, Inc.	154,449	6,983
Archer-Daniels-Midland Company	114,203	1,639
Avon Products, Inc.	40,800	1,897
Brown-Forman Corporation — Class B	11,800	739
Campbell Soup Company	70,222	2,098
The Clorox Company	40,650	1,608
Colgate-Palmolive Company	96,522	5,574
ConAgra Foods, Inc.	92,467	2,198
CVS Corporation	67,667	2,003
General Mills, Inc.	62,567	3,254
The Gillette Company	181,435	6,060
H.J. Heinz Company	60,017	2,468
Hershey Foods Corporation	23,550	1,594
Kellogg Company	69,857	2,103
Kimberly-Clark Corporation	91,556	5,475
*The Kroger Co.	139,505	2,911
PepsiCo, Inc.	304,230	14,813
Philip Morris Companies, Inc.	378,522	17,355
The Procter & Gamble Company	222,905	17,639
*Safeway, Inc.	87,000	3,632
Sara Lee Corporation	135,335	3,008
SUPERVALU, Inc.	22,750	503
SYSCO Corporation	115,725	3,034
Unilever NV, ADR	98,347	5,666
UST, Inc.	28,067	982
Walgreen Co.	175,146	5,895
Winn-Dixie Stores, Inc.	24,150	344
Wm. Wrigley Jr. Company	38,867	1,997
Total		126,441
Energy (6.4%)		
Amerada Hess Corporation	15,300	956
Anadarko Petroleum Corporation	43,162	2,454
Apache Corporation	23,760	1,185
Ashland, Inc.	12,000	553
Baker Hughes Incorporated	57,730	2,105
Burlington Resources, Inc.	36,383	1,366
ChevronTexaco Corporation	183,357	16,431
Conoco, Inc.	107,525	3,043
Devon Energy Corporation	22,300	862
Dynegy, Inc. — Class A	56,100	1,431
EOG Resources, Inc.	19,960	781
Exxon Mobil Corporation	1,187,256	46,658
Halliburton Company	73,869	968
Kerr-McGee Corporation	17,205	943
*Nabors Industries, Inc.	25,250	867
*Noble Drilling Corporation	23,050	785
Occidental Petroleum Corporation	63,720	1,690
Phillips Petroleum Company	65,287	3,934
*Rowan Companies, Inc.	16,250	315
Royal Dutch Petroleum Company, ADR	368,969	18,086

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Energy continued		
Schlumberger Limited	98,667	$ 5,422
Sunoco, Inc.	14,450	540
Transocean Sedco Forex, Inc.	54,751	1,852
Unocal Corporation	41,867	1,510
USX-Marathon Group	53,109	1,593
Total		116,330
Financials (17.5%)		
AFLAC Incorporated	90,450	2,221
The Allstate Corporation	124,628	4,200
Ambac Financial Group, Inc.	18,200	1,053
American Express Company	227,675	8,126
American International Group, Inc.	450,830	35,795
AmSouth Bancorporation	63,755	1,205
Aon Corporation	45,100	1,602
Bank of America Corporation	275,801	17,362
The Bank of New York Company, Inc.	126,553	5,163
Bank One Corporation	200,486	7,829
BB&T Corporation	75,400	2,723
The Bear Stearns Companies, Inc.	16,195	950
Capital One Financial Corporation	35,900	1,937
The Charles Schwab Corporation	238,539	3,690
Charter One Financial, Inc.	37,396	1,015
The Chubb Corporation	30,150	2,080
Cincinnati Financial Corporation	27,680	1,056
Citigroup, Inc.	865,248	43,677
Comerica Incorporated	30,750	1,762
Conseco, Inc.	58,137	259
Countrywide Credit Industries, Inc.	20,400	836
Fannie Mae	172,148	13,686
Fifth Third Bancorp	99,034	6,099
FleetBoston Financial Corporation	186,405	6,804
Franklin Resources, Inc.	45,550	1,607
Freddie Mac	119,186	7,795
Golden West Financial Corporation	27,350	1,610
The Hartford Financial Services Group, Inc.	40,750	2,560
Household International, Inc.	79,785	4,623
Huntington Bancshares Incorporated	43,242	743
J.P. Morgan Chase & Co.	341,648	12,419
Jefferson-Pilot Corporation	26,134	1,209
John Hancock Financial Services, Inc.	53,000	2,189
KeyCorp	73,075	1,779
Lehman Brothers Holdings, Inc.	42,422	2,834
Lincoln National Corporation	32,340	1,571
Loews Corporation	33,967	1,881
Marsh & McLennan Companies, Inc.	47,390	5,092
MBIA, Inc.	25,550	1,370
MBNA Corporation	146,610	5,161
Mellon Financial Corporation	82,068	3,087
Merrill Lynch & Co., Inc.	144,400	7,526
MetLife, Inc.	129,036	4,088
MGIC Investment Corporation	18,400	1,136
Moody's Corporation	27,075	1,079

Index 500 Stock Portfolio

Common Stock (98.9%)	Shares/Par	Market Value (000's)
Financials continued		
Morgan Stanley Dean Witter & Co.	191,513	$ 10,713
National City Corporation	103,397	3,023
Northern Trust Corporation	38,350	2,309
The PNC Financial Services Group, Inc.	49,767	2,797
The Progressive Corporation	12,700	1,896
Providian Financial Corporation	49,157	175
Regions Financial Corporation	39,186	1,177
SAFECO Corporation	21,950	684
SouthTrust Corporation	58,467	1,442
The St. Paul Companies, Inc.	36,872	1,621
State Street Corporation	56,000	2,926
Stilwell Financial, Inc.	37,729	1,027
SunTrust Banks, Inc.	50,233	3,150
Synovus Financial Corp.	49,950	1,251
T. Rowe Price Group, Inc.	21,200	736
Torchmark Corporation	21,550	848
U.S. Bancorp	327,921	6,863
Union Planters Corporation	23,625	1,066
UnumProvident Corporation	41,531	1,101
USA Education, Inc.	28,014	2,354
Wachovia Corporation	241,281	7,567
Washington Mutual, Inc.	150,987	4,937
Wells Fargo & Company	295,280	12,830
XL Capital, Ltd. — Class A	23,000	2,101
Zions Bancorporation	15,900	836
Total		317,919
Health Care (14.2%)		
Abbott Laboratories	266,550	14,860
Aetna, Inc.	24,477	807
Allergan, Inc.	22,667	1,701
American Home Products Corporation	226,229	13,881
*AmerisourceBergen Corporation	17,700	1,125
*Amgen, Inc.	179,525	10,132
Applera Corporation — Applied Biosystems Group	36,333	1,427
Bausch & Lomb Incorporated	9,200	346
Baxter International, Inc.	101,900	5,465
Becton, Dickinson and Company	44,350	1,470
*Biogen, Inc.	25,600	1,468
Biomet, Inc.	46,145	1,426
*Boston Scientific Corporation	69,086	1,666
Bristol-Myers Squibb Company	334,408	17,055
C. R. Bard, Inc.	8,750	564
Cardinal Health, Inc.	76,725	4,961
*Chiron Corporation	32,722	1,435
CIGNA Corporation	25,729	2,384
Eli Lilly and Company	193,406	15,190
*Forest Laboratories, Inc.	30,333	2,486
*Genzyme Corporation	35,700	2,137
*Guidant Corporation	52,788	2,629
HCA, Inc.	92,511	3,565
*Health Management Associates, Inc.	42,200	776
*Healthsouth Corporation	67,100	994

Common Stock (98.9%)	Shares/Par	Market Value (000's)
Health Care continued		
*Humana, Inc.	29,200	$ 344
*Immunex Corporation	91,900	2,547
Johnson & Johnson	521,037	30,794
*King Pharmaceuticals, Inc.	42,066	1,772
*Manor Care, Inc.	17,700	420
McKesson HBOC, Inc.	49,005	1,833
*MedImmune, Inc.	36,600	1,696
Medtronic, Inc.	208,000	10,652
Merck & Co., Inc.	394,520	23,198
Pfizer, Inc.	1,086,236	43,288
Pharmacia Corporation	223,870	9,548
*Quintiles Transnational Corp.	20,100	323
Schering-Plough Corporation	251,750	9,015
*St. Jude Medical, Inc.	14,800	1,149
Stryker Corporation	33,750	1,970
*Tenet Healthcare Corporation	55,800	3,277
UnitedHealth Group Incorporated	54,586	3,863
*Watson Pharmaceuticals, Inc.	18,200	571
*Wellpoint Health Networks, Inc. — Class A	10,900	1,274
Zimmer Holdings, Inc.	33,437	1,021
Total		258,505
Industrials (11.0%)		
*Allied Waste Industries, Inc.	33,950	477
*American Power Conversion Corporation	33,550	485
*AMR Corporation	26,400	585
Automatic Data Processing, Inc.	107,450	6,329
Avery Dennison Corporation	18,950	1,071
The Boeing Company	150,076	5,820
Burlington Northern Santa Fe Corporation	67,385	1,922
Caterpillar, Inc.	59,088	3,087
Cintas Corporation	29,133	1,410
*Concord EFS, Inc.	82,900	2,717
*Convergys Corporation	29,450	1,104
Cooper Industries, Inc.	15,900	555
Crane Co.	10,275	263
CSX Corporation	36,750	1,288
Cummins, Inc.	7,100	274
Danaher Corporation	24,500	1,478
Deere & Company	40,360	1,762
Delta Air Lines, Inc.	21,167	619
Deluxe Corporation	12,151	505
Dover Corporation	34,967	1,296
Eaton Corporation	11,900	885
Emerson Electric Co.	73,750	4,211
Equifax, Inc.	24,600	594
*FedEx Corporation	52,820	2,740
First Data Corporation	67,463	5,292
*Fiserv, Inc.	32,125	1,360
Fluor Corporation	13,600	509
General Dynamics Corporation	34,600	2,756
General Electric Company	1,709,206	68,505
Genuine Parts Company	29,600	1,086

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Industrials continued		
Goodrich Corporation	17,800	$ 474
H&R Block, Inc.	31,450	1,406
Honeywell International, Inc.	139,250	4,709
Illinois Tool Works, Inc.	52,300	3,542
IMS Health Incorporated	50,667	989
Ingersoll-Rand Company	28,980	1,212
ITT Industries, Inc.	15,100	763
Lockheed Martin Corporation	74,708	3,487
Masco Corporation	79,100	1,938
McDermott International, Inc.	10,500	129
Minnesota Mining and Manufacturing Company	68,088	8,049
Molex Incorporated	33,650	1,041
Navistar International Corporation	10,250	405
Norfolk Southern Corporation	66,157	1,213
Northrop Grumman Corporation	18,900	1,905
PACCAR, Inc.	13,170	864
Pall Corporation	21,150	509
Parker-Hannifin Corporation	20,075	922
Paychex, Inc.	64,235	2,251
Pitney Bowes, Inc.	42,437	1,596
*Power-One, Inc.	13,500	141
R. R. Donnelley & Sons Company	20,234	601
Raytheon Company	66,200	2,150
*Robert Half International, Inc.	30,140	805
Rockwell Collins, Inc.	31,450	613
Rockwell International Corporation	31,450	562
Ryder System, Inc.	10,400	230
Sabre Holdings Corporation — Class A	22,867	968
Southwest Airlines Co.	131,067	2,422
Textron, Inc.	24,250	1,005
Thomas & Betts Corporation	10,000	212
Tyco International, Ltd.	333,208	19,626
Union Pacific Corporation	42,660	2,432
United Technologies Corporation	80,967	5,233
*US Airways Group, Inc.	11,500	73
W.W. Grainger, Inc.	16,300	782
Waste Management, Inc.	107,585	3,433
Total		199,677
Information Technology (17.3%)		
*ADC Telecommunications, Inc.	134,450	618
Adobe Systems Incorporated	41,125	1,277
*Advanced Micro Devices, Inc.	59,200	939
*Agilent Technologies, Inc.	78,637	2,242
*Altera Corporation	66,511	1,411
*Analog Devices, Inc.	61,957	2,750
*Andrew Corporation	14,037	307
*Apple Computer, Inc.	60,100	1,316
*Applied Materials, Inc.	139,950	5,612
*Applied Micro Circuits Corporation	51,700	585
Autodesk, Inc.	9,267	345
*Avaya, Inc.	48,816	593
*BMC Software, Inc.	41,960	687
*Broadcom Corporation — Class A	44,800	1,836

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*CIENA Corporation	56,300	$ 806
*Cisco Systems, Inc.	1,259,400	22,808
*Citrix Systems, Inc.	31,820	721
Compaq Computer Corporation	290,627	2,837
Computer Associates International, Inc.	99,192	3,421
*Computer Sciences Corporation	29,050	1,423
*Compuware Corporation	63,257	746
*Comverse Technology, Inc.	31,900	714
*Conexant Systems, Inc.	42,500	610
Corning Incorporated	160,100	1,428
*Dell Computer Corporation	447,533	12,164
Electronic Data Systems Corporation	80,467	5,516
*EMC Corporation	379,774	5,104
*Gateway, Inc.	55,550	447
Hewlett-Packard Company	334,360	6,868
Intel Corporation	1,157,163	36,393
International Business Machines Corporation	298,939	36,160
*Intuit, Inc.	35,900	1,535
*Jabil Circuit, Inc.	32,867	747
*JDS Uniphase Corporation	226,500	1,977
*KLA-Tencor Corporation	31,900	1,581
*Lexmark International Group, Inc. — Class A	22,100	1,304
Linear Technology Corporation	54,650	2,134
*LSI Logic Corporation	62,200	982
Lucent Technologies, Inc.	586,036	3,686
*Maxim Integrated Products, Inc.	56,500	2,967
*Mercury Interactive Corporation	14,200	483
*Micron Technology, Inc.	102,550	3,179
*Microsoft Corporation	926,100	61,372
Millipore Corporation	8,100	492
Motorola, Inc.	377,877	5,676
*National Semiconductor Corporation	29,843	919
*NCR Corporation	16,600	612
*Network Appliance, Inc.	56,000	1,225
Nortel Networks Corporation	548,275	4,112
*Novell, Inc.	62,000	285
*Novellus Systems, Inc.	24,500	967
*Nvidia Corporation	24,100	1,612
*Oracle Corporation	965,925	13,339
*Palm, Inc.	97,545	378
*Parametric Technology Corporation	45,480	355
*PeopleSoft, Inc.	50,600	2,034
PerkinElmer, Inc.	21,000	735
*PMC-Sierra, Inc.	28,300	602
*QLogic Corporation	15,850	705
*QUALCOMM, Inc.	130,267	6,578
*Sanmina-SCI Corporation	89,400	1,779
*Sapient Corporation	21,200	164
Scientific-Atlanta, Inc.	28,000	670
*Siebel Systems, Inc.	78,000	2,182
*Solectron Corporation	138,500	1,562
*Sun Microsystems, Inc.	560,397	6,915
Symbol Technologies, Inc.	38,950	619

Index 500 Stock Portfolio

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Information Technology continued		
Tektronix, Inc.	16,160	$ 417
*Tellabs, Inc.	70,392	1,058
*Teradyne, Inc.	29,950	903
Texas Instruments Incorporated	298,700	8,364
*Thermo Electron Corporation	31,200	744
*Unisys Corporation	54,450	683
*VERITAS Software Corporation	68,432	3,067
*Vitesse Semiconductor Corporation	31,548	393
Xerox Corporation	119,500	1,245
*Xilinx, Inc.	57,200	2,234
*Yahoo!, Inc.	97,600	1,731
Total		315,987
Materials (2.6%)		
Air Products and Chemicals, Inc.	39,267	1,842
Alcan, Inc.	54,950	1,974
Alcoa, Inc.	148,507	5,279
Allegheny Technologies Incorporated	13,817	231
Ball Corporation	4,733	335
Barrick Gold Corporation	92,121	1,469
Bemis Company, Inc.	9,050	445
Boise Cascade Corporation	9,900	337
The Dow Chemical Company	154,409	5,216
E. I. du Pont de Nemours and Company	179,428	7,627
Eastman Chemical Company	13,225	516
Ecolab, Inc.	22,000	886
Engelhard Corporation	22,500	623
*FMC Corporation	5,400	321
*Freeport-McMoRan Copper & Gold, Inc. — Class B	24,781	332
Georgia-Pacific Corporation	38,904	1,074
Great Lakes Chemical Corporation	8,700	211
Hercules Incorporated	18,600	186
*Inco Limited	31,250	529
International Flavors & Fragrances, Inc.	16,500	490
International Paper Company	83,066	3,352
Louisiana-Pacific Corporation	18,000	152
The Mead Corporation	17,050	527
Newmont Mining Corporation	33,680	644
Nucor Corporation	13,333	706
*Pactiv Corporation	27,300	485
Phelps Dodge Corporation	13,524	438
Placer Dome, Inc.	56,350	615
PPG Industries, Inc.	28,967	1,498
Praxair, Inc.	27,600	1,525
Rohm and Haas Company	37,880	1,312
*Sealed Air Corporation	14,421	589
Sigma-Aldrich Corporation	13,000	512
Temple-Inland, Inc.	8,500	482
USX-U. S. Steel Group	15,250	276
Vulcan Materials Company	17,400	834
Westvaco Corporation	17,350	494
Weyerhaeuser Company	36,980	2,000

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Materials continued		
Willamette Industries, Inc.	18,700	$ 975
Worthington Industries, Inc.	14,700	209
Total		47,548
Real Estate Investment Trusts (0.2%)		
Equity Office Properties Trust	69,800	2,100
Equity Residential Properties Trust	45,600	1,309
Total		3,409
Telecommunication Services (5.4%)		
ALLTEL Corporation	53,857	3,325
AT&T Corp.	593,738	10,770
*AT&T Wireless Services, Inc.	435,397	6,257
BellSouth Corporation	322,465	12,302
CenturyTel, Inc.	24,300	797
*Citizens Communications Company	49,100	523
*Nextel Communications, Inc. — Class A	131,650	1,443
*Qwest Communications International, Inc.	285,835	4,039
SBC Communications, Inc.	579,547	22,701
Sprint Corporation	152,509	3,062
*Sprint Corporation (PCS Group)	161,260	3,936
Verizon Communications, Inc.	465,442	22,090
*WorldCom, Inc. — WorldCom Group	496,914	6,997
Total		98,242
Utilities (3.0%)		
*The AES Corporation	91,600	1,498
Allegheny Energy, Inc.	21,500	779
Ameren Corporation	23,567	997
American Electric Power Company, Inc.	55,440	2,413
*Calpine Corporation	51,360	862
Cinergy Corp.	27,384	915
CMS Energy Corporation	22,700	545
Consolidated Edison, Inc.	36,450	1,471
Constellation Energy Group, Inc.	28,200	749
Dominion Resources, Inc.	44,995	2,704
DTE Energy Company	28,350	1,189
Duke Energy Corporation	132,830	5,215
Edison International	56,020	846
El Paso Corporation	87,571	3,907
Entergy Corporation	38,009	1,487
Exelon Corporation	55,212	2,644
FirstEnergy Corp.	51,165	1,790
FPL Group, Inc.	30,257	1,706
KeySpan Corporation	23,600	818
Kinder Morgan, Inc.	19,667	1,095
*Mirant Corporation	58,426	936
*Niagara Mohawk Holdings, Inc.	27,600	489
Nicor, Inc.	7,850	327
NiSource, Inc.	35,573	820
Peoples Energy Corporation	6,100	231
PG&E Corporation	66,625	1,282

Common Stock (98.9%)	Shares/ Par	Market Value (000's)
Utilities continued		
Pinnacle West Capital Corporation	14,600	$ 611
PPL Corporation	25,134	876
Progress Energy, Inc.	37,392	1,684
Public Service Enterprise Group Incorporated	35,836	1,512
Reliant Energy, Inc.	51,162	1,357
Sempra Energy	35,402	869
The Southern Company	117,900	2,989
TECO Energy, Inc.	23,300	611
TXU Corp.	44,165	2,082
The Williams Companies, Inc.	88,500	2,259
Xcel Energy, Inc.	59,020	1,637
Total		54,202
Total Common Stock (Cost: $1,343,480)		1,800,931

Money Market Investments (1.1%)	Shares/ Par	Market Value (000's)
Federal Government and Agencies (0.3%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	$ 5,000,000	$ 4,989
Total		4,989
Finance Services (0.5%)		
#Preferred Receivable Funding, 1.85%, 2/4/02	10,000,000	9,983
Total		9,983
Personal Credit Institutions (0.3%)		
#Variable Funding Capital, 2.45%, 1/10/02	$ 5,800,000	$ 5,796
Total		5,796
Total Money Market Investments (Cost: $20,768)		20,768
Total Investments (100.0%) (Cost $1,364,248)^		1,821,699
Other Assets, Less Liabilities (0.0%)		176
Total Net Assets (100.0%)		$1,821,875

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $1,366,396 and the net unrealized appreciation of investments based on that cost was $455,303 which is comprised of $620,226 aggregate gross unrealized appreciation and $164,923 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

* Non-Income Producing

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/01 $20,568)	72	3/02	$118

The Accompanying Notes are an Integral Part of the Financial Statements

Asset Allocation Portfolio

Objective:
Realize highest total return, including current income and capital appreciation, consistent with reasonable investment risk

Portfolio Strategy:
Flexible policy of allocating assets among stocks, bonds and cash, with mix adjusted to capitalize on changing financial markets and economic conditions.

Net Assets:
$40.12 million

The Asset Allocation Portfolio invests in seven categories of assets: large capitalization stocks, small capitalization stocks, foreign stocks, investment grade bonds, below investment grade bonds, convertible securities and cash equivalents. The proportion of investments in each category is adjusted as appropriate to take advantage of market trends and opportunities, and securities within each category are actively managed by a team of investment professionals. The Portfolio is managed to maintain broad diversification, while blending asset classes to achieve both capital appreciation and current income.

For much of the last year, the Asset Allocation Portfolio has been managed defensively, in the belief that an increasingly fragile economy was likely to move into a recession. Bond holdings were concentrated in the high quality investment grade sector. As bonds provided higher returns than stocks for the year, the bond segment of the Portfolio was an important contributor to performance.

As stock prices moved down in the first half of 2001, despite aggressive easing by the Federal Reserve, The Portfolio's managers took advantage of periodic opportunities to selectively increase equity exposure, which reached 56% in early September. When the market reopened after September 11, the equity exposure was reduced, as a defensive move. Then, as a weak and volatile market created buying opportunities, equity exposure was increased. Further additions were made to the equity position as an economic recovery in 2002 began to seem more likely. At the end of 2001, with 59% of the portfolio in equities, the Portfolio was in a neutral position; the normal range of equity as a proportion of the total is 45% to 75%. This neutral position will likely be retained until there is clearer evidence of the timing and strength of the potential recovery.

Sector Allocation 12/31/01



Short-Term Investments, Net of Other Investments 8%
Below Investment Grade Bonds 8%
Large Cap Stocks (including S&P 500 Index Futures) 32%
Investment Grade Bonds 27%
Foreign Stocks 11%
14% Small Cap Stocks

Relative Performance



$10,500
10,250
10,000
9,750
9,500
9,250
7/01
12/01
Asset Allocation Portfolio
Merrill Lynch Domestic Index
91 Day T-Bill
S&P 500 Index

Total Return
For Period Ended December 31, 2001

	Since Inception#
Asset Allocation Portfolio	–2.10%
S&P 500 Index	–5.20%
Merrill Lynch Domestic Master Index	2.40%
91-Day T Bill	1.39%

#Inception date of 7/31/01, returns not annualized

In the graph, the Fund is compared against three indices representing the three major components of the Fund: equities, fixed income and cash equivalent investments. The indices cannot be invested in directly and do not include sales charges.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. government, mortgage and investment-grade corporate bonds. The Index measures the income provided by, and the price changes of, the underlying securities.

The Standard & Poor's 500® Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch 91-Day Treasury Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 7/31/01 (commencement of operations). Returns shown include fee waivers and deductions for all Fund expenses. In the absence of fee waivers, total return would be reduced. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 2.

Investors should be aware of the risks of investments in foreign securities, particularly investments in securities of companies in developing nations. These include the risks of currency fluctuation, of political and economic instability and of less well-developed government supervision and regulation of business and industry practices, as well as differences in accounting standards. Small-cap stocks also may carry additional risk. Small or newer issuers are more likely to realize more substantial growth as well as suffer more significant losses than larger or more established issuers. Investments in such companies can be both more volatile and more speculative.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Domestic Common Stocks and Warrants (32.3%)	Shares/ Par	Market Value (000's)
Large Cap Common Stock (18.5%)		
Consumer Discretionary (3.5%)		
*AOL Time Warner, Inc.	4,500	$ 144
Fortune Brands, Inc.	2,100	83
Harley-Davidson, Inc.	3,300	179
The Home Depot, Inc.	2,200	112
*Kohl's Corporation	2,600	184
McDonald's Corporation	3,100	82
The McGraw-Hill Companies, Inc.	2,400	146
Newell Rubbermaid, Inc.	2,300	63
Omnicom Group, Inc.	1,100	98
Target Corporation	2,600	107
Tribune Company	1,800	67
Wal-Mart Stores, Inc.	3,100	178
Total		1,443
Consumer Staples (2.3%)		
Anheuser-Busch Companies, Inc.	2,800	127
The Coca-Cola Company	2,000	94
The Estee Lauder Companies, Inc. — Class A	3,200	103
General Mills, Inc.	1,500	78
Kimberly-Clark Corporation	1,400	84
Kraft Foods, Inc. — Class A	2,300	78
PepsiCo, Inc.	4,100	199
Walgreen Co.	4,800	162
Total		925
Energy (1.2%)		
ChevronTexaco Corporation	1,200	108
Conoco, Inc.	4,500	127
EOG Resources, Inc.	2,200	86
Exxon Mobil Corporation	3,900	153
Total		474
Financials (3.1%)		
American International Group, Inc.	1,800	143
The Bank of New York Company, Inc.	2,100	86
The Chubb Corporation	1,200	83
Citigroup, Inc.	3,700	187
Fifth Third Bancorp	2,900	179
Freddie Mac	1,900	124
Household International, Inc.	2,100	122
Lehman Brothers Holdings, Inc.	1,000	67
Morgan Stanley Dean Witter & Co.	600	34
Northern Trust Corporation	1,700	102
The PNC Financial Services Group, Inc.	2,000	112
Total		1,239

Large Cap Common Stock (18.5%)	Shares/ Par	Market Value (000's)
Health Care (2.5%)		
*Amgen, Inc.	2,100	$ 119
Baxter International, Inc.	1,600	86
Bristol-Myers Squibb Company	900	46
Eli Lilly and Company	1,200	94
Johnson & Johnson	3,600	213
Medtronic, Inc.	3,100	159
Merck & Co., Inc.	1,900	112
Pfizer, Inc.	4,700	187
Total		1,016
Industrials (1.5%)		
Delta Air Lines, Inc.	900	26
General Electric Company	9,300	374
Tyco International, Ltd.	3,300	194
Total		594
Information Technology (2.5%)		
*Amdocs Limited	2,600	88
*Cisco Systems, Inc.	5,000	91
*Electronic Arts, Inc.	100	6
Electronic Data Systems Corporation	2,200	151
Intel Corporation	4,200	132
International Business Machines Corporation	1,000	121
*Microsoft Corporation	4,100	271
*Nokia Corp., ADR	1,300	32
*Sun Microsystems, Inc.	2,600	32
Texas Instruments Incorporated	2,100	59
Total		983
Materials (0.6%)		
Air Products and Chemicals, Inc.	2,000	94
Alcoa, Inc.	1,900	68
Ecolab, Inc.	2,400	96
Total		258
Printed Circuit Boards (0.1%)		
*Flextronics International, Ltd.	1,300	31
Total		31
Technology (0.5%)		
*QUALCOMM, Inc.	400	20
Semiconductor HOLDRS (SM) Trust	3,900	163
Total		183
Telecommunication Services (0.4%)		
SBC Communications, Inc.	1,900	75
Verizon Communications, Inc.	1,400	66
Total		141

Asset Allocation Portfolio

Large Cap Common Stock (18.5%)	Shares/ Par	Market Value (000's)
Utilities (0.3%)		
El Paso Corporation	1,600	$ 72
*Mirant Corporation	3,400	54
Total		**126**
Total Large Cap Common Stock		**7,413**

Small Cap Common Stock (13.8%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (2.3%)		
*Catalina Marketing Corporation	2,300	80
*CDW Computer Centers, Inc.	800	43
*Coach, Inc.	1,100	43
*Entercom Communications Corp. — Class A	600	30
*Getty Images, Inc.	1,400	32
The Gymboree Corporation	4,500	54
*Hispanic Broadcasting Corporation — Class A	200	5
*Jones Apparel Group, Inc.	1,100	36
*Lamar Advertising Company — Class A	1,300	55
Leggett & Platt Incorporated	3,900	90
*Michaels Stores, Inc.	3,000	99
*O'Reilly Automotive, Inc.	5,300	194
*Orient-Express Hotels, Ltd. — Class A	100	2
Stoneridge, Inc.	3,000	27
The Talbots, Inc.	1,000	36
*TMP Worldwide, Inc.	300	13
*Tommy Hilfiger Corporation	3,800	52
*Westwood One, Inc.	1,400	42
Total		**933**
Consumer Staples (0.1%)		
*Steiner Leisure Limited	1,800	38
Total		**38**
Energy (0.7%)		
*BJ Services Company	2,300	75
*Cal Dive International, Inc.	2,600	64
*Energy Partners, Ltd.	2,300	17
*Grant Prideco, Inc.	1,700	20
*Patterson-UTI Energy, Inc.	2,700	63
*Weatherford International, Inc.	1,100	41
Total		**280**
Financials (1.0%)		
GreenPoint Financial Corp.	1,400	50
Investors Financial Services Corp.	2,300	152
*Knight Trading Group, Inc. — Class A	1,300	14
Old Republic International Corporation	1,400	39
*Philadelphia Consolidated Holding Corp.	300	11
Radian Group, Inc.	1,200	52
SouthTrust Corporation	2,000	49
*Trammell Crow Company	3,300	39
Total		**406**

Small Cap Common Stock (13.8%)	Shares/ Par	Market Value (000's)
Health Care (3.0%)		
*AdvancePCS	2,100	$ 62
*AMN Healthcare Services, Inc.	300	8
*Apogent Technologies, Inc.	1,800	46
*Cross Country, Inc.	500	13
D & K Healthcare Resources, Inc.	1,300	74
*DaVita, Inc.	9,100	223
*Health Management Associates, Inc. — Class A	2,900	53
*Lincare Holdings, Inc.	6,500	186
*Patterson Dental Company	4,400	180
*Province Healthcare Company	3,900	120
*Renal Care Group, Inc.	2,500	80
ResMed, Inc.	1,100	59
*Triad Hospitals, Inc.	1,800	53
*Universal Health Services, Inc. — Class B	1,300	56
Total		**1,213**
Industrials (3.7%)		
*The BISYS Group, Inc.	800	51
C.H. Robinson Worldwide, Inc.	2,300	67
*Charles River Associates Incorporated	1,700	35
Cintas Corporation	2,400	116
*Concord EFS, Inc.	3,300	108
*The Corporate Executive Board Company	2,500	92
*DST Systems, Inc.	1,800	90
Expeditors International of Washington, Inc.	1,000	57
*Fiserv, Inc.	4,500	190
*ITT Educational Services, Inc.	500	18
*Knight Transportation, Inc.	6,350	119
*Mettler-Toledo International, Inc.	1,000	52
*MSC Industrial Direct Co., Inc. — Class A	2,500	49
Paychex, Inc.	1,400	49
*Resources Connection, Inc.	1,700	45
*Robert Half International, Inc.	1,300	35
SkyWest, Inc.	1,100	28
*Swift Transportation Co., Inc.	1,400	30
Teleflex Incorporated	2,900	137
*Tetra Tech, Inc.	6,750	134
Total		**1,502**
Information Technology (2.7%)		
*Aspen Technology, Inc.	1,600	27
*BARRA, Inc.	900	42
*Credence Systems Corporation	3,000	56
*DDI Corp.	2,800	28
*EPIQ Systems, Inc.	2,450	47
*Intersil Corporation — Class A	900	29
*Keane, Inc.	1,400	25
*Micrel Incorporated	1,700	45
*Microchip Technology Incorporated	1,600	62
*MKS Instruments, Inc.	1,300	35
*Nassda Corporation	1,500	34
*Novellus Systems, Inc.	1,000	39
PerkinElmer, Inc.	1,000	35
*PRI Automation, Inc.	2,800	57

Small Cap Common Stock (13.8%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*QLogic Corporation	1,300	$ 58
*Rational Software Corporation	2,300	45
*Renaissance Learning, Inc.	1,200	37
*Semtech Corporation	1,800	64
*SmartForce Public Limited Company, ADR	1,000	25
*UTStarcom, Inc.	4,700	134
*Varian, Inc.	3,200	104
*VeriSign, Inc.	800	30
*Zebra Technologies Corporation — Class A	100	6
Total		1,064
Technology (0.3%)		
*ADC Telecommunications, Inc.	10,000	46
*Advent Software, Inc.	1,100	55
Total		101
Telecommunications Wireless: Cellular/PCS (0.0%)		
IWO Holdings, Inc. 144A	50	3
Total		3
Total Technology		104
Total Small Cap Common Stock		5,540
Total Domestic Common Stocks and Warrants (Cost: $12,849)		12,953

Foreign Common Stock (11.0%)	Country	Shares/ Par	Market Value (000's)
Automobiles & Other Motor Vehicles (0.4%)			
*Denway Motors Limited	Hong Kong	189,100	$ 59
*Fuji Heavy Industries, Ltd.	Japan	7,000	30
*Honda Motor Co., Ltd.	Japan	1,600	64
*PSA Peugeot Citroen	France	1,060	45
Total			198
Bank Holding Companies (0.2%)			
Royal Bank of Scotland Group PLC	United Kingdom	2,500	61
Total			61
Business Support Services (0.1%)			
*Serco Group PLC	United Kingdom	11,250	60
Total			60
Catalog & Mail-Order Houses (0.1%)			
*Belluna Co., Ltd.	Japan	1,700	58
Total			58
Commercial Banks (0.6%)			
*Anglo Irish Bank Corporation	Ireland	19,000	$ 74
*Danske Bank A/S Bearer Shs	Denmark	3,900	63
*Lloyds TSB Group PLC	United Kingdom	6,900	74
*OTP Bank	Hungary	1,100	66
Total			277
Communication Services (0.2%)			
*Koninklijke (Royal) KPN NV	Netherlands	1,700	9
Nokia OYJ	Finland	2,500	64
Total			73
Computer Related Services (0.2%)			
*Nintendo Co., Ltd.	Japan	400	70
Total			70
Computers, Peripherals & Software (0.3%)			
*Sap AG	Germany	350	46
*Thiel Logistik AG	Germany	3,300	64
Total			110
Construction Machinery (0.1%)			
*Grupo Ferrovial	Spain	3,300	58
Total			58
Consumer Discretionary (0.5%)			
*Bayerische Motoren Werke (BMW) AG	Germany	1,700	60
Luxottica Group SPA, ADR	Italy	4,100	68
Royal Philips Electronics NV	Netherlands	2,000	59
Total			187
Consumer Staples (0.8%)			
Cadbury Schweppes PLC	United Kingdom	7,340	47
*Cott Corporation	Canada	3,400	54
Koninklijke Ahold NV	Netherlands	1,600	47
*Nestle SA	Switzerland	300	64
Nutreco Holding NV	Netherlands	1,140	36
Swedish Match AB	Sweden	10,500	56
Unilever PLC	United Kingdom	9,000	74
Total			378
Diversified Business Finance (0.1%)			
*Irish Life & Permanent PLC	United Kingdom	5,340	54
Total			54
Drilling Oil & Gas Wells (0.2%)			
Saipem SPA	Italy	14,000	69
Total			69

Foreign Common Stock (11.0%)	Country	Shares/ Par	Market Value (000's)
Drugs (0.2%)			
*CSL Limited	Australia	1,930	$ 51
*Novo Nordisk A/S	Denmark	1,100	45
Total			96
Electric Services (0.1%)			
*Nordex AG	Germany	5,480	33
Total			33
Electrical & Electronic Machinery, Equip. (0.1%)			
Aggreko PLC	United Kingdom	7,400	39
Total			39
Energy (0.4%)			
Total Fina Elf SA	France	460	65
Vestas Wind Systems A/S	Denmark	1,600	44
Vivendi Environment	France	1,500	50
Total			159
Engineering Services (0.2%)			
*ENI SPA	Italy	4,750	60
*Meggitt PLC	United Kingdom	13,700	38
Total			98
Engines & Turbines (0.2%)			
Beru AG	Germany	1,500	66
Total			66
Entertainers & Entertainment Groups (0.2%)			
Rank Group PLC	United Kingdom	22,500	75
Total			75
Finance (0.5%)			
BNP Paribas SA	France	650	58
Ing Groep NV	Netherlands	2,000	51
Royal Bank of Canada	Canada	2,200	72
Total			181
Finance Services (0.2%)			
*Man Group PLC	United Kingdom	100	2
*Van der Moolen Holding NV	Netherlands	2,200	63
Total			65
Financials (0.2%)			
Manulife Financial Corporation	Canada	2,500	65
Total			65
Grocery Stores (0.1%)			
*Lawson, Inc.	Japan	1,600	46
Total			46

Foreign Common Stock (11.0%)	Country	Shares/ Par	Market Value (000's)
Health Care (0.4%)			
*Elan Corporation PLC, ADR	Ireland	1,100	$ 50
*GlaxoSmithKline PLC	United Kingdom	2,300	58
*Taro Pharmaceutical Industries, Ltd.	Israel	1,500	59
Total			167
Industrial Buildings & Warehouses (0.2%)			
*Technip	France	500	67
Total			67
Industrials (0.2%)			
Brisa-Auto Estradas de Portugal SA	Portugal	11,400	48
Vinci SA	France	780	46
Total			94
Insurance & Diversified Financial COS. (0.3%)			
*Corporacion Mapfre	Spain	7,200	42
*Swiss Reinsurance Co.	Switzerland	640	64
Total			106
Investment Offices (0.2%)			
Macquarie Infrastructure Group	Australia	40,000	72
Total			72
Jewelry Stores (0.2%)			
*Folli-Follie	Greece	3,500	62
Total			62
Life Insurance (0.0%)			
*Converium Holding AG	Switzerland	400	19
Total			19
Manufacturing Industries (0.1%)			
*Neopost SA	France	2,000	58
Total			58
Materials (0.2%)			
Norske Skogindustrier ASA	Norway	4,000	75
Total			75
Medical Materials & Hospital Equipment (0.2%)			
Synthes-Stratec, Inc.	Switzerland	100	70
Total			70
Miscellaneous Investing (0.2%)			
*Deutsche Boerse AG	Germany	1,600	63
Total			63

Foreign Common Stock (11.0%)	Country	Shares/ Par	Market Value (000's)
Nonclassifiable Establishments (0.2%)			
*Logitech International-Reg	Switzerland	2,100	$ 77
Total			77
Oil & Gas Field Machinery (0.2%)			
*IHC Caland NV	Netherlands	1,325	62
Total			62
Oil & Gas Field Services (0.1%)			
*TGS Nopec Geophysical Company ASA	Norway	3,000	42
Total			42
Paper & Allied Products (0.2%)			
*UPM-Kymmene OYJ	Finland	2,000	66
Total			66
Personal Credit Institutions (0.2%)			
*Baycorp Advantage	New Zealand	19,500	62
Total			62
Pharmaceuticals (0.1%)			
*Takeda Chemical Industries	Japan	1,000	45
Total			45
Retail-Retail Stores (0.0%)			
*KarstadtQuelle AG	Germany	100	4
Total			4
Sanitary Services (0.1%)			
*Sanix Incorporated	Japan	1,400	53
Total			53
Semiconductors & Related Devices (0.2%)			
*ASML Holding NV	Netherlands	3,700	64
Total			64
Soap, Cleaners, & Toilet Goods (0.1%)			
Reckitt Benckiser PLC	United Kingdom	3,440	50
Total			50
Telephone Communications (0.2%)			
*Tanberg ASA	Norway	3,400	76
Total			76
Tires & Tubes (0.2%)			
*Bridgestone Corporation	Japan	6,000	63
Total			63
Tobacco & Tobacco Products (0.1%)			
*Gallaher Group PLC	United Kingdom	7,650	52
Total			52

Foreign Common Stock (11.0%)	Country	Shares/ Par	Market Value (000's)
Transportation (0.1%)			
*Porsche AG-Pfd	Germany	140	$ 53
Total			53
Utilities (0.2%)			
International Power PLC	United Kingdom	11,500	34
*Suez Lyonnaise des Eaux SA	France	1,500	45
Total			79
Water Supply (0.0%)			
*Vivendi Environnement	France	1,500	1
Total			1
Wholesale-Apparel, Piece Goods, Notions (0.2%)			
*Esprit Holdings Limited	Hong Kong	53,800	61
Total			61
Women's Accessory & Specialty Stores (0.2%)			
*Shiseido Company Limited	Japan	8,000	74
Total			74
Total Foreign Common Stock (Cost: $4,578)			4,413
Preferred Securities (0.2%)			
Technology (0.2%)			
Telecommunications Wireless: Towers (0.1%)			
**Crown Castle International Corp.		520	29
Total			29
Telecommunications Wireline: CLEC (0.1%)			
**Intermedia Communications, Inc.		520	54
Total			54
Total Preferred Securities (Cost: $98)			83
Investment-Grade Bonds (27.2%)			
Aerospace & Defense (0.5%)			
Boeing Company, 8.75%, 9/15/31		$ 150,000	181
Total			181
Auto Related (0.2%)			
General Motors Acceptance Corporation, 6.875%, 9/15/11		100,000	98
Total			98

Investment-Grade Bonds (27.2%)	Shares/ Par	Market Value (000's)
Beverages, Malt Beverages (0.4%)		
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	$ 23,000	$ 26
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	75,000	76
Coca-Cola Enterprises, Inc., 6.125%, 8/15/11	75,000	75
Total		177
Chemicals & Allied Products (0.3%)		
Dow Chemical, 6.125%, 2/1/11	100,000	101
Total		101
Crude Petroleum & Natural Gas (1.0%)		
El Paso Energy Corporation, 7.80%, 8/1/31	200,000	202
Occidental Petroleum, 6.75%, 1/15/12	200,000	201
Total		403
Federal Government & Agencies (20.7%)		
Federal National Mortgage Association, 1.75%, 2/11/02	300,000	299
GNMA TBA, 6.00%, 1/24/25	2,000,000	1,963
Housing & Urban Development, 6.08%, 8/1/13	100,000	100
US Treasury, 3.50%, 11/15/06	1,250,000	1,205
US Treasury, 3.875%, 7/31/03	1,410,000	1,436
US Treasury, 4.625%, 5/15/06	1,125,000	1,141
US Treasury, 6.125%, 8/15/07	750,000	807
US Treasury Inflation Indexed Bond, 5.00%, 2/15/11	53,000	53
US Treasury Inflation Indexed Bond, 5.00%, 8/15/11	500,000	499
US Treasury Inflation Indexed Bond, 5.75%, 11/30/02	750,000	775
Total		8,278
Foods (0.6%)		
Conagra Foods, Inc., 6.75%, 9/15/11	100,000	102
Sara Lee Corporation, 6.25%, 9/15/11	150,000	152
Total		254
Motor Vehicle Parts/Accessories (0.7%)		
TRW, Inc., 7.125%, 6/1/09	190,000	188
TRW, Inc., 7.75%, 6/1/29	88,000	84
Total		272
Motors & Generators (0.3%)		
Emerson Electric Co., 5.75%, 11/1/11	127,000	123
Total		123
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	100,000	100
Total		100

Investment-Grade Bonds (27.2%)	Shares/ Par	Market Value (000's)
Oil & Gas Field Services (0.4%)		
Conoco Funding Co., 6.35%, 10/15/11	$ 150,000	$ 151
Total		151
Pharmaceuticals (0.8%)		
American Home Products Corporation, 6.70%, 3/15/11	150,000	155
Bristol-Myers Squibb, 5.75%, 10/1/11	150,000	149
Total		304
Retail-Misc Shopping Goods Stores (0.5%)		
Wal-Mart Stores, Inc., 5.45%, 8/1/06	200,000	205
Total		205
Tobacco Products (0.6%)		
Philip Morris Companies, Inc., 7.75%, 1/15/27	250,000	259
Total		259
Total Investment-Grade Bonds (Cost: $10,887)		**10,906**
Below Investment-Grade Bonds (8.0%)		
Basic Materials (0.1%)		
Appleton Papers, Inc., 12.50%, 12/15/08 144A	50,000	48
Total Basic Materials		48
Capital Goods (0.3%)		
Building — Forest Products (0.1%)		
Potlatch Corporation, 10.00%, 7/15/11 144A	50,000	52
Total		52
Building & Construction (0.2%)		
Encompass Services Corp, 10.50%, 5/4/12 144A	50,000	33
Integrated Electrical Services, Inc., Series B, 9.375%, 2/1/09	50,000	44
Total		77
Total Capital Goods		129
Commercial Printing (0.1%)		
Mail-Well I Corp., 8.75%, 12/15/08	50,000	39
Total Commercial Printing		39
Consumer Cyclical (1.5%)		
Home Construction (0.1%)		
Schuler Homes, 9.375%, 7/15/09 144A	50,000	52
Total		52

Below Investment-Grade Bonds (8.0%)	Shares/ Par	Market Value (000's)
Household Appliances (0.3%)		
Rent-A-Center, Inc., 11.00%, 8/15/08	$ 50,000	$ 51
Salton, Inc., 12.25%, 4/15/08	50,000	50
Total		**101**
Lodging/Resorts (0.1%)		
Vail Resorts, Inc., 8.75%, 5/15/09 144A	25,000	24
Total		**24**
Printing & Publishing (0.1%)		
Primedia, Inc., 8.875%, 5/15/11	50,000	45
Total		**45**
Retail — General (0.9%)		
Advance Stores Company, Inc., 10.25%, 4/15/08 144A	50,000	51
Airgas, Inc., 9.125%, 10/1/11	50,000	53
Autonation, Inc., 9.00%, 8/1/08	25,000	25
Buhrmann U.S., Inc., 12.25%, 11/1/09	50,000	50
Coinmach Corporation, 11.75%, 11/15/05	50,000	51
CSK Auto, Inc., 12.00%, 6/15/06 144A	50,000	50
Saks Incorporated, 8.25%, 11/15/08	50,000	45
Sonic Automotive, Inc., 11.00%, 8/1/08 144A	50,000	52
Total		**377**
Total Consumer Cyclical		**599**
Consumer Staples (1.6%)		
Containers (0.1%)		
Applied Extrusion Tech, Inc., 10.75%, 7/1/11	50,000	53
Total		**53**
Food Retailers (0.1%)		
Great Atlantic & Pacific Tea Co., 9.125%, 12/15/11	25,000	25
Ingles Markets, Inc., 8.875%, 12/1/11 144A	30,000	29
Total		**54**
Food Service (0.1%)		
Sbarro, Inc., 11.00%, 9/15/09	25,000	24
Total		**24**
Gaming (1.1%)		
Choctaw Resort Development, 9.25%, 4/1/09	50,000	51
Herbst Gaming, Inc., 10.75%, 9/1/08 144A	50,000	52
Hollywood Casino, 11.25%, 5/1/07	50,000	55
Hollywood Casino Shreveport, 13.00%, 8/1/06	50,000	45

Below Investment-Grade Bonds (8.0%)	Shares/ Par	Market Value (000's)
Gaming continued		
Las Vegas Sands, Inc., 12.25%, 11/15/04	$ 40,000	$ 40
Majestic Investments Holdings, 11.653%, 11/30/07 144A	50,000	48
Mandalay Resort Group, 10.25%, 8/1/07	50,000	52
MGM Mirage, Inc., 9.75%, 6/1/07	25,000	26
Wheeling Island Gaming, 10.125%, 12/15/09 144A	50,000	51
Total		**420**
Healthcare (0.1%)		
Insight Health Services, 9.875%, 11/1/11 144A	50,000	52
Total		**52**
Soaps & Toiletries (0.1%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	50,000	51
Total		**51**
Total Consumer Staples		**654**
Energy (0.2%)		
Oil Field Services (0.1%)		
Hanover Equipment Trust, 8.75%, 9/1/11 144A	25,000	26
Total		**26**
Refining (0.1%)		
Tesoro Petroleum Corporation, 9.625%, 11/1/08 144A	50,000	52
Total		**52**
Total Energy		**78**
Finance (0.5%)		
Banks (0.1%)		
Sovereign Bancorp, 10.50%, 11/15/06	50,000	53
Total		**53**
Finance Companies (0.4%)		
AmeriCredit Corp., 9.875%, 4/15/06	25,000	24
Finova Group, Inc., 7.50%, 11/15/09	50,000	21
IOS Capital, Inc., 9.75%, 6/15/04	50,000	50
Metris Companies, Inc., 10.125%, 7/15/06	50,000	48
Total		**143**
Total Finance		**196**
Miscellaneous (0.1%)		
Istar Financial, Inc., 8.75%, 8/15/08	50,000	50
Total Miscellaneous		**50**

Below Investment-Grade Bonds (8.0%)	Shares/ Par	Market Value (000's)
Finance Companies continued		
Real Estate Agents & Managers (0.2%)		
CB Richards Ellis Services, Inc., 11.25%, 6/15/11	$ 75,000	$ 64
Total Real Estate Agents & Managers		64
Technology (1.7%)		
Cable (0.3%)		
Adelphia Communications, 10.25%, 6/15/11	50,000	50
Echostar Broadband Corp., 10.375%, 10/1/07	50,000	51
Telewest Communications PLC, 9.875%, 2/1/10	50,000	35
Total		136
Telecommunications Wireless: Cellular/PCS (1.0%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	50,000	51
Charter Communications Holdings LLC, 9.625%, 11/15/09	50,000	51
Dobson Communications Corporation, 10.875%, 7/1/10	50,000	52
Horizon PCS, Inc., 13.75%, 6/15/11 144A	25,000	25
†IPCS, Inc., 14.00%, 7/15/10	25,000	17
IWO Holdings, Inc., 14.00%, 1/15/11	50,000	51
Nextel Communications, Inc., 9.375%, 11/15/09	50,000	40
Tritel PCS, Inc., 10.375%, 1/15/11	50,000	56
Triton PCS, Inc., 8.75%, 11/15/11 144A	25,000	25
Total		368
Telecommunications Wireless: Towers (0.4%)		
American Tower Corp., 9.375%, 2/1/09	50,000	40
Crown Castle International Corp., 9.375%, 8/1/11	50,000	46
SBA Communications Corp., 10.25%, 2/1/09	50,000	43
†Spectrasite Holdings, Inc., 12.875%, 3/15/10	100,000	23
Total		152
Telecommunications Wireline: Long Haul (0.0%)		
††Global Crossing Holdings, Ltd., 9.50%, 11/15/09	50,000	6
Total		6
Total Technology		662
Transport & Other Services (0.7%)		
Professional Services (0.2%)		
Kindercare Learning Centers, 9.50%, 2/15/09	75,000	72
Total		72
Railroads (0.1%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	50,000	51
Total		51

Below Investment-Grade Bonds (8.0%)	Shares/ Par	Market Value (000's)
Trucking & Shipping (0.4%)		
North American Van Lines, 13.375%, 12/1/09 144A	$ 50,000	$ 48
Stena AB, 10.50%, 12/15/05	50,000	50
Teekay Shipping Corporation, 8.875%, 7/15/11 144A	50,000	51
Total		149
Total Transport & Other Services		272
Utilities (1.0%)		
Utility — Electric (0.5%)		
The AES Corporation, 8.875%, 2/15/11	50,000	44
Calpine Canada Energy, 8.50%, 5/1/08	25,000	23
Calpine Corporation, 8.625%, 8/15/10	50,000	45
Edison Mission Energy, 10.00%, 8/15/08	50,000	51
Orion Power Holdings, Inc., 12.00%, 5/1/10	50,000	59
Total		222
Utility — Garbage Disposal (0.1%)		
Allied Waste North America, Inc., 8.50%, 12/1/08 144A	50,000	51
Total		51
Utility — Gas (0.3%)		
Amerigas Partners LP/Eagle Fin., 8.875%, 5/20/11	50,000	52
EOTT Energy Partners LP, 11.00%, 10/1/09	50,000	50
Total		102
Utility — Water (0.1%)		
Azurix Corp., Series B, 10.75%, 2/15/10	50,000	35
Total		35
Total Utilities		410
Total Below Investment-Grade Bonds (Cost: $3,269)		3,201
Short-Term Investments (25.6%)		
Electric Utilities (2.7%)		
#National Rural Utility Co., 2.01%, 1/25/02	1,100,000	1,099
Total		1,099
Electrical Equipment & Supplies (1.5%)		
General Electric Capital, 1.73%, 1/2/02	600,000	600
Total		600
Federal & Federally-Sponsored Credit (1.2%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	200,000	200
#Federal National Mortgage Association, 1.85%, 1/3/02	300,000	300
Total		500

Short-Term Investments (25.6%)	Shares/ Par	Market Value (000's)
Finance Services (3.0%)		
#Preferred Receivable Funding, 1.85%, 2/4/02	$1,200,000	$ 1,198
Total		**1,198**
Miscellaneous Business Credit Institutions (3.0%)		
#John Deere Capital Corp., 1.90%, 1/18/02	1,200,000	1,199
Total		**1,199**
Personal Credit Institutions (6.0%)		
#American Express Credit, 2.14%, 1/25/02	1,200,000	1,198
#Household Finance Corp., 2.12%, 1/17/02	1,200,000	1,199
Total		**2,397**
Pharmaceuticals (3.0%)		
American Home Products, 1.90%, 2/4/02	1,200,000	1,198
Total		**1,198**
Security Brokers and Dealers (2.5%)		
Salomon Smith Barney Holdings, 1.78%, 1/15/02	1,000,000	999
Total		**999**
Tobacco and Tobacco Products (2.7%)		
Philip Morris, 1.86%, 1/11/02	1,100,000	1,099
Total		**1,099**
Total Short-Term Investments (Cost: $10,289)		**10,289**
Total Investments (104.3%) (Cost $41,970)^		**41,845**
Other Assets, Less Liabilities (–4.3%)		**(1,729)**
Total Net Assets (100.0%)		**$40,116**

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $41,997 and the net unrealized depreciation of investments based on that cost was $152 which is comprised of $924 aggregate gross unrealized appreciation and $1,076 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

† Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

†† Defaulted security

** PIK — Payment In Kind

All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/01 $5,715)	20	3/02	$31

The Accompanying Notes are an Integral Part of the Financial Statements

Balanced Portfolio

Objective:
A high level of current income and capital growth with a low risk profile

Portfolio Strategy:
Achieve consistent returns and low volatility by diversifying among assets.

Net Assets:
$3.01 billion

In order to capitalize on changing financial market and economic conditions, the Balanced Portfolio's asset allocation is adjusted as appropriate among three investment classes: stocks, bonds and money market instruments. The equity portion of the Portfolio is indexed, meaning that the Portfolio is designed to achieve results that approximate the performance of the Standard & Poor's 500 Composite Stock Price Index, which is generally regarded as a good proxy for the overall U.S. equity market. The bond portion of the Portfolio is actively managed, with investments in high quality bonds adjusted frequently as to maturity, market sectors and duration. Liquidity is maintained by holding a portion of the Portfolio in money market investments, which are high quality short-term debt securities.

The target asset mix for the Balanced Portfolio is established and adjusted according to an asset valuation model designed to gauge the relative attractiveness of stocks versus bonds. In the highly volatile equity market of 2001, the Portfolio's managers took advantage of opportunities to sell on strength and buy on weakness. Accordingly, the equity position was reduced after the rally early in the year, adjusted frequently during the summer months, and increased when the market plunged at the end of the third quarter.

Performance was boosted by excellent results from the bond portion of the Portfolio, which is managed actively, with a strategy very similar to that of the Select Bond Portfolio. Bonds as a whole provided higher returns than stocks for the second consecutive year, and the Portfolio benefited from the bond managers' correct positioning with regard to duration and market sectors throughout the year.

Percentage Holdings 12/31/01



Short-Term Investments & Other Net Assets 4%
Equities (including index futures) 54%
Bonds 42%

Relative Performance



$60,000
50,000
40,000
30,000
20,000
10,000
12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Balanced Portfolio
Merrill Lynch Domestic Master Index
91 Day T-Bill
S&P 500 Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	10 Years
Balanced Portfolio	−3.15%	9.21%	9.98%
Merrill Lynch Domestic Master Index	8.33%	7.43%	7.29%
Merrill Lynch 91 Day T-Bill Index	4.42%	5.20%	4.86%
S&P 500 Index	−11.83%	10.71%	12.90%

In the graph, the Portfolio is compared against three indices representing the three major components of the Portfolio: equities, fixed income, and cash equivalent investments.

The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The index is heavily weighted toward stocks with large market capitalizations and represents approximately two-thirds of the total market value of all domestic common stocks.

The Merrill Lynch Domestic Master Index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

The Merrill Lynch 91-Day T-Bill Index is comprised of a single issue purchased at the beginning of each month and held for a full month. The issue selected at each month-end rebalancing is the outstanding Treasury Bill that matures closest to, but not beyond, three months from the rebalancing date.

This chart assumes an initial investment of $10,000 made on 12/31/91. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Corporate Bonds (9.9%)	Shares/ Par	Market Value (000's)
Aerospace-Defense (0.5%)		
Boeing Capital Corporation, 6.10%, 3/1/11	$ 6,000,000	$ 5,832
Boeing Company, 8.75%, 9/15/31	650,000	786
Lockheed Martin Corporation, 8.20%, 12/1/09	7,450,000	8,383
Total		15,001
Auto Related (0.8%)		
General Motors Acceptance Corporation, 6.875%, 9/15/11	1,600,000	1,567
General Motors Acceptance Corporation, 7.25%, 3/2/11	12,750,000	12,802
Toyota Motor Credit Corporation, 5.65%, 1/15/07	9,750,000	9,840
Total		24,209
Bank Holding Companies (0.2%)		
Banco Montevideo, 8.40%, 4/30/08 144A	6,250,000	6,063
Total		6,063
Beverages, Malt Beverages (1.3%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,800,000	4,897
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	910,000	1,021
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	4,175,000	4,227
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	10,000,000	9,888
Coca-Cola Enterprises, Inc., 6.125%, 8/15/11	3,924,000	3,949
Coca-Cola Enterprises, Inc., 8.00%, 1/4/05	8,750,000	9,620
Fosters Finance Corporation, 6.875%, 6/15/11 144A	8,000,000	8,233
Total		41,835
Broad Woven Fabric Mills, Manmade (0.0%)		
††Polysindo International Finance, 11.375%, 6/15/06	6,500,000	780
Total		780
Commercial Banks (0.3%)		
Bank of America Corporation, 7.40%, 1/15/11	2,668,000	2,861
Wells Fargo Bank, 6.45%, 2/1/11	4,850,000	4,952
Total		7,813

Corporate Bonds (9.9%)	Shares/ Par	Market Value (000's)
Copper Ores (0.2%)		
Phelps Dodge Corp., 9.50%, 6/1/31	$ 5,000,000	$ 4,629
Total		4,629
Crude Petroleum & Natural Gas (0.3%)		
El Paso Energy Corporation, 7.80% 8/1/31	10,200,00	10.293
Total		10,293
Department Stores (0.3%)		
Target Corporation, 7.00%, 7/15/31	9,000,000	9,461
Total		9,461
Electric Services (1.0%)		
Atlantic City Electric, 6.625%, 8/1/13	4,000,000	3,869
Exelon Generation Co. LLC, 6.95%, 6/15/11 144A	6,787,000	6,882
Ohio Edison Company, 7.375%, 9/15/02	3,665,000	3,762
Public Service Electric & Gas Co., 6.875%, 1/1/03	9,000,000	9,273
South Carolina Electric & Gas, 6.125%, 3/1/09	3,000,000	3,005
Texas Utilities Electric Co., 7.875%, 3/1/23	4,000,000	4,087
Total		30,878
Foods (0.3%)		
Conagra Foods, Inc., 6.75%, 9/15/11	4,900,000	5,006
Sara Lee Corporation, 6.25%, 9/15/11	3,350,000	3,400
Total		8,406
Foreign Government Bonds (0.3%)		
Province of Quebec, 6.50%, 1/17/06	7,500,000	7,887
Total		7,887
Groceries, General Line (0.3%)		
Safeway, Inc., 6.50%, 3/1/11	10,000,000	10,196
Total		10,196
Metal Mining (0.1%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,500,000	2,531
Total		2,531

Corporate Bonds (9.9%)	Shares/ Par	Market Value (000's)
Motor Vehicle Parts/Accessories (0.4%)		
TRW, Inc., 7.125%, 6/1/09	$ 6,190,000	$ 6,108
TRW, Inc., 7.75%, 6/1/29	6,290,000	6,033
Total		12,141
Motors & Generators (0.2%)		
Emerson Electric Co., 5.75%, 11/1/11	5,115,000	4,956
Total		4,956
Office Machines (0.2%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	5,000,000	4,978
Total		4,978
Oil & Gas Exploration Services (0.2%)		
Consolidated Natural Gas, Inc., 6.25%, 11/1/11	5,000,000	4,893
Total		4,893
Oil & Gas Extraction (0.2%)		
Chevron Corporation, 6.625%, 10/1/04	4,750,000	5,055
Total		5,055
Oil & Gas Field Services (0.2%)		
Conoco Funding Company, 6.35%, 10/15/11	2,850,000	2,875
Conoco Funding Company, 7.25%, 10/15/31	3,000,000	3,167
Total		6,042
Pharmaceuticals (1.5%)		
American Home Products Corporation, 6.70%, 3/15/11	11,000,000	11,398
Bristol-Myers Squibb, 5.75%, 10/1/11	12,050,000	11,935
Eli Lilly & Co., 5.50%, 07/15/06	6,000,000	6,112
Johnson & Johnson, 6.625%, 9/1/09	2,800,000	2,972
Merck & Co., Inc. 5.95%, 12/1/28	5,750,000	5,419
Pfizer, Inc., 5.625%, 2/1/06	11,300,000	11,619
Total		49,455
Plastics Materials & Resins (0.3%)		
Dow Capital BV, 8.50%, 6/8/10	8,200,000	9,003
Total		9,003
Retail-Misc Shopping Goods Stores (0.1%)		
Wal-Mart Canada, 5.58%, 5/1/06 144A	2,000,000	2,067
Total		2,067

Corporate Bonds (9.9%)	Shares/ Par	Market Value (000's)
Tobacco Products (0.6%)		
Philip Morris Companies, Inc., 7.75%, 1/15/27	$ 16,800,000	$ 17,418
Total		17,418
Transportation Services (0.1%)		
United Parcel Service, 8.375%, 4/1/20	1,750,000	2,036
Total		2,036
Total Corporate Bonds (Cost: $297,404)		298,026

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies (27.0%)		
Aid-Israel, 0.00%, 11/15/22	11,600,000	2,991
Aid-Israel, 0.00%, 11/15/23	11,500,000	2,791
Fannie Mae Strip, 6.00%, 1/25/29 IO	36,961,445	10,187
Federal Home Loan Bank, 5.54%, 1/8/09	5,000,000	5,037
Federal Home Loan Mortgage Corporation, 6.50%, 4/1/11	8,422,412	8,662
Federal Home Loan Mortgage Corporation, 7.00%, 3/15/07	4,459,998	4,607
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	7,467,032	7,761
Federal National Mortgage Association, 1.75%, 2/11/02	1,000,000	998
Federal National Mortgage Association, 5.97%, 10/1/08	1,699,164	1,734
Federal National Mortgage Association, 6.00%, 10/25/28	32,000,000	9,540
Federal National Mortgage Association, 6.24%, 2/1/06	4,713,608	4,927
Federal National Mortgage Association, 6.265%, 10/1/08	5,535,780	5,729
Federal National Mortgage Association, 6.315%, 3/1/06	4,979,632	5,217
Federal National Mortgage Association, 6.34%, 2/1/08	4,011,116	4,169
Federal National Mortgage Association, 6.43%, 6/1/08	7,065,731	7,372
Federal National Mortgage Association, 6.50%, 9/25/05	3,452,356	3,514
Federal National Mortgage Association, 6.75%, 11/1/07	2,992,754	3,166
Federal National Mortgage Association, 6.75%, 4/25/18	4,920,745	5,107
Federal National Mortgage Association, 6.75%, 12/25/23	6,500,000	6,588
Federal National Mortgage Association, 6.835%, 7/1/03	2,845,960	2,886
Federal National Mortgage Association, 6.895%, 5/1/06	5,840,857	6,231

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Federal National Mortgage Association, 6.90%, 4/1/06	$ 2,355,657	$ 2,513
Federal National Mortgage Association, 7.00%, 6/1/03	1,257,635	1,293
Federal National Mortgage Association, 7.00%, 6/25/10	6,838,870	6,892
Federal National Mortgage Association, 7.00%, 4/1/26	9,176,814	9,409
Federal National Mortgage Association, 7.025%, 9/1/05	1,872,160	2,000
Federal National Mortgage Association, 7.12%, 11/1/03	951,405	995
Federal National Mortgage Association, 7.25%, 5/1/04	1,520,260	1,608
Federal National Mortgage Association, 8.40%, 2/25/09	10,847,662	11,244
Federal National Mortgage Association, 11.00%, 12/1/12	53,809	62
Federal National Mortgage Association, 11.00%, 9/1/17	446,766	514
Federal National Mortgage Association, 11.00%, 12/1/17	80,184	92
Federal National Mortgage Association, 11.00%, 2/1/18	189,291	218
Federal National Mortgage Association, 11.50%, 4/1/18	256,278	298
Federal National Mortgage Association, 12.00%, 9/1/12	469,797	547
Federal National Mortgage Association, 12.00%, 12/1/12	114,957	135
Federal National Mortgage Association, 12.00%, 9/1/17	146,476	172
Federal National Mortgage Association, 12.00%, 10/1/17	147,586	174
Federal National Mortgage Association, 12.00%, 12/1/17	119,274	140
Federal National Mortgage Association, 12.00%, 2/1/18	208,199	245
Federal National Mortgage Association, 12.50%, 4/1/18	128,191	152
Federal National Mortgage Association, 13.00%, 11/1/12	76,659	91
Federal National Mortgage Association, 13.00%, 11/1/17	96,551	116
Federal National Mortgage Association, 13.00%, 12/1/17	109,521	131
Federal National Mortgage Association, 13.00%, 2/1/18	208,139	249
Federal National Mortgage Association, 14.00%, 12/1/17	66,280	81
Government National Mortgage Association, 7.00%, 5/15/23	6,529,273	6,728
Government National Mortgage Association, 7.00%, 6/15/23	452,136	466
Government National Mortgage Association, 7.00%, 7/15/23	658,784	679

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 7.00%, 8/15/23	$ 7,288	$ 8
Government National Mortgage Association, 7.00%, 9/15/23	254,507	263
Government National Mortgage Association, 7.00%, 10/15/23	245,772	253
Government National Mortgage Association, 7.00%, 11/15/23	958,920	987
Government National Mortgage Association, 7.00%, 12/15/27	258,960	265
Government National Mortgage Association, 7.00%, 1/15/28	275,214	282
Government National Mortgage Association, 7.00%, 2/15/28	93,145	95
Government National Mortgage Association, 7.00%, 3/15/28	96,177	98
Government National Mortgage Association, 7.00%, 4/15/28	504,306	516
Government National Mortgage Association, 7.00%, 5/15/28	897,454	918
Government National Mortgage Association, 7.00%, 6/15/28	2,589,222	2,649
Government National Mortgage Association, 7.00%, 7/15/28	3,125,729	3,199
Government National Mortgage Association, 7.50%, 1/15/23	380,694	398
Government National Mortgage Association, 7.50%, 6/15/23	214,291	224
Government National Mortgage Association, 7.50%, 6/15/24	5,076	5
Government National Mortgage Association, 7.50%, 7/15/24	202,957	212
Government National Mortgage Association, 7.50%, 8/15/25	8,326	9
Government National Mortgage Association, 7.50%, 9/15/25	136,179	142
Government National Mortgage Association, 7.50%, 11/15/25	5,885	6
Government National Mortgage Association, 7.50%, 12/15/25	262,759	274
Government National Mortgage Association, 7.50%, 1/15/26	7,552	8
Government National Mortgage Association, 7.50%, 3/15/26	267,601	279
Government National Mortgage Association, 7.50%, 6/15/26	568,830	592
Government National Mortgage Association, 7.50%, 9/15/26	8,072	8
Government National Mortgage Association, 7.50%, 10/15/26	44,506	46
Government National Mortgage Association, 7.50%, 12/15/26	446,652	465
Government National Mortgage Association, 7.50%, 1/15/27	27,570	28
Government National Mortgage Association, 7.50%, 2/15/27	241,356	251

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 7.50%, 3/15/27	$ 21,806	$ 23
Government National Mortgage Association, 7.50%, 4/15/27	856,335	891
Government National Mortgage Association, 7.50%, 5/15/27	320,670	334
Government National Mortgage Association, 7.50%, 7/15/27	357,280	372
Government National Mortgage Association, 7.50%, 12/15/27	99,269	103
Government National Mortgage Association, 7.50%, 7/15/28	159,498	166
Government National Mortgage Association, 8.00%, 9/15/24	174,392	185
Government National Mortgage Association, 8.00%, 3/15/26	12,872	14
Government National Mortgage Association, 8.00%, 5/15/26	253,054	268
Government National Mortgage Association, 8.00%, 6/15/26	275,128	291
Government National Mortgage Association, 8.00%, 7/15/26	486,979	516
Government National Mortgage Association, 8.00%, 8/15/26	180,208	191
Government National Mortgage Association, 8.00%, 9/15/26	211,084	223
Government National Mortgage Association, 8.00%, 10/15/26	404,153	428
Government National Mortgage Association, 8.00%, 11/15/26	178,580	189
Government National Mortgage Association, 8.00%, 12/15/26	187,794	199
Government National Mortgage Association, 8.00%, 4/15/27	440,729	464
Government National Mortgage Association, 8.00%, 6/15/27	119,276	126
Government National Mortgage Association, 8.00%, 7/15/27	99,033	104
Government National Mortgage Association, 8.00%, 7/20/28	1,066,666	1,115
Government National Mortgage Association, 8.50%, 5/15/22	2,224	2
Government National Mortgage Association, 8.50%, 9/15/22	1,989	2
Government National Mortgage Association, 8.50%, 10/15/22	15,878	18
Government National Mortgage Association, 8.50%, 12/15/22	10,009	11
Government National Mortgage Association, 8.50%, 6/15/24	5,856	6
Government National Mortgage Association, 8.50%, 7/15/24	8,434	9

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 8.50%, 8/15/24	$ 23,409	$ 25
Government National Mortgage Association, 8.50%, 12/15/24	3,922	4
Government National Mortgage Association, 8.50%, 1/15/25	41,937	45
Government National Mortgage Association, 8.50%, 2/15/25	34,574	37
Government National Mortgage Association, 8.50%, 11/15/25	4,906	5
Government National Mortgage Association, 8.50%, 1/15/26	24,033	26
Government National Mortgage Association, 8.50%, 2/15/26	1,944	2
Government National Mortgage Association, 8.50%, 3/15/26	9,672	10
Government National Mortgage Association, 8.50%, 4/15/26	42,129	45
Government National Mortgage Association, 8.50%, 5/15/26	9,999	11
Government National Mortgage Association, 11.00%, 1/15/18	3,845,457	4,421
Housing & Urban Development, 6.17%, 8/1/14	14,981,000	15,043
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	2,883,079	2,969
US Treasury, 3.875%, 6/30/03	21,272,000	21,682
US Treasury, 4.00%, 4/30/03	15,000,000	15,326
US Treasury, 4.625%, 2/28/03	22,022,000	22,628
US Treasury, 4.625%, 5/15/06	6,186,000	6,272
US Treasury, 4.75%, 2/15/04	19,250,000	19,876
US Treasury, 5.25%, 5/15/04	29,700,000	30,967
US Treasury, 5.375%, 2/15/31	18,200,000	17,944
US Treasury, 5.625%, 12/31/02	2,300,000	2,381
US Treasury, 5.625%, 2/15/06	24,558,000	25,878
US Treasury, 6.00%, 7/31/02	4,000,000	4,099
US Treasury, 6.00%, 9/30/02	4,900,000	5,049
US Treasury, 6.00%, 8/15/04	25,000,000	26,535
US Treasury, 6.25%, 5/15/30	24,730,000	26,789
US Treasury, 6.50%, 2/28/02	55,000,000	55,417
US Treasury, 7.25%, 8/15/04	6,000,000	6,552
US Treasury Inflation Index Bond, 3.375%, 1/15/07	26,158,277	26,252
US Treasury Inflation Index Bond, 3.625%, 7/15/02	2,774,175	2,800
US Treasury Inflation Index Bond, 3.625%, 4/15/28	7,142,200	7,285
US Treasury Inflation Index Bond, 3.875%, 4/15/29	183,293,723	195,407
US Treasury Inflation Index Bond, 4.25%, 1/15/10	71,829,080	75,352

Government (Domestic and Foreign) and Agency Bonds (27.0%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
US Treasury Inflation Index Bond, 5.00%, 8/15/11	$ 14,877,000	$ 14,840
Vendee Mortgage Trust, Series 1998-3, Class E, 6.50%, 3/15/29	4,500,000	4,360
Total Government (Domestic and Foreign) and Agency Bonds (Cost: $776,867)		**811,522**

Mortgage/Asset Backed Securities (5.1%)	Shares/ Par	Market Value (000's)
Auto Related (0.2%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	884,445	917
Team Fleet Financing Corporation, Series 1996-1, Class A, 6.65%, 12/15/02 144A	4,916,667	4,948
Total		**5,865**
Boat Dealers (0.1%)		
BankBoston Marine Asset Backed Trust, Series 1997-2, Class A6, 6.64%, 8/15/10	2,932,624	2,954
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	695,679	720
Total		**3,674**
Commercial Banks (0.1%)		
Nationsbank Lease Pass Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	1,786,251	1,896
Total		**1,896**
Commercial Mortgages (3.2%)		
Asset Securitization Corporation, Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	10,562,009	151
Asset Securitization Corporation, Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	79,473,178	1,971
Asset Securitization Corporation, Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	21,460,129	1,566
Chase Commercial Mortgage Securities Corporation, Series 1997-2, Class A2, 6.60%, 11/19/07	8,500,000	8,839
Chase Commercial Mortgage Securities Corporation, Series 1997-2, Class B, 6.60%, 11/19/07	2,500,000	2,582

Mortgage/Asset Backed Securities (5.1%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Commercial Mortgage Acceptance Corporation, Series 1997-ML1, Class B, 6.644%, 12/15/07	$ 2,500,000	$ 2,556
Credit Suisse First Boston Mortgage Securities Corporation, Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	2,966,817	3,135
Credit Suisse First Boston Mortgage Securities Corporation, Series 1997-C1, Class B, 7.28%, 6/20/07 144A	3,250,000	3,442
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	6,500,000	6,776
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	5,700,000	5,625
DLJ Commercial Mortgage Corporation, Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	242,663,913	7,988
DLJ Mortgage Acceptance Corporation, Series 1997-CF2, Class S, 0.352%, 10/15/17 IO, 144A	17,593,572	352
Midland Realty Acceptance Corporation, Series 1996-C2, Class AEC, 1.353%, 1/25/29 IO, 144A	23,316,670	1,275
Morgan Stanley Capital, Series 1998-WF2, Class A2, 6.54%, 5/15/08	15,000,000	15,581
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.288%, 3/20/07	19,000,000	20,236
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.993%, 3/17/28	15,000,000	15,484
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.471%, 1/15/19 144A	1,800,000	840
Total		**98,399**
Credit Card Asset Backed (0.5%)		
Citibank Credit Card Master Trust I, Series 1997-6, Class A, 0.00%, 8/15/06	17,000,000	15,246
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	3,239,752	486
Total		**15,732**

Mortgage/Asset Backed Securities (5.1%)	Shares/ Par	Market Value (000's)
Franchise Loan Receivables (0.3%)		
Enterprise Mortgage Acceptance Company, Series 1998-1, Class A2, 6.38%, 4/15/07 144A	$ 6,000,000	$ 5,630
Enterprise Mortgage Acceptance Company, Series 1998-1, Class IO, 1.37%, 1/15/23 IO, 144A	35,366,855	1,500
FMAC Loan Receivables Trust, Series 1998-A, Class A1, 6.20%, 9/15/20 144A	664,040	661
Global Franchise Trust, Series 1998-1, Class A1, 6.349%, 4/10/04 144A	1,255,199	1,263
Total		9,054
Health Services (0.1%)		
Health Care Receivables, 6.25%, 2/1/03 144A	3,000,000	3,024
Total		3,024
Home Equity Loan (0.1%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,500,000	2,614
Total		2,614
Motorcycle Dealers (0.0%)		
Harley-Davidson Eaglemark Motorcycle Trust, Series 1998-2, Class A2, 5.87%, 4/15/04	856,068	869
Total		869
Residential Mortgages (0.1%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	4,493,162	786
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	5,572,409	836
Total		1,622
Retail-Retail Stores (0.4%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.396%, 1/20/17	10,469,419	11,626
Total		11,626
Total Mortgage/Asset Backed Securities (Cost: $162,250)		154,375

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary (6.5%)		
American Greetings Corporation — Class A	8,100	$ 112
*AOL Time Warner, Inc.	564,200	18,110
*AutoZone, Inc.	14,275	1,025
*Bed Bath & Beyond, Inc.	36,800	1,248
*Best Buy Co., Inc.	26,700	1,989
*Big Lots, Inc.	14,400	150
The Black & Decker Corporation	10,300	389
Brunswick Corporation	11,200	244
Carnival Corporation	74,473	2,091
*Cendant Corporation	123,273	2,417
Centex Corporation	7,600	434
Circuit City Stores, Inc.	26,500	688
*Clear Channel Communications, Inc.	74,850	3,811
The Coca-Cola Company	316,700	14,931
Coca-Cola Enterprises, Inc.	56,700	1,074
*Comcast Corporation — Class A	120,300	4,331
Cooper Tire & Rubber Company	9,200	147
*Costco Wholesale Corporation	57,352	2,545
Dana Corporation	18,815	261
Darden Restaurants, Inc.	15,033	532
Delphi Automotive Systems Corporation	71,269	974
Dillard's, Inc. — Class A	10,836	173
Dollar General Corporation	42,065	627
Dow Jones & Company, Inc.	10,980	601
Eastman Kodak Company	36,917	1,086
Family Dollar Stores, Inc.	21,900	657
*Federated Department Stores, Inc.	25,212	1,031
Ford Motor Company	233,007	3,663
Fortune Brands, Inc.	19,433	769
Gannett Co., Inc.	33,650	2,262
The Gap, Inc.	109,425	1,525
General Motors Corporation	69,825	3,393
The Goodyear Tire & Rubber Company	20,200	481
Harley-Davidson, Inc.	38,475	2,090
*Harrah's Entertainment, Inc.	14,950	553
Hasbro, Inc.	21,975	357
Hilton Hotels Corporation	46,950	513
The Home Depot, Inc.	297,197	15,159
*International Game Technology	9,400	642
The Interpublic Group of Companies, Inc.	47,800	1,412
J. C. Penney Company, Inc.	33,525	902
Johnson Controls, Inc.	11,100	896
*Jones Apparel Group, Inc.	15,400	511
KB Home	5,600	225
*Kmart Corporation	62,400	341
Knight-Ridder, Inc.	9,350	607
*Kohl's Corporation	42,433	2,989
Leggett & Platt Incorporated	24,967	574
The Limited, Inc.	54,313	799
Liz Claiborne, Inc.	6,700	333

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Consumer Discretionary continued		
Lowe's Companies, Inc.	97,950	$ 4,546
Marriott International, Inc. — Class A	31,000	1,260
Mattel, Inc.	54,860	944
The May Department Stores Company	38,100	1,409
Maytag Corporation	9,667	300
McDonald's Corporation	164,671	4,359
The McGraw-Hill Companies, Inc.	24,840	1,515
Meredith Corporation	6,300	225
The New York Times Company — Class A	20,292	878
Newell Rubbermaid, Inc.	33,911	935
NIKE, Inc. — Class B	34,500	1,940
Nordstrom, Inc.	17,033	345
*Office Depot, Inc.	37,843	702
Omnicom Group, Inc.	23,600	2,109
The Pepsi Bottling Group, Inc.	36,600	860
Pulte Corporation	7,500	335
RadioShack Corporation	23,567	709
*Reebok International, Ltd.	7,500	199
Sears, Roebuck & Co.	41,850	1,994
The Sherwin-Williams Company	19,960	549
Snap-On Incorporated	7,317	246
The Stanley Works	10,850	505
*Staples, Inc.	58,150	1,087
*Starbucks Corporation	48,450	923
Starwood Hotels & Resorts Worldwide, Inc.	25,300	755
Target Corporation	114,443	4,698
Tiffany & Co.	18,633	586
The TJX Companies, Inc.	35,750	1,425
*TMP Worldwide, Inc.	13,533	581
*Toys "R" Us, Inc.	25,150	522
Tribune Company	38,031	1,424
*Tricon Global Restaurants, Inc.	18,740	922
TRW, Inc.	15,900	589
Tupperware Corporation	7,400	142
*Univision Communications, Inc. — Class A	26,500	1,072
V. F. Corporation	14,243	556
*Viacom, Inc. — Class B	226,661	10,007
Visteon Corporation	16,712	251
Wal-Mart Stores, Inc.	569,333	32,764
The Walt Disney Company	266,133	5,514
Wendy's International, Inc.	14,450	422
Whirlpool Corporation	8,450	620
Total		194,398
Consumer Staples (3.1%)		
Adolph Coors Company — Class B	4,700	251
Alberto-Culver Company — Class B	7,200	322
Albertson's, Inc.	51,595	1,625

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Consumer Staples continued		
Anheuser-Busch Companies, Inc.	114,319	$ 5,168
Archer-Daniels-Midland Company	84,475	1,212
Avon Products, Inc.	30,175	1,403
Brown-Forman Corporation — Class B	8,700	545
Campbell Soup Company	51,954	1,552
The Clorox Company	30,150	1,192
Colgate-Palmolive Company	71,454	4,126
ConAgra Foods, Inc.	68,433	1,627
CVS Corporation	50,133	1,484
General Mills, Inc.	46,333	2,410
The Gillette Company	134,265	4,484
H.J. Heinz Company	44,383	1,825
Hershey Foods Corporation	17,450	1,181
Kellogg Company	51,643	1,554
Kimberly-Clark Corporation	67,797	4,054
*The Kroger Co.	103,273	2,155
PepsiCo, Inc.	225,100	10,960
Philip Morris Companies, Inc.	280,104	12,844
The Procter & Gamble Company	164,873	13,047
*Safeway, Inc.	64,400	2,689
Sara Lee Corporation	100,184	2,227
SUPERVALU, Inc.	16,850	373
SYSCO Corporation	85,650	2,246
Unilever NV, ADR	72,827	4,196
UST, Inc.	20,833	729
Walgreen Co.	129,654	4,364
Winn-Dixie Stores, Inc.	17,850	254
Wm. Wrigley Jr. Company	28,733	1,476
Total		93,575
Energy (2.9%)		
Amerada Hess Corporation	11,400	713
Anadarko Petroleum Corporation	31,877	1,812
Apache Corporation	17,600	878
Ashland, Inc.	8,900	410
Baker Hughes Incorporated	42,740	1,559
Burlington Resources, Inc.	26,886	1,009
ChevronTexaco Corporation	135,684	12,159
Conoco, Inc.	79,575	2,252
Devon Energy Corporation	16,500	638
Dynegy, Inc. — Class A	41,500	1,058
EOG Resources, Inc.	14,740	576
Exxon Mobil Corporation	878,571	34,528
Halliburton Company	54,685	716
Kerr-McGee Corporation	12,757	699
*Nabors Industries, Inc.	18,750	644
*Noble Drilling Corporation	17,050	580
Occidental Petroleum Corporation	47,180	1,252
Phillips Petroleum Company	48,273	2,909
*Rowan Companies, Inc.	12,050	233
Royal Dutch Petroleum Company, ADR	273,031	13,384
Schlumberger Limited	73,033	4,013

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Energy continued		
Sunoco, Inc.	10,650	$ 398
Transocean Sedco Forex, Inc.	40,454	1,368
Unocal Corporation	31,033	1,119
USX-Marathon Group	39,291	1,179
Total		86,086
Financials (7.7%)		
AFLAC Incorporated	66,950	1,644
The Allstate Corporation	92,269	3,109
Ambac Financial Group, Inc.	13,500	781
American Express Company	168,500	6,014
American International Group, Inc.	333,590	26,487
AmSouth Bancorporation	47,145	891
Aon Corporation	33,375	1,185
Bank of America Corporation	204,120	12,849
The Bank of New York Company, Inc.	93,620	3,820
Bank One Corporation	148,345	5,793
BB&T Corporation	55,800	2,015
The Bear Stearns Companies, Inc.	11,945	700
Capital One Financial Corporation	26,500	1,430
The Charles Schwab Corporation	176,486	2,730
Charter One Financial, Inc.	27,654	751
The Chubb Corporation	22,350	1,542
Cincinnati Financial Corporation	20,480	781
Citigroup, Inc.	640,374	32,327
Comerica Incorporated	22,700	1,301
Conseco, Inc.	42,970	192
Countrywide Credit Industries, Inc.	15,100	619
Fannie Mae	127,329	10,123
Fifth Third Bancorp	73,243	4,510
FleetBoston Financial Corporation	137,928	5,034
Franklin Resources, Inc.	33,650	1,187
Freddie Mac	88,214	5,769
Golden West Financial Corporation	20,250	1,192
The Hartford Financial Services Group, Inc.	30,150	1,894
Household International, Inc.	59,025	3,420
Huntington Bancshares Incorporated	32,000	550
J.P. Morgan Chase & Co.	252,762	9,188
Jefferson-Pilot Corporation	19,353	895
John Hancock Financial Services, Inc.	39,200	1,619
KeyCorp	54,025	1,315
Lehman Brothers Holdings, Inc.	31,356	2,095
Lincoln National Corporation	23,960	1,164
Loews Corporation	25,133	1,392
Marsh & McLennan Companies, Inc.	35,040	3,765

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Financials continued		
MBIA, Inc.	18,850	$ 1,011
MBNA Corporation	108,497	3,819
Mellon Financial Corporation	60,809	2,288
Merrill Lynch & Co., Inc.	106,900	5,572
MetLife, Inc.	95,515	3,026
MGIC Investment Corporation	13,600	839
Moody's Corporation	20,100	801
Morgan Stanley Dean Witter & Co.	141,731	7,928
National City Corporation	76,479	2,236
Northern Trust Corporation	28,350	1,707
The PNC Financial Services Group, Inc.	36,800	2,068
The Progressive Corporation	9,400	1,403
Providian Financial Corporation	36,343	129
Regions Financial Corporation	28,990	871
SAFECO Corporation	16,250	506
SouthTrust Corporation	43,333	1,069
The St. Paul Companies, Inc.	27,320	1,201
State Street Corporation	41,400	2,163
Stilwell Financial, Inc.	27,971	761
SunTrust Banks, Inc.	37,167	2,330
Synovus Financial Corp.	36,950	926
T. Rowe Price Group, Inc.	15,700	545
Torchmark Corporation	15,950	627
U.S. Bancorp	242,609	5,078
Union Planters Corporation	17,475	789
UnumProvident Corporation	30,706	814
USA Education, Inc.	20,786	1,746
Wachovia Corporation	178,557	5,600
Washington Mutual, Inc.	111,738	3,654
Wells Fargo & Company	218,585	9,498
XL Capital, Ltd. — Class A	17,000	1,553
Zions Bancorporation	11,700	615
Total		235,246
Health Care (6.4%)		
Abbott Laboratories	197,225	10,995
Aetna, Inc.	18,179	600
Allergan, Inc.	16,733	1,256
American Home Products Corporation	167,371	10,270
*AmerisourceBergen Corporation	13,100	833
*Amgen, Inc.	132,875	7,499
Applera Corporation — Applied Biosystems Group	26,867	1,055
Bausch & Lomb Incorporated	6,800	256
Baxter International, Inc.	75,400	4,044
Becton, Dickinson and Company	32,850	1,089
*Biogen, Inc.	18,900	1,084
Biomet, Inc.	34,155	1,055
*Boston Scientific Corporation	51,090	1,232
Bristol-Myers Squibb Company	247,444	12,620
C. R. Bard, Inc.	6,450	416
Cardinal Health, Inc.	56,750	3,669
*Chiron Corporation	24,178	1,060

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Health Care continued		
CIGNA Corporation	19,071	$ 1,767
Eli Lilly and Company	143,066	11,236
*Forest Laboratories, Inc.	22,467	1,841
*Genzyme Corporation	26,400	1,580
*Guidant Corporation	39,112	1,948
HCA, Inc.	68,415	2,637
*Health Management Associates, Inc.	31,200	574
*Healthsouth Corporation	49,600	735
*Humana, Inc.	21,600	255
*Immunex Corporation	68,000	1,884
Johnson & Johnson	385,623	22,790
*King Pharmaceuticals, Inc.	30,966	1,305
*Manor Care, Inc.	13,100	311
McKesson HBOC, Inc.	36,293	1,357
*MedImmune, Inc.	27,100	1,256
Medtronic, Inc.	153,900	7,881
Merck & Co., Inc.	292,000	17,170
Pfizer, Inc.	803,890	32,036
Pharmacia Corporation	165,621	7,064
*Quintiles Transnational Corp.	14,800	238
Schering-Plough Corporation	186,350	6,673
*St. Jude Medical, Inc.	10,950	850
Stryker Corporation	24,950	1,456
*Tenet Healthcare Corporation	41,300	2,425
UnitedHealth Group Incorporated	40,414	2,860
*Watson Pharmaceuticals, Inc.	13,500	424
*Wellpoint Health Networks, Inc. — Class A	8,100	946
Zimmer Holdings, Inc.	24,773	757
Total		191,289
Industrials (4.9%)		
*Allied Waste Industries, Inc.	25,150	354
*American Power Conversion Corporation	24,850	359
*AMR Corporation	19,600	435
Automatic Data Processing, Inc.	79,500	4,683
Avery Dennison Corporation	14,050	794
The Boeing Company	111,118	4,309
Burlington Northern Santa Fe Corporation	49,908	1,424
Caterpillar, Inc.	43,712	2,284
Cintas Corporation	21,567	1,044
*Concord EFS, Inc.	61,300	2,009
*Convergys Corporation	21,750	815
Cooper Industries, Inc.	12,000	419
Crane Co.	7,625	196
CSX Corporation	27,150	952
Cummins, Inc.	5,200	200
Danaher Corporation	18,100	1,092
Deere & Company	29,940	1,307
Delta Air Lines, Inc.	15,633	457
Deluxe Corporation	9,012	375

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Industrials continued		
Dover Corporation	25,933	$ 961
Eaton Corporation	8,800	655
Emerson Electric Co.	54,525	3,113
Equifax, Inc.	18,200	440
*FedEx Corporation	39,140	2,031
First Data Corporation	49,911	3,916
*Fiserv, Inc.	23,725	1,004
Fluor Corporation	10,100	378
General Dynamics Corporation	25,600	2,039
General Electric Company	1,264,898	50,696
Genuine Parts Company	21,875	803
Goodrich Corporation	13,200	351
H&R Block, Inc.	23,250	1,039
Honeywell International, Inc.	103,050	3,485
Illinois Tool Works, Inc.	38,700	2,621
IMS Health Incorporated	37,533	732
Ingersoll-Rand Company	21,470	898
ITT Industries, Inc.	11,200	566
Lockheed Martin Corporation	55,322	2,582
Masco Corporation	58,600	1,436
McDermott International, Inc.	7,800	96
Minnesota Mining and Manufacturing Company	50,412	5,959
Molex Incorporated	24,875	770
Navistar International Corporation	7,520	297
Norfolk Southern Corporation	48,943	897
Northrop Grumman Corporation	14,000	1,411
PACCAR, Inc.	9,790	642
Pall Corporation	15,616	376
Parker-Hannifin Corporation	14,900	684
Paychex, Inc.	47,540	1,666
Pitney Bowes, Inc.	31,427	1,182
*Power-One, Inc.	10,000	104
R. R. Donnelley & Sons Company	14,933	443
Raytheon Company	49,000	1,591
*Robert Half International, Inc.	22,360	597
Rockwell Collins, Inc.	23,250	453
Rockwell International Corporation	23,250	415
Ryder System, Inc.	7,700	171
Sabre Holdings Corporation — Class A	16,909	716
Southwest Airlines Co.	96,995	1,792
Textron, Inc.	17,950	744
Thomas & Betts Corporation	7,400	157
Tyco International, Ltd.	246,583	14,524
Union Pacific Corporation	31,540	1,798
United Technologies Corporation	59,933	3,873
*US Airways Group, Inc.	8,500	54
W.W. Grainger, Inc.	12,100	581
Waste Management, Inc.	79,697	2,543
Total		147,790

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Information Technology (7.8%)		
*ADC Telecommunications, Inc.	99,550	$ 458
Adobe Systems Incorporated	30,475	946
*Advanced Micro Devices, Inc.	43,800	695
*Agilent Technologies, Inc.	58,188	1,659
*Altera Corporation	49,265	1,045
*Analog Devices, Inc.	45,843	2,035
*Andrew Corporation	10,362	227
*Apple Computer, Inc.	44,400	972
*Applied Materials, Inc.	103,550	4,152
*Applied Micro Circuits Corporation	38,300	434
Autodesk, Inc.	6,833	255
*Avaya, Inc.	36,112	439
*BMC Software, Inc.	31,040	508
*Broadcom Corporation — Class A	33,100	1,356
*CIENA Corporation	41,700	597
*Cisco Systems, Inc.	931,967	16,878
*Citrix Systems, Inc.	23,480	532
Compaq Computer Corporation	215,122	2,100
Computer Associates International, Inc.	73,432	2,533
*Computer Sciences Corporation	21,450	1,051
*Compuware Corporation	46,843	552
*Comverse Technology, Inc.	23,600	528
*Conexant Systems, Inc.	31,500	452
Corning Incorporated	118,400	1,056
*Dell Computer Corporation	331,167	9,001
Electronic Data Systems Corporation	59,600	4,086
*EMC Corporation	280,986	3,776
*Gateway, Inc.	41,150	331
Hewlett-Packard Company	247,440	5,082
Intel Corporation	856,343	26,932
International Business Machines Corporation	221,210	26,758
*Intuit, Inc.	26,600	1,137
*Jabil Circuit, Inc.	24,333	553
*JDS Uniphase Corporation	167,600	1,463
*KLA-Tencor Corporation	23,600	1,170
*Lexmark International Group, Inc. — Class A	16,300	962
Linear Technology Corporation	40,450	1,579
*LSI Logic Corporation	46,000	726
Lucent Technologies, Inc.	433,662	2,728
*Maxim Integrated Products, Inc.	41,800	2,195
*Mercury Interactive Corporation	10,500	357
*Micron Technology, Inc.	75,950	2,354
*Microsoft Corporation	685,400	45,421
Millipore Corporation	6,000	364
Motorola, Inc.	279,619	4,200
*National Semiconductor Corporation	22,043	679
*NCR Corporation	12,300	453
*Network Appliance, Inc.	41,500	908
Nortel Networks Corporation	405,740	3,043

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Information Technology continued		
*Novell, Inc.	45,800	$ 210
*Novellus Systems, Inc.	18,100	714
*Nvidia Corporation	17,800	1,191
*Oracle Corporation	714,850	9,872
*Palm, Inc.	72,212	280
*Parametric Technology Corporation	33,620	263
*PeopleSoft, Inc.	37,400	1,503
PerkinElmer, Inc.	15,600	546
*PMC-Sierra, Inc.	20,900	444
*QLogic Corporation	11,750	523
*QUALCOMM, Inc.	96,433	4,870
*Sanmina-SCI Corporation	66,200	1,317
*Sapient Corporation	15,700	121
Scientific-Atlanta, Inc.	20,700	496
*Siebel Systems, Inc.	57,700	1,614
*Solectron Corporation	102,500	1,156
*Sun Microsystems, Inc.	414,754	5,118
Symbol Technologies, Inc.	28,850	458
Tektronix, Inc.	11,940	308
*Tellabs, Inc.	52,108	783
*Teradyne, Inc.	22,150	668
Texas Instruments Incorporated	221,075	6,190
*Thermo Electron Corporation	23,100	551
*Unisys Corporation	40,350	506
*VERITAS Software Corporation	50,601	2,268
*Vitesse Semiconductor Corporation	23,320	291
Xerox Corporation	88,400	921
*Xilinx, Inc.	42,400	1,656
*Yahoo!, Inc.	72,200	1,281
Total		233,837
Materials (1.2%)		
Air Products and Chemicals, Inc.	29,033	1,362
Alcan, Inc.	40,650	1,461
Alcoa, Inc.	109,943	3,909
Allegheny Technologies Incorporated	10,231	171
Ball Corporation	3,467	245
Barrick Gold Corporation	68,177	1,087
Bemis Company, Inc.	6,750	332
Boise Cascade Corporation	7,300	248
The Dow Chemical Company	114,324	3,863
E. I. du Pont de Nemours and Company	132,745	5,644
Eastman Chemical Company	9,775	381
Ecolab, Inc.	16,200	652
Engelhard Corporation	16,700	462
*FMC Corporation	4,000	238
*Freeport-McMoRan Copper & Gold, Inc. — Class B	18,319	245
Georgia-Pacific Corporation	28,758	794
Great Lakes Chemical Corporation	6,400	155
Hercules Incorporated	13,800	138

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Materials continued		
*Inco Limited	23,150	$ 392
International Flavors & Fragrances, Inc.	12,175	362
International Paper Company	61,524	2,482
Louisiana-Pacific Corporation	13,300	112
The Mead Corporation	12,650	391
Newmont Mining Corporation	24,930	476
Nucor Corporation	9,867	523
*Pactiv Corporation	20,200	359
Phelps Dodge Corporation	10,010	324
Placer Dome, Inc.	41,750	455
PPG Industries, Inc.	21,433	1,109
Praxair, Inc.	20,500	1,133
Rohm and Haas Company	28,034	971
*Sealed Air Corporation	10,636	434
Sigma-Aldrich Corporation	9,600	378
Temple-Inland, Inc.	6,300	357
USX-U. S. Steel Group	11,350	206
Vulcan Materials Company	12,900	618
Westvaco Corporation	12,850	366
Weyerhaeuser Company	27,420	1,483
Willamette Industries, Inc.	14,200	740
Worthington Industries, Inc.	10,850	154
Total		**35,212**
Real Estate Investment Trusts (0.1%)		
Equity Office Properties Trust	51,600	1,553
Equity Residential Properties Trust	33,800	970
Total		**2,523**
Telecommunication Services (2.4%)		
ALLTEL Corporation	39,843	2,460
AT&T Corp.	439,370	7,970
*AT&T Wireless Services, Inc.	322,216	4,630
BellSouth Corporation	238,635	9,104
CenturyTel, Inc.	18,000	590
*Citizens Communications Company	36,300	387
*Nextel Communications, Inc. — Class A	97,433	1,068
*Qwest Communications International, Inc.	211,520	2,989
SBC Communications, Inc.	428,833	16,798
Sprint Corporation	112,891	2,267
*Sprint Corporation (PCS Group)	119,340	2,913
Verizon Communications, Inc.	344,438	16,347
*WorldCom, Inc. — WorldCom Group	367,714	5,177
Total		**72,700**
Utilities (1.3%)		
The AES Corporation	67,775	1,108
Allegheny Energy, Inc.	15,900	576
Ameren Corporation	17,433	737

Common Stock (44.3%)	Shares/ Par	Market Value (000's)
Utilities continued		
American Electric Power Company, Inc.	41,020	$ 1,786
Calpine Corporation	38,040	639
Cinergy Corp.	20,238	677
CMS Energy Corporation	16,800	404
Consolidated Edison, Inc.	27,025	1,091
Constellation Energy Group, Inc.	20,900	555
Dominion Resources, Inc.	33,325	2,003
DTE Energy Company	20,950	879
Duke Energy Corporation	98,342	3,860
Edison International	41,480	626
El Paso Corporation	64,817	2,890
Entergy Corporation	28,091	1,099
Exelon Corporation	40,862	1,956
FirstEnergy Corp.	37,874	1,325
FPL Group, Inc.	22,443	1,266
KeySpan Corporation	17,500	606
Kinder Morgan, Inc.	14,533	809
Mirant Corporation	43,184	692
Niagara Mohawk Holdings, Inc.	20,400	362
Nicor, Inc.	5,750	239
NiSource, Inc.	26,284	606
Peoples Energy Corporation	4,500	171
PG&E Corporation	49,275	948
Pinnacle West Capital Corporation	10,800	452
PPL Corporation	18,633	649
Progress Energy, Inc.	27,679	1,246
Public Service Enterprise Group Incorporated	26,440	1,116
Reliant Energy, Inc.	37,926	1,006
Sempra Energy	26,259	645
The Southern Company	87,200	2,211
TECO Energy, Inc.	17,300	454
TXU Corp.	32,715	1,543
The Williams Companies, Inc.	65,500	1,672
Xcel Energy, Inc.	43,670	1,211
Total		**40,115**
Total Common Stock (Cost: $731,035)		**1,332,771**
Money Market Investments (13.2%)		
Federal Government & Agencies (0.8%)		
#Federal National Mortgage Association, 1.73%, 2/15/02	$ 22,500,000	$ 22,451
#Federal National Mortgage Association, 1.85%, 1/3/02	1,000,000	1,000
Total		**23,451**
Finance Lessors (4.6%)		
#Goldman Sachs Group, Inc., 1.75%, 2/13/02	46,200,000	46,104
#Preferred Receivable Funding, 1.89%, 1/15/02	31,000,000	30,977

Money Market Investments (13.2%)	Shares/ Par	Market Value (000's)
Finance Lessors continued		
#Preferred Receivable Funding, 2.04%, 1/9/02	$ 27,600,000	$ 27,587
#Tyco Capital Corp., 2.08%, 1/18/02	33,800,000	33,768
Total		**138,436**
Miscellaneous Business Credit Institutions (1.0%)		
#Delaware Funding Corp., 2.16%, 1/28/02	30,216,000	30,167
Total		**30,167**
Personal Credit Institutions (2.5%)		
#Cxc Incorporated, 2.31%, 1/23/02	25,200,000	25,164
#Household Finance Corp., 1.80%, 2/8/02	50,000,000	49,905
Total		**75,069**
Pharmaceutical Preparations (2.9%)		
#American Home Products, 2.15%, 2/15/02	24,100,000	24,035
American Home Products, 2.17%, 3/8/02	23,000,000	22,931
Pfizer, Inc., 1.87%, 2/4/02	41,200,000	41,128
Total		**88,094**
Short Term Business Credit (1.4%)		
Transamerica Financial Corporation, 1.85%, 2/11/02	43,600,000	43,508
Total		**43,508**
Total Money Market Investments (Cost: $398,702)		**398,725**
Total Investments (99.5%) (Cost $2,366,258)^		**2,995,419**
Other Assets, Less Liabilities (0.5%)		**15,718**
Total Net Assets (100.0%)		**$3,011,137**

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $2,383,013 and the net unrealized appreciation of investments based on that cost was $612,406 which is comprised of $739,190 aggregate gross unrealized appreciation and $126,784 aggregate gross unrealized depreciation.

ADR — American Depository Receipt

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

* Non-Income Producing

†† Defaulted Security

\# All or a portion of the securities have been committed as collateral for open futures positions. Information regarding open futures contracts as of period end is summarized below:

Issuer (000's)	Number of Contracts	Expiration Date	Unrealized Appreciation/ (Depreciation) (000's)
S&P 500 Index Futures (Total Notional Value at 12/31/01 $285,064)	996	3/02	$1,087

The Accompanying Notes are an Integral Part of the Financial Statements

High Yield Bond Portfolio

Objective:
High current income and capital appreciation with moderate risk

Portfolio Strategy:
Generate superior performance by investing in a diversified mix of fixed income securities rated below investment grade.

Net Assets:
$147.67 million

Investing in a portfolio of high yield bonds provides investors who can accept a moderate level of risk with a high level of current income, coupled with the opportunity for capital gains. Holdings of particular interest include investments in entities that have the possibility of a positive event, such as a significant improvement in credit rating or earnings or a change in ownership. In a high yield portfolio, some credit losses over time are inevitable; high coupons and diversification across many holdings mitigate the impact of individual securities on the performance of the total Portfolio.

The Portfolio performed significantly better than its benchmark, the Lehman Brothers High Yield Intermediate Market Index, during 2001, a year in which bonds substantially outperformed stocks. This strong performance at a time of economic uncertainty and weak equity markets provides a reminder that high yield bonds are a medium-risk asset class that can provide valuable balance and diversification to investors whose holdings are concentrated in equities.

The Portfolio had a total return of 5.03% during 2001, despite a weak economy and volatile financial markets. As the economy moved into recession, fundamental credit conditions in the high yield market turned negative. Corporate earnings and cash flows were generally weak. Rating agency downgrades rose sharply. Defaults reached near-record levels and post-default recoveries were well below historical averages. At times, liquidity conditions in the high yield market were poor and price volatility increased sharply.

The Portfolio was managed with a defensive investment posture during 2001, in an effort to preserve capital and minimize credit losses. The Portfolio maintained an above average weight in the upper-tier double-B quality sector. Credit selection was a major driver of return performance. Stronger and better-capitalized companies within the high yield category were emphasized. Company financial results were closely monitored throughout the year, and holdings in companies experiencing serious earnings or liquidity problems were reduced or eliminated.

Stable industry sectors such as cable TV, utilities, gaming and finance were emphasized. Holdings in economically sensitive industry sectors such as steel, chemicals, paper, aerospace and automotive were minimized. While the Portfolio had holdings in the telecommunications industry, most of its exposure was in the wireless segment, which performed better than the wireline segment. The Portfolio benefited from strong relative performance in the broadcasting, transportation, finance and gaming sectors, as well as the cellular telephone segment of telecommunications.

Percentage Holdings by Industry Sector 12/31/01



Short-Term Investments & Other Net Assets 8%
Utilities 11%
Transport Services 6%
Technology 24%
Real Estate 2%
7% Basic Materials/ Capital Goods
17% Consumer Cyclical
11% Consumer Staples
5% Energy
9% Finance

Relative Performance



$20,000
18,000
16,000
14,000
12,000
10,000
5/94 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
High Yield Bond Portfolio
Lehman Brothers High Yield Intermediate Market Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	Since Inception#
High Yield Bond Portfolio	5.03%	2.56%	6.62%
Lehman Brothers High Yield Intermediate Market Index	3.78%	2.52%	5.61%

#Inception date of 05/03/94

The total return performance for the High Yield Bond Portfolio is shown in comparison with the Lehman Brothers High Yield Intermediate Market Index. The Lehman Brothers index is an appropriate measure of portfolio performance since it has a quality and maturity profile that resembles the High Yield Bond Portfolio.

The Lehman Brothers High Yield Intermediate Market Index is made up of dollar-denominated, nonconvertible, SEC publicly registered fixed rate noninvestment grade issues. The bonds will have remaining maturities of between one and ten years and have an outstanding par value of at least $100 million. Yankee and global bonds (SEC registered) of issuers in G-7 countries are included. Original issue zero coupon bonds and step-up coupon structures are also included; however, the index excludes pay-in-kind (PIK) bonds. Each bond must be rated Ba1 or lower by Moody's Investor Service. If a Moody's rating is unavailable, the bonds must be rated BB+ or lower by Standard & Poor's, or by Fitch if an S&P rating is unavailable. A few unrated bonds are included in the index; to be eligible they must have previously held a high yield rating or have been associated with a high yield issuer. The index is an unmanaged market value weighted index and measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 5/3/94 (commencement of operations). Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Basic Materials (3.1%)		
Metals & Mining (1.9%)		
Great Central Mines, Ltd., 8.875%, 4/1/08	$2,750,000	$ 2,709
Total		2,709
Paper (1.2%)		
Appleton Papers, Inc., 12.50%, 12/15/08 144A	1,875,000	1,800
Total		1,800
Total Basic Materials		4,509
Capital Goods (3.6%)		
Building-Forest Products (0.7%)		
Potlatch Corporation, 10.00%, 7/15/11 144A	1,000,000	1,040
Total		1,040
Building & Construction (2.9%)		
Encompass Services Corp, 10.50%, 5/4/12 144A	2,150,000	1,398
Integrated Electrical Services, Inc., 9.375%, 2/1/09	1,500,000	1,328
United Rentals, Inc., 10.75%, 4/15/08	1,500,000	1,612
Total		4,338
Total Capital Goods		5,378
Consumer Cyclical (16.5%)		
Apparel, Textile (1.6%)		
Guess ?, Inc., 9.50%, 8/15/03	1,500,000	1,397
Tommy Hilfiger USA, Inc., 6.50%, 6/1/03	765,000	779
Tommy Hilfiger USA, Inc., 6.85%, 6/1/08	150,000	143
Total		2,319
Auto & Trucks (0.9%)		
Avis Group Holdings, Inc., 11.00%, 5/1/09	1,250,000	1,325
Total		1,325
Home Construction (1.0%)		
K Hovanian Enterprises, 10.50%, 10/1/07	750,000	784
Schuler Homes, 9.375%, 7/15/09 144A	725,000	750
Total		1,534

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Household Appliances (1.7%)		
Rent-A-Center, Inc., 11.00%, 8/15/08	$1,125,000	$ 1,142
Salton Inc., 12.25%, 4/15/08	1,300,000	1,300
Total		2,442
Leisure Related (0.7%)		
Bally Total Fitness Holdings, Series D, 9.875%, 10/15/07	1,000,000	1,020
Total		1,020
Lodging / Resorts (3.0%)		
Extended Stay America, 8.75%, 6/15/11	900,000	929
Felcor Lodging Limited Partnership, 9.50%, 9/15/08	1,350,000	1,353
Meristar Hospitality Finance Corporation, 9.00%, 1/15/08	550,000	523
Meristar Hospitality Finance Corporation, 9.125%, 1/15/11	550,000	517
Vail Resorts, Inc., 8.75%, 5/15/09 144A	1,125,000	1,091
Total		4,413
Printing & Publishing (3.1%)		
Jostens, Inc., 12.75%, 5/1/10	1,550,000	1,705
Mail-Well, Inc., 5.00%, 11/1/02	2,050,000	1,890
Primedia, Inc., 8.875%, 5/15/11	1,125,000	1,013
Total		4,608
Retail-General (4.5%)		
Advance Stores Company, Inc., 10.25%, 4/15/08 144A	750,000	761
Airgas, Inc., 9.125%, 10/1/11	375,000	396
Autonation, Inc., 9.00%, 8/1/08	725,000	738
Buhrmann US, Inc., 12.25%, 11/1/09	1,500,000	1,500
Coinmach Corporation, 11.75%, 11/15/05	750,000	769
CSK Auto, Inc., 12.00%, 6/15/06 144A	750,000	756
Saks Incorporated, 8.25%, 11/15/08	750,000	679
Sonic Automotive, Inc., 11.00%, 8/1/08 144A	1,125,000	1,164
Total		6,763
Total Consumer Cyclical		24,424
Consumer Staples (11.0%)		
Containers (0.8%)		
Applied Extrusion Tech., Inc., 10.75%, 7/1/11	1,125,000	1,198
Total		1,198

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Food Retailers (0.8%)		
Great Atlantic & Pacific Tea Co., 9.125%, 12/15/11	$ 375,000	$ 376
Ingles Markets, Inc., 8.875%, 12/1/11 144A	750,000	737
Total		1,113
Food Service (0.5%)		
Sbarro, Inc., 11.00%, 9/15/09	775,000	744
Total		744
Gaming (7.2%)		
Choctaw Resort Development, 9.25%, 4/1/09	1,400,000	1,431
Herbst Gaming, Inc., 10.75%, 9/1/08 144A	1,125,000	1,169
Hollywood Casino, 11.25%, 5/1/07	500,000	541
Hollywood Casino Shreveport, 13.00%, 8/1/06	300,000	272
Jupiters Limited, 8.50%, 3/1/06	1,000,000	1,000
Las Vegas Sands, Inc., 12.25%, 11/15/04	1,350,000	1,350
Majestic Investments Holdings, 11.653%, 11/30/07 144A	1,500,000	1,426
Mandalay Resort Group, 10.25%, 8/1/07	300,000	311
Mandalay Resort Group, 7.625%, 7/15/13	1,450,000	1,243
MGM Mirage, Inc., 9.75%, 6/1/07	750,000	786
Wheeling Island Gaming, 10.125%, 12/15/09 144A	1,125,000	1,142
Total		10,671
Healthcare (1.2%)		
Insight Health Services, 9.875%, 11/1/11 144A	1,700,000	1,759
Total		1,759
Soaps & Toiletries (0.5%)		
Elizabeth Arden, Inc., 11.75%, 2/1/11	750,000	769
Total		769
Total Consumer Staples		16,254
Energy (5.0%)		
Oil & Gas Independent (1.7%)		
PDVSA Finance, Ltd., 1999-I, 9.75%, 2/15/10	2,600,000	2,579
Total		2,579
Oil Field Services (2.8%)		
BRL Universal Equipment, 8.875%, 2/15/08	1,400,000	1,456
El Paso Energy Partners, 8.50%, 6/1/11	1,125,000	1,136

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Oil Field Services continued		
Hanover Equipment Trust, 8.75%, 9/1/11 144A	$ 725,000	$ 750
Key Energy Services, Inc., 8.375%, 3/1/08	750,000	758
Total		4,100
Refining (0.5%)		
Tesoro Petroleum Corporation, 9.625%, 11/1/08 144A	750,000	778
Total		778
Total Energy		7,457
Finance (7.6%)		
Banks (2.3%)		
Sovereign Bancorp, 10.50%, 11/15/06	1,900,000	2,043
Sovereign Real Estate Investment Trust, 12.00%, 5/16/20 144A	1,325,000	1,312
Total		3,355
Finance Companies (4.5%)		
AmeriCredit Corp., 9.875%, 4/15/06	1,100,000	1,034
Finova Group, Inc., 7.50%, 11/15/09	1,875,000	788
IOS Capital, Inc., 9.75%, 6/15/04	2,250,000	2,255
Metris Companies, Inc., 10.125%, 7/15/06	2,600,000	2,469
Total		6,546
Financial Services (0.8%)		
LaBranche & Company, Inc., 12.00%, 3/2/07	1,100,000	1,254
Total		1,254
Total Finance		11,155
Miscellaneous (1.6%)		
R.E.I.T. (0.5%)		
Istar Financial, Inc., 8.75%, 8/15/08	725,000	726
Total		726
Real Estate (1.1%)		
Crescent Real Estate Equities, 7.50%, 9/15/07	1,750,000	1,579
Total		1,579
Total Miscellaneous		2,305
Professional Services (1.9%)		
Interim Services, Inc., 4.50%, 6/1/05	1,600,000	1,302
Kindercare Learning Centers, 9.50%, 2/15/09	1,500,000	1,433
Total Professional Services		2,735

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Real Estate Agents & Managers (0.8%)		
CB Richards Ellis Services Inc., 11.25%, 6/15/11	$1,400,000	$ 1,197
Total Real Estate Agents & Managers		**1,197**
Technology (20.0%)		
Broadcasting (1.1%)		
CD Radio, Inc., 14.50%, 5/15/09	1,000,000	550
XM Satellite Radio, Inc., 14.00%, 3/15/10	1,400,000	1,108
Total		**1,658**
Cable (5.7%)		
Adelphia Communications, 10.25%, 6/15/11	1,125,000	1,122
Adelphia Communications Corporation, 10.875%, 10/1/10	1,500,000	1,531
British Sky Broadcasting Group PLC, 6.875%, 2/23/09	750,000	718
Charter Communications Holdings LLC, 11.125%, 1/15/11	500,000	530
Echostar Broadband Corp., 10.375%, 10/1/07	1,150,000	1,205
International Cabletel, Inc., 11.50%, 2/1/06	1,250,000	438
NTL Communications Corp., 11.50%, 10/1/08	1,600,000	560
†NTL, Inc., 9.75%, 4/1/08	1,900,000	532
Rogers Communications, Inc., 8.875%, 7/15/07	1,000,000	1,015
†Telewest Communications PLC, 9.25%, 4/15/09	1,000,000	441
Telewest Communications PLC, 9.875%, 2/1/10	400,000	280
†United Pan-Europe Communications NV, 13.75%, 2/1/10	600,000	48
Total		**8,420**
Electronics (0.5%)		
Amkor Technology, Inc., 5.00%, 3/15/07	1,000,000	683
Total		**683**
Telecommunications Wireless: Cellular/PCS (9.4%)		
Alamosa Delaware, Inc., 12.50%, 2/1/11	750,000	765
†Alamosa PCS Holdings, Inc., 12.875%, 2/15/10	1,150,000	713
Charter Communications Holdings LLC, 9.625%, 11/15/09	1,500,000	1,518
Dobson Communications Corporation, 10.875%, 7/1/10	1,500,000	1,548
Horizon PCS, Inc., 13.75%, 6/15/11 144A	575,000	572
†Horizon PCS, Inc., 14.00%, 10/1/10	2,000,000	1,030
†IPCS, Inc., 14.00%, 7/15/10	1,500,000	990

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Telecommunications Wireless: Cellular/PCS continued		
IWO Holdings, Inc., 14.00%, 1/15/11	$1,150,000	$ 1,185
Nextel Communications, Inc., 9.375%, 11/15/09	2,350,000	1,856
Telecorp PCS, Inc., 10.625%, 7/15/10	750,000	870
Tritel PCS, Inc., 10.375%, 1/15/11	1,000,000	1,145
Triton PCS, Inc., 8.75%, 11/15/11 144A	925,000	925
†US Unwired, Inc., 13.375%, 11/1/09	1,150,000	811
Total		**13,928**
Telecommunications Wireless: Towers (2.8%)		
American Tower Corp., 9.375%, 2/1/09	1,600,000	1,287
Crown Castle International Corp., 10.75%, 8/1/11	1,100,000	1,075
SBA Communications Corp., 10.25%, 2/1/09	1,300,000	1,112
†Spectrasite Holdings, Inc., 11.25%, 4/15/09	850,000	221
†Spectrasite Holdings, Inc., 12.875%, 3/15/10	1,900,000	437
Total		**4,132**
Telecommunications Wireline: CLEC (0.4%)		
Adelphia Business Solutions, Inc., 12.25%, 9/1/04	1,550,000	186
†GT Group Telecom, Inc., 13.25%, 2/1/10	1,650,000	215
McLeodUSA, Inc., 9.50%, 11/1/08	575,000	121
Total		**522**
Telecommunications Wireline: Long Haul (0.1%)		
††Global Crossing Holdings, Ltd., 9.50%, 11/15/09	700,000	77
††Global Crossing Holdings, Ltd., 9.625%, 5/15/08	300,000	35
Total		**112**
Total Technology		**29,455**
Transport Services (3.8%)		
Railroads (1.0%)		
Railamerica Transportation Corp., 12.875%, 8/15/10	1,400,000	1,430
Total		**1,430**
Trucking-Shipping (2.8%)		
North American Van Lines, 13.375%, 12/1/09 144A	1,650,000	1,586
Stena AB, 10.50%, 12/15/05	1,900,000	1,881
Teekay Shipping Corp., 8.875%, 7/15/11	375,000	384
Teekay Shipping Corp., 8.875%, 7/15/11 144A	375,000	384
Total		**4,235**
Total Transport Services		**5,665**

Bonds (85.4%)	Shares/ Par	Market Value (000's)
Utilities (10.5%)		
Utility-Electric (6.2%)		
The AES Corporation, 8.875%, 2/15/11	$ 700,000	$ 616
The AES Corporation, 9.375%, 9/15/10	400,000	360
Calpine Canada Energy, 8.50%, 5/1/08	1,425,000	1,303
Calpine Corporation, 8.625%, 8/15/10	1,000,000	908
Calpine Corporation, 8.75%, 7/15/07	750,000	677
Edison Mission Energy, 10.00%, 8/15/08	1,100,000	1,131
Orion Power Holdings, Inc., 12.00%, 5/1/10	1,200,000	1,440
PG&E National Energy Group, Inc., 10.375%, 5/16/11	750,000	791
USEC, Inc., 6.625%, 1/20/06	2,050,000	1,921
Total		9,147
Utility-Garbage Disposal (1.7%)		
Allied Waste North America, Inc., 7.875%, 1/1/09	1,750,000	1,715
Allied Waste North America, Inc., 8.50%, 12/1/08 144A	570,000	576
IT Group, Series B, 11.25%, 4/1/09	1,600,000	288
Total		2,579
Utility-Gas (1.7%)		
Amerigas Partners LP/Eagle Fin., 8.875%, 5/20/11	1,125,000	1,159
EOTT Energy Partners LP, 11.00%, 10/1/09	1,300,000	1,287
Total		2,446
Utility-Water (0.9%)		
Azurix Corp., Series B, 10.75%, 2/15/10	1,950,000	1,365
Total		1,365
Total Utilities		15,537
Total Bonds (Cost: $133,561)		126,071

Preferred Stock (6.0%)	Shares/ Par	Market Value (000's)
Consumer Cyclical (0.5%)		
Primedia, Inc. — Series D	5,000	230
Primedia, Inc. — Series F	10,000	460
Total Consumer Cyclical		690
Finance (1.2%)		
California Federal Preferred Capital	74,000	1,815
Total Finance		1,815
Technology (4.3%)		
Broadcasting (1.7%)		
**Cumulus Media, Inc.	14,240	1,438
Sinclair Capital	11,500	1,162
Total		2,600
Cable (1.6%)		
CSC Holdings, Inc. — Series H	14,000	$ 1,491
CSC Holdings, Inc. — Series M	7,708	813
Total		2,304
Telecommunications Wireless: Towers (0.5%)		
**Crown Castle International Corp.	13,200	726
Total		726
Telecommunications Wireline: CLEC (0.5%)		
**Intermedia Communications, Inc.	7,470	777
Total		777
Total Technology		6,407
Total Preferred Stock (Cost: $10,353)		8,912

Common Stocks and Warrants (0.3%)	Shares/ Par	Market Value (000's)
Consumer Cyclical (0.0%)		
Household Appliances (0.0%)		
*Samsonite Corporation	625	1
Total		1
Leisure Related (0.0%)		
*Hedstrom Holdings, Inc. 144A	201,674	0
Total		0
Printing & Publishing (0.0%)		
*Jostens, Inc.	1,550	32
Total		32
Total Consumer Cyclical		33
Miscellaneous (0.0%)		
*La Quinta Properties, Inc.	11,117	64
Total Miscellaneous		64
Technology (0.2%)		
Broadcasting (0.0%)		
XM Satellite Radio Holdings, Inc.	1,400	42
Total		42
Cable (0.0%)		
*RCN Corporation	2,890	8
Total		8
Telecommunications Wireless: Cellular/PCS (0.2%)		
Horizon PCS, Inc. — Warrant	2,000	80
IWO Holdings, Inc. 144A	1,150	69
Total		149

Common Stocks and Warrants (0.3%)	Shares/ Par	Market Value (000's)
Telecommunications Wireline: CLEC (0.0%)		
*GT Group Telecom, Inc.	$ 1,650	$ 8
*McLeodUSA Incorporated — Class A	27,405	10
Total		18
Total Technology		217
Transport Services (0.1%)		
*Railamerica, Inc.	1,400	70
Total Transport Services		70
Total Common Stocks and Warrants (Cost: $1,077)		384

Money Market Investments (6.0%)	Shares/ Par	Market Value (000's)
Capital Goods (4.8%)		
John Deere Capital Corp., 2.05%, 1/14/02	$7,100,000	7,095
Total		7,095
Pharmaceutical Preparations (1.2%)		
American Home Products, 1.85%, 1/2/02	$1,800,000	$ 1,800
Total		1,800
Total Money Market Investments (Cost: $8,895)		8,895
Total Investments (97.7%) (Cost $153,886)^		144,262
Other Assets, Less Liabilities (2.3%)		3,408
Total Net Assets (100.0%)		**$147,670**

^ At 12/31/01 the aggregate cost of securities for federal tax purposes was $153,901 and the net unrealized depreciation of investments based on that cost was $9,639 which is comprised of $4,399 aggregate gross unrealized appreciation and $14,038 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

* Non-Income Producing

† Step bond security that presently receives no coupon payments. At the predetermined date the stated coupon rate becomes effective.

†† Defaulted Security

** PIK — Payment In Kind

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
A stable and relatively high level of long-term total return and preservation of capital

Portfolio Strategy:
Invest in high grade corporate bonds, U.S. government bonds and bonds of government agencies.

Net Assets:
$405.41 million

The Select Bond Portfolio invests primarily in high quality debt securities, mainly government bonds, corporate bonds and mortgage-backed securities. Exposure to market sectors is adjusted as yield spreads change among the various classes of securities. Duration and maturities are altered with moderate adjustments in recognition or anticipation of interest rate changes.

In the second consecutive year in which bonds provided significantly higher returns than equities, the Select Bond Portfolio substantially outperformed its major benchmark, the Merrill Lynch Domestic Master Index. During 2001, the yield curve steepened dramatically; a major determinant of performance was therefore correctly predicting changes in the curve. Early in the year, the Portfolio was overweighted in bonds with shorter durations, which have risen in price as short-term interest rates have dropped. Yields on bonds of longer duration, in which the Portfolio has been underweighted, have experienced little change, reflecting investor concerns about inflation and economic growth.

The Portfolio also took advantage of changes in spreads between Treasury securities and corporate bonds over the course of the year. As the year began, there was an overweight in Treasury securities, which were the best performing asset class in 2000. In the first trading days of 2001, the Portfolio's managers took advantage of unusually wide spreads to purchase quality corporate bonds that offered good value.

The market for mortgage-backed bonds has experienced a wave of refinancings in response to falling interest rates. An underweighting in this market sector has been beneficial; also sensitivity to this trend has been mitigated by a concentration of mortgage-related securities in commercial mortgages, which often have steep prepayment penalties, and GNMA-backed securities, which tend to be more difficult to refinance.

Relative Performance


$30,000
25,000
20,000
15,000
10,000
12/91 12/92 12/93 12/94 12/95 12/96 12/97 12/98 12/99 12/00 12/01
Select Bond Portfolio
Merrill Lynch Domestic Master Index

Average Annual Total Return
For Periods Ended December 31, 2001

	1 Year	5 Years	10 Years
Select Bond Portfolio	10.37%	7.13%	7.31%
Merrill Lynch Domestic Master Index	8.33%	7.43%	7.29%

Since the Portfolio invests broadly in U.S. Government, mortgage and corporate bonds, a useful basis for comparing returns is the Merrill Lynch Domestic Master Index. The index is an unmanaged market value weighted index comprised of U.S. Government, mortgage and investment-grade corporate bonds. The index measures the income provided by, and the price changes of, the underlying securities.

This chart assumes an initial investment of $10,000 made on 12/31/91. Returns shown include deductions for management and other fund expenses, and reinvestment of all dividends. Returns exclude deductions for separate account sales loads and account fees. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. Total returns, which reflect deduction of charges for the separate account, are shown on page 4.

Percentage Holdings 12/31/01


Other Assets 1%
Short-Term Investments 13%
Mortgage-Backed and Asset-Backed Securities 17%
35% Government and Government Agencies
34% Corporate Bonds

The Corporate Bonds sector includes bonds of companies headquartered outside the United States. The Government and Government Agencies category includes taxable bonds of domestic and foreign governments and a small position in municipal bonds. Consistent with the Portfolio's stated parameters, no more than 10% of the Portfolio is invested in foreign securities, and no more than 10% is invested in high-yield securities.

Northwestern Mutual Series Fund, Inc.
Schedule of Investments
December 31, 2001

Corporate Bonds (34.3%)	Shares/ Par	Market Value (000's)
Aerospace-Defense (2.1%)		
Boeing Capital Corporation, 6.10%, 3/1/11	$3,000,000	$ 2,916
Boeing Company, 8.75%, 9/15/31	1,000,000	1,210
Lockheed Martin Corporation, 8.20%, 12/1/09	3,850,000	4,332
Total		8,458
Auto Related (2.2%)		
General Motors Acceptance Corporation, 6.875%, 9/15/11	1,000,000	980
General Motors Acceptance Corporation, 7.25%, 3/2/11	3,987,000	4,003
Toyota Motor Credit Corporation, 5.65%, 1/15/07	4,000,000	4,037
Total		9,020
Beverages, Malt Beverages (4.4%)		
Anheuser-Busch Companies, Inc., 7.00%, 12/1/25	4,200,000	4,285
Anheuser-Busch Companies, Inc., 7.50%, 3/15/12	378,000	424
Coca-Cola Enterprises, Inc., 5.375%, 8/15/06	1,500,000	1,519
Coca-Cola Enterprises, Inc., 5.75%, 3/15/11	4,000,000	3,955
Coca-Cola Enterprises, Inc., 6.125%, 8/15/11	1,501,000	1,510
Fosters Finance Corporation, 6.875%, 6/15/11 144A	6,000,000	6,175
Total		17,868
Broad Woven Fabric Mills, Manmade (0.1%)		
††Polysindo International Finance, 11.375%, 6/15/06	4,200,000	504
Total		504
Commercial Banks (0.3%)		
Bank of America Corporation, 7.40%, 1/15/11	1,133,000	1,215
Total		1,215
Crude Petroleum and Natural Gas (0.1%)		
Occidental Petroleum, 6.75%, 1/15/12	400,000	402
Total		402
Department Stores (1.3%)		
Target Corporation, 7.00%, 7/15/31	5,000,000	5,256
Total		5,256

Corporate Bonds (34.3%)	Shares/ Par	Market Value (000's)
Electric Services (3.2%)		
Exelon Generation Co. LLC, 6.95%, 6/15/11 144A	$6,788,000	$ 6,882
Ohio Edison Company, 7.375%, 9/15/02	1,000,000	1,026
Public Service Electric & Gas Co., 6.875%, 1/1/03	2,250,000	2,319
South Carolina Electric & Gas, 6.125%, 3/1/09	1,750,000	1,753
Texas Utilities Electric Co., 7.875%, 3/1/23	1,000,000	1,022
Total		13,002
Foods (0.8%)		
Conagra Foods, Inc., 6.75%, 9/15/11	3,000,000	3,065
Total		3,065
Metal Mining (0.5%)		
Rio Tinto Finance, Ltd., 5.75%, 7/3/06	2,000,000	2,025
Total		2,025
Motor Vehicle Parts/Accessories (1.9%)		
TRW, Inc., 7.125%, 6/1/09	4,000,000	3,946
TRW, Inc., 7.75%, 6/1/29	4,000,000	3,837
Total		7,783
Motors & Generators (0.5%)		
Emerson Electric Co., 5.75%, 11/1/11	2,122,000	2,056
Total		2,056
Office Machines (0.6%)		
Pitney Bowes Credit Corp., 5.75%, 8/15/08	2,250,000	2,240
Total		2,240
Oil & Gas Extraction (1.2%)		
Chevron Corporation, 6.625%, 10/1/04	4,500,000	4,789
Total		4,789
Oil & Gas Field Services (2.1%)		
Conoco Funding Company, 7.25%, 10/15/31	8,000,000	8,445
Total		8,445
Pharmaceuticals (6.6%)		
American Home Products Corporation, 6.70%, 3/15/11	3,000,000	3,108
Bristol-Myers Squibb, 5.75%, 10/1/11	5,000,000	4,953
Eli Lilly & Co., 5.50%, 7/15/06	3,250,000	3,310
Johnson & Johnson, 6.625%, 9/1/09	2,750,000	2,919
Johnson & Johnson, 6.95%, 9/1/29	2,200,000	2,367

Corporate Bonds (34.3%)	Shares/ Par	Market Value (000's)
Pharmaceuticals continued		
Merck & Co., Inc. 5.95%, 12/1/28	$7,375,000	$ 6,950
Pfizer, Inc., 5.625%, 2/1/06	2,975,000	3,059
Total		**26,666**
Plastics Materials & Resins (0.5%)		
Dow Capital BV, 8.50%, 6/8/10	1,800,000	1,976
Total		**1,976**
Retail-Misc Shopping Goods Stores (0.6%)		
Wal-Mart Canada, 5.58%, 5/1/06 144A	2,500,000	2,584
Total		**2,584**
Tobacco Products (2.8%)		
Philip Morris Companies, Inc., 7,75%, 1/15/27	11,000,000	11,405
Total		**11,405**
Transportation Services (1.5%)		
United Parcel Service, 8.375%, 4/1/20	5,350,000	6,225
Total		**6,225**
Utilities (1.0%)		
El Paso Energy Corporation, 7.80%, 8/1/31	3,850,000	3,885
Total		**3,885**
Total Corporate Bonds (Cost $137,594)		**138,869**

Government (Domestic and Foreign) and Agency Bonds (34.5%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies (34.5%)		
Aid-Israel, 0.00%, 11/1/24	8,900,000	2,029
Federal Home Loan Bank, 5.54%, 1/8/09	3,700,000	3,727
Federal Home Loan Mortgage Corporation, 7.50%, 10/1/27	4,370,945	4,543
Federal National Mortgage Association, 5.97%, 10/1/08	3,775,920	3,854
Federal National Mortgage Association, 6.22%, 2/1/06	1,841,903	1,924
Federal National Mortgage Association, 6.24%, 1/1/06	5,189,962	5,426
Federal National Mortgage Association, 6.265%, 10/1/08	2,888,233	2,989
Federal National Mortgage Association, 6.36%, 4/1/08	3,620,231	3,766
Federal National Mortgage Association, 6.39%, 4/1/08	1,384,471	1,442
Federal National Mortgage Association, 6.50%, 9/25/05	1,479,873	1,506
Federal National Mortgage Association, 6.75%, 4/25/18	2,108,891	2,189

Government (Domestic and Foreign) and Agency Bonds (34.5%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Federal National Mortgage Association, 6.75%, 12/25/23	$3,500,000	$ 3,547
Federal National Mortgage Association, 7.00%, 6/1/03	120,230	124
Federal National Mortgage Association, 7.36%, 4/1/11	3,107,633	3,394
Federal National Mortgage Association, 8.40%, 2/25/09	2,485,715	2,577
Federal National Mortgage Association, 11.00%, 12/1/12	42,818	49
Federal National Mortgage Association, 11.00%, 9/1/17	356,993	410
Federal National Mortgage Association, 11.00%, 12/1/17	115,129	133
Federal National Mortgage Association, 11.00%, 2/1/18	151,162	174
Federal National Mortgage Association, 11.50%, 4/1/18	128,175	149
Federal National Mortgage Association, 12.00%, 9/1/12	376,312	439
Federal National Mortgage Association, 12.00%, 12/1/12	92,033	108
Federal National Mortgage Association, 12.00%, 9/1/17	117,181	138
Federal National Mortgage Association, 12.00%, 10/1/17	117,715	138
Federal National Mortgage Association, 12.00%, 12/1/17	95,399	112
Federal National Mortgage Association, 12.00%, 2/1/18	166,458	196
Federal National Mortgage Association, 12.25%, 1/1/18	97,731	115
Federal National Mortgage Association, 12.50%, 4/1/18	63,937	76
Federal National Mortgage Association, 13.00%, 11/1/12	61,231	73
Federal National Mortgage Association, 13.00%, 11/1/17	77,268	93
Federal National Mortgage Association, 13.00%, 12/1/17	87,711	105
Federal National Mortgage Association, 13.00%, 2/1/18	166,508	199
Federal National Mortgage Association, 14.00%, 12/1/17	53,022	65
Government National Mortgage Association, 7.00%, 5/15/23	182,254	188
Government National Mortgage Association, 7.50%, 4/15/22	132,972	139
Government National Mortgage Association, 7.50%, 10/15/23	372,283	389
Government National Mortgage Association, 7.50%, 10/15/25	8,862	9
Government National Mortgage Association, 7.50%, 11/15/25	7,264	8
Government National Mortgage Association, 7.50%, 5/15/26	8,685	9

Government (Domestic and Foreign) and Agency Bonds (34.5%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Government National Mortgage Association, 7.50%, 1/15/27	$ 224,869	$ 234
Government National Mortgage Association, 7.50%, 2/15/27	260,174	271
Government National Mortgage Association, 7.50%, 3/15/27	32,219	34
Government National Mortgage Association, 7.50%, 4/15/27	52,696	55
Government National Mortgage Association, 7.50%, 8/15/27	8,086	8
Government National Mortgage Association, 7.50%, 6/15/28	270,422	281
Government National Mortgage Association, 8.00%, 1/15/26	230,096	243
Government National Mortgage Association, 8.00%, 2/15/26	305,730	323
Government National Mortgage Association, 8.00%, 8/15/26	317,422	336
Government National Mortgage Association, 8.00%, 9/15/26	116,679	123
Government National Mortgage Association, 8.00%, 12/15/26	65,777	70
Government National Mortgage Association, 8.00%, 1/15/27	92,099	97
Government National Mortgage Association, 8.00%, 3/15/27	286,000	301
Government National Mortgage Association, 8.00%, 4/15/27	535,004	564
Government National Mortgage Association, 8.00%, 6/15/27	230,463	243
Government National Mortgage Association, 8.00%, 7/15/27	233,119	246
Government National Mortgage Association, 8.00%, 8/15/27	176,556	186
Government National Mortgage Association, 8.00%, 9/15/27	189,068	199
Government National Mortgage Association, 8.50%, 9/15/21	22,771	25
Government National Mortgage Association, 8.50%, 3/15/23	1,275	1
Government National Mortgage Association, 8.50%, 6/15/23	2,338	3
Government National Mortgage Association, 8.50%, 6/15/24	44,718	48
Government National Mortgage Association, 8.50%, 7/15/24	49,451	53
Government National Mortgage Association, 8.50%, 11/15/24	227,313	245
Government National Mortgage Association, 8.50%, 2/15/25	34,626	38
Government National Mortgage Association, 11.00%, 1/15/18	2,461,396	2,830
Housing & Urban Development, 6.08%, 8/1/13	4,000,000	4,000
Housing & Urban Development, 6.17%, 8/1/14	3,000,000	3,012

Government (Domestic and Foreign) and Agency Bonds (34.5%)	Shares/ Par	Market Value (000's)
Federal Government & Agencies continued		
Rural Housing Trust 1987-1, Series 1, Class D, 6.33%, 4/1/26	$ 777,974	$ 801
US Treasury, 3.875%, 6/30/03	5,490,000	5,596
US Treasury, 4.13%, 2/28/02	5,000,000	4,987
US Treasury, 4.625%, 2/28/03	7,250,000	7,449
US Treasury, 5.375%, 2/15/31	12,750,000	12,570
US Treasury, 6.25%, 5/15/30	2,492,000	2,699
US Treasury Inflation Index Bond, 3.375%, 1/15/07	16,601,308	16,660
US Treasury Inflation Index Bond, 3.625%, 7/15/02	6,325,119	6,383
US Treasury Inflation Index Bond, 3.625%, 1/15/08	9,900,540	10,008
US Treasury Inflation Index Bond, 3.875%, 4/15/29	7,513,367	8,010
US Treasury Inflation Index Bond, 5.00%, 8/15/11	4,390,000	4,379
Total Government (Domestic and Foreign) and Agency Bonds (Cost $137,491)		**140,162**

Mortgage/Asset Backed Securities (16.8%)	Shares/ Par	Market Value (000's)
Auto Related (0.4%)		
Fleetwood Credit Corporation Grantor Trust, Series 1997-B, Class A, 6.40%, 5/15/13	379,048	393
Team Fleet Financing Corporation, Series 1996-1, Class A, 6.65%, 12/15/02 144A	1,333,333	1,342
Total		**1,735**
Boat Dealers (0.2%)		
Nationscredit Grantor Trust, Series 1997-2, Class A1, 6.35%, 4/15/14	695,679	720
Total		**720**
Commercial Banks (0.7%)		
Nationsbank Lease Pass Through Trust, Series 1997-A, Class 1, 7.442%, 1/10/11 144A	2,679,376	2,844
Total		**2,844**
Commercial Mortgages (11.1%)		
Asset Securitization Corporation, Series 1996-MD6, Class CS1, 1.632%, 11/13/26 IO	8,362,637	120
Asset Securitization Corporation, Series 1996-MD6, Class CS2, 1.098%, 11/13/26 IO	85,000,000	2,108
Asset Securitization Corporation, Series 1997-D5, Class PS1, 1.616%, 2/14/41 IO	11,555,454	843

Mortgage/Asset Backed Securities (16.8%)	Shares/ Par	Market Value (000's)
Commercial Mortgages continued		
Chase Commercial Mortgage Securities Corporation, Series 1997-1, Class B, 7.37%, 4/19/07	$1,000,000	$ 1,068
Chase Commercial Mortgage Securities Corporation, Series 1997-2, Class A2, 6.60%, 11/19/07	5,000,000	5,199
Chase Commercial Mortgage Securities Corporation, Series 1997-2, Class B, 6.60%, 11/19/07	2,000,000	2,066
Commercial Mortgage Acceptance Corporation, Series 1997-ML1, Class B, 6.644%, 12/15/07	2,000,000	2,045
Credit Suisse First Boston Mortgage Securities Corporation, Series 1997-C1, Class A2, 7.26%, 6/20/07 144A	1,369,300	1,447
Credit Suisse First Boston Mortgage Securities Corporation, Series 1997-C1, Class B, 7.28%, 6/20/07 144A	1,500,000	1,588
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class A1, 7.00%, 11/2/06 144A	3,000,000	3,127
Criimi Mae Commercial Mortgage Trust, Series 1998-C1, Class B, 7.00%, 11/2/11 144A	4,000,000	3,948
DLJ Commercial Mortgage Corporation, Series 1998-CF1, Class S, 0.70%, 1/15/18 IO	114,628,012	3,774
DLJ Mortgage Acceptance Corporation, Series 1997-CF2, Class S, 0.352%, 10/15/17 IO, 144A	98,153,937	1,962
The Equitable Life Assurance Society, Series 174, Class C1, 7.52%, 5/15/06 144A	2,000,000	2,115
Malan Mortgage Securities Trust, Series 1995-1, Class A3, 7.80%, 8/15/05 144A	3,000,000	3,082
Midland Realty Acceptance Corporation, Series 1996-C2, Class AEC, 1.353%, 1/25/29 IO, 144A	11,658,335	638
Mortgage Capital Funding, Inc., Series 1997-MC1, Class A3, 7.288%, 3/20/07	5,323,000	5,669
Nomura Asset Securities Corporation, Series 1998-D6, Class A2, 6.993%, 3/17/28	2,800,000	2,890
RMF Commercial Mortgage Pass-Through, Series 1997-1, Class F, 7.471%, 1/15/19 144A	1,800,000	840
Total		44,529

Mortgage/Asset Backed Securities (16.8%)	Shares/ Par	Market Value (000's)
Credit Card Asset Backed (0.0%)		
Heilig-Meyers Master Trust, Series 1998-1A, Class A, 6.125%, 1/20/07 144A	$1,295,901	$ 194
Total		194
Franchise Loan Receivables (1.2%)		
Enterprise Mortgage Acceptance Company, Series 1998-1, Class A2, 6.38%, 4/15/07 144A	3,100,000	2,909
Enterprise Mortgage Acceptance Company, Series 1998-1, Class IO, 1.37%, 1/15/23 IO, 144A	27,729,107	1,176
FMAC Loan Receivables Trust, Series 1998-A, Class A1, 6.20%, 9/15/20 144A	188,145	187
Global Franchise Trust, Series 1998-1, Class A1, 6.349%, 4/10/04 144A	652,703	657
Total		4,929
Health Services (0.3%)		
Health Care Receivables, 6.25%, 2/1/03 144A	1,125,000	1,134
Total		1,134
Home Equity Loan (0.6%)		
Vanderbilt Mortgage Finance, Inc., Series 1997-B, Class 1A4, 7.19%, 2/7/14	2,500,000	2,614
Total		2,614
Manufactured Housing (0.2%)		
Mid-State Trust, Series 6, Class A3, 7.54%, 7/1/35	847,023	851
Total		851
Motorcycle Dealers (0.2%)		
Harley-Davidson Eaglemark Motorcycle Trust, Series 1998-2, Class A2, 5.87%, 4/15/04	675,844	686
Total		686
Residential Mortgages (0.3%)		
Blackrock Capital Finance LP, Series 1997-R1, Class B3, 7.75%, 3/25/37 144A	3,637,994	637
Blackrock Capital Finance LP, Series 1997-R3, Class B3, 7.25%, 11/25/28 144A	4,179,307	627
Total		1,264

Mortgage/Asset Backed Securities (16.8%)	Shares/ Par	Market Value (000's)
Retail-Retail Stores (1.6%)		
LB Mortgage Trust, Series 1991-2, Class A3, 8.396%, 1/20/17	$5,910,155	$ 6,563
Total		6,563
Total Mortgage/Asset Backed Securities (Cost $75,673)		68,063

Money Market Investments (13.2%)	Shares/ Par	Market Value (000's)
Cigarettes (1.2%)		
Phillip Morris Co., Inc., 1.81%, 1/18/02	5,000,000	4,996
Total		4,996
Computer & Software Stores (1.0%)		
Hewlett-Packard, 1.95%, 1/15/02	4,000,000	3,997
Total		3,997
Federal Government & Agencies (0.4%)		
Federal National Mortgage Association, 1.73%, 2/15/02	1,600,000	1,597
Total		1,597
Finance Lessors (1.2%)		
Receivables Capital Corp, 1.88%, 1/22/02	5,000,000	4,995
Total		4,995
Finance Services (2.5%)		
JP Morgan Chase & Co, 1.94%, 1/11/02	5,000,000	4,997
Preferred Receivable Funding, 1.85%, 2/4/02	5,000,000	4,991
Total		9,988
Machinery (1.2%)		
John Deere Capital Corp., 2.05%, 1/14/02	5,000,000	4,996
Total		4,996
Miscellaneous Business Credit Institutions (1.2%)		
National Rural Utilities, 1.75%, 1/28/02	4,900,000	4,894
Total		4,894

Money Market Investments (13.2%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions (3.7%)		
American General Finance, 1.92%, 1/11/02	$5,000,000	$ 4,997
Household Finance Corp, 2.09%, 1/11/02	5,000,000	4,997
Variable Funding Capital, 2.45%, 1/10/02	5,000,000	4,996
Total		14,990
Pharmaceutical Preparations (0.8%)		
American Home Products, 1.85%, 1/2/02	3,100,000	3,100
Total		3,100
Total Money Market Investments (Cost $53,553)		53,553
Total Investments (98.8%) (Cost $404,311)∧		400,647
Other Assets, Less Liabilities (1.2%)		4,759
Total Net Assets (100.0%)		$405,406

∧ At 12/31/01 the aggregate cost of securities for federal tax purposes was $409,433 and the net unrealized depreciation of investments based on that cost was $8,786 which is comprised of $5,610 aggregate gross unrealized appreciation and $14,396 aggregate gross unrealized depreciation.

144A after the name of a security represents a security exempt from registration under rule 144a of the Securities Act of 1933. These securities may be resold as transactions exempt from registration, normally to qualified institutional buyers.

IO — Interest Only Security

†† Defaulted Security

The Accompanying Notes are an Integral Part of the Financial Statements

Objective:
Maximum current income consistent with liquidity and stability of capital

Portfolio Strategy:
Achieve stability of capital by investing in short-term debt securities.

Net Assets:
$458.69 million

The Money Market Portfolio, which invests only in high quality commercial paper and other short-term debt securities with maturities generally not exceeding one year, is the least risky of the Portfolios.

The most notable effect on short-term interest rates during 2001 was the Federal Reserve's 11 interest rate cuts, which totaled 475 basis points. During the first half of the year, the Portfolio's performance relative to its benchmark, the Merrill Lynch 91-day Treasury Bill Index, was hurt by average maturity somewhat shorter than the Index. During the fourth quarter, the Portfolio's weighted average maturity was extended, to a high of approximately 70 days, versus 50 to 55 days for the index. At year end, the Portfolio's average maturity remained longer than the Index.

AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. ALTHOUGH THE PORTFOLIO SEEKS TO PRESERVE THE VALUE OF YOUR INVESTMENT AT $1.00 PER SHARE, THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE SO IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE PORTFOLIO.

Northwestern Mutual Series Fund, Inc.

Schedule of Investments

December 31, 2001

Short Term Paper (86.5%)	Shares/ Par	Market Value (000's)
Agricultural Services (3.0%)		
Monsanto Company, 2.06%, 2/19/02	$13,680,000	$ 13,642
Total		13,642
Auto Related (1.0%)		
New Center Asset Trust, 1.76%, 3/8/02	4,820,000	4,804
Total		4,804
Commercial Banks (8.1%)		
Citicorp, 1.78%, 1/14/02	13,625,000	13,616
JP Morgan Chase & Co., 1.75%, 2/12/02	4,000,000	3,992
JP Morgan Chase & Co., 1.86%, 2/8/02	9,390,000	9,372
Marshall & Ilsley Bank, 5.02%, 4/19/02	10,000,000	9,999
Total		36,979
Computer & Software Stores (2.6%)		
Hewlett-Packard, 2.17%, 5/30/02	12,000,000	11,892
Total		11,892
Diversified Business Finance (3.0%)		
General Electric Capital, 1.88%, 2/1/02	5,235,000	5,227
General Electric Capital, 1.90%, 1/31/02	8,365,000	8,351
Total		13,578
Electric Utilities (1.9%)		
National Rural Utility Co., 2.01%, 1/25/02	8,500,000	8,489
Total		8,489
Electrical Equipment & Supplies (2.4%)		
Emerson Electric, 1.79%, 1/24/02	11,080,000	11,067
Total		11,067
Finance Lessors (3.9%)		
Receivables Capital Corp., 1.88%, 1/23/02	11,325,000	11,312
Tyco Capital Corp., 2.02%, 2/13/02	6,500,000	6,484
Total		17,796

Short Term Paper (86.5%)	Shares/ Par	Market Value (000's)
Finance Services (4.7%)		
Abb Capital LLC, 2.22%, 12/6/02	$10,000,000	$ 10,000
Preferred Receivable Funding, 2.10%, 1/14/02	11,700,000	11,691
Total		21,691
Flavoring Extracts & Syrups (2.4%)		
Coca-Cola Company, 1.89%, 2/8/02	11,000,000	10,978
Total		10,978
Food Service (2.9%)		
Nestle Capital Corp., 1.75%, 1/31/02	13,500,000	13,480
Total		13,480
Machinery (4.8%)		
Caterpillar Financial Services Corporation, 4.05%, 6/1/02	10,000,000	10,000
John Deere Capital Corp., 2.05%, 1/14/02	1,000,000	999
John Deere Capital Corp., 2.29%, 11/12/02	11,000,000	11,000
Total		21,999
Miscellaneous Business Credit Institutions (4.8%)		
Delaware Funding Corp., 2.16%, 1/28/02	12,000,000	11,981
Quincy Capital Corp., 2.09%, 1/14/02	9,965,000	9,957
Total		21,938
Newspapers (2.7%)		
Gannet Company, Inc., 1.78%, 1/18/02	12,390,000	12,380
Total		12,380
Nonclassifiable Establishments (3.0%)		
Unilever Capital Corp., 1.78%, 3/1/02	13,800,000	13,760
Total		13,760

Money Market Portfolio

Short Term Paper (86.5%)	Shares/ Par	Market Value (000's)
Personal Credit Institutions (9.2%)		
American Express Credit, 2.02%, 1/15/02	$ 5,280,000	$ 5,276
American Express Credit, 2.14%, 1/25/02	5,010,000	5,003
American General Finance, 2.05%, 2/13/02	6,500,000	6,484
American General Finance, 2.17%, 1/25/02	5,000,000	4,993
Associates Corp. of NA, 3.77%, 6/26/02	10,000,000	10,000
Household Finance Corp., 2.73%, 9/26/02	10,500,000	10,500
Total		42,256
Petroleum Refining (0.9%)		
Conoco, Inc., 3.20%, 10/15/02	4,000,000	4,000
Total		4,000
Pharmaceutical Preparations (5.2%)		
American Home Products, 2.30%, 1/25/02	11,500,000	11,482
Pfizer, Inc., 1.79%, 1/31/02	6,000,000	5,991
Pfizer, Inc., 1.87%, 2/4/02	6,480,000	6,469
Total		23,942
Security Brokers & Dealers (8.5%)		
Goldman Sachs Group, Inc., 3.06%, 1/18/02	12,500,000	12,482
Morgan Stanley Dean Witter & Co., 2.59%, 10/16/02	13,000,000	13,003
Salomon Smith Barney Holdings, 1.77%, 2/1/02	13,500,000	13,480
Total		38,965
Short Term Business Credit (9.3%)		
CXC Incorporated, 1.73%, 1/2/02	11,350,000	11,350
CXC Incorporated, 2.32%, 1/18/02	10,500,000	10,488
Transamerica Financial Corporation, 2.33%, 1/18/02	4,375,000	4,370
Transamerica Financial Corporation, 3.05%, 2/14/02	6,000,000	5,978
Variable Funding Capital, 2.45%, 1/10/02	10,500,000	10,494
Total		42,680
Tobacco (2.2%)		
Philip Morris, 1.81%, 2/8/02	10,000,000	9,981
Total		9,981
Total Short Term Paper (Cost: $396,297)		396,297

Corporate Bonds Domestic (8.5%)	Shares/ Par	Market Value (000's)
Auto Related (3.6%)		
Ford Motor Credit Company, 6.30%, 7/16/02	$10,000,000	$ 10,007
General Motors Acceptance Corporation, 5.50%, 1/14/02	2,550,000	2,550
Toyota Motor Credit Corporation, 6.83%, 9/13/02	3,250,000	3,320
Total		15,877
Medical and Hospital Equipment (1.1%)		
American Home Products Corporation, 6.50%, 10/15/02	5,000,000	5,145
Total		5,145
Miscellaneous Business Credit Institutions (1.1%)		
The CIT Group, Inc., 6.50%, 6/14/02	5,000,000	5,053
Total		5,053
Short Term Business Credit (0.8%)		
Transamerica Financial Corporation, 7.25%, 8/15/02	3,700,000	3,772
Total		3,772
Telephone & Telegraph Apparatus (0.5%)		
AT & T Capital Corporation, 5.86%, 4/26/02	2,500,000	2,511
Total		2,511
Tobacco Products (0.3%)		
Philip Morris Companies, Inc., 7.63%, 5/15/02	1,500,000	1,516
Total		1,516
Utility-Electric (1.1%)		
National Rural Utility, 6.70%, 6/15/02	5,000,000	5,059
Total		5,059
Total Corporate Bonds Domestic (Cost: $38,933)		38,933

Money Market Investments (3.0%)	Shares/ Par	Market Value (000's)
Finance Services (3.0%)		
Asset Securitization, 1.78%, 1/25/02	14,000,000	13,981
Total Money Market Investments (Cost: $13,981)		13,981

Money Market Portfolio

Government Securities (2.2%)	Shares/ Par	Market Value (000's)
Government (2.2%)		
US Treasury, 6.25%, 8/31/02	$10,000,000	$ 10,242
Total Government Securities (Cost: $10,242)		**10,242**
Total Investments (100.2%) (Cost $459,453)/		**459,453**
Other Assets, Less Liabilities (–0.2%)		**(764)**
Total Net Assets (100.0%)		**$ 458,689**

/\\ Also represents cost for federal income tax purposes.

The Accompanying Notes are an Integral Part of the Financial Statements

Report of Independent Accountants

To The Shareholders and Board of Directors of
Northwestern Mutual Series Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth and Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and Money Market Portfolio (constituting Northwestern Mutual Series Fund, Inc., hereafter referred to as the ''Funds'') at December 31, 2001, the results of each of their operations for the year or period then ended, the changes in each of their net assets and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 25, 2002

(This page intentionally left blank)

Statements of Assets and Liabilities

Northwestern Mutual Series Fund, Inc.
December 31, 2001
(in thousands, except per share amounts)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio	Aggressive Growth Stock Portfolio	International Growth Portfolio	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio
Assets						
Investments, at value (1)	$ 291,633	$ 20,851	$1,336,876	$ 26,645	$ 715,863	$ 210,548
Cash	9	507	98	182	97	—
Due from Sale of Fund Shares	342	353	776	100	371	365
Due from Sale of Securities	—	—	11,174	8	481	1,303
Dividends and Interest Receivable	10	22	213	19	1,319	123
Total Assets	291,994	21,733	1,349,137	26,954	718,131	212,339
Liabilities						
Due on Purchase of Securities	—	698	5,132	17	883	1,380
Due on Redemption of Fund Shares	103	10	1,228	—	370	32
Due to Investment Advisor	138	6	584	16	400	43
Accrued Expenses	56	16	72	21	65	61
Due on Futures Variation Margin	249	—	245	—	—	89
Total Liabilities	546	730	7,261	54	1,718	1,605
Net Assets	$ 291,448	$ 21,003	$1,341,876	$ 26,900	$ 716,413	$ 210,734
Represented By:						
Aggregate Paid in Capital (2), (3)	$ 295,842	$ 19,834	$1,296,618	$ 29,232	$ 771,661	$ 206,026
Undistributed Net Investment Income	433	10	1,100	—	13,635	1,833
Undistributed Accumulated Net Realized Gain (Loss) on Investments	(27,354)	3	4,389	(1,094)	(15,812)	(3,030)
Net Unrealized Appreciation (Depreciation) of:						
Investment Securities	22,236	1,156	39,514	(1,247)	(53,109)	5,705
Index Futures Contracts	291	—	255	—	—	200
Foreign Currency Transactions	—	—	—	9	38	—
Net Assets for Shares Outstanding (2)	$ 291,448	$ 21,003	$1,341,876	$ 26,900	$ 716,413	$ 210,734
Net Asset Value, Offering and Redemption Price per Share	$ 1.79	$ 1.02	$ 2.82	$ 0.91	$ 1.26	$ 1.12
(1) Investments, at cost	$ 269,397	$ 19,695	$1,297,362	$ 27,892	$ 768,972	$ 204,843
(2) Shares outstanding	163,226	20,692	475,353	29,680	567,291	187,863
(3) Shares authorized, $.01 par value	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000

The Accompanying Notes are an Integral Part of the Financial Statements

	Growth Stock Portfolio	J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio	Index 500 Stock Portfolio	Asset Allocation Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
	$ 705,795	$ 549,306	$ 40,627	$1,821,699	$ 41,845	$2,995,419	$ 144,262	$ 400,647	$ 459,453
	36	45	23	379	37	150	90	—	—
	528	314	126	1,140	100	1,371	95	399	795
	2,069	—	65	—	44	—	—	—	—
	516	839	63	1,791	227	19,219	3,441	5,054	865
	708,944	550,504	40,904	1,825,009	42,253	3,016,159	147,888	406,100	461,113
	11,325	1,294	136	—	2,047	—	48	8	18
	275	254	3	2,295	3	1,742	88	583	2,288
	247	262	20	601	14	765	63	103	118
	42	22	23	56	22	—	19	—	—
	477	—	—	182	51	2,515	—	—	—
	12,366	1,832	182	3,134	2,137	5,022	218	694	2,424
	$ 696,578	$ 548,672	$ 40,722	$1,821,875	$ 40,116	$3,011,137	$ 147,670	$ 405,406	$ 458,689
	$ 654,063	$ 598,200	$ 40,632	$1,310,505	$ 40,410	$2,297,462	$ 222,509	$ 389,975	$ 458,689
	7,118	4,120	3	21,311	2	105,732	196	21,476	—
	(53,135)	(29,958)	(183)	32,490	(202)	(22,305)	(65,411)	(2,381)	—
	88,196	(23,690)	270	457,451	(125)	629,161	(9,624)	(3,664)	—
	336	—	—	118	31	1,087	—	—	—
	—	—	—	—	—	—	—	—	—
	$ 696,578	$ 548,672	$ 40,722	$1,821,875	$ 40,116	$3,011,137	$ 147,670	$ 405,406	$ 458,689
	$ 2.03	$ 1.22	$ 0.97	$ 2.87	$ 0.97	$ 1.82	$ 0.65	$ 1.20	$ 1.00
	$ 617,599	$ 572,996	$ 40,357	$1,364,248	$ 41,970	$2,366,258	$ 153,886	$ 404,311	$ 459,453
	343,684	449,929	41,805	633,769	41,275	1,654,619	227,642	336,953	458,689
	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000	3,000,000	2,000,000	1,000,000	2,000,000

Statements of Operations

Northwestern Mutual Series Fund, Inc.
For the Year Ended December 31, 2001
(in thousands)

	Small Cap Growth Stock Portfolio	T. Rowe Price Small Cap Value Portfolio*	Aggressive Growth Stock Portfolio	International Growth Portfolio*	Franklin Templeton International Equity Portfolio	Index 400 Stock Portfolio	Growth Stock Portfolio
Investment Income							
Income							
Interest	$ 1,746	$ 17	$ 5,835	$ 17	$ 2,467	$ 744	$ 3,857
Dividends (1)	231	84	2,537	103	17,934	1,625	6,255
Total Income	1,977	101	8,372	120	20,401	2,369	10,112
Expenses							
Management Fees	1,505	42	7,235	78	4,967	430	2,966
Custodian Expenses	28	5	26	27	515	89	16
Other Expenses	—	5	—	9	5	6	—
Audit Fees	15	16	17	16	20	15	16
Total Expenses	1,548	68	7,278	130	5,507	540	2,998
Less Waived Fees:							
Paid by Affiliate	—	(18)	—	(16)	—	—	—
Paid Indirectly	(4)	(1)	(6)	—	—	(4)	(4)
Total Net Expenses	1,544	49	7,272	114	5,507	536	2,994
Net Investment Income	433	52	1,100	6	14,894	1,833	7,118
Realized and Unrealized Gain (Loss) on Investments and Foreign Currencies							
Net Realized Gain (Loss) on:							
Investment Securities	(24,820)	12	10,034	(1,077)	(15,783)	2,309	(39,043)
Index Futures Contracts	2,146	—	(1,126)	—	—	(5,283)	(10,857)
Foreign Currency Transactions	—	—	—	(33)	(816)	—	—
Net Realized Gain (Loss) on Investments	(22,674)	12	8,908	(1,110)	(16,599)	(2,974)	(49,900)
Net Change in Unrealized Appreciation (Depreciation) of:							
Investment Securities	14,011	1,156	(346,340)	(1,247)	(107,389)	2,084	(70,228)
Index Futures Contracts	(132)	—	(2,468)	—	—	172	581
Foreign Currency Transactions	—	—	—	9	497	—	—
Net Change in Unrealized Appreciation (Depreciation) of Investments	13,879	1,156	(348,808)	(1,238)	(106,892)	2,256	(69,647)
Net Gain (Loss) on Investments	(8,795)	1,168	(339,900)	(2,348)	(123,491)	(718)	(119,547)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (8,362)	$1,220	$(338,800)	$(2,342)	(108,597)	$ 1,115	$(112,429)
(1) Net of Foreign dividend tax	$ —	$ —	$ —	$ 12	$ 1,995	$ —	$ 7

* Commenced operations on 7/31/01.

The Accompanying Notes are an Integral Part of the Financial Statements

J.P. Morgan Select Growth and Income Stock Portfolio	Capital Guardian Domestic Equity Portfolio*	Index 500 Stock Portfolio	Asset Allocation Portfolio*	Balanced Portfolio	High Yield Bond Portfolio	Select Bond Portfolio	Money Market Portfolio
$ 592	$ 38	$ 754	$ 321	$ 106,646	$ 15,334	$22,648	$17,144
6,693	227	24,426	62	18,188	1,083	—	—
7,285	265	25,180	383	124,834	16,417	22,648	17,144
3,128	83	3,765	79	9,258	747	1,053	1,266
20	7	82	16	—	18	—	—
4	8	9	9	—	6	—	—
16	16	17	16	—	19	—	—
3,168	114	3,873	120	9,258	790	1,053	1,266
—	(20)	—	(23)	—	—	—	—
(3)	—	(4)	—	—	(2)	—	—
3,165	94	3,869	97	9,258	788	1,053	1,266
4,120	171	21,311	286	115,576	15,629	21,595	15,878
(19,827)	(183)	33,269	(356)	32,806	(19,780)	5,570	—
—	—	(450)	154	(44,054)	—	4,512	—
—	—	—	—	—	—	—	—
(19,827)	(183)	32,819	(202)	(11,248)	(19,780)	10,082	—
(30,330)	270	(303,181)	(125)	(209,330)	10,959	1,598	—
—	—	907	31	1,563	—	56	—
—	—	—	—	—	—	—	—
(30,330)	270	(302,274)	(94)	(207,767)	10,959	1,654	—
(50,157)	87	(269,455)	(296)	(219,015)	(8,821)	11,736	—
$(46,037)	$ 258	$(248,144)	$ (10)	$(103,439)	$ 6,808	$33,331	$15,878
$ 7	$ 1	$ 121	$ 2	$ 91	$ —	$ —	$ —

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 433	$ 349
Net Realized Loss on Investments	(22,674)	(4,090)
Net Change in Unrealized Appreciation (Depreciation) of Investments for the Period	13,879	(5,252)
Net Decrease in Net Assets Resulting from Operations	(8,362)	(8,993)
Distributions to Shareholders from:		
Net Investment Income	(19)	(330)
Net Realized Gain on Investments	(5)	(4,666)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(24)	(4,996)
Fund Share Transactions		
Proceeds from Sale of 45,505 and 110,714 Shares	78,169	222,618
Proceeds from Shares Issued on Reinvestment of Distributions Paid (13 and 2,632 shares, respectively)	24	4,996
Payments for 17,164 and 18,323 Shares Redeemed	(28,673)	(34,794)
Net Increase in Net Assets Resulting from Fund Share Transactions (28,354 and 95,023 shares, respectively)	49,520	192,820
Total Increase in Net Assets	41,134	178,831
Net Assets		
Beginning of Period	250,314	71,483
End of Period (Includes undistributed net investment income of $433 and $19, respectively)	$291,448	$250,314

T. Rowe Price Small Cap Value Portfolio

	For the Period July 31, 2001** through December 31, 2001
	(In thousands)
Increase in Net Assets	
Operations	
Net Investment Income	$ 52
Net Realized Gain on Investments	12
Net Change in Unrealized Appreciation of Investments for the Period	1,156
Net Increase in Net Assets Resulting from Operations	1,220
Distributions to Shareholders from:	
Net Investment Income	(51)
Net Realized Gain on Investments	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(51)
Fund Share Transactions	
Proceeds from Sale of 22,033 Shares	21,131
Proceeds from Shares Issued on Reinvestment of Distributions Paid of 50 shares	51
Payments for 1,391 Shares Redeemed	(1,348)
Net Increase in Net Assets Resulting from Fund Share Transactions of 20,692 shares	19,834
Total Increase in Net Assets	21,003
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $10)	$21,003

** Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 1,100	$ 1,517
Net Realized Gain on Investments	8,908	310,647
Net Change in Unrealized Depreciation of Investments for the Period	(348,808)	(224,154)
Net Increase (Decrease) in Net Assets Resulting from Operations	(338,800)	88,010
Distributions to Shareholders from:		
Net Investment Income	(1,517)	—
Net Realized Gain on Investments	(310,659)	(203,984)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(312,176)	(203,984)
Fund Share Transactions		
Proceeds from Sale of 86,780 and 178,227 Shares	305,560	890,503
Proceeds from Shares Issued on Reinvestment of Distributions Paid (101,785 and 45,880 shares, respectively)	312,176	203,984
Payments for 92,520 and 153,808 Shares Redeemed	(320,897)	(767,811)
Net Increase in Net Assets Resulting from Fund Share Transactions (96,045 and 70,299 shares, respectively)	296,839	326,676
Total Increase (Decrease) in Net Assets	(354,137)	210,702
Net Assets		
Beginning of Period	1,696,013	1,485,311
End of Period (Includes undistributed net investment income of $1,100 and $1,517, respectively)	$1,341,876	$1,696,013

International Growth Portfolio

	For the Period July 31, 2001** through December 31, 2001
	(In thousands)
Increase in Net Assets	
Operations	
Net Investment Income	$ 6
Net Realized Loss on Investments	(1,110)
Net Change in Unrealized Depreciation of Investments for the Period	(1,238)
Net Decrease in Net Assets Resulting from Operations	(2,342)
Distributions to Shareholders from:	
Net Investment Income	—
Net Realized Gain on Investments	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	—
Fund Share Transactions	
Proceeds from Sale of 29,730 Shares	29,286
Proceeds from Shares Issued on Reinvestment of Distributions Paid of 0 Shares	—
Payments for 50 Shares Redeemed	(44)
Net Increase in Net Assets Resulting from Fund Share Transactions of 29,680 Shares	29,242
Total Increase in Net Assets	26,900
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $0)	$26,900

** Portfolio commenced operations July 31, 2001.

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 14,894	$ 14,106
Net Realized Gain (Loss) on Investments	(16,599)	66,384
Net Change in Unrealized Depreciation of Investments for the Period	(106,892)	(78,157)
Net Decrease in Net Assets Resulting from Operations	(108,597)	2,333
Distributions to Shareholders from:		
Net Investment Income	(13,356)	(16,173)
Net Realized Gain on Investments	(67,555)	(41,802)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(80,911)	(57,975)
Fund Share Transactions		
Proceeds from Sale of 897,043 and 842,807 Shares	1,261,855	1,389,357
Proceeds from Shares Issued on Reinvestment of Distributions Paid (57,917 and 37,092 shares, respectively)	80,911	57,975
Payments for 883,476 and 817,728 Shares Redeemed	(1,246,462)	(1,354,243)
Net Increase in Net Assets Resulting from Fund Share Transactions (71,484 and 62,171 shares, respectively)	96,304	93,089
Total Increase (Decrease) in Net Assets	(93,204)	37,447
Net Assets		
Beginning of Period	809,617	772,170
End of Period (Includes undistributed net investment income of $13,635 and $12,912, respectively)	$ 716,413	$ 809,617

Index 400 Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 1,833	$ 1,888
Net Realized Gain (Loss) on Investments	(2,974)	14,347
Net Change in Unrealized Appreciation (Depreciation) of Investments for the Period	2,256	(333)
Net Increase in Net Assets Resulting from Operations	1,115	15,902
Distributions to Shareholders from:		
Net Investment Income	(21)	(1,867)
Net Realized Gain on Investments	(2,155)	(13,495)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(2,176)	(15,362)
Fund Share Transactions		
Proceeds from Sale of 77,185 and 80,621 Shares	84,032	99,261
Proceeds from Shares Issued on Reinvestment of Distributions Paid (1,962 and 14,227 shares, respectively)	2,176	15,362
Payments for 11,583 and 28,116 Shares Redeemed	(12,029)	(37,191)
Net Increase in Net Assets Resulting from Fund Share Transactions (67,564 and 66,732 shares, respectively)	74,179	77,432
Total Increase in Net Assets	73,118	77,972
Net Assets		
Beginning of Period	137,616	59,644
End of Period (Includes undistributed net investment income of $1,833 and $21, respectively)	$210,734	$137,616

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 7,118	$ 8,419
Net Realized Gain (Loss) on Investments	(49,900)	25,170
Net Change in Unrealized Depreciation of Investments for the Period	(69,647)	(55,596)
Net Decrease in Net Assets Resulting from Operations	(112,429)	(22,007)
Distributions to Shareholders from:		
Net Investment Income	(5,419)	(4,365)
Net Realized Gain on Investments	(25,531)	(30,683)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(30,950)	(35,048)
Fund Share Transactions		
Proceeds from Sale of 37,823 and 53,298 Shares	81,112	140,509
Proceeds from Shares Issued on Reinvestment of Distributions Paid (14,152 and 13,623 shares, respectively)	30,950	35,048
Payments for 20,655 and 9,117 Shares Redeemed	(42,921)	(23,820)
Net Increase in Net Assets Resulting from Fund Share Transactions (31,320 and 57,804 shares, respectively)	69,141	151,737
Total Increase (Decrease) in Net Assets	(74,238)	94,682
Net Assets		
Beginning of Period	770,816	676,134
End of Period (Includes undistributed net investment income of $7,118 and $5,419, respectively)	$696,578	$770,816

J.P. Morgan Select Growth & Income Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 4,120	$ 4,262
Net Realized Gain (Loss) on Investments	(19,827)	9,404
Net Change in Unrealized Depreciation of Investments for the Period	(30,330)	(57,201)
Net Decrease in Net Assets Resulting from Operations	(46,037)	(43,535)
Distributions to Shareholders from:		
Net Investment Income	(4,262)	(4,979)
Net Realized Gain on Investments	(15,376)	(30,759)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(19,638)	(35,738)
Fund Share Transactions		
Proceeds from Sale of 39,693 and 23,840 Shares	49,815	35,146
Proceeds from Shares Issued on Reinvestment of Distributions Paid (15,282 and 24,732 shares, respectively)	19,638	35,738
Payments for 28,597 and 48,882 Shares Redeemed	(35,087)	(73,182)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (26,378 and (310) shares, respectively)	34,366	(2,298)
Total Decrease in Net Assets	(31,309)	(81,571)
Net Assets		
Beginning of Period	579,981	661,552
End of Period (Includes undistributed net investment income of $4,120 and $4,262, respectively)	$548,672	$579,981

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

	For the Period July 31, 2001** through December 31, 2001
	(In thousands)
Increase in Net Assets	
Operations	
Net Investment Income	$ 171
Net Realized Loss on Investments	(183)
Net Change in Unrealized Appreciation of Investments for the Period	270
Net Increase in Net Assets Resulting from Operations	258
Distributions to Shareholders from:	
Net Investment Income	(168)
Net Realized Gain on Investments	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(168)
Fund Share Transactions	
Proceeds from Sale of 42,542 Shares	41,341
Proceeds from Shares Issued on Reinvestment of Distributions Paid of 174 shares	168
Payments for 911 Shares Redeemed	(877)
Net Increase in Net Assets Resulting from Fund Share Transactions of 41,805 shares	40,632
Total Increase in Net Assets	40,722
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $3)	$40,722

** Portfolio commenced operations July 31, 2001.

Index 500 Stock Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 21,311	$ 24,105
Net Realized Gain on Investments	32,819	60,105
Net Change in Unrealized Depreciation of Investments for the Period	(302,274)	(283,247)
Net Decrease in Net Assets Resulting from Operations	(248,144)	(199,037)
Distributions to Shareholders from:		
Net Investment Income	(24,105)	(22,921)
Net Realized Gain on Investments	(59,088)	(65,358)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(83,193)	(88,279)
Fund Share Transactions		
Proceeds from Sale of 47,523 and 39,698 Shares	142,837	147,411
Proceeds from Shares Issued on Reinvestment of Distributions Paid (26,836 and 24,022 shares, respectively)	83,193	88,279
Payments for 49,022 and 39,762 Shares Redeemed	(145,755)	(147,393)
Net Increase in Net Assets Resulting from Fund Share Transactions (25,337 and 23,958 shares, respectively)	80,275	88,297
Total Decrease in Net Assets	(251,062)	(199,019)
Net Assets		
Beginning of Period	2,072,937	2,271,956
End of Period (Includes undistributed net investment income of $21,311 and $24,105, respectively)	$1,821,875	$2,072,937

The Accompanying Notes are an Integral Part of the Financial Statements

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

	For the Period July 31, 2001** through December 31, 2001
	(In thousands)
Increase in Net Assets	
Operations	
Net Investment Income	$ 286
Net Realized Loss on Investments	(202)
Net Change in Unrealized Depreciation of Investments for the Period	(94)
Net Decrease in Net Assets Resulting from Operations	(10)
Distributions to Shareholders from:	
Net Investment Income	(284)
Net Realized Gain on Investments	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(284)
Fund Share Transactions	
Proceeds from Sale of 41,212 Shares	40,347
Proceeds from Shares Issued on Reinvestment of Distributions Paid of 292 shares	284
Payments for 229 Shares Redeemed	(221)
Net Increase in Net Assets Resulting from Fund Share Transactions of 41,275 shares	40,410
Total Increase in Net Assets	40,116
Net Assets	
Beginning of Period	—
End of Period (Includes undistributed net investment income of $2)	$40,116

** Portfolio commenced operations July 31, 2001.

Balanced Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 115,576	$ 118,443
Net Realized Gain (Loss) on Investments	(11,248)	108,200
Net Change in Unrealized Depreciation of Investments for the Period	(207,767)	(230,492)
Net Decrease in Net Assets Resulting from Operations	(103,439)	(3,849)
Distributions to Shareholders from:		
Net Investment Income	(127,987)	(114,893)
Net Realized Gain on Investments	(112,544)	(167,534)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(240,531)	(282,427)
Fund Share Transactions		
Proceeds from Sale of 44,213 and 17,894 Shares	82,145	37,754
Proceeds from Shares Issued on Reinvestment of Distributions Paid (129,457 and 139,058 shares, respectively)	240,531	282,427
Payments for 118,592 and 158,895 Shares Redeemed	(220,768)	(338,606)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (55,078 and (1,943) shares, respectively)	101,908	(18,425)
Total Decrease in Net Assets	(242,062)	(304,701)
Net Assets		
Beginning of Period	3,253,199	3,557,900
End of Period (Includes undistributed net investment income of $105,732 and $117,944, respectively)	$3,011,137	$3,253,199

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 15,629	$ 16,296
Net Realized Loss on Investments	(19,780)	(15,781)
Net Change in Unrealized Appreciation (Depreciation) of Investments for the Period	10,959	(7,398)
Net Increase (Decrease) in Net Assets Resulting from Operations	6,808	(6,883)
Distributions to Shareholders from:		
Net Investment Income	(15,601)	(16,401)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(15,601)	(16,401)
Fund Share Transactions		
Proceeds from Sale of 35,236 and 12,332 Shares	25,721	9,921
Proceeds from Shares Issued on Reinvestment of Distributions Paid (24,080 and 23,819 shares, respectively)	15,601	16,401
Payments for 31,719 and 32,449 Shares Redeemed	(23,066)	(26,255)
Net Increase in Net Assets Resulting from Fund Share Transactions (27,597 and 3,702 shares, respectively)	18,256	67
Total Increase (Decrease) in Net Assets	9,463	(23,217)
Net Assets		
Beginning of Period	138,207	161,424
End of Period (Includes undistributed net investment income of $196 and $168, respectively)	$147,670	$138,207

Select Bond Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 21,595	$ 19,180
Net Realized Gain (Loss) on Investments	10,082	(5,024)
Net Change in Unrealized Appreciation of Investments for the Period	1,654	13,071
Net Increase in Net Assets Resulting from Operations	33,331	27,227
Distributions to Shareholders from:		
Net Investment Income	(19,294)	(19,349)
Net Realized Gain on Investments	—	—
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(19,294)	(19,349)
Fund Share Transactions		
Proceeds from Sale of 87,848 and 19,112 Shares	104,150	21,374
Proceeds from Shares Issued on Reinvestment of Distributions Paid (16,955 and 18,463 shares, respectively)	19,294	19,349
Payments for 20,005 and 38,678 Shares Redeemed	(23,753)	(43,416)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (84,798 and (1,103) shares, respectively)	99,691	(2,693)
Total Increase in Net Assets	113,728	5,185
Net Assets		
Beginning of Period	291,678	286,493
End of Period (Includes undistributed net investment income of $21,476 and $18,919, respectively)	$405,406	$291,678

The Accompanying Notes are an Integral Part of the Financial Statements

Statements of Changes in Net Assets

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000
	(In thousands)	
Increase in Net Assets		
Operations		
Net Investment Income	$ 15,878	$ 22,612
Net Increase in Net Assets Resulting from Operations	15,878	22,612
Distributions to Shareholders from:		
Net Investment Income	(15,878)	(22,612)
Net Decrease in Net Assets Resulting from Distributions to Shareholders	(15,878)	(22,612)
Fund Share Transactions		
Proceeds from Sale of 1,720,066 and 2,096,168 Shares	1,720,084	2,096,166
Proceeds from Shares Issued on Reinvestment of Distributions Paid (15,879 and 22,612 shares, respectively)	15,879	22,612
Payments for 1,661,729 and 2,138,607 Shares Redeemed	(1,661,729)	(2,138,607)
Net Increase (Decrease) in Net Assets Resulting from Fund Share Transactions (74,216 and (19,827) shares, respectively)	74,234	(19,829)
Total Increase (Decrease) in Net Assets	74,234	(19,829)
Net Assets		
Beginning of Period	384,455	404,284
End of Period (No undistributed net investment income)	$ 458,689	$ 384,455

The Accompanying Notes are an Integral Part of the Financial Statements

Northwestern Mutual Series Fund, Inc.

Small Cap Growth Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31, 2001	For the Year Ended December 31, 2000	For the Period April 30, 1999* through December 31, 1999
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 1.86	$ 1.79	$ 1.00
Income from Investment Operations:			
Net Investment Income	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.07)	0.13	0.85
Total from Investment Operations	(0.07)	0.13	0.85
Less Distributions:			
Distributions from Net Investment Income	—	—	—
Distributions from Realized Gains on Investments	—	(0.06)	(0.06)
Total Distributions	—	(0.06)	(0.06)
Net Asset Value, End of Period	$ 1.79	$ 1.86	$ 1.79
Total Return†	(3.76%)	6.71%	86.09%
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$291,448	$250,314	$71,483
Ratio of Gross Expenses to Average Net Assets	0.60%	0.67%	1.03%***
Ratio of Net Expenses to Average Net Assets	0.60%	0.67%	1.00%***
Ratio of Net Investment Income (Loss) to Average Net Assets	0.17%	0.19%	(0.07%)***
Portfolio Turnover Rate	70.58%	86.13%	70.72%

T. Rowe Price Small Cap Value Portfolio

(For a share outstanding throughout the period)

	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	—
Net Realized and Unrealized Gains on Investments	0.02
Total from Investment Operations	0.02
Less Distributions:	
Distributions from Net Investment Income	—
Distributions from Realized Gains on Investments	—
Total Distributions	—
Net Asset Value, End of Period	$ 1.02
Total Return†	1.76%
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$21,003
Ratio of Gross Expenses to Average Net Assets	1.36%***
Ratio of Net Expenses to Average Net Assets	1.00%***
Ratio of Net Investment Income to Average Net Assets	1.03%***
Portfolio Turnover Rate	49.70%

* Portfolio commenced operations April 30, 1999.
** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Aggressive Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 4.47	$ 4.81	$ 3.46	$ 3.34	$ 3.15
Income from Investment Operations:					
Net Investment Income	—	—	—	—	—
Net Realized and Unrealized Gains (Losses) on Investments	(0.83)	0.29	1.48	0.24	0.39
Total from Investment Operations	(0.83)	0.29	1.48	0.24	0.39
Less Distributions:					
Distributions from Net Investment Income	—	—	—	—	—
Distributions from Realized Gains on Investments	(0.82)	(0.63)	(0.13)	(0.12)	(0.20)
Total Distributions	(0.82)	(0.63)	(0.13)	(0.12)	(0.20)
Net Asset Value, End of Period	$ 2.82	$ 4.47	$ 4.81	$ 3.46	$ 3.34
Total Return†	(19.87%)	6.18%	43.78%	7.56%	13.86%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,341,876	$1,696,013	$1,485,311	$1,137,466	$1,067,068
Ratio of Expenses to Average Net Assets	0.52%	0.52%	0.51%	0.52%	0.53%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.08%	0.09%	(0.02%)	0.04%	0.06%
Portfolio Turnover Rate	70.40%	63.18%	68.64%	50.43%	57.27%

International Growth Portfolio

(For a share outstanding throughout the period)	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	—
Net Realized and Unrealized Gains on Investments	(0.09)
Total from Investment Operations	(0.09)
Less Distributions:	
Distributions from Net Investment Income	—
Distributions from Realized Gains on Investments	—
Total Distributions	—
Net Asset Value, End of Period	$ 0.91
Total Return†	(9.40%)
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$26,900
Ratio of Gross Expenses to Average Net Assets	1.25%***
Ratio of Net Expenses to Average Net Assets	1.10%***
Ratio of Net Investment Income to Average Net Assets	0.05%***
Portfolio Turnover Rate	18.45%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Franklin Templeton International Equity Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.63	$ 1.78	$ 1.68	$ 1.69	$ 1.56
Income from Investment Operations:					
Net Investment Income	0.02	0.02	0.03	0.05	0.04
Net Realized and Unrealized Gains on Investments	(0.23)	(0.04)	0.33	0.04	0.15
Total from Investment Operations	(0.21)	(0.02)	0.36	0.09	0.19
Less Distributions:					
Distributions from Net Investment Income	(0.03)	(0.04)	(0.05)	(0.04)	(0.04)
Distributions from Realized Gains on Investments	(0.13)	(0.09)	(0.21)	(0.06)	(0.02)
Total Distributions	(0.16)	(0.13)	(0.26)	(0.10)	(0.06)
Net Asset Value, End of Period	$ 1.26	$ 1.63	$ 1.78	$ 1.68	$ 1.69
Total Return†	(14.00%)	(0.79%)	22.88%	4.82%	12.28%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$716,413	$809,617	$772,170	$671,106	$659,850
Ratio of Expenses to Average Net Assets	0.74%	0.73%	0.74%	0.76%	0.77%
Ratio of Net Investment Income to Average Net Assets	1.99%	1.77%	2.62%	3.38%	2.75%
Portfolio Turnover Rate	34.52%	26.95%	38.37%	30.41%	16.74%

Index 400 Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,		For the Period April 30, 1999* through December 31,
	2001	2000	1999
Selected Per Share Data			
Net Asset Value, Beginning of Period	$ 1.14	$ 1.11	$ 1.00
Income from Investment Operations:			
Net Investment Income	—	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.01)	0.16	0.12
Total from Investment Operations	(0.01)	0.18	0.13
Less Distributions:			
Distributions from Net Investment Income	—	(0.02)	(0.01)
Distributions from Realized Gains on Investments	(0.01)	(0.13)	(0.01)
Total Distributions	(0.01)	(0.15)	(0.02)
Net Asset Value, End of Period	$ 1.12	$ 1.14	$ 1.11
Total Return†	(0.65%)	17.21%	12.83%
Ratios and Supplemental Data			
Net Assets, End of Period (in thousands)	$210,734	$137,616	$59,644
Ratio of Gross Expenses to Average Net Assets	0.31%	0.32%	0.46%***
Ratio of Net Expenses to Average Net Assets	0.31%	0.32%	0.35%***
Ratio of Net Investment Income to Average Net Assets	1.06%	1.71%	1.69%***
Portfolio Turnover Rate	19.06%	54.60%	26.51%

* Portfolio commenced operations April 30, 1999.

*** Computed on an annualized basis.

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Growth Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.47	$ 2.66	$ 2.25	$ 1.81	$ 1.46
Income from Investment Operations:					
Net Investment Income	0.02	0.03	0.03	0.02	0.02
Net Realized and Unrealized Gains (Losses) on Investments	(0.36)	(0.09)	0.47	0.46	0.42
Total from Investment Operations	(0.34)	(0.06)	0.50	0.48	0.44
Less Distributions:					
Distributions from Net Investment Income	(0.02)	(0.02)	(0.03)	(0.02)	(0.02)
Distributions from Realized Gains on Investments	(0.08)	(0.11)	(0.06)	(0.02)	(0.07)
Total Distributions	(0.10)	(0.13)	(0.09)	(0.04)	(0.09)
Net Asset Value, End of Period	$ 2.03	$ 2.47	$ 2.66	$ 2.25	$ 1.81
Total Return†	(14.22%)	(2.49%)	22.50%	26.69%	29.85%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$696,578	$770,816	$676,134	$421,282	$243,071
Ratio of Expenses to Average Net Assets	0.43%	0.43%	0.43%	0.46%	0.49%
Ratio of Net Investment Income to Average Net Assets	1.01%	1.12%	1.22%	1.10%	1.24%
Portfolio Turnover Rate	27.98%	28.01%	27.26%	21.64%	33.20%

J.P. Morgan Select Growth & Income Stock Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.37	$ 1.56	$ 1.62	$ 1.33	$ 1.32
Income from Investment Operations:					
Net Investment Income	0.01	0.01	0.01	0.01	0.01
Net Realized and Unrealized Gains (Losses) on Investments	(0.11)	(0.11)	0.12	0.29	0.37
Total from Investment Operations	(0.10)	(0.10)	0.13	0.30	0.38
Less Distributions:					
Distributions from Net Investment Income	(0.01)	(0.01)	—	(0.01)	(0.01)
Distributions from Realized Gains on Investments	(0.04)	(0.08)	(0.19)	—	(0.36)
Total Distributions	(0.05)	(0.09)	(0.19)	(0.01)	(0.37)
Net Asset Value, End of Period	$ 1.22	$ 1.37	$ 1.56	$ 1.62	$ 1.33
Total Return†	(7.77%)	(6.97%)	7.47%	23.14%	30.03%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$548,672	$579,981	$661,552	$570,970	$371,935
Ratio of Expenses to Average Net Assets	0.58%	0.57%	0.57%	0.58%	0.60%
Ratio of Net Investment Income to Average Net Assets	0.75%	0.68%	0.80%	1.00%	1.04%
Portfolio Turnover Rate	44.37%	47.67%	106.93%	160.40%	144.52%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Capital Guardian Domestic Equity Portfolio

(For a share outstanding throughout the period)

	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	—
Net Realized and Unrealized Gains on Investments	(0.03)
Total from Investment Operations	(0.03)
Less Distributions:	
Distributions from Net Investment Income	—
Distributions from Realized Gains on Investments	—
Total Distributions	—
Net Asset Value, End of Period	$ 0.97
Total Return†	(2.19%)
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$40,722
Ratio of Gross Expenses to Average Net Assets	0.90%***
Ratio of Net Expenses to Average Net Assets	0.75%***
Ratio of Net Investment Income to Average Net Assets	1.32%***
Portfolio Turnover Rate	18.98%

Index 500 Stock Portfolio

(For a share outstanding throughout the period)

	For the Year Ended December 31,				
	2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 3.41	$ 3.89	$ 3.29	$ 2.64	$ 2.06
Income from Investment Operations:					
Net Investment Income	0.03	0.04	0.04	0.04	0.04
Net Realized and Unrealized Gains (Losses) on Investments	(0.43)	(0.37)	0.64	0.71	0.62
Total from Investment Operations	(0.40)	(0.33)	0.68	0.75	0.66
Less Distributions:					
Distributions from Net Investment Income	(0.04)	(0.04)	(0.03)	(0.04)	(0.04)
Distributions from Realized Gains on Investments	(0.10)	(0.11)	(0.05)	(0.06)	(0.04)
Total Distributions	(0.14)	(0.15)	(0.08)	(0.10)	(0.08)
Net Asset Value, End of Period	$ 2.87	$ 3.41	$ 3.89	$ 3.29	$ 2.64
Total Return†	(11.88%)	(8.75%)	20.91%	28.72%	33.20%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$1,821,875	$2,072,937	$2,271,956	$1,690,680	$1,152,857
Ratio of Expenses to Average Net Assets	0.21%	0.20%	0.20%	0.21%	0.21%
Ratio of Net Investment Income to Average Net Assets	1.13%	1.08%	1.16%	1.40%	1.86%
Portfolio Turnover Rate	2.92%	6.47%	5.65%	3.03%	3.15%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Financial Highlights

Northwestern Mutual Series Fund, Inc.

Asset Allocation Portfolio

(For a share outstanding throughout the period)

	For the Period July 31, 2001** through December 31, 2001
Selected Per Share Data	
Net Asset Value, Beginning of Period	$ 1.00
Income from Investment Operations:	
Net Investment Income	0.01
Net Realized and Unrealized Gains on Investments	(0.03)
Total from Investment Operations	(0.02)
Less Distributions:	
Distributions from Net Investment Income	(0.01)
Distributions from Realized Gains on Investments	—
Total Distributions	(0.01)
Net Asset Value, End of Period	$ 0.97
Total Return†	(2.10%)
Ratios and Supplemental Data	
Net Assets, End of Period (in thousands)	$40,116
Ratio of Gross Expenses to Average Net Assets	0.92%***
Ratio of Net Expenses to Average Net Assets	0.75%***
Ratio of Net Investment Income to Average Net Assets	2.19%***
Portfolio Turnover Rate	55.88%

Balanced Portfolio

	For the Year Ended December 31,				
(For a share outstanding throughout the period)	2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 2.03	$ 2.22	$ 2.22	$ 1.99	$ 1.72
Income from Investment Operations:					
Net Investment Income	0.08	0.08	0.07	0.07	0.07
Net Realized and Unrealized Gains (Losses) on Investments	(0.13)	(0.09)	0.17	0.29	0.28
Total from Investment Operations	(0.05)	(0.01)	0.24	0.36	0.35
Less Distributions:					
Distributions from Net Investment Income	(0.08)	(0.07)	(0.07)	(0.07)	(0.06)
Distributions from Realized Gains on Investments	(0.08)	(0.11)	(0.17)	(0.06)	(0.02)
Total Distributions	(0.16)	(0.18)	(0.24)	(0.13)	(0.08)
Net Asset Value, End of Period	$ 1.82	$ 2.03	$ 2.22	$ 2.22	$ 1.99
Total Return†	(3.15%)	(0.17%)	11.18%	18.88%	21.52%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$3,011,137	$3,253,199	$3,557,900	$3,282,071	$2,788,494
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	3.75%	3.47%	3.36%	3.48%	3.70%
Portfolio Turnover Rate	50.37%	24.36%	27.16%	44.18%	29.94%

** Portfolio commenced operations July 31, 2001.
*** Computed on an annualized basis.
† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees, not annualized for periods less than one year.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

High Yield Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 0.69	$ 0.82	$ 0.94	$ 1.06	$ 1.10
Income from Investment Operations:					
Net Investment Income	0.08	0.09	0.11	0.10	0.11
Net Realized and Unrealized Gains (Losses) on Investments	(0.04)	(0.13)	(0.12)	(0.12)	0.06
Total from Investment Operations	0.04	(0.04)	(0.01)	(0.02)	0.17
Less Distributions:					
Distributions from Net Investment Income	(0.08)	(0.09)	(0.11)	(0.10)	(0.14)
Distributions from Realized Gains on Investments	—	—	—	—	(0.07)
Total Distributions	(0.08)	(0.09)	(0.11)	(0.10)	(0.21)
Net Asset Value, End of Period	$ 0.65	$ 0.69	$ 0.82	$ 0.94	$ 1.06
Total Return†	5.03%	(4.60%)	(0.44%)	(1.84%)	15.85%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$147,670	$138,207	$161,424	$184,782	$153,038
Ratio of Gross Expenses to Average Net Assets	0.53%	0.53%	0.50%	0.50%	0.55%
Ratio of Net Expenses to Average Net Assets	0.53%	0.52%	0.50%	0.50%	0.55%
Ratio of Net Investment Income to Average Net Assets	10.48%	10.90%	11.15%	10.85%	9.95%
Portfolio Turnover Rate	96.41%	124.91%	139.87%	153.71%	129.49%

Select Bond Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.16	$ 1.13	$ 1.25	$ 1.26	$ 1.22
Income from Investment Operations:					
Net Investment Income	0.06	0.08	0.08	0.08	0.08
Net Realized and Unrealized Gains (Losses) on Investments	0.05	0.03	(0.09)	—	0.04
Total from Investment Operations	0.11	0.11	(0.01)	0.08	0.12
Less Distributions:					
Distributions from Net Investment Income	(0.07)	(0.08)	(0.08)	(0.08)	(0.08)
Distributions from Realized Gains on Investments	—	—	(0.03)	(0.01)	—
Total Distributions	(0.07)	(0.08)	(0.11)	(0.09)	(0.08)
Net Asset Value, End of Period	$ 1.20	$ 1.16	$ 1.13	$ 1.25	$ 1.26
Total Return†	10.37%	10.21%	(1.00%)	7.07%	9.46%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$405,406	$291,678	$286,493	$298,034	$244,835
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	6.15%	6.84%	6.56%	6.87%	7.03%
Portfolio Turnover Rate	151.27%	139.89%	76.65%	161.79%	184.93%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.

Money Market Portfolio

(For a share outstanding throughout the period)	For the Year Ended December 31, 2001	2000	1999	1998	1997
Selected Per Share Data					
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:					
Net Investment Income	0.04	0.06	0.05	0.05	0.05
Total from Investment Operations	0.04	0.06	0.05	0.05	0.05
Less Distributions:					
Distributions from Net Investment Income	(0.04)	(0.06)	(0.05)	(0.05)	(0.05)
Total Distributions	(0.04)	(0.06)	(0.05)	(0.05)	(0.05)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return†	3.91%	6.28%	5.10%	5.43%	5.47%
Ratios and Supplemental Data					
Net Assets, End of Period (in thousands)	$458,689	$384,455	$404,284	$291,464	$194,470
Ratio of Expenses to Average Net Assets	0.30%	0.30%	0.30%	0.30%	0.30%
Ratio of Net Investment Income to Average Net Assets	3.76%	6.08%	4.99%	5.26%	5.33%

† Total Return includes deductions for management and other fund expenses; excludes deductions for sales loads and account fees.

The Accompanying Notes are an Integral Part of the Financial Statements.

Northwestern Mutual Series Fund, Inc.
Notes to Financial Statements
December 31, 2001

Note 1 — Northwestern Mutual Series Fund, Inc. (the "Series Fund"), is registered as a diversified open-end investment company under the Investment Company Act of 1940. The Series Fund consists of the Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, Balanced Portfolio, High Yield Bond Portfolio, Select Bond Portfolio and the Money Market Portfolio (the "Portfolios"). Shares are presently offered only to The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") and its segregated asset accounts.

On July 31, 2001, four new portfolios commenced operations in the Series Fund: T. Rowe Price Small Cap Value Portfolio, International Growth Stock Portfolio, Capital Guardian Domestic Equity Portfolio and the Asset Allocation Portfolio. These four new portfolios were each organized with 2,000,000,000 authorized shares of Common Stock. Par value is $.01 per share. Northwestern Mutual purchased 25,010,000 shares of each of the International Growth Stock, Capital Guardian Domestic Equity, and the Asset Allocation Portfolios at $1.00 per share and 5,010,000 shares of the T. Rowe Price Small Cap Value Portfolio at $1.00 per share.

Note 2 — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principal accounting policies are summarized below.

Note 3 — Stocks listed on a national or foreign stock exchange are valued at the final sale price, or final bid price in absence of a sale. Stocks not listed on a national or foreign stock exchange are valued at the closing bid price on the over-the-counter market. Bonds are valued on the basis of prices furnished by a service which determines prices for normal institutional size trading units of bonds. Money market investments, other than in the Money Market Portfolio, with maturities exceeding sixty days but generally not exceeding one year are valued by marking to market on the basis of an average of the most recent bid prices or yields. Money market investments with maturities of sixty days or less and all securities in the Money Market Portfolio are valued on an amortized cost basis or, if the current market value differs substantially from the amortized cost, by marking to market. When quotations are not readily available, securities are valued at fair value determined by procedures approved by the Board of Directors.

Note 4 — Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts on the date of valuation. Purchases and sales of securities and income items denominated in foreign currencies are translated in U.S. dollar amounts on the respective dates of such transactions. When the International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio purchases or sells a foreign security they may enter into a foreign exchange currency contract to minimize market risk for the trade date to the settlement date of such transaction. Such foreign exchange currency contracts are marked to market daily.

The Portfolios may enter into forward foreign currency contracts to hedge against exchange rate risk arising from investments in securities denominated in foreign currencies. Contracts valued at the contractual forward rate are marked to market daily, with the change in market value recorded as an unrealized gain or loss. When the contracts are closed, a realized gain or loss is incurred. Risks may arise from changes in market value of the underlying instruments and from the possible inability of counterparties to meet the terms of their contracts.

The International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Asset Allocation Portfolio, Balanced Portfolio and Select Bond Portfolio do not separately report the results of operations due to changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized or unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade date and the settlement date on security transactions, the differences between the amounts of dividends and foreign withholding taxes recorded on the portfolio's books, and the U.S. dollar equivalent of the amounts actually received or paid.

Note 5 — The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios invest in futures contracts as an alternative to investing in individual securities. The Small Cap Growth Stock, Aggressive Growth Stock, Index 400 Stock, Growth Stock, Index 500 Stock, Asset Allocation, Balanced and Select Bond Portfolios could be exposed to market risk due to changes in the value of the underlying securities or due to an illiquid secondary market. Futures contracts are marked to market daily based upon quoted settlement prices. The Portfolios receive from or pay to brokers an amount of cash equal to the daily fluctuation in the value of the contracts. Such receipts or payments, known as the "variation margin," are recorded by the Portfolios as unrealized gains or losses. When the contract is closed, the Portfolios record a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Note 6 — Interest income and discounts earned are recorded daily on the accrual basis and dividend income is recorded on the ex-dividend date or as soon as information from foreign issues is available. Where applicable, dividends are recorded net of foreign dividend tax. Discounts and premiums on securities purchased are amortized over the life of the respective securities using the effective interest method. Securities transactions are accounted for on trade date. The basis for determining cost on sale of securities is identified cost. For the period ended December 31, 2001, transactions in securities other than money market investments were:

Portfolios	Total Security Purchases	U.S. Govt. Security Purchases	Total Security Sales/ Maturities	U.S. Govt. Security Sales/ Maturities
	(Amounts in thousands)			
Small Cap Growth Stock	$ 156,527		$ 150,818	
T. Rowe Price SmallCap Value	25,344		5,650	
Aggressive Growth Stock	898,942		896,962	
International Growth Stock Portfolio	31,297		3,804	
Franklin Templeton International Equity	329,388		253,695	
Index 400 Stock	104,728		29,922	
Growth Stock	176,397		170,919	
J.P. Morgan Select Growth & Income Stock	238,281		242,860	
Capital Guardian Domestic Equity Portfolio	41,828		4,668	
Index 500 Stock	102,703		54,443	
Asset Allocation Portfolio	43,496	$ 10,325	12,108	$ 8,343
Balanced	1,353,488	811,300	1,392,247	1,019,349
High Yield Bond	131,766		131,426	
Select Bond	552,332	355,929	472,276	337,712

Note 7 — The Series Fund and its Portfolios are parties to annually renewable contracts pursuant to which each Portfolio pays a charge for investment management and administrative services. Each Portfolio pays at an annual rate based on the average daily net asset values of each Portfolio. For the T. Rowe Price Small Cap Value Portfolio the rate is .85%, for the Index 500 Stock Portfolio the rate is .20%, for the Index 400 Stock Portfolio the rate is .25%, and for the Balanced, Select Bond and Money Market Portfolios the rate is .30%. For the other Portfolios the rate for the investment advisory

fee is graded by the asset size of the Portfolio according to the following schedule:

Portfolios	First $50 Million	Next $50 Million	Excess
Small Cap Growth Stock	.80%	.65%	.50%
Aggressive Growth Stock	.80%	.65%	.50%
Franklin Templeton International Equity	.85%	.65%	.65%
Growth Stock	.60%	.50%	.40%
J.P. Morgan Select Growth & Income Stock	.70%	.60%	.55%
High Yield Bond	.60%	.50%	.40%

Portfolios	First $100 Million	Next $150 Million	Excess
Capital Guardian Domestic Equity	.65%	.55%	.50%
International Growth Stock	.75%	.65%	.55%
Asset Allocation	.60%	.50%	.40%

These amounts are paid to Northwestern Mutual Investment Services, LLC ("NMIS"), a wholly owned company of Northwestern Mutual, which is the manager and investment adviser of the Fund. Northwestern Mutual is also a party to the agreement. Other costs for each Portfolio are paid either by the Portfolios, Northwestern Mutual, or NMIS depending upon the applicable agreement in place. Effective January 1, 2002, Mason Street Advisers, LLC ("MSA"), a wholly owned company of Northwestern Mutual, will replace NMIS as the manager and investment advisor of the Fund.

The Small Cap Growth Stock Portfolio, T. Rowe Price Small Cap Value Portfolio, Aggressive Growth Stock Portfolio, International Growth Stock Portfolio, Franklin Templeton International Equity Portfolio, Index 400 Stock Portfolio, Growth Stock Portfolio, J.P. Morgan Select Growth & Income Stock Portfolio, Capital Guardian Domestic Equity Portfolio, Index 500 Stock Portfolio, Asset Allocation Portfolio, and High Yield Bond Portfolio pay their own custodian fees. In addition, certain Portfolios pay a portion of their custodian fees indirectly through expense offset arrangements. Custodian fees are reduced for Portfolios that maintain compensating balances in non-interest bearing accounts. The Portfolios could have invested the assets used to pay for the custodian fees, had the assets not been used in the expense offset arrangements. For the period ended December 31, 2001, the amounts paid through expense offset arrangements are $4,075 in the Small Cap Growth Stock Portfolio, $586 in the T. Rowe Price Small Cap Value Portfolio, $6,329 in the Aggressive Growth Stock Portfolio, $3,356 in the Index 400 Stock Portfolio, $4,118 in the Growth Stock Portfolio, $2,986 in the J.P. Morgan Select Growth & Income Stock Portfolio, $274 in the Capital Guardian Domestic Equity Portfolio, $4,281 in the Index 500 Stock Portfolio, $488 in the Asset Allocation Portfolio, and $1,970 in the High Yield Bond Portfolio.

J.P. Morgan Investment Management, Inc. ("J.P. Morgan"), Templeton Investment Counsel, Inc. ("Templeton Counsel"), T. Rowe Price Associates, Inc. ("T. Rowe Price") and Capital Guardian Trust Company ("Capital Guardian") have been retained under an investment subadvisory agreement to provide investment advice and, in general, to conduct the management investment program of the J.P. Morgan Select Growth & Income Stock Portfolio, the Franklin Templeton International Equity Portfolio, the T. Rowe Price Small Cap Value Portfolio and the Capital Guardian Domestic Equity Portfolio, respectively. NMIS pays J.P. Morgan .45% on the first $100 million of the combined net assets for all funds managed for Northwestern Mutual by J.P. Morgan, .40% on the next $100 million, .35% on the next $200 million and .30% in excess of $400 million. NMIS pays Templeton Counsel .50% on the first $100 million of the combined net assets for all funds managed for Northwestern Mutual by Templeton Counsel and .40% in excess of $100 million. NMIS pays T. Rowe Price an annual rate of .60% of the Portfolio's average daily net assets. NMIS pays Capital Guardian a flat annual fee of $375,000 on the Portfolio's assets of $100 million or less and .275% on net assets in excess of $100 million.

The Growth Stock, Aggressive Growth Stock, Small Cap Growth Stock and Asset Allocation Portfolios paid commissions on Fund transactions to an affiliated broker in the amounts of $1,362, $178,992, $3,786 and $2,046, respectively, for the year ended December 31, 2001.

Note 8 — Each of the Portfolios of the Series Fund has elected to be taxed as a regulated investment company meeting certain requirements under the Internal Revenue Code. Since each expects to distribute all net investment income and net realized capital gains, the Portfolios anticipate incurring no federal income taxes.

Taxable distributions from net investment income and realized capital gains in the Portfolios differ from book amounts earned during the period due to differences in the timing of capital gains recognition and due to the reclassification of certain gains or losses from capital to income. The differences between cost amounts for book

purposes and tax purposes are principally due to treatment of deferred losses.

It is the policy of the Portfolios to reclassify the net effect of permanent differences between book and taxable income to capital accounts on the statements of assets and liabilities.

After October 31, 2001, the Aggressive Growth Stock, International Growth Stock, Franklin Templeton International Equity, J.P. Morgan Select Growth & Income Stock, Capital Guardian Domestic Equity, Index 500 Stock and High Yield Bond Portfolios had capital losses in the amounts of $12,647,928, $914,957, $4,193,591, $6,639,459, $117,050, $707,261 and $6,432,818, respectively. The International Growth Stock and Franklin Templeton International Equity Portfolios had currency losses in the amounts of $16,787 and $23,291, respectively. These amounts are deferred and deemed to have occurred in the next fiscal year. For Federal income tax purposes, the Small Cap Growth Stock, International Growth Stock, Franklin Templeton International Equity, Index 400 Stock, Growth Stock, J.P. Morgan Select Growth & Income Stock, Capital Guardian Domestic Equity, Asset Allocation and Balanced Portfolios also have net realized capital losses of $25,189,147, $162,404, $11,599,888, $2,803,777, $52,222,224, $18,238,809, $51,512, $144,649 and $4,462,390, respectively, which will be carried forward to offset future net realized gains. The amounts expire in 2009. The High Yield Bond Portfolio has a net realized capital loss of $58,963,786. The amounts expire as follows: $2,661,875 in 2006, $23,977,979 in 2007, $21,128,704 in 2008 and $11,195,228 in 2009. The Select Bond Portfolio utilized $6,607,991 of prior capital loss carry forwards.

For Federal income tax purposes, net unrealized appreciation (depreciation) on open futures contracts is generally required to be treated as realized gains (losses).

Note 9 — Dividends from net investment income and net realized capital gains are declared each year for the Small Cap Growth Stock, T. Rowe Price Small Cap Value, Aggressive Growth Stock, International Growth Stock, Franklin Templeton International Equity, Index 400 Stock, Growth Stock, J.P. Morgan Select Growth & Income Stock, Capital Guardian Domestic Equity, Index 500 Stock, Asset Allocation, Balanced, High Yield Bond and Select Bond Portfolios and each business day for the Money Market Portfolio.

Note 10 — Northwestern Mutual voluntarily reimburses the Franklin Templeton International Equity Portfolio for the benefit Northwestern Mutual receives from foreign dividend taxes charged against the Portfolio. The amount reimbursed represents approximately 65% of the foreign dividend tax withheld from the Portfolio. Reimbursements are recorded when foreign dividend taxes are accrued. These voluntary reimbursements for the years ended December 31, 2001 and December 31, 2000 were $1,296,498 and $830,396, respectively.

Note 11

Distributions to Shareholders

When applicable, each of the Portfolios made distributions during the year of ordinary income and long-term capital gains. The tax character of distributions paid for the period ended December 31, 2001 was as follows:

Portfolio	Distributions Paid From: Ordinary Income	Long-term Capital Gain	Total
	(Amounts in thousands)		
Small Cap Growth Stock	$ 24	—	$ 24
T. Rowe Price Small Cap Value	51	—	51
Aggressive Growth Stock	1,517	$310,659	312,176
International Growth Stock	—	—	—
Franklin Templeton International Equity	26,699	54,212	80,911
Index 400 Stock	969	1,207	2,176
Growth Stock	5,419	25,531	30,950
J.P. Morgan Select Growth and Income Stock	7,206	12,432	19,638
Capital Guardian Domestic Equity	168	—	168
Index 500 Stock	24,105	59,088	83,193
Asset Allocation	284	—	284
Balanced	127,987	112,544	240,531
High Yield Bond	15,601	—	15,601
Select Bond	19,294	—	19,294
Money Market	15,878	—	15,878

As of December 31, 2001, the components of distributable earnings on a tax basis were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-term Gains (Losses)	Unrealized Appreciation (Depreciation)*	Total
	(Amounts in thousands)			
Small Cap Growth Stock	$ 432	$(25,189)	$ 20,363	$ (4,394)
T. Rowe Price Small Cap Value	17	13	1,139	1,169
Aggressive Growth Stock	1,101	24,420	19,737	45,258
International Growth Stock	—	(162)	(2,170)	(2,332)
Franklin Templeton International Equity	13,714	(11,600)	(57,362)	(55,248)
Index 400 Stock	1,833	(2,804)	5,679	4,708
Growth Stock	7,118	(52,222)	87,619	42,515
J.P. Morgan Select Growth and Income Stock	4,121	(18,239)	(35,410)	(49,528)
Capital Guardian Domestic Equity	2	(52)	140	90
Index 500 Stock	21,312	35,465	454,593	511,370
Asset Allocation	3	(145)	(152)	(294)
Balanced	106,136	(4,462)	612,001	713,675
High Yield Bond	127	(58,964)	(16,002)	(74,839)
Select Bond	23,230	1,247	(9,046)	15,431
Money Market	—	—	—	—

* Differs from disclosures on Schedules of Investments due primarily to timing of recognition of certain gains and losses for tax purposes.

The difference between book basis and tax-basis unrealized appreciation is attributable primarily to the tax deferral of losses on wash sales and the realization for tax purposes of unrealized gains on certain futures contracts.

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To The Northwestern Mutual Life Insurance Company and
Contract Owners of NML Variable Annuity Account C

In our opinion, the accompanying combined statement of assets and liabilities and the related combined and separate statements of operations and of changes in equity and financial highlights, present fairly, in all material respects, the financial position of NML Variable Annuity Account C and its Small Cap Growth Stock Division, T. Rowe Price Small Cap Value Division, Aggressive Growth Stock Division, International Growth Stock Division, Franklin Templeton International Equity Division, Index 400 Stock Division, Growth Stock Division, J.P. Morgan Select Growth & Income Stock Division, Capital Guardian Domestic Equity Division, Index 500 Stock Division, Asset Allocation Division, Balanced Division, High Yield Bond Division, Select Bond Division, Money Market Division, Russell Multi-Style Equity Division, Russell Aggressive Equity Division, Russell Non-U.S. Division, Russell Real Estate Securities Division and Russell Core Bond Division thereof at December 31, 2001, the results of each of their operations for the year or period then ended and the changes in each of their equity for the two years or the period then ended and the financial highlights for the year or period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as ''financial statements'') are the responsibility of The Northwestern Mutual Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included direct confirmation of the number of shares owned at December 31, 2001 with Northwestern Mutual Series Fund, Inc., and the Russell Insurance Funds, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 25, 2002

NML Variable Annuity Account C

Statement of Assets and Liabilities

December 31, 2001

(in thousands)

Assets		
Investments at Market Value:		
Northwestern Mutual Series Fund, Inc.		
Small Cap Growth Stock		
11,812 shares (cost $22,806)	$ 21,098	
T. Rowe Price Small Cap Value		
162 shares (cost $159)	165	
Aggressive Growth Stock		
39,756 shares (cost $140,948)	112,232	
International Growth Stock		
41 shares (cost $39)	38	
Franklin Templeton International Equity		
38,694 shares (cost $58,397)	48,902	
Index 400 Stock		
15,015 shares (cost $17,465)	16,849	
Growth Stock		
16,290 shares (cost $37,853)	33,016	
J.P. Morgan Select Growth and Income Stock		
20,895 shares (cost $30,763)	25,473	
Capital Guardian Domestic Equity		
216 shares (cost $204)	211	
Index 500 Stock		
45,737 shares (cost $124,634)	131,489	
Asset Allocation		
47 shares (cost $45)	46	
Balanced		
63,722 shares (cost $122,051)	115,972	
High Yield Bond		
7,061 shares (cost $5,126)	4,583	
Select Bond		
14,446 shares (cost $16,739)	17,379	
Money Market		
15,185 shares (cost $15,185)	15,185	
Russell Insurance Funds		
Multi-Style Equity		
118 shares (cost $1,766)	1,403	
Aggressive Equity		
62 shares (cost $778)	710	
Non-U.S		
78 shares (cost $957)	672	
Real Estate Securities		
614 shares (cost $6,485)	6,600	
Core Bond		
78 shares (cost $798)	793	$552,816
Due from Sale of Fund Shares		13
Due from Northwestern Mutual Life Insurance Company		37
Total Assets		$552,866
Liabilities		
Due to Northwestern Mutual Life Insurance Company		$ 13
Due on Purchase of Fund Shares		37
Total Liabilities		50
Equity (Note 8)		
Group Variable Annuity Contracts Issued:		
Before December 17, 1981 or between April 30, 1984 and December 31, 1991		390,128
After December 16, 1981 and Prior to May 1, 1984		3,636
After December 31, 1991 — Front Load Version		29,953
After December 31, 1991 — Simplified Load Version		129,099
Total Equity		552,816
Total Liabilities and Equity		$552,866

The Accompanying Notes are an Integral Part of the Financial Statements

Statement of Operations
(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#	Aggressive Growth Stock Division		International Growth Stock Division#
	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001
Investment Income								
Dividend Income	$ 54,521	$ 54,949	$ 2	$ 99	$—	$ 27,284	$ 20,221	$—
Annuity Rate and Expense Guarantees	2,007	2,896	28	26	—	358	614	—
Net Investment Income (Loss)	52,514	52,053	(26)	73	—	26,926	19,607	—
Realized and Unrealized Gain (Loss) on Investments								
Realized Gain (Loss) on Investments	8,705	54,861	(886)	295	—	511	9,000	—
Unrealized Appreciation (Depreciation) of Investments During the Period	(133,527)	(121,850)	(14)	(1,897)	5	(58,412)	(20,677)	(2)
Net Gain (Loss) on Investments	(124,822)	(66,989)	(900)	(1,602)	5	(57,901)	(11,677)	(2)
Increase (Decrease) in Equity Derived from Investment Activity	$ (72,308)	$ (14,936)	$(926)	$(1,529)	$ 5	$(30,975)	$ 7,930	$(2)

	Franklin Templeton International Equity Division		Index 400 Stock Division		Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division	
	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Investment Income								
Dividend Income	$ 5,914	$ 5,036	$ 194	$1,180	$ 1,614	$ 2,101	$ 957	$ 2,123
Annuity Rate and Expense Guarantees	121	186	19	11	111	152	124	178
Net Investment Income (Loss)	5,793	4,850	175	1,169	1,503	1,949	833	1,945
Realized and Unrealized Gain (Loss) on Investments								
Realized Gain (Loss) on Investments	(6,258)	3,131	(575)	98	777	2,717	(545)	(276)
Unrealized Appreciation (Depreciation) of Investments During the Period	(8,375)	(8,616)	275	(923)	(8,402)	(5,875)	(2,643)	(4,224)
Net Gain (Loss) on Investments	(14,633)	(5,485)	(300)	(825)	(7,625)	(3,158)	(3,188)	(4,500)
Increase (Decrease) in Equity Derived from Investment Activity	$ (8,840)	$ (635)	$(125)	$ 344	$(6,122)	$(1,209)	$(2,355)	$(2,555)

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

Statement of Operations

(in thousands)

(continued)	Capital Guardian Domestic Equity Division#	Index 500 Stock Division		Asset Allocation Division#	Balanced Division		High Yield Bond Division		Select Bond Division		Money Market Division	
	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 3 2000
Investment Income												
Dividend Income	$—	$ 6,550	$ 8,370	$—	$ 9,705	$ 12,909	$ 487	$ 558	$ 911	$1,093	$523	$971
Annuity Rate and Expense Guarantees	—	420	688	—	497	688	22	30	99	109	163	174
Net Investment Income (Loss)	—	6,130	7,682	—	9,208	12,221	465	528	812	984	360	797
Realized and Unrealized Gain (Loss) on Investments												
Realized Gain (Loss) on Investments	—	12,916	27,391	—	3,486	14,398	(737)	(1,290)	32	(655)	—	—
Unrealized Appreciation (Depreciation) of Investments During the Period	6	(39,298)	(53,361)	—	(17,384)	(27,427)	448	501	578	1,084	—	—
Net Gain (Loss) on Investments	6	(26,382)	(25,970)	—	(13,898)	(13,029)	(289)	(789)	610	429	—	—
Increase (Decrease) in Equity Derived from Investment Activity	$ 6	$(20,252)	$(18,288)	$—	$ (4,690)	$ (808)	$ 176	$ (261)	$1,422	$1,413	$360	$797

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
Statement of Operations
(in thousands)

(continued)	Russell Multi-Style Equity Division		Russell Aggressive Equity		Russell Non-U.S. Division		Russell Real Estate Securities Division		Russell Core Bond Division	
	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Investment Income										
Dividend Income	$ 37	$ 79	$ 1	$ 74	$ 4	$ 61	$290	$ 52	$ 48	$22
Annuity Rate and Expense Guarantees	14	19	7	7	8	8	9	2	7	4
Net Investment Income (Loss)	23	60	(6)	67	(4)	53	281	50	41	18
Realized and Unrealized Gain (Loss) on Investments										
Realized Gain (Loss) on Investments	(120)	(20)	(17)	24	(33)	15	140	36	14	(3)
Unrealized Appreciation (Depreciation) of Investments During the Period	(144)	(282)	9	(103)	(158)	(199)	(4)	126	(12)	23
Net Gain (Loss) on Investments	(264)	(302)	(8)	(79)	(191)	(184)	136	162	2	20
Increase (Decrease) in Equity Derived from Investment Activity	$(241)	$(242)	$(14)	$(12)	$(195)	$(131)	$417	$212	$ 43	$38

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

Statement of Changes in Equity

(in thousands)

	Combined		Small Cap Growth Stock Division		T. Rowe Price Small Cap Value Division#	Aggressive Growth Stock Division		International Growth Stock Division#	Franklin Templeton International Equity Division		Index 400 Stock Division		Growth Stock Division		J.P. Morgan Select Growth and Income Stock Division	
	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Operations																
Net Investment Income	$ 52,514	$ 52,053	$ (26)	$ 73	$ —	$ 26,926	$ 19,607	$—	$ 5,793	$ 4,850	$ 175	$ 1,169	$ 1,503	$ 1,949	$ 833	$ 1,945
Net Realized gain (loss)	8,705	54,861	(886)	295	—	511	9,000	—	(6,258)	3,131	(575)	98	777	2,717	(545)	(276)
Net Change in unrealized appreciation (depreciation)	(133,527)	(121,850)	(14)	(1,897)	5	(58,412)	(20,677)	(2)	(8,375)	(8,616)	275	(923)	(8,402)	(5,875)	(2,643)	(4,224)
Increase (Decrease) in Equity Derived from Investment Activity	(72,308)	(14,936)	(926)	(1,529)	5	(30,975)	7,930	(2)	(8,840)	(635)	(125)	344	(6,122)	(1,209)	(2,355)	(2,555)
Equity Transactions																
Contract Owners' Net Payments	90,774	103,967	3,160	4,045	94	13,427	23,615	11	27,273	22,162	3,343	881	4,918	6,941	3,353	4,010
Annuity Payments	(64)	(75)	—	—	—	(3)	(5)	—	(2)	(2)	—	—	(4)	(4)	—	—
Surrenders and Other (net)	(140,073)	(135,735)	(3,044)	(373)	—	(23,656)	(20,763)	—	(32,422)	(22,407)	(2,104)	(366)	(6,927)	(6,269)	(5,302)	(6,461)
Transfers from Other Divisions or Sponsor	55,326	91,474	4,837	17,508	66	4,001	16,356	29	2,545	9,389	6,318	10,283	2,504	6,640	2,133	2,472
Transfers to Other Divisions or Sponsor	(53,674)	(92,576)	(2,967)	(562)	—	(7,931)	(9,504)	—	(5,144)	(7,571)	(1,982)	(217)	(4,049)	(3,179)	(2,079)	(8,848)
Increase (Decrease) in Equity Derived from Equity Transactions	(47,711)	(32,945)	1,986	20,618	160	(14,162)	9,699	40	(7,750)	1,571	5,575	10,581	(3,558)	4,129	(1,895)	(8,827)
Net Increase (Decrease) in Equity	(120,019)	(47,881)	1,060	19,089	165	(45,137)	17,629	38	(16,590)	936	5,450	10,925	(9,680)	2,920	(4,250)	(11,382)
Equity																
Beginning of Period	672,835	720,716	20,038	949	—	157,369	139,740	—	65,492	64,556	11,399	474	42,696	39,776	29,723	41,105
End of Period	$ 552,816	$ 672,835	$21,098	$20,038	$165	$112,232	$157,369	$38	$ 48,902	$ 65,492	$16,849	$11,399	$33,016	$42,696	$25,473	$ 29,723

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

Statement of Changes in Equity

(in thousands)

(continued)	Capital Guardian Domestic Equity Division#	Index 500 Stock Division		Asset Allocation Division#	Balanced Division		High Yield Bond Division		Select Bond Division		Money Market Division	
	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Period Ended December 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Operations												
Net Investment Income	$ —	$ 6,130	$ 7,682	$—	$ 9,208	$ 12,221	$ 465	$ 528	$ 812	$ 984	$ 360	$ 797
Net Realized gain (loss)	—	12,916	27,391	—	3,486	14,398	(737)	(1,290)	32	(655)	—	—
Net Change in unrealized appreciation (depreciation)	6	(39,298)	(53,361)	—	(17,384)	(27,427)	448	501	578	1,084	—	—
Increase (Decrease) in Equity Derived from Investment Activity	6	(20,252)	(18,288)	—	(4,690)	(808)	176	(261)	1,422	1,413	360	797
Equity Transactions												
Contract Owners' Net Payments	103	15,810	20,521	15	8,917	13,295	1,643	698	2,126	2,655	4,807	4,448
Annuity Payments	—	(4)	(5)	—	(28)	(37)	(1)	(1)	(5)	(4)	(17)	(17)
Surrenders and Other (net)	—	(31,233)	(31,320)	—	(18,268)	(26,734)	(2,091)	(1,212)	(3,607)	(4,440)	(10,053)	(14,734)
Transfers from Other Divisions or Sponsor	102	4,024	6,728	31	3,462	2,847	2,647	669	5,722	2,504	12,104	11,630
Transfers to Other Divisions or Sponsor	—	(10,254)	(24,313)	—	(9,430)	(19,997)	(2,030)	(2,034)	(2,306)	(5,638)	(4,118)	(9,596)
Increase (Decrease) in Equity Derived from Equity Transactions	205	(21,657)	(28,389)	46	(15,347)	(30,626)	168	(1,880)	1,930	(4,923)	2,723	(8,269)
Net Increase (Decrease) in Equity	211	(41,909)	(46,677)	46	(20,037)	(31,434)	344	(2,141)	3,352	(3,510)	3,083	(7,472)
Equity												
Beginning of Period	—	173,398	220,075	—	136,009	167,443	4,239	6,380	14,027	17,537	12,102	19,574
End of Period	$211	$131,489	$173,398	$46	$115,972	$136,009	$ 4,583	$ 4,239	$17,379	$14,027	$ 15,185	$ 12,102

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
Statement of Changes in Equity
(in thousands)

(continued)	Russell Multi-Style Equity Division		Russell Aggressive Equity Division		Russell Non-U.S. Division		Russell Real Estate Securities Division		Russell Core Bond Division	
	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2000
Operations										
Net Investment Income	$ 23	$ 60	$ (6)	$ 67	$ (4)	$ 53	$ 281	$ 50	$ 41	$ 18
Net Realized gain (loss)	(120)	(20)	(17)	24	(33)	15	140	36	14	(3)
Net Change in unrealized appreciation (depreciation)	(144)	(282)	9	(103)	(158)	(199)	(4)	126	(12)	23
Increase (Decrease) in Equity Derived from Investment Activity	(241)	(242)	(14)	(12)	(195)	(131)	417	212	43	38
Equity Transactions										
Contract Owners' Net Payments	228	210	120	133	114	125	1,245	151	67	77
Annuity Payments	—	—	—	—	—	—	—	—	—	—
Surrenders and Other (net)	(119)	(243)	(72)	(170)	(86)	(152)	(1,081)	(48)	(8)	(43)
Transfers from Other Divisions or Sponsor	61	672	84	472	21	516	4,382	2,707	253	81
Transfers to Other Divisions or Sponsor	(271)	(357)	(51)	(131)	—	(105)	(1,014)	(473)	(48)	(51)
Increase (Decrease) in Equity Derived from Equity Transactions	(101)	282	81	304	49	384	3,532	2,337	264	64
Net Increase (Decrease) in Equity	(342)	40	67	292	(146)	253	3,949	2,549	307	102
Equity										
Beginning of Period	1,745	1,705	643	351	818	565	2,651	102	486	384
End of Period	$1,403	$1,745	$710	$ 643	$ 672	$ 818	$ 6,600	$2,651	$793	$486

The initial investment in this Division was made on July 31, 2001

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C

(For a unit outstanding during the period)

Division	Year or Period Ended	Unit Value, Beginning of Period	Increase (Decrease) in Equity	Unit Value, End of Period	Total Return(2)	Expense Ratio(3)
Front Load Contract						
Small Cap Growth Stock	12/31/01	$1.964602	$(0.086266)	$1.878336	(4.39%)	0.65%
T. Rowe Price Small Cap Value (1)	12/31/01	1.000000	0.014805	1.014805	1.48%	0.65%
Aggressive Growth Stock	12/31/01	3.785207	(0.772042)	3.013165	(20.40%)	0.65%
International Growth Stock (1)	12/31/01	1.000000	(0.096475)	0.903525	(9.65%)	0.65%
Franklin Templeton International Equity	12/31/01	2.357007	(0.343169)	2.013838	(14.56%)	0.65%
Index 400 Stock	12/31/01	1.308249	(0.017038)	1.291211	(1.30%)	0.65%
Growth Stock	12/31/01	3.019678	(0.446156)	2.573522	(14.77%)	0.65%
J.P. Morgan Select Growth and Income Stock	12/31/01	2.417488	(0.202438)	2.215050	(8.37%)	0.65%
Capital Guardian Domestic Equity (1)	12/31/01	1.000000	(0.024545)	0.975455	(2.45%)	0.65%
Index 500 Stock	12/31/01	3.570426	(0.444630)	3.125796	(12.45%)	0.65%
Asset Allocation (1)	12/31/01	1.000000	(0.023688)	0.976312	(2.37%)	0.65%
Balanced	12/31/01	2.499718	(0.094533)	2.405185	(3.78%)	0.65%
High Yield Bond	12/31/01	1.490196	0.064782	1.554978	4.35%	0.65%
Select Bond	12/31/01	1.706832	0.164700	1.871532	9.65%	0.65%
Money Market	12/31/01	1.442872	0.046756	1.489628	3.24%	0.65%
Russell Multi-Style Equity	12/31/01	0.933887	(0.137894)	0.795993	(14.77%)	0.65%
Russell Aggressive Equity	12/31/01	1.089907	(0.032692)	1.057215	(3.00%)	0.65%
Russell Non-U.S	12/31/01	1.060950	(0.239121)	0.821829	(22.54%)	0.65%
Russell Real Estate Securities	12/31/01	1.167301	0.083289	1.250590	7.14%	0.65%
Russell Core Bond	12/31/01	1.078791	0.072351	1.151142	6.71%	0.65%

Division	Year or Period Ended	Unit Value, Beginning of Period	Increase (Decrease) in Equity	Unit Value, End of Period	Total Return(2)	Expense Ratio(3)
Simplified Load Contract						
Small Cap Growth Stock	12/31/01	$1.945087	$(0.096594)	$1.848493	(4.97%)	1.25%
T. Rowe Price Small Cap Value (1)	12/31/01	1.000000	0.012260	1.012260	1.23%	1.25%
Aggressive Growth Stock	12/31/01	5.691856	(1.188193)	4.503663	(20.88%)	1.25%
International Growth Stock (1)	12/31/01	1.000000	(0.098742)	0.901258	(9.87%)	1.25%
Franklin Templeton International Equity	12/31/01	2.251266	(0.339347)	1.911919	(15.07%)	1.25%
Index 400 Stock	12/31/01	1.295242	(0.024552)	1.270690	(1.90%)	1.25%
Growth Stock	12/31/01	2.901600	(0.443580)	2.458020	(15.29%)	1.25%
J.P. Morgan Select Growth and Income Stock	12/31/01	2.322995	(0.207320)	2.115675	(8.92%)	1.25%
Capital Guardian Domestic Equity (1)	12/31/01	1.000000	(0.026996)	0.973004	(2.70%)	1.25%
Index 500 Stock	12/31/01	4.432423	(0.575309)	3.857114	(12.98%)	1.25%
Asset Allocation (1)	12/31/01	1.000000	(0.026138)	0.973862	(2.61%)	1.25%
Balanced	12/31/01	7.368231	(0.321231)	7.047000	(4.36%)	1.25%
High Yield Bond	12/31/01	1.431888	0.053276	1.485164	3.72%	1.25%
Select Bond	12/31/01	7.615016	0.684707	8.299723	8.99%	1.25%
Money Market	12/31/01	2.654580	0.069574	2.724154	2.62%	1.25%
Russell Multi-Style Equity	12/31/01	0.924598	(0.141263)	0.783335	(15.28%)	1.25%
Russell Aggressive Equity	12/31/01	1.079072	(0.038660)	1.040412	(3.58%)	1.25%
Russell Non-U.S	12/31/01	1.050412	(0.241633)	0.808779	(23.00%)	1.25%
Russell Real Estate Securities	12/31/01	1.155691	0.075035	1.230726	6.49%	1.25%
Russell Core Bond	12/31/01	1.068073	0.064799	1.132872	6.07%	1.25%

(1) Portfolio commenced operations on July 31, 2001.
(2) Total Return includes deductions for management and other expenses; excludes deductions for sales loads and other charges. Returns are not annualized for periods less than one year.
(3) Computed on an annualized basis. Does not include expenses of the underlying portfolio.

The Accompanying Notes are an Integral Part of the Financial Statements

NML Variable Annuity Account C
December 31, 2001

Note 1 — NML Variable Annuity Account C (the "Account") is a segregated asset account of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") used to fund variable annuity contracts ("contracts") for HR-10 and corporate pension and profit-sharing plans which qualify for special tax treatment under the Internal Revenue Code. Currently, two versions of the contract are offered: Front Load contracts with a sales charge up to 4½% of purchase payments and Simplified Load contracts with an installment fee of $750.

Note 2 — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal accounting policies are summarized below.

Note 3 — All assets of each Division of the Account are invested in shares of the corresponding Portfolio of Northwestern Mutual Series Fund, Inc. and the Russell Insurance Funds (collectively known as "the Funds"). The shares are valued at the Funds' offering and redemption prices per share. The Funds are diversified open-end investment companies registered under the Investment Company Act of 1940.

Note 4 — Annuity reserves are based on published annuity tables with age adjustment and benefit payments which reflect actual investment experience. Annuity reserves are based on the 1983 Annuity Table a adjusted with assumed interest rates of 3½% or 5%.

Note 5 — Dividend income from the Funds is recorded on the ex-date of the dividends. Transactions in Funds' shares are accounted for on the trade date. The basis for determining cost on sale of the Funds' shares is identified cost. Purchases and sales of the Funds' shares for the year ended December 31, 2001 by each Division are shown below:

Division	Purchases	Sales
Small Cap Growth Stock	$ 6,233,394	$ 4,295,263
T. Rowe Price Small Cap Value	159,645	176
Aggressive Growth Stock	36,767,770	24,003,411
International Growth Stock	39,524	123
Franklin Templeton International Equity	31,683,628	33,668,396
Index 400 Stock	8,666,766	2,918,757
Growth Stock	6,414,454	8,466,155
J.P. Morgan Select Growth and Income Stock	4,403,338	5,467,056
Capital Guardian Domestic Equity	204,575	145
Index 500 Stock	17,138,782	32,662,751
Asset Allocation	45,385	83
Balanced	15,734,227	21,870,333
High Yield Bond	4,182,589	3,549,767
Select Bond	7,322,244	4,580,899
Money Market	14,787,625	11,701,602
Russell Multi-Style Equity	401,949	485,832
Russell Aggressive Equity	183,388	114,505
Russell Non-U.S.	134,575	89,282
Russell Real Estate Securities	5,224,573	1,382,753
Russell Core Bond	752,848	441,607

Note 6 — A deduction for annuity rate and expense guarantees is determined daily and paid to Northwestern Mutual as compensation for assuming the risk that annuity payments will continue for longer periods than anticipated because the annuitants as a group live longer than expected, and the risk that the charges made by Northwestern Mutual may be insufficient to cover the actual costs incurred in connection with the contracts.

For contracts issued after December 16, 1981, and prior to May 1, 1984, the deduction is determined daily at an annual rate of ½% of 1% of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rate may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed a ¾% of 1% annual rate.

Generally, for contracts issued after December 31, 1991, for the Front Load version and the Simplified Load version, the deduction for annuity rate and expense guarantee is determined daily at annual rates of 6.5/10 of 1% and 1¼%, respectively, of the net assets of each Division attributable to these contracts and is paid to Northwestern Mutual. For these contracts, the rates may be increased or decreased by the Board of Trustees of Northwestern Mutual not to exceed 1% and 1½% annual rates, respectively.

Since 1996, Northwestern Mutual has paid a dividend to certain contracts. The dividend is re-invested in the Account and has been reflected as a Contract Owners' Net Payment in the accompanying financial statements.

Note 7 — Northwestern Mutual is taxed as a "life insurance company" under the Internal Revenue Code and the operations of the Account form a part of and are taxed with those of Northwestern Mutual. Under current law, no federal income taxes are payable with respect to the Account. Accordingly, no provision for any such liability has been made.

Note 8 — Equity Values by Division are shown below:
(in thousands, except accumulation unit values)

	Group Variable Annuity Contract Issued:					
	Before December 17, 1981 or between April 30, 1984 and December 31, 1991			After December 16, 1981 and Prior to May 1, 1984		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$19.112629	974	$ 18,614	$18.858687	1	$ 10
T. Rowe Price Small Cap Value	10.175772	1	15	10.154423	—	—
Aggressive Growth Stock	48.753408	1,744	85,024	46.158193	2	95
International Growth Stock	9.060000	2	15	9.040958	—	—
Franklin Templeton International Equity	2.130553	18,588	39,603	2.040110	34	70
Index 400 Stock	13.138452	1,137	14,937	12.963870	—	4
Growth Stock	27.049526	903	24,420	26.031963	—	3
J.P. Morgan Select Growth and Income Stock	23.281928	660	15,365	22.405970	2	55
Capital Guardian Domestic Equity	9.781208	3	31	9.760679	—	—
Index 500 Stock	45.228886	2,199	99,439	42.817258	9	390
Asset Allocation	9.789803	3	31	9.769272	—	—
Balanced	91.372736	814	74,381	82.699005	27	2,234
High Yield Bond	16.343831	177	2,893	15.728914	1	8
Select Bond	108.200259	81	8,810	97.881219	—	23
Money Market	33.577318	14	466	30.425952	—	—
Russell Multi-Style Equity	8.099453	24	197	—	—	—
Russell Aggressive Equity	10.757522	1	10	—	—	—
Russell Non-U.S.	8.362558	3	24	—	—	—
Russell Real Estate Securities	12.725061	460	5,853	—	—	—
Russell Core Bond	11.713217	—	—	—	—	—
Equity			390,128			2,892
Annuity Reserves			—			744
Total Equity			$390,128			$3,636

	Group Combination Annuity Contract Issued:					
	After December 31, 1991 Front Load Version			After December 31, 1991 Simplified Load Version		
Division	Accumulation Unit Value	Units Outstanding	Equity	Accumulation Unit Value	Units Outstanding	Equity
Small Cap Growth Stock	$1.878336	267	$ 502	$1.848493	1,067	$ 1,972
T. Rowe Price Small Cap Value	1.014805	7	7	1.012260	141	142
Aggressive Growth Stock	3.013165	1,501	4,522	4.503663	5,015	22,584
International Growth Stock	0.903525	—	—	0.901258	25	22
Franklin Templeton International Equity	2.013838	1,090	2,194	1.911919	3,670	7,017
Index 400 Stock	1.291211	301	389	1.270690	1,182	1,503
Growth Stock	2.573522	558	1,435	2.458020	2,897	7,120
J.P. Morgan Select Growth and Income Stock	2.215050	1,013	2,244	2.115675	3,691	7,810
Capital Guardian Domestic Equity	0.975455	66	64	0.973004	119	116
Index 500 Stock	3.125796	1,895	5,922	3.857114	6,662	25,694
Asset Allocation	0.976312	5	5	0.973862	11	10
Balanced	2.405185	3,594	8,644	7.047000	4,314	30,398
High Yield Bond	1.554978	148	230	1.485164	967	1,437
Select Bond	1.871532	573	1,072	8.299723	892	7,404
Money Market	1.489628	927	1,380	2.724154	4,816	13,120
Russell Multi-Style Equity	0.795993	476	379	0.783335	1,056	827
Russell Aggressive Equity	1.057215	173	183	1.040412	497	517
Russell Non-U.S.	0.821829	205	168	0.808779	592	479
Russell Real Estate Securities	1.250590	180	225	1.230726	424	522
Russell Core Bond	1.151142	337	388	1.132872	358	405
Equity			29,953			129,099
Annuity Reserves			—			—
Total Equity			$29,953			$129,099

Directors and Officers

Northwestern Mutual Series Fund, Inc.

Directors

Edward J. Zore	President and Chief Executive Officer, Northwestern Mutual Life, Milwaukee
Martin F. Stein	Founder, Stein Optical, Milwaukee
John K. MacIver	Senior Partner, Michael Best & Friedrich, LLC, Milwaukee
Stephen N. Graff	Retired Partner, Arthur Andersen LLP Milwaukee
William J. Blake	Chairman, Blake Investment Corp., Milwaukee
William A. McIntosh	Retired Division Head — U.S. Fixed Income, Salomon Brothers, Chicago
James D. Ericson	Retired Chairman and Chief Executive Officer, Northwestern Mutual, Milwaukee

Officers

Edward J. Zore	President
Mark G. Doll	Vice President & Treasurer
Merrill C. Lundberg	Secretary
Barbara E. Courtney	Controller

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INSURANCE FUNDS

2001 Annual Report

MULTI-STYLE EQUITY FUND

AGGRESSIVE EQUITY FUND

NON-U.S. FUND

CORE BOND FUND

REAL ESTATE SECURITIES FUND

DECEMBER 31, 2001

Russell

Russell Insurance Funds

Russell Insurance Funds is a "series mutual fund" with five different investment portfolios. These financial statements report on five Funds, each of which has distinct investment objectives and strategies.

Frank Russell Investment Management Company

Responsible for overall management and administration of the Funds.

Frank Russell Company

Consultant to Frank Russell Investment Management Company.

Russell Insurance Funds

Annual Report

December 31, 2001

Table of Contents

Multi-Style Equity Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Objective: To provide income and capital growth by investing principally in equity securities.

Invests in: Primarily US equity securities.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of seven managers with four separate and distinct investment styles.



Growth of a $10,000 Investment
Multi-Style Equity Fund
Russell 1000® Index **
Lipper® Large Cap Core Funds ‡
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
Inception*
1997
1998
1999
2000
2001
Yearly periods ended December 31

Multi-Style Equity Fund

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 8,579	(14.21)%
Inception	$ 14,591	7.85%§

Russell 1000® Index

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 8,755	(12.45)%
Inception	$ 16,472	10.50%§

Lipper® Growth & Income Funds Benchmark

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 8,607	(13.93)%
Inception	$ 15,447	

Multi-Style Equity Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Performance Review

For the year ended December 31, 2001, the Multi-Style Equity Fund reflected a loss of 14.21%, as compared to the Russell 1000® Index which lost 12.45%. During the highly volatile markets of 2001, the Fund's unrewarded stock selection, most notably within the technology and producer durables sectors, accounts for the majority of the return shortfall.

Portfolio Highlights

The Fund's trailing performance during the first quarter of 2001 accounts for the nearly the entire shortfall during the past 12 months. In the final three quarters of the year, the Fund posted neutral results relative to its benchmark. The Fund's managers generally remained positioned for a moderate consumer-led recovery in a low interest rate environment throughout the many emotionally driven reversals that US equity markets experienced in 2001.

During the first quarter, small cap issues led large cap issues, while value outperformed growth. During the quarter, the Fund trailed its index due to a significant underweight to the technology sector, especially personal computer-related issues, which dramatically outperformed the broad market. Additionally, overweight holdings within the financial services sector negatively impacted performance, as the sector lagged despite aggressive rate cuts by the Federal Reserve Board.

Markets advanced during the second quarter, with small cap issues once again outperforming large cap issues. In contrast to the first quarter, growth outperformed value by roughly a two-to-one ratio. During the quarter, excess returns generated from strong stock selection were, to a large extent, offset by relatively defensive sector positioning among several of the Fund's growth managers.

Markets returned to negative territory during the third quarter, with the majority of the decline occurring prior to the September 11 terrorist attacks. In contrast to the second quarter, large cap led small cap, and value outperformed growth. The Fund was rewarded for its sector positioning over this period, namely a significant underweight to the declining technology sector. A relatively low overall beta also enhanced returns as the markets fell. The Fund's fully invested posture, however, along with relatively light exposure to the defensive pharmaceuticals sector, detracted from performance.

US equity markets returned to positive ground during the fourth quarter as investors began to anticipate that the end of the economic recession was near. Once again reversing the trends of the previous quarter, small cap returned to favor, as did growth. The Fund slightly lagged its index during the quarter, primarily as a result of a slight underweight position in the strong technology sector.

Top Ten Equity Holdings (as a percent of Total Investments)	December 31, 2001
Citigroup, Inc.	2.92%
General Electric Co.	2.42
Pfizer, Inc.	2.26
Exxon Mobil Corp.	1.97
American International Group, Inc.	1.77
Johnson & Johnson	1.59
Cisco Systems, Inc.	1.54
Intel Corp.	1.51
Microsoft Corp.	1.48
Home Depot, Inc. (The)	1.45

Portfolio Characteristics	December 31, 2001
Current P/E Ratio	23.6x
Portfolio Price/Book Ratio	3.53x
Market Capitalization - $-Weighted Average	85.85 Bil
Number of Holdings	553

Money Managers	*Styles*
Alliance Capital Management, LP	Growth
Alliance Capital Management, LP - Bernstein Investment Research and Management Unit	Value
Barclays Global Fund Advisors	Value
Peachtree Asset Management	Market-Oriented
Strong Capital Management, Inc.	Growth
Turner Investment Partners, Inc.	Growth
Westpeak Global Advisors, LP	Market-Oriented
Westpeak Global Advisors, LP	Value Bias Market-Oriented

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 1000® Index includes the 1,000 largest companies in the Russell 3000® Index, the smallest of which is valued at about $1,124.8 million. The Russell 1000® Index represents the universe of stocks from which most active money managers typically select. The Russell 1000® Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

‡ Lipper® Growth & Income Funds Benchmark is the average total return for the universe of funds within the Growth and Income Funds investment objective. The total return for the funds reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Multi-Style Equity Fund

Statement of Net Assets

December 31, 2001

	Number of Shares	Market Value (000) $
Common Stocks - 93.6%		
Auto and Transportation - 2.2%		
Airborne, Inc.	1,390	21
AMR Corp. (a)	1,580	35
ArvinMeritor, Inc.	480	9
Autoliv, Inc.	13,800	280
Burlington Northern Santa Fe Corp.	17,310	494
Continental Airlines, Inc. Class B (a)	360	9
CSX Corp.	900	32
Dana Corp.	3,700	51
Delta Air Lines, Inc.	1,630	48
Expeditors International of Washington, Inc.	910	52
FedEx Corp. (a)	3,710	192
Ford Motor Co.	37,209	585
General Motors Corp.	11,858	576
Genuine Parts Co.	3,100	114
Goodyear Tire & Rubber Co.	8,800	210
Harley-Davidson, Inc.	19,900	1,081
Hunt (JB) Transportation Services, Inc. (a)	160	4
Norfolk Southern Corp.	28,700	526
PACCAR, Inc.	5,000	328
Southwest Airlines Co.	5,965	110
Tidewater, Inc.	100	3
TRW, Inc.	510	19
Union Pacific Corp.	8,200	467
Visteon Corp.	15,700	236
		5,482
Consumer Discretionary - 12.8%		
Alberto-Culver Co. Class B	1,500	67
Amazon.com, Inc. (a)	2,040	22
AOL Time Warner, Inc. (a)	104,180	3,344
Apollo Group, Inc. Class A (a)	485	22
AutoNation, Inc. (a)	32,450	400
AutoZone, Inc. (a)	4,530	325
Avon Products, Inc.	5,000	233
Banta Corp.	1,000	30
Bed Bath & Beyond, Inc. (a)	7,900	268
Best Buy Co. (a)	8,600	641
Black & Decker Corp.	3,800	143
Brinker International, Inc. (a)	1,885	56
Carnival Corp.	2,950	83
CBRL Group, Inc.	9,300	274
CDW Computer Centers, Inc. (a)	3,700	199
Cendant Corp. (a)	16,800	329
Clear Channel Communications, Inc. (a)	6,980	355
Costco Wholesale Corp. (a)	3,800	169
Darden Restaurants, Inc.	10,520	372
Disney (Walt) Co.	49,740	1,031
Donnelley (R.R.) & Sons Co.	6,780	201
EarthLink, Inc. (a)	15,911	194
Eastman Kodak Co.	1,920	57
eBay, Inc. (a)	7,520	503
Electronic Arts, Inc. (a)	5,100	306
Fastenal Co.	4,000	266
Federated Department Stores, Inc. (a)	12,231	500
Foot Locker, Inc. (a)	1,440	23
Gannett Co., Inc.	4,530	305
Gemstar-TV Guide International, Inc. (a)	21,690	601
Gillette Co. (The)	6,500	217
GTECH Holdings Corp. (a)	6,250	283
Harrah's Entertainment, Inc. (a)	2,030	75
Hilton Hotels Corp.	10,100	110
Home Depot, Inc. (The)	71,730	3,659
Insight Communications Co., Inc. Class A (a)	270	7
International Game Technology (a)	5,600	382
Kimberly-Clark Corp.	3,200	191
Kohl's Corp. (a)	43,000	3,029
Leggett & Platt, Inc.	2,560	59
Liberty Media Corp. (a)	50,470	707
Limited, Inc. (The)	9,710	143
Liz Claiborne, Inc.	1,500	75
Lowe's Companies., Inc.	20,200	937
Mattel, Inc.	8,000	138
May Department Stores Co.	17,840	660
McDonald's Corp.	9,860	261
Monsanto Co. New	2,210	75
New York Times Co. Class A	2,000	87
Newell Rubbermaid, Inc.	4,980	137
NIKE, Inc. Class B	3,400	191
Office Depot, Inc. (a)	20,400	378
Omnicom Group, Inc.	11,410	1,019
Park Place Entertainment Corp. (a)	5,130	47
Payless ShoeSource, Inc. (a)	100	6
RadioShack Corp.	3,150	95
Republic Services, Inc. (a)	1,800	36
Ross Stores, Inc.	1,800	58
Saks, Inc. (a)	2,250	21
Sears Roebuck & Co.	7,400	353
ServiceMaster Co.	1,670	23
Snap-On Tools Corp.	600	20
Stanley Works, (The)	2,500	116
Staples, Inc. (a)	9,900	185
Starwood Hotels & Resorts Worldwide, Inc. Class B	5,780	173
Talbots, Inc.	1,800	65
Target Corp.	16,390	673
Tech Data Corp. (a)	2,500	108
Ticketmaster Class B (a)	330	5

December 31, 2001

	Number of Shares	Market Value (000) $
TJX Cos., Inc.	2,300	92
Toys "R" Us, Inc. (a)	3,200	66
Tricon Global Restaurants, Inc. (a)	5,570	274
USA Networks, Inc. (a)	100	3
V.F. Corp.	8,000	312
Viacom, Inc. Class B (a)	37,889	1,673
Wal-Mart Stores, Inc.	47,720	2,746
Wallace Computer Services, Inc.	1,860	35
Waste Management, Inc.	11,870	379
Wendy's International, Inc.	5,050	147
West Corp. (a)	200	5
Westwood One, Inc. (a)	870	26
Whirlpool Corp.	3,860	283
		32,164
Consumer Staples - 6.1%		
Albertson's, Inc.	2,100	66
Anheuser-Busch Cos., Inc.	17,660	798
Campbell Soup Co.	4,280	128
Clorox Co. (The)	12,110	479
Coca-Cola Co. (The)	7,300	344
Colgate-Palmolive Co.	12,570	726
ConAgra, Inc.	6,600	157
Coors (Adolph) Co. Class B	100	5
CVS Corp.	13,520	400
Dial Corp.	16,000	274
Dole Food Co., Inc.	240	6
General Mills, Inc.	3,800	198
Heinz (H.J.) Co.	2,700	111
Hershey Foods Corp.	5,620	380
Hormel Foods Corp.	6,440	173
Interstate Bakeries Corp.	2,270	55
Kellogg Co.	1,030	31
Kraft Foods, Inc.	17,560	598
Kroger Co. (a)	6,000	125
Pepsi Bottling Group, Inc. (The)	15,800	371
PepsiCo, Inc.	48,022	2,338
Philip Morris Cos., Inc.	48,600	2,228
Procter & Gamble Co.	41,050	3,248
R.J. Reynolds Tobacco Holdings, Inc.	4,060	229
Ruddick Corp.	330	5
Sara Lee Corp.	6,800	151
SuperValu, Inc.	17,440	386
SYSCO Corp.	8,100	212
Tyson Foods, Inc. Class A	18,314	212
UST, Inc.	3,421	120
Walgreen Co.	26,300	885
Wrigley (Wm.), Jr. Co.	400	21
		15,460

	Number of Shares	Market Value (000) $
Financial Services - 20.4%		
Aetna, Inc.	9,500	313
AFLAC, Inc.	2,820	69
Allied Capital Corp.	880	23
Allmerica Financial Corp.	140	6
Allstate Corp.	14,120	476
AMBAC Financial Group, Inc.	1,150	67
American Express Co.	20,590	735
American Financial Group, Inc.	1,120	27
American International Group, Inc.	56,212	4,463
American National Insurance Co.	100	8
AmeriCredit Corp. (a)	3,100	98
AmSouth Bancorp	15,170	287
AON Corp.	1,060	38
Apartment Investment & Management Co. Class A (f)	2,900	133
Associated Banc-Corp.	450	16
Bank of America Corp.	52,499	3,305
Bank One Corp.	27,050	1,056
BB&T Corp.	6,330	229
BISYS Group, Inc. (a)	5,000	320
Block (H&R), Inc.	3,190	143
Capital One Financial Corp.	3,640	196
Charter One Financial, Inc.	5,884	160
Chubb Corp. (The)	2,920	201
CIGNA Corp.	3,630	336
Cincinnati Financial Corp.	670	26
Citigroup, Inc.	146,389	7,390
CNA Financial Corp. (a)	1,120	33
Colonial BancGroup, Inc.	340	5
Comerica, Inc.	3,990	229
Commerce Bancshares, Inc.	220	9
Compass Bancshares, Inc.	1,080	31
Concord EFS, Inc. (a)	27,430	899
Countrywide Credit Industries, Inc.	3,890	159
Crescent Real Estate Equities Co. (f)	1,090	20
Deluxe Corp.	6,630	276
Dime Bancorp, Inc.	330	12
DST Systems, Inc. (a)	1,190	59
Duke-Weeks Realty Corp. (f)	7,350	179
Edwards (A.G.), Inc.	1,290	57
Equity Office Properties Trust (f)	5,634	169
Federal Home Loan Mortgage Corp.	32,070	2,097
Federal National Mortgage Association	32,030	2,546
Federated Investors, Inc. Class B	1,500	48
FelCor Lodging Trust, Inc. (f)	240	4
Fidelity National Financial, Inc.	1,600	40
Fifth Third Bancorp	1,233	76
First Data Corp.	18,990	1,490
First Tennessee National Corp.	8,800	319

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
FirstMerit Corp.	200	5
Fiserv, Inc. (a)	5,790	245
FleetBoston Financial Corp.	20,125	735
Franklin Resources, Inc.	890	31
Fulton Financial Corp.	962	21
Golden State Bancorp, Inc.	3,670	96
Golden West Financial Corp.	5,020	295
Goldman Sachs Group, Inc.	11,190	1,038
Greenpoint Financial Corp.	1,670	60
Hartford Financial Services Group, Inc. (The)	4,400	276
Hibernia Corp. Class A	2,490	44
Household International, Inc.	20,240	1,173
Huntington Bancshares, Inc.	16,180	278
J.P. Morgan Chase & Co.	39,870	1,449
Jefferson-Pilot Corp.	3,010	139
John Hancock Financial Services, Inc.	7,890	326
KeyCorp	15,240	371
Lehman Brothers Holdings, Inc.	9,420	629
Lincoln National Corp.	2,720	132
Loews Corp.	3,720	206
Marsh & McLennan Cos., Inc.	660	71
Marshall & Ilsley Corp.	600	38
MBIA, Inc.	2,515	135
MBNA Corp.	67,860	2,389
Merrill Lynch & Co., Inc.	23,520	1,226
MetLife, Inc.	9,570	303
MGIC Investment Corp.	910	56
Moody's Corp.	6,100	243
Morgan Stanley Dean Witter & Co.	23,040	1,289
National City Corp.	17,510	512
National Commerce Financial Corp.	1,000	25
Old National Bancorp	210	5
Old Republic International Corp.	15,660	439
Paychex, Inc.	2,100	73
Plum Creek Timber Co., Inc.	5,100	145
PMI Group, Inc. (The)	560	38
PNC Bank Corp.	6,360	357
Popular, Inc.	480	14
Principal Financial Group, Inc. (The) New (a)	4,900	118
Progressive Corp.	600	90
Protective Life Corp.	700	20
Radian Group, Inc.	1,750	75
Regions Financial Corp.	6,620	198
SAFECO Corp.	7,700	240
Schwab (Charles) Corp.	38,120	590
SEI Investments Co.	270	12
Simon Property Group, Inc. (f)	5,130	150
SouthTrust Corp.	22,170	547
Stilwell Financial, Inc.	2,110	57
SunGard Data Systems (a)	1,580	46
SunTrust Banks, Inc.	5,410	339
T. Rowe Price Group, Inc.	2,030	71
TCF Financial Corp.	810	39
Torchmark Corp.	3,290	129
U.S. Bancorp	47,003	984
Union Planters Corp.	9,450	426
UnionBanCal Corp.	4,820	183
UnumProvident Corp.	4,770	126
Wachovia Corp.	35,920	1,126
Washington Federal, Inc.	150	4
Washington Mutual, Inc.	29,755	973
Wells Fargo & Co.	25,778	1,120
		51,448
Health Care - 13.2%		
Abbott Laboratories	33,150	1,848
Allergan, Inc.	2,000	150
American Home Products Corp.	6,000	368
Amgen, Inc. (a)	2,800	158
Apria Healthcare Group, Inc. (a)	3,170	79
Bard (C.R.), Inc.	160	10
Baxter International, Inc.	32,570	1,747
Becton, Dickinson & Co.	3,930	130
Biomet, Inc.	8,100	250
Biovail Corp. (a)	3,700	208
Boston Scientific Corp. (a)	13,370	322
Bristol-Myers Squibb Co.	18,920	965
Cardinal Health, Inc.	14,300	925
Cephalon, Inc. (a)	5,700	431
DaVita, Inc. (a)	3,370	82
DENTSPLY International, Inc.	1,700	85
First Health Group Corp. (a)	1,370	34
Forest Labs, Inc. (a)	9,100	746
Genentech, Inc. (a)	21,160	1,148
Genzyme Corp. (a)	14,050	841
Guidant Corp. (a)	16,890	841
HCA-The Healthcare Co.	8,300	320
Health Net, Inc. (a)	4,530	99
HEALTHSOUTH Corp. (a)	7,300	108
ICOS Corp. (a)	620	36
IDEC Pharmaceuticals Corp. (a)	10,670	735
IMS Health, Inc.	5,240	102
Johnson & Johnson	67,850	4,010
King Pharmaceuticals, Inc. (a)	24,560	1,035
Laboratory Corp. of America Holdings (a)	3,600	291
Lilly (Eli) & Co.	11,000	864
McKesson HBOC, Inc.	4,400	165
MedImmune, Inc. (a)	6,500	301
Medtronic, Inc.	32,760	1,678
Merck & Co., Inc.	24,080	1,416

December 31, 2001

	Number of Shares	Market Value (000) $
Oxford Health Plans, Inc. (a)	6,920	209
Pfizer, Inc.	143,707	5,727
Pharmaceutical Product Development, Inc. (a)	9,370	303
Pharmacia Corp.	8,674	370
Quest Diagnostics, Inc. (a)	3,700	265
Schering-Plough Corp.	11,700	419
Sepracor, Inc. (a)	2,400	137
St. Jude Medical, Inc. (a)	2,000	155
Steris Corp. (a)	3,160	58
Tenet Healthcare Corp. (a)	18,400	1,080
Trigon Healthcare, Inc. (a)	1,700	118
UnitedHealth Group, Inc.	23,560	1,667
Varian Medical Systems, Inc. (a)	370	26
VISX, Inc. (a)	1,080	14
WebMD Corp. (a)	2,560	18
Wellpoint Health Networks, Inc. (a)	700	82
		33,176
Integrated Oils - 4.1%		
Amerada Hess Corp.	4,960	310
ChevronTexaco Corp.	17,115	1,534
Conoco, Inc.	15,712	445
Exxon Mobil Corp.	126,640	4,977
Kerr-McGee Corp.	4,210	231
Marathon Oil Corp.	29,270	878
Occidental Petroleum Corp.	39,460	1,047
Phillips Petroleum Co.	12,530	755
Unocal Corp.	1,500	54
		10,231
Materials and Processing - 3.5%		
Air Products & Chemicals, Inc.	7,050	331
Airgas, Inc. (a)	2,530	38
Albemarle Corp.	1,860	45
Alcoa, Inc.	5,820	207
American Standard Cos., Inc. (a)	3,410	233
Archer-Daniels-Midland Co.	17,414	250
Ashland, Inc.	5,700	263
Barrick Gold Corp.	220	4
Bemis Co., Inc.	400	20
Boise Cascade Corp.	4,830	164
Cabot Corp.	3,200	114
Catellus Development Corp. (a)	10,810	199
Crown Cork & Seal Co., Inc. (a)	3,050	8
Dow Chemical Co.	12,091	408
Dycom Industries, Inc. (a)	400	7
E.I. du Pont de Nemours & Co.	11,074	471
Eastman Chemical Co.	5,160	201
Energizer Holdings, Inc. (a)	2,220	42
Engelhard Corp.	1,600	44
Harsco Corp.	660	23
International Paper Co.	7,100	286
Lafarge Corp.	940	35
Longview Fibre Co.	680	8
Lubrizol Corp.	2,410	85
Masco Corp.	5,000	123
Nucor Corp.	10,270	544
Owens-Illinois, Inc. (a)	910	9
Packaging Corp. of America (a)	1,600	29
Pactiv Corp. (a)	1,700	30
Placer Dome, Inc.	680	7
PPG Industries, Inc.	1,880	97
Praxair, Inc.	6,400	354
Rayonier, Inc.	750	38
Rohm & Haas Co.	6,000	208
Sherwin-Williams Co.	16,480	453
Smurfit-Stone Container Corp. (a)	16,650	266
Sonoco Products Co.	2,740	73
Temple-Inland, Inc.	1,100	62
Tyco International, Ltd.	45,995	2,709
Vulcan Materials Co.	1,590	76
Westvaco Corp.	910	26
Weyerhaeuser Co.	2,510	136
Willamette Industries, Inc.	2,530	132
Worthington Industries, Inc.	2,540	36
		8,894
Miscellaneous - 4.0%		
Brunswick Corp.	1,290	28
Crane Co.	3,550	91
Eaton Corp.	2,000	149
Fortune Brands, Inc.	5,640	223
General Electric Co.	152,540	6,114
Georgia-Pacific Group	17,290	477
Hillenbrand Industries, Inc.	1,500	83
Honeywell International, Inc.	18,695	632
Illinois Tool Works, Inc.	4,300	291
ITT Industries, Inc.	3,300	167
Johnson Controls, Inc.	3,300	266
Lancaster Colony Corp.	290	10
Minnesota Mining & Manufacturing Co.	11,020	1,303
SPX Corp. (a)	1,000	136
		9,970
Other Energy - 0.9%		
Apache Corp.	2,530	126
Baker Hughes, Inc.	14,910	544
BJ Services Co. (a)	4,300	140
El Paso Corp.	1,800	80
GlobalSantaFe Corp.	5,000	143
Helmerich & Payne, Inc.	560	19

December 31, 2001

	Number of Shares	Market Value (000) $
Massey Energy Co.	350	7
Mitchell Energy & Development Corp. Class A	40	2
Nabors Industries, Inc. (a)	3,700	127
Patterson-UTI Energy, Inc. (a)	300	7
PNM Resources, Inc.	1,740	49
Smith International, Inc. (a)	3,200	172
Sunoco, Inc.	3,950	147
Ultramar Diamond Shamrock Corp.	6,030	298
Valero Energy Corp.	2,600	99
Weatherford International, Inc. (a)	1,400	52
Williams Cos., Inc. (The)	15,660	400
		2,412
Producer Durables - 3.2%		
Agilent Technologies, Inc. (a)	8,880	253
Allied Waste Industries, Inc. (a)	1,040	15
Andrew Corp. (a)	3,320	73
Applied Materials, Inc. (a)	19,740	792
B.F. Goodrich Co.	950	25
Boeing Co. (The)	7,370	286
Caterpillar, Inc.	12,890	674
Celestica, Inc. (a)	22,140	894
Centex Corp.	1,900	108
Cooper Industries, Inc.	870	30
Cummins Engine Co., Inc.	5,000	193
Deere & Co.	3,900	170
Diebold, Inc.	870	35
Dover Corp.	3,480	129
Emerson Electric Co.	6,360	363
Grainger (W.W.), Inc.	10,280	493
Hubbell, Inc. Class B	1,300	38
Ingersoll-Rand Co.	6,800	284
Kennametal, Inc.	1,940	78
KLA Tencor Corp. (a)	7,500	372
Lam Research Corp. (a)	1,700	39
Lockheed Martin Corp.	12,440	581
Northrop Grumman Corp.	631	64
Novellus Systems, Inc. (a)	1,300	51
Pentair, Inc.	1,830	67
Pitney Bowes, Inc.	10,760	405
Polycom, Inc. (a)	11,100	382
Rockwell Collins	2,370	46
Stewart & Stevenson Services, Inc.	190	4
Tecumseh Products Co. Class A	110	6
Tektronix, Inc. (a)	3,880	100
United Technologies Corp.	9,770	631
Xerox Corp.	40,320	420
		8,101

	Number of Shares	Market Value (000) $
Technology - 14.7%		
3Com Corp. (a)	1,490	10
Advanced Fibre Communications (a)	3,100	55
Advanced Micro Devices, Inc. (a)	15,200	241
Affiliated Computer Services, Inc. Class A (a)	4,600	488
Analog Devices, Inc. (a)	8,100	360
Apple Computer, Inc. (a)	10,900	239
Applera Corp. - Applied Biosystems Group	3,500	140
Applied Micro Circuits Corp. (a)	4,900	55
Ariba, Inc. (a)	25,387	156
Atmel Corp. (a)	2,360	17
Autodesk, Inc.	7,700	287
Automatic Data Processing, Inc.	7,700	454
Avaya, Inc. (a)	700	9
Avnet, Inc.	1,690	43
AVX Corp.	4,270	101
BEA Systems, Inc. (a)	9,800	151
BMC Software, Inc. (a)	10,610	174
Broadcom Corp. Class A (a)	14,620	598
Brocade Communications Systems, Inc. (a)	20,200	669
Check Point Software Technologies, Ltd. (a)	3,600	144
Cisco Systems, Inc. (a)	214,360	3,882
CommScope, Inc. (a)	810	17
COMPAQ Computer Corp.	28,740	281
Computer Associates International, Inc.	16,360	564
Computer Sciences Corp. (a)	1,120	55
Compuware Corp. (a)	4,530	53
Corning, Inc.	12,850	115
Dell Computer Corp. (a)	45,710	1,242
Electronic Data Systems Corp.	30,900	2,118
Electronics for Imaging, Inc. (a)	410	9
EMC Corp. (a)	49,910	671
Emulex Corp. (a)	2,700	107
Flextronics International, Ltd. (a)	23,520	564
General Dynamics Corp.	3,790	302
General Motors Corp. Class H (a)	1,439	22
Harris Corp.	9,300	284
Hewlett-Packard Co.	38,970	800
Imation Corp. (a)	370	8
Ingram Micro, Inc. Class A (a)	3,660	63
Intel Corp.	121,770	3,830
International Business Machines Corp.	21,960	2,656
Intuit, Inc. (a)	7,100	304
JDS Uniphase Corp. (a)	24,810	215
Keane, Inc. (a)	1,350	24
L-3 Communications Holdings, Inc. (a)	3,400	306
Linear Technology Corp.	5,700	223

December 31, 2001

	Number of Shares	Market Value (000) $
LSI Logic Corp. (a)	3,000	47
Lucent Technologies, Inc.	23,850	150
Maxim Integrated Products, Inc. (a)	6,275	330
Microchip Technology, Inc. (a)	6,300	244
Micron Technology, Inc. (a)	28,060	870
Microsoft Corp. (a)	56,500	3,743
Motorola, Inc.	9,490	143
National Semiconductor Corp. (a)	3,200	99
Network Associates, Inc. (a)	8,900	230
NVIDIA Corp. (a)	8,400	562
Oracle Corp. (a)	55,260	763
PanAmSat Corp. (a)	290	6
PeopleSoft, Inc. (a)	21,990	884
PerkinElmer, Inc.	1,000	35
QUALCOMM, Inc. (a)	6,000	303
Raytheon Co.	8,920	290
Rockwell International Corp.	12,160	217
Sanmina Corp. (a)	7,700	153
Siebel Systems, Inc. (a)	29,820	834
Storage Technology Corp. (a)	12,930	267
Sun Microsystems, Inc. (a)	41,100	506
Sybase, Inc. (a)	220	3
Synopsys, Inc. (a)	1,500	89
Texas Instruments, Inc.	25,770	722
Unisys Corp. (a)	2,870	36
UTStarcom, Inc. (a)	7,160	204
VeriSign, Inc. (a)	1,400	53
Veritas Software Corp. (a)	30,150	1,352
Vitesse Semiconductor Corp. (a)	5,000	62
Williams Communications Group, Inc. (a)	575	1
Xilinx, Inc. (a)	17,270	674
		36,978
Utilities - 8.5%		
Allegheny Energy, Inc.	5,210	189
Alliant Energy Corp.	1,500	46
Alltel Corp.	700	43
Ameren Corp.	6,000	254
American Electric Power Co., Inc.	13,660	595
AT&T Corp.	48,136	873
AT&T Wireless Services, Inc. (a)	70,510	1,013
BellSouth Corp.	25,550	975
Cablevision Systems Corp. (Rainbow Media Group) (a)	245	6
Centennial Cellular Corp. Class A (a)	390	4
CenturyTel, Inc.	1,350	44
Cinergy Corp.	7,200	241
CMS Energy Corp.	9,700	233
Comcast Corp. Special Class A (a)	17,100	616
Consolidated Edison, Inc.	8,620	348
Constellation Energy Group	5,490	146
Cox Communications, Inc. Class A (a)	1,570	66
Dominion Resources, Inc.	5,520	332
DPL, Inc.	4,600	111
DTE Energy Co.	1,632	68
Duke Energy Corp.	7,890	310
Edison International (a)	2,700	41
Entergy Corp.	2,550	100
Exelon Corp.	3,282	157
FirstEnergy Corp.	9,120	319
FPL Group, Inc.	2,710	153
KeySpan Corp.	2,590	90
Level 3 Communications, Inc. (a)	3,010	15
Mirant Corp. New (a)	3,226	52
Nextel Communications, Inc. Class A (a)	27,900	306
Nokia Corp. - ADR	71,580	1,755
Northeast Utilities	5,000	88
NSTAR	340	15
PG&E Corp. (a)	8,930	172
Pinnacle West Capital Corp.	4,690	196
Potomac Electric Power Co.	3,660	83
PPL Corp.	6,740	235
Progress Energy, Inc.	1,050	47
Progress Energy, Inc. - CVO (a)	1,300	1
Public Service Enterprise Group, Inc.	5,010	211
Puget Sound Energy, Inc.	10,800	236
Questar Corp.	820	21
Qwest Communications International, Inc.	6,447	91
Reliant Energy, Inc.	10,510	279
Reliant Resources, Inc. New (a)	1,030	17
SBC Communications, Inc.	64,493	2,526
Sempra Energy	16,870	414
Sprint Corp. (Fon Group)	49,740	999
Sprint Corp. (PCS Group) (a)	42,600	1,040
TeleCorp PCS, Inc. Class A (a)	1,530	19
Telephone & Data Systems, Inc.	760	68
TXU Corp.	8,390	396
United States Cellular Corp. (a)	370	17
Verizon Communications, Inc.	66,082	3,136
Vodafone Group PLC - ADR	7,400	190
Western Resources, Inc.	13,070	225
Western Wireless Corp. Class A (a)	400	10
Wisconsin Energy Corp.	5,200	116
WorldCom, Inc. - WorldCom Group (a)	46,990	662
Xcel Energy, Inc.	11,270	312
		21,323
Total Common Stocks (cost $222,021)		235,639

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 6.9%		
Frank Russell Investment Company Money Market Fund (b)	15,240	15,240
United States Treasury Bills (c)(d)(e) 1.650% due 03/21/02	2,000	1,992
Total Short-Term Investments (cost $17,232)		17,232
Total Investments - 100.5% (identified cost $239,253)		252,871
Other Assets and Liabilities, Net - (0.5%)		(1,141)
Net Assets - 100.0%		251,730

Futures Contracts	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000)
S&P 500 Index expiration date 03/02	14,078	$ 155
S&P Midcap 400 Index expiration date 03/02	2,800	60
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		$ 215

(a) Nonincome-producing security.
(b) At net asset value.
(c) At amortized cost, which approximates market.
(d) Held as collateral in connection with futures contracts purchased by the Fund.
(e) Rate noted is yield-to-maturity from date of acquisition.
(f) Real Estate Investment Trust (REIT).

Abbreviations:
ADR - American Depositary Receipt
CVO - Contingent Value Obligation

See accompanying notes which are an integral part of the financial statements.

Multi-Style Equity Fund

Statement of Assets and Liabilities

Amounts in thousands *(except per share amounts)* December 31, 2001

Assets		
Investments at market (including securities on loan of $267), (identified cost $239,253)		$ 252,871
Receivables:		
Dividends		334
Investments sold		1,644
Fund shares sold		189
Investment of securities lending collateral in money market funds, at cost and market value		278
Total assets		255,316
Liabilities		
Payables:		
Investments purchased	$ 2,778	
Fund shares redeemed	181	
Accrued fees to affiliates	140	
Other accrued expenses	59	
Daily variation margin on futures contracts	150	
Payable upon return of securities loaned	278	
Total liabilities		3,586
Net Assets		$ 251,730
Net Assets Consist of:		
Undistributed net investment income		$ 382
Accumulated net realized gain (loss)		(76,331)
Unrealized appreciation (depreciation) on:		
Investments		13,618
Futures contracts		215
Shares of beneficial interest		213
Additional paid-in capital		313,633
Net Assets		$ 251,730
Net Asset Value, offering and redemption price per share: ($251,729,674 divided by 21,259,028 shares of $.01 par value shares of beneficial interest outstanding)		$ 11.84

See accompanying notes which are an integral part of the financial statements.

Multi-Style Equity Fund

Statement of Operations

Amounts in thousands — Year Ended December 31, 2001

Investment Income		
Dividends		$ 3,070
Dividends from Money Market Fund		510
Interest		73
Securities Lending Income		2
Total investment income		3,655
Expenses		
Management fees	$ 1,906	
Custodian fees	338	
Transfer agent fees	9	
Professional fees	54	
Trustees' fees	17	
Amortization of deferred organization expenses	1	
Miscellaneous	109	
Expenses before reductions	2,434	
Expense reductions	(170)	
Expenses, net		2,264
Net investment income		1,391
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments	(33,494)	
Futures contracts	(2,624)	(36,118)
Net change in unrealized appreciation (depreciation) on:		
Investments	(3,792)	
Futures contracts	390	(3,402)
Net realized and unrealized gain (loss)		(39,520)
Net increase (decrease) in net assets from operations		$ (38,129)

See accompanying notes which are an integral part of the financial statements.

Multi-Style Equity Fund

Statement of Changes in Net Assets

Amounts in thousands — Years Ended December 31,

	2001	2000
Increase (Decrease) in Net Assets		
Operations		
Net investment income	$ 1,391	$ 1,440
Net realized gain (loss)	(36,118)	(28,353)
Net change in unrealized appreciation (depreciation)	(3,402)	(7,169)
Net increase (decrease) in net assets from operations	(38,129)	(34,082)
Distributions		
From net investment income	(1,122)	(1,512)
From net realized gain	(4,575)	(10,283)
Net decrease in net assets from distributions	(5,697)	(11,795)
Share Transactions		
Net increase (decrease) in net assets from share transactions	32,892	22,664
Total net increase (decrease) in net assets	(10,934)	(23,213)
Net Assets		
Beginning of period	262,664	285,877
End of period (including undistributed net investment income of $382 and $88, respectively)	$ 251,730	$ 262,664

See accompanying notes which are an integral part of the financial statements.

Multi-Style Equity Fund

Financial Highlights

The following table includes selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

		Years Ended December 31,			
	2001	2000	1999	1998	1997*
Net Asset Value, Beginning of Period	$ 14.13	$ 16.79	$ 16.02	$ 12.78	$ 10.00
Income From Operations					
Net investment income (a)	.07	.08	.12	.10	.09
Net realized and unrealized gain (loss)	(2.06)	(2.10)	2.41	3.49	2.75
Total income from operations	(1.99)	(2.02)	2.53	3.59	2.84
Distributions					
From net investment income	(.06)	(.08)	(.12)	(.08)	(.06)
From net realized gain	(.24)	(.56)	(1.64)	(.27)	—
Total distributions	(.30)	(.64)	(1.76)	(.35)	(.06)
Net Asset Value, End of Period	$ 11.84	$ 14.13	$ 16.79	$ 16.02	$ 12.78
Total Return (%)(b)	(14.21)	(12.26)	17.17	28.71	28.53
Ratios/Supplemental Data:					
Net Assets, end of period (in thousands)	251,730	262,664	285,877	73,998	23,639
Ratios to average net assets (%)(c):					
Operating expenses, net	.92	.92	.92	.92	.92
Operating expenses, gross	.99	.93	.96	1.21	1.61
Net investment income	.57	.51	.74	.70	.76
Portfolio turnover rate (%)	131.67	161.09	67.67	78.89	64.95

* For the period January 2, 1997 (commencement of operations) to December 31, 1997.

(a) For the periods subsequent to December 31, 1997, average month-end shares outstanding were used for this calculation.

(b) Periods less than one year are not annualized.

(c) The ratios for periods less than one year are annualized.

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Aggressive Equity Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Objective: To provide capital appreciation by assuming a higher level of volatility than is ordinarily expected from the Multi-Style Equity Fund by investing in equity securities.

Invests in: Primarily common stocks of small and medium capitalization US companies.

Strategy: The Fund uses a multi-style, multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of six small capitalization stock fund managers with distinct investment styles.



Growth of a $10,000 Investment
Aggressive Equity Fund
Lipper® Mid Cap Core Funds ‡
Russell 2500™ Index **
$19,000
$18,000
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
Yearly periods ended December 31

Aggressive Equity Fund

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 9,764	(2.36)%
Inception	$ 14,038	7.02%§

Russell 2500™ Index

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 10,122	1.22%
Inception	$ 16,357	10.34%§

Lipper® Small Co. Growth Funds Benchmark

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 9,546	(4.54)%
Inception	$ 17,698	

Aggressive Equity Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Performance Review

For the year ended December 31, 2001, the Aggressive Equity Fund reflected a loss of 2.36% as compared to the Russell 2500™ Index, which gained 1.22%. Security selection within the technology and financial services sectors were the largest detractors from the Fund's benchmark relative performance over the year.

Portfolio Highlights

The Fund's trailing returns during the first and second quarters accounted for the performance shortfall over the past 12 months. During the final six months of the year, although the Fund outperformed its index, it was unable to overcome the lagging returns from the first half of the year.

In an effort to further diversify the Fund's growth segment, two new managers were added to its lineup during the year. TimesSquare was funded during the second quarter, followed by Suffolk Capital Management in the third quarter. Russell has a high degree of confidence in both managers, and anticipates a positive impact on the Fund's long term performance.

During the first quarter, small cap led large cap issues, while value outperformed growth. The Fund trailed its index a result of its underexposure to the strongest performing securities, which in general, were either low quality stocks with poor earnings fundamentals or more speculative growth stocks with high price-to-earnings ratios.

Markets advanced during the second quarter, with small cap issues once again outperforming large cap issues. In contrast to the first quarter, growth outperformed value by roughly a two-to-one ratio. During the quarter, excess returns generated from strong stock selection were, to a large extent, offset by relatively defensive sector positioning among several of the Fund's growth managers.

Markets returned to negative territory during the third quarter, with the majority of the decline occurring prior to the September 11 terrorist attacks. In contrast to the second quarter, large caps led small caps, and value outperformed growth. The Fund outperformed its index, as it was rewarded for the specific securities held within the health care sector. Notably, emphasis of health service providers and de-emphasis of biotechnology companies enhanced returns.

US equity markets returned to positive ground during the fourth quarter as investors began to anticipate that the end of the economic recession was near. Once again reversing the trends of the previous quarter, small cap returned to favor, as did growth. The Fund slightly trailed its index, as a result of its stock selection within the technology and health care sectors.

Top Ten Equity Holdings (as a percent of Total Investments)	December 31, 2001
AmerisourceBergen Corp.	0.68%
Ryland Group, Inc. (The)	0.56
Sovereign Bancorp, Inc.	0.54
Raymond James Financial, Inc.	0.51
Medicis Pharmaceutical Corp. Class A.	0.51
Astoria Financial Corp.	0.50
Ryder System, Inc.	0.48
Pharmaceutical Product Development, Inc.	0.43
Integrated Circuit Systems, Inc.	0.43
Dole Food Co., Inc.	0.42

Portfolio Characteristics	December 31, 2001
Current P/E Ratio	18.9x
Portfolio Price/Book Ratio	2.24x
Market Capitalization - $-Weighted Average	1.65 Bil
Number of Holdings	950

Money Managers	*Styles*
CapitalWorks Investment Partners, LLC	Growth
David J. Greene & Co., LLC	Value
Geewax, Terker & Co.	Growth
Jacobs Levy Equity Management, Inc.	Value
Suffolk Capital Management, Inc.	Growth
Systematic Financial Management, LP	Value
TimesSquare Capital Management, Inc.	Growth
Westpeak Global Advisors, LP	Market-Oriented

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Russell 2500™ Index is composed of the bottom 500 stocks in the Russell 1000® Index and all the stocks in the Russell 2000® Index. The largest security in this index has a market capitalization of about $4.0 billion. The Russell 2500™ Index return reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

‡ Lipper® Small Co. Growth Funds Benchmark is the average total return for the universe of funds within the Small Company Growth Funds investment objective. The total return for the funds reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Aggressive Equity Fund

Statement of Net Assets

December 31, 2001

	Number of Shares	Market Value (000) $
Common Stocks - 91.9%		
Auto and Transportation - 3.7%		
Airborne, Inc.	14,700	218
American Axle & Manufacturing Holdings, Inc. (a)	7,400	158
Arkansas Best Corp. (a)	3,300	95
ArvinMeritor, Inc.	4,700	92
Atlantic Coast Airlines, Inc. (a)	1,350	31
Autoliv, Inc.	3,200	65
Aviall, Inc. (a)	1,900	14
Bandag, Inc.	500	17
Borg-Warner Automotive, Inc.	6,863	359
C.H. Robinson Worldwide, Inc.	3,270	95
Circuit City Stores, Inc. - CarMax Group (a)	9,900	225
Cooper Tire & Rubber Co.	5,700	91
Dana Corp.	11,300	157
Florida East Coast Industries, Inc.	600	14
Frontier Airlines, Inc. (a)	690	12
Gentex Corp. (a)	3,600	96
Heartland Express, Inc. (a)	1,100	31
Hunt (JB) Transportation Services, Inc. (a)	700	16
Kansas City Southern Industries, Inc. (a)	3,700	52
Kirby Corp. (a)	1,000	28
Knight Transportation, Inc. (a)	1,050	20
Landstar Systems, Inc. (a)	2,800	203
Lear Corp. (a)	11,200	427
Mesa Airlines, Inc. (a)	2,300	17
Navistar International Corp.	5,600	221
Offshore Logistics, Inc. (a)	5,000	89
Oshkosh Truck Corp. Class B	1,400	68
Overseas Shipholding Group, Inc.	2,300	52
Roadway Express, Inc.	3,500	128
Skywest, Inc.	13,500	344
TBC Corp. (a)	1,500	20
Visteon Corp.	14,900	224
Wabtec Corp.	10,600	130
Werner Enterprises, Inc.	5,600	136
Winnebago Industries, Inc.	2,700	100
Yellow Corp. (a)	5,392	136
		4,181
Consumer Discretionary - 16.2%		
Abercrombie & Fitch Co. Class A (a)	5,695	151
Action Performance Companies, Inc. (a)	2,270	69
Advance Auto Parts, Inc. (a)	515	26
Advo Systems, Inc. (a)	2,600	112
Alberto-Culver Co. Class B	2,983	133
Amazon.com, Inc. (a)	11,100	120
American Eagle Outfitters, Inc. (a)	4,352	114
American Greetings Corp. Class A	11,000	152
American Woodmark Corp.	200	11
AnnTaylor Stores Corp. (a)	5,300	186
Apollo Group, Inc. Class A (a)	150	7
Applebee's International, Inc.	2,850	97
Applica, Inc. (a)	13,300	120
Argosy Gaming Co. (a)	4,100	133
AutoZone, Inc. (a)	2,700	194
Aztar Corp. (a)	4,700	86
BJ's Wholesale Club, Inc. (a)	3,980	176
Blockbuster Entertainment Corp.	9,300	234
Bob Evans Farms, Inc.	900	22
Borders Group, Inc. (a)	1,700	34
Bowne & Co., Inc.	1,400	18
Brinker International, Inc. (a)	2,000	60
Brown Shoe Co., Inc.	7,100	115
Buca, Inc. (a)	8,300	135
Catalina Marketing Corp. (a)	3,700	128
Cato Corp. Class A	800	15
CBRL Group, Inc.	6,300	185
Charter Communications Holdings, Inc. Class A (a)	5,300	87
Cheesecake Factory, Inc. (The) (a)	1,105	38
Chicos FAS, Inc. (a)	1,100	44
Children's Place Retail Stores, Inc. (The) (a)	3,313	90
Choice Hotels International, Inc. (a)	1,320	29
ChoicePoint, Inc. (a)	5,100	259
Christopher & Banks Corp. (a)	6,645	228
Circuit City Stores - Circuit City Group	1,100	29
CKE Restaurants, Inc. (a)	16,800	152
Coach, Inc. New (a)	3,364	131
Coinstar, Inc. (a)	3,200	80
Consolidated Graphics, Inc. (a)	1,000	19
Corinthian Colleges, Inc. (a)	1,500	61
Corporate Executive Board Co., (The) (a)	7,220	265
Cost Plus, Inc. (a)	500	13
Cox Radio, Inc. Class A (a)	4,158	106
Daisytek International Corp. (a)	1,900	25
Darden Restaurants, Inc.	3,400	120
DeVry, Inc. (a)	2,000	57
DiamondCluster International, Inc. Class A (a)	3,700	48
DigitalThink, Inc. (a)	2,500	27
Dollar Tree Stores, Inc. (a)	3,844	119
EarthLink, Inc. (a)	12,446	151
Edison Schools, Inc. (a)	5,737	113
Education Management Corp. (a)	3,500	127
Emmis Communications Corp. Class A (a)	4,441	105
Entercom Communications Corp. (a)	2,900	145
Ethan Allen Interiors, Inc.	3,100	129
Extended Stay America, Inc. (a)	9,600	157

December 31, 2001

	Number of Shares	Market Value (000) $		Number of Shares	Market Value (000) $
Exult, Inc. (a)	3,100	50	On Assignment, Inc. (a)	270	6
F.Y.I., Inc. (a)	2,100	70	Oshkosh B' Gosh, Inc. Class A	800	34
Fisher Scientific International, Inc. (a)	4,090	119	Pacific Sunwear of California, Inc. (a)	1,460	30
Foot Locker, Inc. (a)	3,000	47	Panera Bread Co. (a)	440	23
Footstar, Inc. (a)	4,500	141	Park Place Entertainment Corp. (a)	20,000	183
Fred's, Inc. Class A	2,525	103	Paxson Communications Corp. (a)	1,400	15
Freemarkets, Inc. (a)	6,700	161	Payless ShoeSource, Inc. (a)	3,300	185
Friedman's, Inc. Class A	2,000	17	Penton Media, Inc.	5,900	37
FTI Consulting, Inc. (a)	4,840	159	Pep Boys - Manny, Moe & Jack	13,000	223
Furniture Brands International, Inc. (a)	6,000	192	Phillips-Van Heusen Corp.	21,000	229
Galyan's Trading Co. New (a)	13,600	194	Pier 1 Imports, Inc.	17,413	302
Genesco, Inc. (a)	1,300	27	Pittston Brink's Group	10,000	221
Getty Images, Inc. (a)	15,344	353	Playtex Products, Inc. (a)	12,500	122
Gray Communications Systems, Inc.	1,400	19	Pre-paid Legal Services, Inc. (a)	4,600	101
Group 1 Automotive, Inc. (a)	4,800	137	Prime Hospitality Corp. (a)	5,200	57
GTECH Holdings Corp. (a)	1,220	55	ProQuest Co. (a)	1,800	61
Handleman Co. (a)	2,900	43	Quanta Services, Inc. (a)	1,800	28
Haverty Furniture Co., Inc.	1,200	20	Quicksilver, Inc. (a)	4,978	86
Herbalife International, Inc. Class A	3,600	51	R.H. Donnelley Corp. (a)	6,100	177
Hollinger International, Inc. Class A	5,300	62	Radio One, Inc. (a)	6,200	112
Hot Topic, Inc. (a)	5,830	183	Reebok International, Ltd. (a)	5,400	143
Hotel Reservations Network, Inc.			Regis Corp.	340	9
Class A (a)	1,200	55	Revlon, Inc. Class A (a)	2,600	17
IHOP Corp. (a)	1,400	41	Right Management Consultants, Inc. (a)	1,270	22
Ikon Office Solutions, Inc.	30,800	360	Ross Stores, Inc.	1,800	58
International Flavors & Fragrances, Inc.	1,100	33	Royal Caribbean Cruises, Ltd.	8,630	140
International Game Technology (a)	380	26	Ruby Tuesday, Inc.	1,100	23
Isle of Capri Casinos, Inc. (a)	1,400	19	Ryan's Family Steak Houses, Inc. (a)	6,500	141
Lamar Advertising Co. Class A (a)	7,200	305	Saks, Inc. (a)	7,300	68
Land's End, Inc. (a)	3,200	161	Salton, Inc. (a)	12,100	228
Landry's Seafood Restaurants, Inc.	5,240	98	Scholastic Corp. (a)	2,520	127
Liberty Corp.	2,000	82	School Specialty, Inc. (a)	3,800	87
Lightbridge, Inc. (a)	1,600	19	SCP Pool Corp. (a)	9,455	260
Lone Star Steakhouse & Saloon	3,900	58	Service Corp. International (a)	20,000	100
Mathews International Corp. Class A	980	24	Shuffle Master, Inc. (a)	2,200	34
MAXIMUS, Inc. (a)	1,600	67	Six Flags, Inc. (a)	4,100	63
Maxwell Shoe Company, Inc. Class A (a)	9,800	138	Sonic Automotive, Inc. (a)	6,700	157
Media General, Inc. Class A	1,000	50	Sonic Corp. (a)	1,590	57
Meredith Corp.	2,100	75	Spanish Broadcasting Systems, Inc. (a)	2,400	24
Michaels Stores, Inc. (a)	3,400	112	Steiner Leisure, Ltd. (a)	6,100	130
Mobile Mini, Inc. (a)	1,800	70	Stride Rite Corp.	1,600	10
Movado Group, Inc.	13,100	252	Sturm, Ruger & Co., Inc.	3,900	47
Movie Gallery, Inc. (a)	1,200	29	Sylvan Learning Systems, Inc. (a)	6,100	135
MPS Group, Inc.	22,000	157	Take-Two Interactive Software, Inc. (a)	3,800	61
Neiman Marcus Group, Inc. (The)			Talbots, Inc.	1,600	58
Class A (a)	4,800	149	Tech Data Corp. (a)	4,100	177
New Horizons Worldwide, Inc. (a)	1,400	16	Tetra Tech, Inc. (a)	7,125	142
Nordstrom, Inc.	2,700	55	THQ, Inc. (a)	2,000	97
Nu Skin Enterprises, Inc. Class A	3,000	26	Tiffany & Co.	2,300	72
O'Reilly Automotive, Inc. (a)	4,850	177	Tommy Hilfiger Corp. (a)	16,800	231
Office Depot, Inc. (a)	20,100	373	Too, Inc. (a)	6,300	173

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Toro Co.	2,500	113
Tuesday Morning Corp. (a)	1,700	31
United Auto Group, Inc. (a)	4,100	106
United Stationers, Inc. (a)	1,300	44
Universal Electronics, Inc. (a)	12,200	210
Urban Outfitters, Inc. (a)	1,770	43
Valassis Communications, Inc. (a)	2,600	93
Valuevision International, Inc. Class A (a)	5,600	110
Vans, Inc. (a)	1,800	23
Volt Information Sciences, Inc. (a)	800	14
Wallace Computer Services, Inc.	3,500	66
West Corp. (a)	3,200	80
Wet Seal, Inc. Class A (The) (a)	2,700	64
Williams-Sonoma, Inc. (a)	5,056	216
XM Satellite Radio, Inc. Class A (a)	7,900	144
Yahoo!, Inc. (a)	12,300	217
Zale Corp. (a)	3,029	126
		18,040
Consumer Staples - 4.0%		
American Italian Pasta Co. Class A (a)	2,100	88
Church and Dwight Co., Inc.	860	23
Constellation Brands, Inc. Class A (a)	7,960	341
Coors (Adolph) Co. Class B	3,700	198
Del Monte Foods Co. (a)	1,900	16
Dial Corp.	24,900	427
Dimon, Inc.	3,500	25
Dole Food Co., Inc.	17,400	467
Fresh Del Monte Produce, Inc.	6,100	92
Great Atlantic & Pacific Tea Co., Inc. (a)	5,500	131
Ingles Markets, Inc.	2,300	27
Interstate Bakeries Corp.	7,100	172
J & J Snack Foods Corp. (a)	1,000	24
Longs Drug Stores, Inc.	2,600	61
McCormick & Co., Inc.	960	40
Nash Finch Co.	1,100	34
Nature's Sunshine Products, Inc.	1,900	22
NBTY, Inc. (a)	4,200	49
Pathmark Stores, Inc. (a)	5,000	123
PepsiAmericas, Inc.	13,000	179
Performance Food Group Co. (a)	2,630	92
Ralcorp Holdings, Inc. (a)	1,600	36
Schweitzer-Mauduit International, Inc.	2,900	69
Smithfield Foods, Inc. (a)	20,600	454
Spartan Stores, Inc. (a)	2,300	28
Standard Commercial Corp.	10,200	168
SuperValu, Inc.	15,400	341
Tootsie Roll Industries, Inc.	3,600	141
Tyson Foods, Inc. Class A	23,162	268
United Natural Foods, Inc. (a)	1,500	38
Universal Corp.	3,200	117
UST, Inc.	50	2
Winn-Dixie Stores, Inc.	10,000	142
		4,435
Financial Services - 18.3%		
Advanta Corp. Class A	2,700	27
Aetna, Inc.	5,700	188
Affiliated Managers Group, Inc. (a)	5,760	406
Alexandria Real Estate Equities, Inc. (e)	1,500	62
American Financial Group, Inc.	1,900	47
American Financial Holdings, Inc.	900	23
American National Insurance Co.	300	25
AmeriCredit Corp. (a)	5,012	158
Annaly Mortgage Management, Inc.	11,600	186
Anthracite Capital, Inc.	3,300	36
Arrow Financial Corp.	735	21
Associated Banc-Corp.	7,230	255
Astoria Financial Corp.	21,000	556
BankAtlantic Bancorp, Inc. Class A	7,700	71
BankUnited Financial Corp. (a)	600	9
BARRA, Inc. (a)	1,000	47
Bedford Property Investors, Inc. (e)	2,700	61
BISYS Group, Inc. (a)	6,700	429
BKF Capital Group, Inc. (a)	900	26
Block (H&R), Inc.	100	4
BOK Financial Corp. (a)	2,000	63
Boston Private Financial Holdings, Inc.	1,490	33
Boykin Lodging Co. (e)	2,200	18
Brandywine Realty Trust (e)	2,200	46
Brookline Bancorp, Inc.	1,700	28
Brown & Brown, Inc.	11,780	322
Camden Property Trust (e)	3,900	143
Capital Automotive (e)	4,819	96
CBL & Associates Properties, Inc. (e)	7,800	246
Certegy, Inc. New (a)	4,000	137
Charter Municipal Mortgage Acceptance Co.	1,300	21
Chelsea Property Group, Inc.	1,500	74
City National Corp.	2,100	98
Coastal Bancorp, Inc.	5,400	156
Cobalt Corp. (a)	13,800	88
Comdisco, Inc.	14,500	8
Commerce Group, Inc.	2,400	90
Commercial Federal Corp.	6,900	162
Commercial Net Lease Realty (e)	1,700	22
Community First Bankshares, Inc.	200	5
Cornerstone Realty Income Trust, Inc.	700	8
CORUS Bankshares, Inc.	2,800	127
Countrywide Credit Industries, Inc.	110	5
Cullen Frost Bankers, Inc.	4,800	148
Deluxe Corp.	3,300	137

Aggressive Equity Fund

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Digital Insight Corp. (a)	4,126	92
Dime Bancorp, Inc. 2001 Litigation Tracking Warrants (a)	29,900	4
Dime Community Bancorp, Inc.	7,250	203
Doral Financial Corp.	6,300	197
Downey Financial Corp.	3,000	124
DST Systems, Inc. (a)	3,000	150
E*TRADE Group, Inc. (a)	8,400	86
EastGroup Properties, Inc.	800	18
Eaton Vance Corp.	4,380	156
Edwards (A.G.), Inc.	8,100	358
eFunds Corp. (a)	1,500	21
Entertainment Properties Trust (e)	8,100	157
Equity Inns, Inc.	3,800	25
FactSet Research Systems, Inc.	4,220	147
Fair, Isaac and Co., Inc.	1,650	104
Federated Investors, Inc. Class B	2,700	86
Fidelity National Financial, Inc.	14,030	348
Financial Federal Corp. (a)	470	15
Financial Institutions, Inc.	900	21
FINOVA Group, Inc. (a)	8,800	5
First American Financial Corp.	15,400	289
First Bancorp.	2,310	66
First Banks America, Inc. (a)	500	16
First Citizens BancShares, Inc.	900	88
First Federal Capital Corp.	1,800	28
First Niagara Financial Group, Inc.	3,000	50
First Place Financial Corp.	1,200	19
First Republic Bank (a)	1,200	29
FirstFed Financial Corp. (a)	3,600	92
Flagstar Bancorp, Inc.	1,700	34
Flushing Financial Corp.	800	14
Fulton Financial Corp.	420	9
Gallagher (Arthur J.) & Co.	3,440	119
GATX Corp.	3,900	127
Glacier Bancorp, Inc.	110	2
Glenborough Realty Trust, Inc. (e)	2,100	41
Global Payments, Inc.	7,600	261
Golden State Bancorp, Inc.	3,400	89
Great Lakes, Inc.	1,000	16
Greenpoint Financial Corp.	1,000	36
Harland (John H.) Co.	1,400	31
Harleysville Group, Inc.	900	22
Health Care, Inc.	3,000	73
Healthcare Realty Trust, Inc. (e)	2,500	70
Hibernia Corp. Class A	6,500	116
Hospitality Properties Trust (e)	3,313	98
Host Marriott Corp. (e)	10,200	92
HRPT Properties Trust	16,900	146
Hudson City Bancorp, Inc.	1,100	29
Independence Community Bank Corp.	5,600	127
Independent Bank Corp.	1,200	26
Independent Bank Corp.	1,173	33
IndyMac Bancorp, Inc. (a)	16,100	376
Innkeepers USA Trust	20,300	199
Investment Technology Group (a)	8,115	317
Investors Financial Services Corp.	5,200	344
IRT Property Co.	2,800	30
Irwin Financial Corp.	2,700	46
iShares S&P MidCap 400 / BARRA Growth Index Fund	1,700	194
J.P. Realty, Inc. (e)	1,200	29
Jack Henry & Associates, Inc.	5,200	114
JDN Realty Corp. (e)	2,800	35
Jefferies Group, Inc.	3,100	131
John Nuveen & Co., Inc. Class A	2,550	136
Keystone Property Trust	1,100	14
Koger Equity, Inc.	1,800	29
Kramont Realty Trust	1,300	19
Kronos, Inc. (a)	1,350	65
LaBranche & Co., Inc. (a)	4,300	148
Lakeland Bancorp, Inc.	925	15
LandAmerica Financial Group, Inc.	4,000	115
LaSalle Hotel Properties (e)	1,300	15
Legg Mason, Inc.	3,700	185
Leucadia National Corp.	1,200	35
Lexington Corporate Properties Trust	1,000	16
Macerich Co. (The) (e)	2,000	53
MAF Bancorp, Inc.	400	12
Markel Corp. (a)	1,300	234
MB Financial, Inc. (a)	1,000	27
Mercury General Corp.	700	31
Metris Companies, Inc.	15,454	397
Mississippi Valley Bancshares, Inc.	600	24
Moody's Corp.	3,600	143
National Health Investors, Inc.	7,500	111
National Western Life Insurance Co. Class A (a)	200	22
Neuberger Berman, Inc.	4,200	184
New Century Financial Corp. (a)	1,400	19
New York Community Bancorp, Inc.	11,473	262
OceanFirst Financial Corp.	2,900	70
Ocwen Financial Corp. (a)	3,400	29
Odyssey Re Holdings Corp.	8,000	142
Ohio Casualty Corp. (a)	6,300	101
Old Republic International Corp.	11,200	314
Old Second Bancorp, Inc.	400	16
Pacific Century Financial Corp.	9,300	241
Parkway Properties, Inc.	1,700	56
PFF Bancorp, Inc.	3,600	99
Philadelphia Consolidated Holding Corp. (a)	550	21

December 31, 2001

	Number of Shares	Market Value (000) $
PMI Group, Inc. (The)	500	34
Port Financial Corp.	1,200	31
Prentiss Properties Trust (e)	3,600	99
Prime Group Realty Trust	1,900	18
Protective Life Corp.	7,300	211
Provident Bankshares Corp.	1,500	36
PS Business Parks, Inc. (e)	1,000	32
R&G Financial Corp.	6,300	108
Radian Group, Inc.	5,816	250
Raymond James Financial, Inc.	16,215	576
Realty Income Corp. (e)	1,600	47
Redwood Trust, Inc.	1,100	27
RenaissanceRe Holdings, Ltd.	2,500	239
Republic Bancorp, Inc.	15,301	212
Republic Bancorp, Inc. Class A	6,100	82
RFS Hotel Investors, Inc. (e)	3,000	34
Roslyn Bancorp, Inc.	8,650	151
Ryder System, Inc.	24,300	538
Sandy Spring Bancorp, Inc.	5,080	162
Seacoast Banking Corp. of Florida	3,000	139
Second Bancorp, Inc.	700	15
Senior Housing Properties Trust	9,000	125
Shurgard Storage Centers, Inc. Class A (e)	1,300	42
Silicon Valley Bancshares (a)	3,700	99
SL Green Realty Corp. (e)	3,400	104
Sovereign Bancorp, Inc.	49,900	611
Stancorp Financial Group, Inc.	2,300	109
Staten Island Bancorp, Inc.	8,400	137
Sterling Bancorp	710	21
Sterling Bancshares, Inc.	2,760	35
Stewart Information Services Corp. (a)	1,900	38
SunGard Data Systems (a)	2,300	67
SWS Group, Inc.	990	25
Taubman Centers, Inc. (e)	4,900	73
TCF Financial Corp.	2,100	101
Texas Regional Bancshares, Inc. Class A	980	37
Thornburg Mortgage Asset Corp.	10,900	214
Triad Guaranty, Inc. (a)	4,290	155
Trust Company of New Jersey	1,200	30
TrustCo Bank Corp. NY	1,086	14
U.S. Restaurant Properties, Inc.	1,300	19
UICI (a)	2,000	27
UNB Corp.	1,300	24
United Dominion Realty Trust, Inc. (e)	2,900	42
Unitrin, Inc.	1,400	55
Universal Health Realty Income Trust SBI	3,700	86
Watson Wyatt & Co. Holdings (a)	6,300	136
Weingarten Realty Investors	1,500	71
Westamerica Bancorporation	680	27
Whitney Holding Corp.	4,300	188
World Acceptance Corp. (a)	300	2
		20,493

	Number of Shares	Market Value (000) $
Health Care - 13.2%		
Abgenix, Inc. (a)	5,500	185
Accredo Health, Inc. (a)	2,100	83
AdvancePCS (a)	2,630	77
Affymetrix, Inc. (a)	2,600	98
Albany Molecular Research, Inc. (a)	600	16
Alexion Pharmaceuticals, Inc. (a)	500	12
Alkermes, Inc. (a)	5,100	134
Alpharma, Inc. Class A	3,000	79
American Medical Systems Holdings, Inc. New (a)	860	18
AmerisourceBergen Corp.	12,029	764
AMN Healthcare Services, Inc. New (a)	1,500	41
Applera Corp. - Celera Genomics Group (a)	10,100	270
Apria Healthcare Group, Inc. (a)	1,640	41
Barr Laboratories, Inc. (a)	1,200	95
Bausch & Lomb, Inc.	9,300	350
Beckman Coulter, Inc.	3,090	137
Bio-Rad Laboratories, Inc. Class A (a)	600	38
Bio-Technology General Corp. (a)	3,900	32
Boron, LePore & Associates, Inc. (a)	2,000	28
Bruker Daltonics, Inc. New (a)	8,040	131
Cell Therapeutics, Inc. (a)	1,320	32
Cephalon, Inc. (a)	1,000	76
Cerner Corp. (a)	2,800	140
Charles River Laboratories International, Inc. (a)	11,200	375
CIMA Labs, Inc. (a)	810	29
Community Health Care (a)	5,510	141
Conmed Corp. (a)	2,500	50
Cooper Companies, Inc.	5,410	270
CorVel Corp. (a)	180	6
Covance, Inc. (a)	1,670	38
Cross Country, Inc. New (a)	3,300	87
CV Therapeutics, Inc. (a)	1,300	68
Cytyc Corp. (a)	7,682	201
Datascope Corp.	600	20
DaVita, Inc. (a)	10,900	267
Diagnostic Products Corp.	2,160	95
DVI, Inc. (a)	2,400	41
Eclipsys Corp. (a)	3,790	63
Edwards Lifesciences Corp. (a)	5,900	163
Endocare, Inc. (a)	6,548	117
Enzo Biochem, Inc. (a)	445	10
Enzon, Inc. (a)	3,300	186
Express Scripts, Inc. Class A (a)	6,010	281
First Health Group Corp. (a)	8,790	217
First Horizon Pharmaceutical Corp. (a)	2,385	70
Gene Logic, Inc. (a)	850	16
Genencor International, Inc. (a)	3,300	53

Aggressive Equity Fund

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Genzyme Corp. (a)	32	2
Health Management Associates		
Class A (a)	260	5
Health Net, Inc. (a)	20,600	449
HealthExtras, Inc. (a)	1,000	6
HEALTHSOUTH Corp. (a)	17,500	259
Henry Schein, Inc. (a)	1,300	48
Hooper Holmes, Inc.	420	4
Humana, Inc. (a)	20,400	241
ICON plc - ADR (a)	3,300	98
ICOS Corp. (a)	1,100	63
ICU Medical, Inc. (a)	440	20
IDEXX Laboratories, Inc. (a)	4,200	120
Impath, Inc. (a)	510	23
InforMax, Inc. (a)	5,900	17
Inhale Therapeutic Systems, Inc. (a)	7,010	130
Integra LifeSciences Holdings (a)	2,070	55
Invacare Corp.	1,300	44
Invitrogen Corp. (a)	4,960	307
Kos Pharmaceuticals, Inc. (a)	1,700	59
Landauer, Inc.	400	14
LifePoint Hospitals, Inc. (a)	7,390	252
Lincare Holdings, Inc. (a)	11,400	327
Manor Care, Inc. (a)	7,600	180
Maxygen Inc. (a)	230	4
Medicis Pharmaceutical Corp. Class A. (a)	8,900	575
Mentor Corp.	1,400	40
Merit Medical Systems, Inc. (a)	12,200	228
Mid Atlantic Medical Services, Inc. (a)	3,300	75
Mylan Laboratories, Inc.	160	6
Myriad Genetics, Inc. (a)	400	21
NDCHealth Corp.	2,660	92
Neurocrine Biosciences, Inc. (a)	4,600	236
Novavax, Inc.	4,000	56
Ocular Sciences, Inc. (a)	4,350	101
Omnicare, Inc.	18,440	459
Orthodontic Centers of America, Inc. (a)	2,700	82
Owens & Minor, Inc., Holding Co.	2,000	37
Oxford Health Plans, Inc. (a)	3,600	109
PacifiCare Health Systems, Inc. (a)	11,800	189
Parexel International Corp. (a)	6,400	92
Patterson Dental Co. (a)	3,830	157
Pediatrix Medical Group (a)	200	7
Perrigo Co. (a)	2,800	33
Pharmaceutical Product Development,		
Inc. (a)	14,873	481
Pharmaceutical Resources, Inc. (a)	2,800	95
Pharmacopeia, Inc. (a)	4,100	57
Priority Healthcare Corp. Class B (a)	4,400	155
Province Healthcare Co. (a)	6,330	195
PSS World Medical, Inc. (a)	5,400	44

	Number of Shares	Market Value (000) $
Quest Diagnostics, Inc. (a)	900	65
Quintiles Transnational Corp. (a)	1,500	24
Renal Care Group, Inc. (a)	8,470	272
ResMed, Inc. (a)	1,200	65
Respironics, Inc. (a)	6,770	235
SangStat Medical Corp. (a)	10,800	212
Serologicals Corp. (a)	1,700	37
SICOR, Inc. (a)	5,235	82
SpaceLabs, Inc. (a)	7,800	95
Specialty Laboratories, Inc. New (a)	150	4
St. Jude Medical, Inc. (a)	70	5
Stericycle, Inc. (a)	3,100	189
Sunrise Assisted Living, Inc. (a)	200	6
Sybron Dental Specialties, Inc. (a)	2,066	45
Syncor International Corp. (a)	2,700	77
Techne Corp. (a)	1,360	50
Theragenics Corp. (a)	3,300	33
Thoratec Laboratories Corp. (a)	8,400	143
Triad Hospitals, Inc. (a)	12,300	361
Trigon Healthcare, Inc. (a)	1,800	125
Trimeris, Inc. (a)	370	17
Universal Health Services, Inc.		
Class B (a)	2,140	92
Varian Medical Systems, Inc. (a)	1,000	70
Varian, Inc. (a)	2,810	90
Vertex Pharmaceuticals, Inc. (a)	2,400	58
VISX, Inc. (a)	5,600	73
WebMD Corp. (a)	18,100	127
		14,742
Integrated Oils - 0.4%		
Great Plains Energy, Inc.	8,200	207
Holly Corp.	3,100	60
Tesoro Petroleum Corp. (a)	10,100	132
		399
Materials and Processing - 5.5%		
Apogee Enterprises, Inc.	2,900	46
Applied Films Corp. (a)	10,021	313
AptarGroup, Inc.	6,100	214
Ashland, Inc.	3,700	170
Barnes Group, Inc.	800	19
Brady Corp. Class A	600	22
Brush Engineered Materials, Inc.	1,800	26
Calgon Carbon Corp.	21,100	176
Cambrex Corp.	2,300	100
Carpenter Technology Corp.	1,300	35
Catellus Development Corp. (a)	2,000	37
ChemFirst, Inc.	1,100	26
Chesapeake Corp.	800	22
CoorsTek, Inc. (a)	10,900	347

December 31, 2001

	Number of Shares	Market Value (000) $
Crown Cork & Seal Co., Inc. (a)	10,000	25
Cytec Industries, Inc. (a)	4,000	108
Dycom Industries, Inc. (a)	12,900	216
EMCOR Group, Inc. (a)	9,200	418
Engelhard Corp.	8,400	233
Finish Line (The), Inc. Class A (a)	1,100	17
Freeport-McMoRan Copper & Gold, Inc. Class B (a)	3,700	50
Fuller (H.B.) Co.	1,800	52
Greif Bros. Corp. Class A	2,200	72
Hexcel Corp. (a)	500	2
IMC Global, Inc.	4,700	61
International Specialty Products, Inc. (a)	3,200	29
Ivex Packaging Corp. (a)	900	17
LNR Property Corp.	2,600	81
Longview Fibre Co.	1,700	20
Louisiana Pacific Corp.	20,700	175
Lubrizol Corp.	8,200	288
Lydall, Inc. (a)	2,000	20
Martin Marietta Materials, Inc.	1,200	56
Minerals Technologies, Inc.	900	42
NCH Corp.	1,100	57
NL Industries, Inc.	4,200	64
P.H. Glatfelter Co.	17,900	279
Packaging Corp. of America (a)	10,600	192
Pactiv Corp. (a)	14,000	249
PolyOne Corp.	7,800	76
Potlatch Corp.	2,600	76
Precision Castparts Corp.	7,400	209
Quanex Corp.	700	20
RTI International Metals (a)	4,200	42
Schulman (A.), Inc.	3,000	41
Scotts Co. (The) Class A (a)	2,850	136
Sealed Air Corp. (a)	8,200	334
Shaw Group, Inc. (The) (a)	3,360	79
Silgan Holdings, Inc. (a)	7,500	195
Simpson Manufacturing Co., Inc. (a)	800	46
Smurfit-Stone Container Corp. (a)	800	13
Standard Register Co.	3,000	56
Symyx Technologies, Inc. New (a)	360	8
Temple-Inland, Inc.	1,000	57
Titanium Metals Corp. (a)	6,000	24
Unifi, Inc. (a)	2,100	15
Universal Forest Products, Inc.	2,700	57
USEC, Inc.	14,600	104
USG Corp.	5,000	29
USX-U.S. Steel Group	6,100	110
Valspar Corp.	490	19
Wausau-Mosinee Paper Corp.	2,500	30
York International Corp.	1,100	42
		6,194
Miscellaneous - 0.2%		
GenCorp, Inc.	3,500	49
Hillenbrand Industries, Inc.	700	39
Kaman Corp. Class A	2,600	41
US Industries, Inc. (a)	14,500	37
Walter Industries, Inc.	700	8
		174
Other Energy - 4.2%		
Arch Coal, Inc.	11,700	266
Atwood Oceanics, Inc. (a)	1,200	42
Berry Petroleum Co. Class A	1,200	19
BJ Services Co. (a)	5,000	162
CARBO Ceramics, Inc.	1,900	74
Chesapeake Energy Corp. (a)	5,320	35
Comstock Resources, Inc. (a)	3,600	25
CONSOL Energy, Inc.	2,900	72
Cooper Cameron Corp. (a)	4,400	178
Equitable Resources, Inc.	2,000	68
Evergreen Resources, Inc. (a)	1,500	58
FuelCell Energy, Inc. (a)	2,020	37
GlobalSantaFe Corp.	3,000	86
GulfMark Offshore, Inc. (a)	6,220	176
Hanover Compressor Co. (a)	11,830	299
Houston Exploration Co. (The) (a)	310	10
Hydril Co. New (a)	3,400	60
Input/Output, Inc. (a)	7,200	59
Key Energy Group, Inc. (a)	17,866	164
Key Production, Inc. (a)	2,600	44
Lufkin Industries, Inc.	500	13
National-Oilwell, Inc. (a)	1,900	39
Oceaneering International, Inc. (a)	2,300	51
Octel Corp. (a)	2,100	38
Parker Drilling Co. (a)	12,100	45
Patterson-UTI Energy, Inc. (a)	19,200	448
Penn Virginia Corp.	150	5
Plains Resources, Inc. (a)	650	16
PNM Resources, Inc.	8,200	229
Quicksilver Resources, Inc. (a)	450	9
Seitel, Inc. (a)	6,100	83
Smith International, Inc. (a)	4,800	257
Spinnaker Exploration Co. (a)	1,890	78
Stone Energy Corp. (a)	880	35
Sunoco, Inc.	7,300	273
Swift Energy Co. (a)	730	15
TETRA Technologies, Inc. (a)	5,030	105
Unit Corp. (a)	1,500	19
Universal Compression Holdings, Inc. (a)	1,000	29
Valero Energy Corp.	12,100	461
Veritas DGC, Inc. (a)	14,770	273

December 31, 2001

	Number of Shares	Market Value (000) $
Vintage Petroleum, Inc.	8,336	120
XTO Energy, Inc.	8,240	145
		4,720
Producer Durables - 7.0%		
Advanced Energy Industries, Inc. (a)	6,756	180
AGCO Corp.	7,000	110
Allen Telecom, Inc. (a)	10,500	89
Alliant Techsystems, Inc. (a)	3,380	261
AMETEK, Inc.	970	31
Andrew Corp. (a)	800	18
Audiovox Corp. Class A (a)	3,400	25
Axcelis Technologies, Inc. (a)	2,500	32
Beazer Homes USA, Inc. (a)	2,800	205
Briggs & Stratton Corp.	700	30
Brooks Automation, Inc. (a)	8,653	352
CIRCOR International, Inc.	1,100	20
CNH Global N.V.	7,800	48
Cohu, Inc.	5,900	117
Cymer, Inc. (a)	7,327	196
D.R. Horton, Inc.	10,632	345
Donaldson Co., Inc.	4,720	183
Engineered Support Systems, Inc.	3,500	120
Esterline Corp. (a)	3,800	61
FEI Co. (a)	3,777	119
FLIR Systems, Inc. (a)	570	22
General Cable Corp.	4,000	52
Genlyte Group, Inc. (The) (a)	900	27
Global Power Equipment Group (a)	2,600	39
Hovnanian Enterprises, Inc. Class A (a)	3,100	66
Itron, Inc. (a)	900	27
Kadant, Inc. (a)	300	4
KB HOME	1,700	68
Kulicke & Soffa Industries, Inc. (a)	10,200	175
Lam Research Corp. (a)	3,400	79
Lennar Corp.	8,900	417
LTX Corp. (a)	8,600	180
M.D.C. Holdings, Inc.	7,887	298
Mettler-Toledo International, Inc. (a)	5,330	276
Millipore Corp.	2,300	140
MKS Instruments, Inc. (a)	4,481	121
MTS Systems Corp.	400	4
Northrop Grumman Corp.	153	15
Orbital Sciences Corp. Class A (a)	17,800	74
Pemstar, Inc. New (a)	12,020	144
Photon Dynamics, Inc. (a)	2,427	111
Photronics, Inc. (a)	6,300	198
Plantronics, Inc. (a)	4,670	120
Polycom, Inc. (a)	2,300	79
Power-One, Inc. (a)	13,800	144
Powerwave Technologies, Inc. (a)	1,810	31
Pulte Corp.	1,020	46
RF Micro Devices, Inc. (a)	5,040	97
Robbins & Myers, Inc.	100	2
Roper Industries, Inc.	2,600	129
Rudolph Technologies, Inc. (a)	3,171	109
Ryland Group, Inc. (The)	8,600	630
SBA Communications Corp. (a)	6,670	87
Somera Communications, Inc. (a)	4,600	35
Spectralink Corp. (a)	6,523	112
Steelcase, Inc. Class A	2,800	41
Symmetricom, Inc. (a)	13,000	99
Teledyne Technologies, Inc. (a)	11,200	182
Teradyne, Inc. (a)	2,800	84
Therma-Wave, Inc. (a)	8,773	130
Toll Brothers, Inc. (a)	500	22
Tollgrade Communications, Inc. (a)	3,500	116
TRC Companies, Inc. (a)	3,800	190
Triumph Group, Inc. (a)	600	20
Veeco Instruments, Inc. (a)	5,239	188
Woodward Governor Co.	600	35
		7,807
Technology - 15.6%		
3Com Corp. (a)	39,200	250
Activision, Inc. (a)	900	23
Actuate Corp. (a)	1,730	9
Acxiom Corp. (a)	10,700	187
Adaptec, Inc. (a)	8,700	126
Advanced Digital Information (a)	10,959	176
Advanced Fibre Communications (a)	8,700	154
Advent Software, Inc. (a)	3,380	169
Aeroflex, Inc. (a)	7,962	151
Affiliated Computer Services, Inc. Class A (a)	2,000	212
Alliance Data Systems Corp. New (a)	7,900	151
Alloy Online, Inc. (a)	2,600	56
Alpha Industries, Inc. (a)	11,216	245
Altera Corp. (a)	6,600	140
ANADIGICS, Inc. (a)	4,500	69
Anaren Microwave, Inc. (a)	6,151	107
Anixter International, Inc. (a)	60	2
ANSYS, Inc. (a)	3,300	81
Apogent Technologies, Inc. (a)	2,290	59
Arbitron, Inc. (a)	9,700	331
Ariba, Inc. (a)	10,600	65
Arris Group, Inc. (a)	9,100	89
Arrow Electronics, Inc. (a)	6,100	182
Ascential Software Corp. (a)	4,700	19
AsiaInfo Holdings Inc. Co (a)	6,000	105
ASM International NV (a)	5,100	100
Aspen Technology, Inc. (a)	7,276	122

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
ATI Technologies, Inc. (a)	6,800	86
Autodesk, Inc.	2,600	97
Avant! Corp. (a)	4,500	92
Avnet, Inc.	9,000	229
BEI Technologies, Inc.	10,400	181
Borland Software Corp. (a)	13,300	208
Boston Communications Group, Inc. (a)	5,800	66
Brocade Communications Systems, Inc. (a)	2,300	76
Business Objects SA - ADR (a)	2,000	68
CACI International, Inc. Class A (a)	7,120	281
Caliper Technologies Corp. (a)	4,800	75
Catapult Communications Corp. (a)	630	16
Centillium Communications, Inc. (a)	3,800	30
Checkpoint Systems, Inc. (a)	2,800	38
Cirrus Logic, Inc. (a)	4,300	57
Cognizant Technology Solutions Corp. (a)	870	36
Coherent, Inc. (a)	3,300	102
Computer Network Technology Corp. (a)	10,430	186
Concurrent Computer Corp. (a)	9,913	147
Cree, Inc. (a)	3,980	117
CSG Systems International, Inc. (a)	1,600	65
Digex, Inc. (a)	20,700	62
Documentum, Inc. (a)	4,900	106
DRS Technologies, Inc. (a)	10,890	388
DSP Group, Inc. (a)	6,800	158
E.piphany, Inc. (a)	4,200	37
EDO Corp.	450	12
Electronics for Imaging, Inc. (a)	2,900	65
Entegris, Inc. New (a)	4,000	44
Enterasys Networks, Inc. (a)	2,300	20
EPIQ Systems, Inc. (a)	2,935	57
ESCO Technologies, Inc. (a)	2,700	93
ESS Technology, Inc. (a)	7,100	151
Excel Technology, Inc. (a)	5,400	94
Extreme Networks, Inc. (a)	8,532	110
Fairchild Semiconductor Corp. Class A (a)	2,200	62
FalconStor Software, Inc. (a)	2,300	21
FileNet Corp. (a)	240	5
Finisar Corp. (a)	10,375	106
Forrester Research, Inc. (a)	3,100	62
Genesis Microchip, Inc. (a)	600	40
Gentner Communications Corp. (a)	2,000	33
Genuity, Inc. (a)	67,000	106
Gerber Scientific, Inc.	2,700	25
Harmonic Lightwaves, Inc. (a)	14,100	169
Harris Corp.	9,460	289
hi/fn, inc. (a)	1,186	17
HNC Software, Inc. (a)	2,150	44
Hutchinson Technology, Inc. (a)	1,600	37
Hyperion Solutions Corp. (a)	8,000	159
IDX Systems Corp. (a)	2,000	26
II-VI, Inc. (a)	7,279	125
Imation Corp. (a)	2,900	63
InFocus Corp. (a)	3,100	68
Informatica Corp. (a)	17,800	258
Ingram Micro, Inc. Class A (a)	8,200	142
Inktomi Corp. (a)	5,500	37
Integrated Circuit Systems, Inc. (a)	21,143	478
International Rectifier Corp. (a)	1,866	65
Intersil Holding Corp. (a)	10,570	341
InterVoice, Inc. (a)	2,700	35
Interwoven, Inc. (a)	15,200	148
Intrado, Inc. (a)	800	21
JDA Software Group, Inc. (a)	1,700	38
Keithley Instruments, Inc.	2,500	42
Keynote Systems, Inc. (a)	5,100	48
Kopin Corp. (a)	1,500	21
L-3 Communications Holdings, Inc. (a)	1,490	134
Lantronix, Inc. New (a)	5,500	35
Lawson Software, Inc. New	4,300	68
LeCroy Corp. (a)	1,700	31
Loral Space & Communications, Ltd. (a)	27,500	82
Macromedia, Inc. (a)	1,060	19
Macrovision Corp. (a)	2,800	99
Manugistics Group, Inc. (a)	4,287	90
Maxtor Corp. (a)	21,300	135
McDATA Corp. (a)	2,600	65
McDATA Corp. Class A (a)	1,900	47
Mentor Graphics Corp. (a)	4,400	104
Mercury Computer Systems, Inc. (a)	500	20
Mercury Interactive Corp. (a)	1,800	61
Methode Electronics, Inc. Class A	3,000	24
Micro General Corp. (a)	1,900	26
Microchip Technology, Inc. (a)	7,528	292
Microsemi Corp. (a)	7,354	218
MSC. Software Corp. (a)	1,000	16
National Instruments Corp. (a)	4,200	157
NetIQ Corp. (a)	940	33
Network Associates, Inc. (a)	3,300	85
Optical Communication Products, Inc. New (a)	26,700	105
Optimal Robotics Corp. (a)	1,900	67
Performance Technologies, Inc. (a)	1,300	17
Perot Systems Corp. Class A (a)	3,200	65
Phoenix Technologies, Ltd. (a)	1,800	21
Pioneer-Standard Electronics, Inc.	3,300	42
Pixelworks, Inc. (a)	2,700	43
Planar Systems, Inc. (a)	8,800	186
PLATO Learning, Inc. (a)	6,893	114
Plexus Corp. (a)	5,100	135
PLX Technology, Inc. (a)	2,800	35

Aggressive Equity Fund

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Power Integrations, Inc. (a)	6,300	144
Precise Software Solutions, Ltd. (a)	2,700	56
Quantum Corp. - DLT & Storage Systems (a)	21,900	216
Register.com, Inc. (a)	13,200	152
Reynolds & Reynolds Co. Class A	9,300	226
Riverstone Networks, Inc. New (a)	14,760	245
SBS Technologies, Inc. (a)	2,600	38
ScanSource, Inc. (a)	600	29
SeaChange International, Inc. (a)	2,000	68
Secure Computing Corp. (a)	14,442	297
Semtech Corp. (a)	2,390	85
SERENA Software, Inc. (a)	1,000	22
Silicon Graphics, Inc. (a)	22,800	48
Silicon Laboratories, Inc. (a)	3,500	118
Silicon Storage Technology, Inc. (a)	12,400	120
SmartForce PLC - ADR (a)	2,500	62
SonicWALL, Inc. (a)	6,945	135
Standard Microsystems Corp. (a)	3,100	48
Stellent, Inc. (a)	4,564	135
Storage Technology Corp. (a)	18,700	387
StorageNetworks, Inc. (a)	4,300	27
Supertex, Inc. (a)	1,200	21
Sycamore Networks, Inc. (a)	20,000	107
Sykes Enterprises, Inc. (a)	4,000	37
Symbol Technologies, Inc.	1,500	24
Synopsys, Inc. (a)	600	35
TALX Corp.	1,000	25
Three-Five Systems, Inc. (a)	5,500	88
Titan Corp. (a)	1,850	46
Transaction Systems Architects, Inc. Class A (a)	2,200	27
Trikon Technologies, Inc. (a)	2,200	26
TriQuint Semiconductor, Inc. (a)	3,800	47
Unisys Corp. (a)	11,600	145
UNOVA, Inc. (a)	15,300	89
UTStarcom, Inc. (a)	14,031	400
Vignette Corp. (a)	40,900	220
Virage Logic Corp. New (a)	4,200	81
Vishay Intertechnology, Inc. (a)	10,500	205
Vitesse Semiconductor Corp. (a)	7,100	88
Websense, Inc. (a)	3,300	106
Xicor, Inc. (a)	7,600	83
Zoran Corp. (a)	3,227	104
		17,494
Utilities - 3.6%		
AGL Resources, Inc.	6,500	150
Alliant Energy Corp.	8,200	249
Avista Corp.	16,100	213
Black Hills Corp.	5,000	169
BroadWing, Inc. (a)	4,300	41
Cascade Natural Gas Corp.	14,500	320
Centennial Cellular Corp. Class A (a)	1,700	17
Central Vermont Public Service Corp.	900	15
CenturyTel, Inc.	1,800	59
CH Energy Group, Inc.	1,900	83
Citizens Communications Co. (a)	3,400	36
Commonwealth Telephone Enterprises, Inc. (a)	5,130	233
Conectiv, Inc.	6,100	149
Constellation Energy Group	2,200	58
Dominion Resources, Inc.	129	8
El Paso Electric Co. (a)	11,900	173
General Communication, Inc. Class A (a)	5,900	50
Golden Telecom, Inc. (a)	1,100	13
Hawaiian Electric Industries, Inc.	5,600	226
Hickory Tech Corp.	1,300	22
Idacorp, Inc.	9,300	378
IDT Corp. (a)	8,500	166
Leap Wireless International, Inc. (a)	2,600	55
Madison Gas & Electric Co.	1,100	29
Mediacom Communications Corp. Class A (a)	6,400	117
Metro One Telecommunications, Inc. (a)	1,550	47
Middlesex Water Co.	400	14
New Jersey Resources Corp.	2,000	94
Nextel Partners, Inc. (a)	2,900	35
NICOR, Inc.	700	29
North Pittsburgh Systems, Inc.	1,900	35
Northwestern Corp.	1,500	32
NSTAR	400	18
RCN Corp. (a)	5,500	16
Telephone & Data Systems, Inc.	1,800	162
UGI Corp.	3,600	109
US Unwired, Inc. Class A (a)	9,300	94
Western Resources, Inc.	12,600	216
Wisconsin Energy Corp.	2,000	44
		3,974
Total Common Stocks (cost $91,726)		102,653

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 8.5%		
Frank Russell Investment Company Money Market Fund (f)	8,453	8,453
United States Treasury Bills 1.65% due 03/21/02 (b)(c)(d)	1,000	996
Total Short-Term Investments (cost $9,449)		9,449
Total Investments - 100.4% (identified cost $101,175)		112,102
Other Assets and Liabilities, Net - (0.4%)		(409)
Net Assets - 100.0%		111,693

Futures Contracts	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000)
Russell 2000® Index expiration date 03/02	6,116	$ 177
S&P 500 Index expiration date 03/02	2,873	26
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		$ 203

(a) Nonincome-producing security.
(b) At amortized cost, which approximates market.
(c) Held as collateral in connection with futures contracts purchased by the Fund.
(d) Rate noted is yield-to-maturity from date of acquisition.
(e) Real Estate Investment Trust (REIT).
(f) At net asset value.

Abbreviations:
ADR - American Depositary Receipt

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund

Statement of Assets and Liabilities

Amounts in thousands *(except per share amounts)* December 31, 2001

Assets		
Investments at market (including securities on loan of $882), (identified cost $101,175)		$ 112,102
Receivables:		
Dividends		158
Investments sold		362
Fund shares sold		107
Investment of securities lending collateral in money market funds, at cost and market value		906
Total assets		113,635
Liabilities		
Payables:		
Investments purchased	$ 792	
Fund shares redeemed	42	
Accrued fees to affiliates	62	
Other accrued expenses	56	
Daily variation margin on futures contracts	84	
Payable upon return of securities loaned	906	
Total liabilities		1,942
Net Assets		$ 111,693
Net Assets Consist of:		
Accumulated net realized gain (loss)		$ (16,035)
Unrealized appreciation (depreciation) on:		
Investments		10,927
Futures contracts		203
Shares of beneficial interest		98
Additional paid-in capital		116,500
Net Assets		$ 111,693
Net Asset Value, offering and redemption price per share: ($111,692,806 divided by 9,767,589 shares of $.01 par value shares of beneficial interest outstanding)		$ 11.44

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund

Statement of Operations

Amounts in thousands — Year Ended December 31, 2001

Investment Income		
Dividends		$ 1,056
Dividends from Money Market Fund		208
Interest		31
Securities Lending Income		9
Total investment income		1,304
Expenses		
Management fees	$ 975	
Custodian fees	314	
Transfer agent fees	8	
Professional fees	40	
Trustees' fees	17	
Amortization of deferred organization expenses	1	
Miscellaneous	69	
Expenses before reductions	1,424	
Expense reductions	(134)	
Expenses, net		1,290
Net investment income		14
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments	(6,984)	
Futures contracts	(371)	(7,355)
Net change in unrealized appreciation (depreciation) on:		
Investments	4,927	
Futures contracts	20	4,947
Net realized and unrealized gain (loss)		(2,408)
Net increase (decrease) in net assets from operations		$ (2,394)

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund

Statement of Changes in Net Assets

Amounts in thousands

		Years Ended December 31,	
		2001	2000
Increase (Decrease) in Net Assets			
Operations			
Net investment income	$	14	$ 283
Net realized gain (loss)		(7,355)	1,683
Net change in unrealized appreciation (depreciation)		4,947	(2,747)
Net increase (decrease) in net assets from operations		(2,394)	(781)
Distributions			
From net investment income		(14)	(395)
From net realized gain		—	(11,908)
Tax return of capital		(100)	—
Net decrease in net assets from distributions		(114)	(12,303)
Share Transactions			
Net increase (decrease) in net assets from share transactions		7,536	20,599
Total net increase (decrease) in net assets		5,028	7,515
Net Assets			
Beginning of period		106,665	99,150
End of period	$	111,693	$ 106,665

See accompanying notes which are an integral part of the financial statements.

Aggressive Equity Fund

Financial Highlights

The following table includes selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

	Years Ended December 31,				
	2001	2000	1999	1998	1997*
Net Asset Value, Beginning of Period	$ 11.73	$ 13.36	$ 12.70	$ 13.45	$ 10.00
Income From Operations					
Net investment income (a)**	—	.04	.05	.02	.04
Net realized and unrealized gain (loss)	(.28)	(.16)	.71	.13	3.45
Total income from operations	(.28)	(.12)	.76	.15	3.49
Distributions					
From net investment income	—	(.05)	(.04)	(.02)	(.04)
From net realized gain	—	(1.46)	(.06)	(.88)	—
Tax return of capital	(.01)	—	—	—	—
Total distributions	(.01)	(1.51)	(.10)	(.90)	(.04)
Net Asset Value, End of Period	$ 11.44	$ 11.73	$ 13.36	$ 12.70	$ 13.45
Total Return (%)(b)	(2.36)	(.66)	6.08	1.02	35.07
Ratios/Supplemental Data:					
Net Assets, end of period (in thousands)	111,693	106,665	99,150	24,607	15,372
Ratios to average net assets (%)(c):					
Operating expenses, net	1.25	1.25	1.25	1.25	1.25
Operating expenses, gross	1.38	1.28	1.34	1.67	2.22
Net investment income	.01	.27	.37	.19	.39
Portfolio turnover rate (%)	180.38	203.48	111.46	79.88	91.56

* For the period January 2, 1997 (commencement of operations) to December 31, 1997.
** Less than $.01 per share for the period ended December 31, 2001.
(a) For the periods subsequent to December 31, 1997, average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.

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Non-U.S. Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Objective: To provide favorable total return and additional diversification for US investors by investing primarily in equity and fixed-income securities of non-US companies, and securities issued by non-US governments.

Invests in: Primarily the equity securities of non-US companies in developed foreign markets.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk by employing the investment management services of four managers with three separate and distinct investment approaches. The Fund's primary source of added value is intended to be stock selection with only moderate country allocations relative to the index to capture the diversification benefits of international investment in an asset allocation context.



Growth of a $10,000 Investment
Non-US Fund
Lipper® International ‡
Salomon Smith Barney BMI World ex-US ‡‡
$17,000
$16,000
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
Yearly periods ended December 31

Non-U.S. Fund

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 7,797	(22.03)%
Inception	$ 10,080	0.16%§

Salomon Smith Barney Broad Market Index (BMI)

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 7,992	(20.08)%
Inception	$ 10,887	1.71%§

Lipper® International Funds Benchmark

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 7,833	(21.67)%
Inception	$ 10,923	

Non-U.S. Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Performance Review

For the year ended December 31, 2001, the Non-U.S. Fund posted a loss of 22.03% as compared to the Salomon Smith Barney Broad Market Index (BMI) ex-US, which lost 20.08%. The benchmark-relative underperformance for the year was due in large part to the Fund's light exposure to the strong South Korean market, as well as a slight overweight to Japan.

Portfolio Highlights

Similar to the US equity markets, value outperformed growth over the year in international markets. As proxies for growth and value, the MSCI EAFE Value Index fell 18.2%, while the MSCI EAFE Growth Index fell 24.4%.

International markets were broadly down during the first quarter of 2001. Among the BMI ex-US' constituent countries only New Zealand and Austria, accounting for only a small percentage of the index's market capitalization, managed to post a gain. Especially hard hit were those markets with the strongest ties to technology companies. However, Switzerland, typically a haven for defensive investors as the home of several large pharmaceutical and consumer staples companies, led the markets on the downside.

International markets were generally positive over the second quarter of 2001, despite many unfavorable economic trends. Returns were diminished, however, as a result of translation back into a strong US currency. Markets heavy in resource related stocks benefited from hopes that the slowing of the world's economies was near an end. Among the major markets, Japan held up the best with a gain of 2.3% for this quarter.

Markets sold off steeply in the third quarter of 2001. While a steep decline followed the terrorist attacks on the US, much of the lost ground was regained in the ensuing rebounds of world markets. The majority of the losses, however, occurred in the weeks preceding the attacks when signs of deteriorating consumer confidence, rising unemployment, and slowing economic growth weighed on investor's minds.

International markets returned to positive ground during the fourth quarter as investors began to anticipate that the end of the economic recession was near. As in the US equity markets, growth outperformed value, and small cap outperformed large cap issues. Technology heavy markets such as Sweden and Finland turned in the best performance over the course of the quarter, as the sector rebounded from the declines suffered during the previous three quarters.

For the second consecutive year, poor international stock returns throughout the year were depressed further by the dollar's strength. The US dollar was again the world's strongest major currency. The US dollar climbed by 2.6% against the British pound, 5.6% against the euro, and 13.1% against the Japanese yen.

Top Ten Equity Holdings (as a percent of Total Investments)	December 31, 2001
Vodafone Group PLC (United Kingdom)	1.89%
Rhone-Poulenc SA Class A - ADR (France)	1.39
Barclays PLC (United Kingdom)	1.23
TotalFinaElf SA Class B (France)	1.11
GlaxoSmithKline PLC (United Kingdom)	1.08
ENI SPA (Italy)	1.04
BP Amoco PLC (United Kingdom)	1.03
Nokia Oyj (Finland)	1.00
Roche Holding AG (Switzerland)	0.94
Canon, Inc. (Japan)	0.93

Portfolio Characteristics	**September 30, 2001
Current P/E Ratio	14.30x
Portfolio Price/Book Ratio	1.86x
Market Capitalization - $-Weighted Average	33.6 Bil
Number of Holdings	515

Money Managers	*Styles*
Fidelity Management & Research Co.	Growth
J.P. Morgan Investment Management, Inc.	Market-Oriented
Oechsle International Advisors, LLC	Growth
The Boston Company Asset Management, LLC	Value

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** As of the date of publishing, the portfolio characteristics as of December 31, 2001 were not available.

‡ Lipper® International Funds Benchmark is the average total return for the universe of funds within the International Funds investment objective. The total return for the funds reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

‡‡ Salomon Smith Barney BMI Index ex-US is a comprehensive float-weighted equity index consisting of every company with an investable market capitalization of over $100 million in 22 countries. This Index has broader representation than the MSCI EAFE Index.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Non-U.S. Fund

Statement of Net Assets

December 31, 2001

	Number of Shares	Market Value (000) $
Common Stocks - 89.9%		
Australia - 2.6%		
AMP, Ltd.	19,555	185
Austereo Group, Ltd.	10,800	12
Australia & New Zealand Bank Group, Ltd.	10,600	97
Australian Gas & Light Co.	5,500	26
Australian Stock Exchange, Ltd.	1,600	9
Billabong International, Ltd.	4,200	18
Brambles Industries, Ltd.	14,858	79
Broken Hill Proprietary Co.	112,427	604
Coca Cola Amatil, Ltd.	10,746	33
Coles Myer, Ltd.	5,900	25
Commonwealth Bank of Australia	14,500	222
CSR, Ltd.	22,165	77
Fairfax (John) Holdings, Ltd.	4,900	10
Foster's Brewing Group, Ltd.	28,890	72
Harvey Norman Holdings, Ltd.	8,400	18
Leighton Holdings, Ltd. Class A	4,600	24
Lend Lease Corp.	1,700	11
Lion Nathan, Ltd.	45,000	106
Mayne Nickless, Ltd.	5,400	19
National Australia Bank, Ltd.	64,375	1,050
News Corp., Ltd.	20,916	167
Perpetual Trustees Australia, Ltd.	500	11
Publishing Broadcasting, Ltd.	2,000	10
Qantas Airways, Ltd.	8,600	16
QBE Insurance Group, Ltd.	5,100	20
Rio Tinto, Ltd.	2,500	48
Santos, Ltd.	160,400	509
Suncorp-Metway, Ltd.	4,800	34
Tabcorp. Holdings, Ltd.	6,200	31
Telstra Corp., Ltd.	58,462	163
Wesfarmers, Ltd.	3,000	48
Westfield Holdings, Ltd.	4,200	36
Westpac Banking Corp.	13,200	106
WMC, Ltd.	9,613	47
		3,943
Belgium - 1.1%		
Delhaize Le Lion SA	1,194	62
Dexia (a)	40,010	576
Fortis	32,020	829
Interbrew	5,555	152
Solvay SA	300	19
		1,638
Canada - 2.6%		
Alberta Energy Co., Ltd.	2,560	97
Alcan Aluminum, Ltd.	4,440	159
Alimentation Couche-Tard, Inc. Series B	200	3
ATI Technologies, Inc. (a)	1,470	18
Bank of Montreal	2,460	55
Bank of Nova Scotia	3,590	110
Barrick Gold Corp.	2,980	48
BCE, Inc.	9,201	208
Biovail Corp. (a)	1,710	96
Bombardier, Inc. Class B	15,480	160
Brascan Corp.	1,010	18
Canada Life Financial Corp.	1,560	43
Canadian Imperial Bank of Commerce	2,420	83
Canadian National Railway Co.	860	41
Canadian Natural Resources, Ltd.	730	18
Celestica, Inc. (a)	8,311	335
CGI Group, Inc. Class A (a)	4,320	33
Clarica Life Insurance Co.	1,740	57
Cognos, Inc. (a)	100	3
Cott Corp. (a)	680	11
CP Railway, Ltd. (a)	3,180	64
CP Ships, Ltd. (a)	700	8
Enbridge, Inc.	980	27
Fairmont Hotels & Resorts, Inc. (a)	1,220	29
Fording, Inc. (a)	464	8
Geac Computer Corp., Ltd. (a)	7,190	33
George Weston, Ltd.	2,370	154
Imperial Oil, Ltd.	4,410	123
Kingsway Financial Services (a)	3,090	38
Loblaw Cos., Ltd.	950	31
Magna International, Inc. Class A	2,760	175
Manulife Financial Corp.	2,841	74
Molson Cos., Ltd. Class A	3,690	65
Nexen, Inc.	430	8
Noranda, Inc.	1,730	16
Nortel Networks Corp.	15,330	115
PanCanadian Energy Corp. (a)	3,575	93
Petro-Canada	4,280	106
Placer Dome, Inc.	3,820	42
Power Corp. of Canada	1,670	41
Premdor, Inc. (a)	960	12
QLT PhotoTherapeutics, Inc. (a)	290	7
Rio Alto Exploration, Ltd. (a)	3,460	41
Rogers Communications, Inc. Class B (a)	1,900	32
Royal Bank of Canada	12,850	418
Shaw Communications, Inc. Class B	1,180	25
SNC-Lavalin Group, Inc.	1,530	28
Sobeys, Inc.	800	16
Sun Life Financial Services, Inc.	2,320	49
Suncor, Inc.	1,960	65
Talisman Energy, Inc.	1,170	44

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Thomson Corp. (The)	6,380	194
TransAlta Corp.	7,200	98
TransCanada Pipelines, Ltd.	4,440	55
Westcoast Energy, Inc.	830	23
WestJet Airlines, Ltd. (a)	850	14
		3,967
Denmark - 0.5%		
Danske Bank AS	6,400	103
ISS AS (a)	7,800	384
Novo Nordisk AS Series B (a)	7,779	318
		805
Finland - 1.9%		
Fortum Oyj	4,000	17
Kesko Oyj	24,648	226
Nokia Oyj	60,256	1,553
Sampo Insurance Co., Ltd. Series A	67,950	532
Sonera Group Oyj	12,600	64
Stora Enso Oyj Series R	11,006	141
UPM-Kymmene Oyj	13,044	433
		2,966
France - 9.9%		
Alstom	10,623	118
Assurances Generales de France	7,674	368
Atos Origin (a)	675	44
AXA (a)	9,553	200
Banque Nationale Paris	15,122	1,353
Cap Gemini Sogeti	2,000	144
Carrefour SA	17,695	920
Castorama Dubois Investissement SA (a)	2,600	134
Compagnie de Saint Gobain	2,677	404
Credit Lyonnais	6,300	210
European Aeronautic Defence and Space Co.	30,349	368
Groupe Air France	17,784	260
Groupe Danone	505	62
L'Air Liquide SA	730	102
L'Oreal SA	1,642	118
Lafarge SA	2,177	203
Lagardere SCA	2,256	94
Michelin (Cie Gen) Class B	14,723	486
Orange SA (a)	6,621	60
Pechiney International Class A	3,274	169
Pernod-Ricard	2,222	172
Pinault-Printemps-Redoute SA	1,055	136
Renault (Regie Nationale)	3,646	129
Rhone-Poulenc SA Class A - ADR	30,387	2,157
Sanofi-Synthelabo SA	12,079	901
Schneider Electric SA	9,573	460
Societe Generale Series A	8,287	464
Suez SA (a)	20,294	614
TotalFinaElf SA - ADR	10,816	760
TotalFinaElf SA Class B	12,006	1,714
Usinor SA	33,640	421
Valeo SA	8,558	341
Vivendi Environment	6,320	211
Vivendi Environment 2006 Warrants	6,320	3
Vivendi Universal SA	19,349	1,059
		15,359
Germany - 6.8%		
Allianz AG (Regd)	3,627	859
Altana AG	1,500	75
BASF AG	1,915	71
Bayer AG	33,792	1,077
Bayerische Hypo - und Vereinsbank AG	11,856	362
Beiersdorf AG	700	79
Commerzbank AG	38,420	597
DaimlerChrysler AG	1,600	69
Deutsche Bank AG	7,800	551
Deutsche Lufthansa AG	20,113	266
Deutsche Post AG	38,190	510
Deutsche Telekom AG	19,788	340
E.On AG	24,496	1,269
Infineon Technologies AG	25,834	528
Karstadt AG	600	24
Marschollek, Lautenschlaeger and Partner AG	700	51
Metallgesellschaft AG	11,140	93
Muenchener Rueckversicherungs-Gesellschaft AG	2,290	622
SAP AG	5,412	705
Schering AG	11,649	618
Siemens AG	14,829	981
Thyssen Krupp AG	26,753	390
Volkswagen AG	9,260	432
		10,569
Greece - 0.3%		
Hellenic Telecommunication Organization SA - ADR	67,305	513
Hong Kong - 1.9%		
Asia Satellite Telecommunications Holdings, Ltd.	5,000	8
Cathay Pacific Airways	10,000	13
Cheung Kong Holdings, Ltd.	12,598	131
China Mobile (Hong Kong), Ltd. (a)	14,000	49
CLP Holdings, Ltd.	10,700	41

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
CNOOC, Ltd.	17,000	16
Dairy Farm International Holdings, Ltd. (a)	18,000	12
Esprit Holdings, Ltd.	16,000	18
Hang Seng Bank	15,500	170
Henderson Land Development Co., Ltd.	6,000	27
Hong Kong & China Gas Co., Ltd.	27,000	33
Hong Kong Electric Holding, Ltd.	29,500	110
Hong Kong Exchanges & Clearing Ltd.	174,000	264
Hutchison Whampoa, Ltd.	77,792	753
JCG Holdings, Ltd.	26,000	16
Li & Fung, Ltd.	12,000	13
Pacific Century CyberWorks, Ltd. (a)	62,000	17
Sun Hung Kai Properties, Ltd.	97,000	785
Swire Pacific, Ltd. Class A	74,500	406
Television Broadcast	10,000	43
Wharf Holdings	29,000	71
Wing Hang Bank, Ltd.	2,000	6
		3,002
Ireland - 0.8%		
Bank of Ireland (a)	110,288	1,044
CRH PLC	13,200	232
		1,276
Italy - 4.3%		
Assicurazioni Generali SPA	8,000	222
Autostrade SPA	15,025	104
Banca Nazionale del Lavoro	86,400	175
Banca Popolare di Bergamo CV	24,092	386
Banca Popolare di Verona	13,200	129
Bulgari SPA	15,400	120
ENI SPA (a)	128,128	1,606
Fiat SPA	19,357	310
Finmeccanica SPA (a)	656,140	567
Italgas SPA	18,300	172
Luxottica Group SPA	8,700	143
Mediaset SPA	62,993	460
San Paolo - IMI SPA	31,065	333
Telecom Italia Mobile SPA	59,192	330
Telecom Italia SPA	19,191	164
Telecom Italia SPA RNC	227,762	1,217
Unicredito Italiano SPA	57,397	230
		6,668
Japan - 18.6%		
77th Bank, Ltd. (The)	80,000	354
ADERANS Co., Ltd.	800	24
Advantest Corp.	1,000	57
Aiful Corp.	7,250	469
Alps Electric Co.	5,000	34
Aoyama Trading Co.	3,500	33
Asahi Breweries, Ltd.	20,000	180
Asahi Kasei Corp.	27,000	95
Bank of Fukuoka, Ltd. (The)	12,000	41
Bank of Yokohama, Ltd.	16,000	56
Bridgestone Tire Corp.	65,000	688
Canon, Inc.	42,000	1,446
Central Glass Co., Ltd.	14,000	75
Chugai Pharmaceutical Co., Ltd.	8,000	93
Citizen Watch Co., Ltd.	6,000	30
Credit Saison Co.	41,700	812
CSK Corp., Ltd.	4,900	115
Dai Ichi Pharmaceutical Co.	5,000	97
Dai Nippon Printing, Ltd.	5,000	50
Dainippon Pharmaceutical Co., Ltd.	3,000	30
Daiwa Securities Group, Inc.	21,000	110
DDI Corp.	5	9
Dowa Mining Co.	15,000	53
East Japan Railway Co.	24	116
Fanuc Co.	600	26
Fuji Machine Manufacturing Co.	16,000	209
Fuji Photo Film Co.	8,000	286
Fuji Television Network, Inc.	4	16
Fujisawa Pharmaceutical Co., Ltd.	2,000	46
Fujitsu, Ltd.	20,000	146
Funai Electric Co., Ltd.	1,000	74
Gunze, Ltd.	9,000	33
Heiwa Corp.	3,300	48
Hino Motors, Ltd. (a)	16,000	53
Hitachi Chemical Co., Ltd.	9,900	93
Honda Motor Co., Ltd.	18,600	743
Hosiden Electronics	3,000	53
Hoya Corp.	2,100	126
Ines Corp.	3,700	26
Ishikawajima-Harima Heavy Industries Co., Ltd.	46,000	72
Ito Yokado Co., Ltd.	5,000	226
Itochu Corp.	76,000	172
JAFCO Co., Ltd.	800	48
Japan Real Estate Investment Corp. (a)(b)	6	24
Japan Synthetic Rubber	9,000	60
JGC Corp.	10,000	74
Kao Corp.	19,000	395
Kashiyama Onward	3,000	29
Kawasaki Steel Corp.	97,000	98
Keyence Corp.	500	83
Kobayashi Pharmaceutical Co., Ltd.	800	28
Konami Co., Ltd.	13,900	413
Konica Corp.	15,000	88
Kubota Corp.	20,000	53
Kuraray Co., Ltd.	11,000	70
Kyocera Corp.	6,500	424

	Number of Shares	Market Value (000) $
Lawson, Inc. (a)	11,600	332
Mabuchi Motor Co., Ltd.	7,000	577
MACNICA, Inc.	1,000	37
Marui Co., Ltd.	5,000	59
Matsumotokiyoshi Co., Ltd.	13,400	474
Matsushita Electric Industrial Co., Ltd.	39,000	501
Minebea Co., Ltd.	80,000	431
Mitsubishi Chemical	65,000	138
Mitsubishi Corp.	22,000	143
Mitsubishi Electric Corp.	31,000	120
Mitsubishi Estate Co., Ltd.	10,000	73
Mitsubishi Heavy Industries	17,000	45
Mitsubishi Tokyo Financial Group, Inc. (a)	40	268
Mitsui & Co., Ltd.	22,000	109
Mitsui Mining & Smelting Co., Ltd.	20,000	66
Mitsui O.S.K. Lines, Ltd.	31,000	62
Mitsui Soko Co.	8,000	16
Mitsumi Electric Co., Ltd.	5,000	57
Mizuho Holdings, Inc.	80	163
Murata Manufacturing Co., Ltd.	5,500	330
Namco, Ltd. (a)	3,600	69
NEC Corp.	23,000	235
NGK Insulators, Ltd.	7,000	52
Nichicon Corp.	5,200	57
NIDEC Corp.	1,000	53
Nikko Securities Co., Ltd.	18,000	80
Nintendo Co., Ltd.	2,300	403
Nippon Comsys Corp.	1,000	5
Nippon Express Co., Ltd.	163,000	554
Nippon Foundry, Inc. (a)	6	55
Nippon Meat Packers, Inc.	10,000	106
Nippon Telegraph & Telephone Corp.	11	36
Nippon Unipac Holding	11	49
Nippon Yusen Kabushiki Kaisha	29,000	87
Nishimatsu Construction Co., Ltd.	71,000	210
Nissan Chemical Industries, Ltd.	8,000	42
Nissan Motor Co., Ltd.	272,000	1,443
Nitto Denko Corp.	1,300	30
NOK Corp.	9,000	39
Nomura Securities Co., Ltd.	51,000	654
NTT Mobile Communication Network, Inc.	64	752
Office Building Fund of Japan, Inc. (a)(b)	6	23
Oki Electric Industries	11,000	36
Omron Corp.	4,000	53
Orix Corp.	4,200	376
Osaka Gas Co.	11,000	26
Promise Co., Ltd.	500	27
Ricoh Co., Ltd.	18,000	335
Rinnai Corp.	27,100	436
Rohm Co.	6,100	792

	Number of Shares	Market Value (000) $
Sankyo Co., Ltd.	11,000	188
Sankyo Co., Ltd. GUNMA	1,000	30
Seino Transportation Co., Ltd.	8,000	32
Sharp Corp.	37,000	433
Shimachu Co., Ltd.	3,800	52
Shin-Etsu Chemical Co., Ltd.	28,700	1,032
Shohkoh Fund & Co., Ltd.	3,360	267
Skylark Co.	2,000	34
SMC Corp.	1,000	102
Sony Corp.	10,400	476
Stanley Electric Co., Ltd.	11,000	84
Sumisho Lease Co., Ltd.	3,000	42
Sumitomo Bakelite Co., Ltd.	50,000	306
Sumitomo Mitsui Banking Corp.	45,000	191
Sumitomo Trust & Banking Co., Ltd.	22,000	89
Suruga Bank, Ltd.	10,000	47
Takeda Chemical Industries, Ltd.	23,000	1,041
Takefuji Corp.	630	46
Tanabe Seiyaku Co.	6,000	53
TDK Corp.	6,400	302
Teijin, Ltd.	7,000	27
Terumo Corp.	7,700	100
THK Co., Ltd.	4,200	61
Toda Corp.	35,000	96
Tohoku Electric Power Co.	3,800	52
Tokio Marine & Fire Insurance Co.	15,000	110
Tokuyama Corp.	14,000	40
Tokyo Electric Power Co.	13,600	290
Tokyo Electron, Ltd.	8,000	393
Tokyo Gas Co.	35,000	94
Tokyo Seimitsu Co., Ltd.	200	7
Tostem Corp.	8,000	108
Toyoda Gosei Co., Ltd.	4,300	53
Toyota Motor Corp.	30,100	763
UBE Industries, Ltd.	32,000	32
Uni-Charm Corp.	4,200	88
Wacoal Corp.	3,000	24
West Japan Railway Co.	23	103
World Co., Ltd.	1,500	45
Yakult Honsha Co., Ltd.	7,000	52
Yamaha Motor Co.	42,700	260
Yamanouchi Pharmaceutical Co., Ltd.	10,000	263
Yamato Transport Co., Ltd.	4,000	74
Yokogawa Electric Co.	11,000	88
Yoshitomi Pharmaceutical Ind., Ltd.	3,000	34
		28,622
Netherlands - 6.0%		
ABN Amro Holding	49,154	792
AKZO Nobel	7,413	331
Buhrmann	28,561	313

Statement of Net Assets, continued

December 31, 2001

	Number of Shares	Market Value (000) $
Euronext New (a)	13,600	257
Hunter Douglas	15,450	414
Ing Groep	31,482	803
Koninklijke (Royal) Philips Electronics	57,108	1,685
Koninklijke Ahold	25,210	733
Koninklijke KPN (a)	68,053	346
Koninklijke Numico	12,600	294
Royal Dutch Petroleum Co.	6,814	345
Stork	26,438	213
TNT Post Group	5,124	111
Unilever	12,673	743
Vedior	32,572	391
Verenigde Nederlandse Uitgeversbedrijven VNU	22,074	678
Wolters Kluwer	36,375	829
		9,278
New Zealand - 0.2%		
Telecom Corp. of New Zealand, Ltd.	155,774	325
Warehouse Group, Ltd. (The)	4,100	11
		336
Norway - 0.6%		
Den Norske Creditbank ASA	53,100	239
Norsk Hydro AS	6,800	285
Statoil ASA (a)	39,360	270
Telenor AS	11,603	50
Tomra Systems ASA	10,700	102
		946
Portugal - 0.6%		
Electricidade de Portugal SA	185,980	404
Portugal Telecom SA (a)	65,065	507
		911
Singapore - 1.2%		
Capitaland, Ltd.	8,000	8
Chartered Semiconductor Manufacturing, Ltd. (a)	25,000	66
City Developments	6,000	20
Creative Technology, Ltd.	24,950	205
DBS Group Holdings, Ltd.	144,025	1,075
Great Eastern Holdings, Ltd.	2,000	11
Oversea-Chinese Banking Corp., Ltd.	10,000	60
Singapore Airlines, Ltd. (Alien Market)	11,000	66
Singapore Press Holdings, Ltd.	8,949	106
Singapore Technologies Engineering, Ltd.	32,000	41
Singapore Telecommunications, Ltd.	29,000	28
United Overseas Bank, Ltd.	18,800	128
		1,814
Spain - 2.8%		
Acerinox SA	3,600	120
Altadis SA	34,100	580
Amadeus Global Travel Distribution SA Class A	14,400	83
Banco Bilbao Vizcaya SA	21,037	260
Banco Santander Central Hispano SA	41,800	350
Centros Commerciales Pryca SA	15,850	191
Endesa SA	54,602	854
Fomento de Construcciones y Contratas SA	5,300	110
Iberdrola SA	8,184	107
Repsol SA - ADR	47,639	692
Repsol YPF SA	16,768	244
Telefonica SA (a)	50,049	670
		4,261
Sweden - 1.2%		
Assa Abloy AB Series B	31,600	457
Autoliv, Inc.	26,001	522
Investor AB Class B	26,900	295
Skandia Forsakrings AB	400	3
Svenska Handelsbanken AB Series A	20,696	305
Swedish Match Co.	27,200	144
Telefonaktiebolaget LM Ericsson AB Series B	28,398	155
		1,881
Switzerland - 5.3%		
Adecco SA (a)	685	37
Barry Callebaut AG (Regd)	2,913	301
Clariant AG (a)	28,470	536
Compagnie Financiere Richemont AG Class A (Units) (a)	4,008	75
Credit Suisse Group (a)	29,523	1,259
Forbo Holding AG	326	99
Givaudan AG (Regd)	695	212
Nestle SA (a)	4,158	887
Novartis AG (a)	33,709	1,219
Roche Holding AG (a)	20,465	1,462
Swiss Reinsurance (a)	2,827	284
Swisscom AG	1,054	292
UBS AG (a)	17,791	899
Zurich Financial Services AG	2,050	481
		8,043
United Kingdom - 20.7%		
3i Group PLC	42,100	526
Abbey National PLC	7,911	113
Allied Domecq PLC	121,200	718
Anglo American PLC	8,800	133

December 31, 2001

	Number of Shares	Market Value (000) $
ARM Holdings PLC (a)	10,800	56
AstraZeneca PLC	5,400	248
BAE Systems PLC	315,808	1,421
Barclays PLC	57,508	1,902
Bass PLC	7,885	78
BBA Group PLC	45,600	188
BG Group PLC	61,000	248
BOC Group PLC	45,803	706
BP Amoco PLC	204,792	1,590
British Airways PLC	27,477	78
British American Tobacco PLC	9,611	81
British Sky Broadcasting Group PLC (a)	10,627	117
BT Group PLC (a)	149,783	551
Bunzl PLC	116,440	745
Cadbury Schweppes PLC	77,300	492
Canary Wharf Group PLC (a)	14,000	91
Celltech Group PLC (a)	2,529	32
CGNU PLC	12,968	159
COLT Telecom Group PLC (a)	30,282	50
Compass Group PLC	68,032	509
Corus Group PLC (a)	45,500	48
Diageo PLC	107,803	1,230
Dixons Group PLC	23,021	79
Elan Corp. PLC - ADR (a)	10,500	473
Enterprise Oil PLC	83,400	565
Gallaher Group PLC	8,452	58
GlaxoSmithKline PLC	66,933	1,677
Granada Compass PLC	129,660	270
Hanson PLC	9,758	67
HBOS PLC	47,500	550
HSBC Holdings PLC	90,863	1,065
Johnson Matthey PLC	4,262	59
Lloyds TSB Group PLC	57,832	627
Man Group PLC	10,500	182
Marks & Spencer PLC	230,425	1,209
Matalan PLC	16,100	82
mm02 PLC (a)	66,798	84
Morgan Crucible Co. PLC	181,368	504
National Grid Group PLC	32,700	203
National Power PLC (a)	18,035	53
Nycomed Amersham PLC	7,034	68
Prudential PLC	53,427	618
Reckitt Benckiser PLC	4,996	73
Reed International PLC	139,952	1,160
Reuters Group PLC	22,177	219
Rexam PLC	153,740	838
Rio Tinto Corp. PLC (Regd)	34,235	655
Royal & Sun Alliance Insurance Group PLC	149,704	859
Royal Bank of Scotland Group PLC	17,197	418
Safeway PLC	49,200	229
Sage Group PLC (The)	9,587	32
Scottish & Southern Energy PLC	61,595	546
Severn Trent PLC	7,885	82
Shell Transport & Trading Co. PLC	118,600	814
Smith & Nephew PLC	8,592	52
Tesco Store Holdings PLC	56,264	204
Unilever PLC	137,120	1,124
United Business Media PLC	21,661	151
Vodafone Group PLC	1,123,295	2,935
Wolseley PLC	58,362	489
Zeneca Group PLC	10,172	458
		31,941
Total Common Stocks (cost $151,295)		138,739
Preferred Stocks - 0.4%		
Australia - 0.1%		
News Corp., Ltd.	29,723	198
Germany - 0.3%		
Hugo Boss AG	9,000	192
ProSiebenSat.1 Media AG	10,200	52
Wella AG	4,900	253
		497
Total Preferred Stocks (cost $846)		695

Non-U.S. Fund

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 7.8%		
United States - 7.8%		
Frank Russell Investment Company		
Money Market Fund (c)	10,613	10,613
United States Treasury Bills		
1.630% due 03/21/02 (d)(e)(f)	1,500	1,494
Total Short-Term Investments (cost $12,107)		12,107
Total Investments - 98.1% (identified cost $164,248)		151,541
Other Assets and Liabilities, Net - 1.9%		2,953
Net Assets - 100.0%		154,494

Futures Contracts	Notional Amount (000)	Unrealized Appreciation (Depreciation) (000)
TOPIX Index (Japan) expiration date 03/02	JPY 419,020	$ 3
FTSE - 100 Index (UK) expiration date 03/02	GBP 2,606	77
CAC - 40 Index (France) expiration date 03/02	EUR 1,398	3
DAX Index (Germany) expiration date 03/02	EUR 1,167	19
EUR STOXX 50 Index (EMU) expiration date 03/02	EUR 2,759	119
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		$ 221

(a) Nonincome-producing security.
(b) Real Estate Investment Trust (REIT).
(c) At net asset value.
(d) At amortized cost, which approximates market.
(e) Held as collateral in connection with futures contracts purchased by the Fund.
(f) Rate noted is yield-to-maturity from date of acquisition.

Abbreviations:
ADR - American Depositary Receipt

Foreign Currency Abbreviations:
CAD - Canadian dollar
EUR - Euro dollar
GBP - British pound
HKD - Hong Kong dollar
JPY - Japanese yen
USD - United States dollar

See accompanying notes which are an integral part of the financial statements.

Statement of Net Assets, continued

December 31, 2001

Industry Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Auto & Transportation	5.9%	9,130
Consumer Discretionary	10.4	16,131
Consumer Staples	6.8	10,516
Energy	7.1	10,930
Financial Services	20.5	31,681
Health Care	6.6	10,165
Materials & Processing	9.8	15,090
Miscellaneous	1.9	2,964
Producer Durables	7.1	10,963
Technology	3.6	5,524
Utilities	10.6	16,340
Short-Term Investments	7.8	12,107
Total Investments	98.1	151,541
Other Assets and Liabilities, Net	1.9	2,953
Net Assets	100.0%	154,494

Foreign Currency Exchange Spot Contracts

Contracts to Deliver (000)		In Exchange For (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000)
USD	3	CAD	5	01/02/02	$ —
USD	2	CAD	3	01/03/02	—
USD	83	EUR	94	01/02/02	1
USD	4	EUR	4	01/03/02	—
USD	1	EUR	1	01/04/02	—
EUR	9	USD	8	01/02/02	—
EUR	1	USD	1	01/04/02	—
HDK	5	USD	1	01/02/02	—
HDK	15	USD	2	01/03/02	—
JPY	1,145	USD	9	01/04/02	—
JPY	1,042	USD	8	01/07/02	—
JPY	759	USD	6	01/08/02	—
JPY	852	USD	6	01/04/02	—
					$ 1

Geographic Diversification (Unaudited)	% of Net Assets	Market Value (000) $
Europe	42.5%	65,609
Japan	18.5	28,621
Pacific Basin	6.0	9,296
United Kingdom	20.7	31,941
Other	2.6	3,967
Short-Term Investments	7.8	12,107
Total Investments	98.1	151,541
Other Assets and Liabilities, Net	1.9	2,953
Net Assets	100.0%	154,494

Forward Foreign Currency Exchange Contracts

Contracts to Deliver (000)		In Exchange For (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000)
USD	4,904	EUR	5,500	03/20/02	$ (23)
USD	890	EUR	1,000	03/20/02	(2)
EUR	500	USD	443	03/20/02	—
EUR	500	USD	450	03/20/02	6
USD	880	EUR	1,000	03/20/02	7
EUR	500	USD	443	03/20/02	—
USD	3,481	GBP	2,450	03/20/02	65
USD	4,227	JPY	525,000	03/20/02	(205)
					$ (152)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Assets and Liabilities

Amounts in thousands *(except per share amounts)*		December 31, 2001
Assets		
Investments at market (identified cost $164,248)		$ 151,541
Foreign currency holdings (identified cost $3,394)		3,384
Unrealized appreciation on forward foreign currency exchange contracts		78
Unrealized appreciation on foreign currency exchange spot contracts		1
Receivables:		
Dividends and interest		133
Investments sold		273
Fund shares sold		82
Foreign taxes recoverable		159
Total assets		155,651
Liabilities		
Payables:		
Investments purchased	$ 639	
Fund shares redeemed	63	
Accrued fees to affiliates	98	
Other accrued expenses	97	
Daily variation margin on futures contracts	30	
Unrealized depreciation on forward foreign currency exchange contracts	230	
Total liabilities		1,157
Net Assets		$ 154,494
Net Assets Consist of:		
Accumulated distributions in excess of net investment income		$ (445)
Accumulated net realized gain (loss)		(40,345)
Unrealized appreciation (depreciation) on:		
Investments		(12,707)
Futures contracts		221
Foreign currency-related transactions		(162)
Shares of beneficial interest		179
Additional paid-in capital		207,753
Net Assets		$ 154,494
Net Asset Value, offering and redemption price per share: ($154,493,817 divided by 17,881,059 shares of $.01 par value shares of beneficial interest outstanding)		$ 8.64

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Operations

Amounts in thousands		Year Ended December 31, 2001
Investment Income		
Dividends		$ 3,070
Dividends from Money Market Fund		339
Interest		71
Other income		11
Less foreign taxes withheld		(363)
Total investment income		3,128
Expenses		
Management fees	$ 1,522	
Custodian fees	640	
Transfer agent fees	8	
Professional fees	58	
Trustees' fees	17	
Amortization of deferred organization expenses	1	
Miscellaneous	65	
Expenses before reductions	2,311	
Expense reductions	(216)	
Expenses, net		2,095
Net investment income		1,033
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments	(23,909)	
Futures contracts	(2,475)	
Foreign currency-related transactions	(48)	(26,432)
Net change in unrealized appreciation (depreciation) on:		
Investments	(15,882)	
Futures contracts	575	
Foreign currency-related transactions	(633)	(15,940)
Net realized and unrealized gain (loss)		(42,372)
Net increase (decrease) in net assets from operations		$ (41,339)

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Statement of Changes in Net Assets

Amounts in thousands

	Years Ended December 31, 2001	Years Ended December 31, 2000
Increase (Decrease) in Net Assets		
Operations		
Net investment income	$ 1,033	$ 1,531
Net realized gain (loss)	(26,432)	(2,982)
Net change in unrealized appreciation (depreciation)	(15,940)	(28,665)
Net increase (decrease) in net assets from operations	(41,339)	(30,116)
Distributions		
From net investment income	(660)	(46)
From net realized gain	—	(15,333)
Tax return of capital	(278)	(383)
Net decrease in net assets from distributions	(938)	(15,762)
Share Transactions		
Net increase (decrease) in net assets from share transactions	11,127	36,003
Total net increase (decrease) in net assets	(31,150)	(9,875)
Net Assets		
Beginning of period	185,644	195,519
End of period (including accumulated distributions in excess of net investment income of $445 and $843, respectively)	$ 154,494	$ 185,644

See accompanying notes which are an integral part of the financial statements.

Non-U.S. Fund

Financial Highlights

The following table includes selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

	Years Ended December 31,				
	2001	2000	1999	1998	1997*
Net Asset Value, Beginning of Period	$ 11.15	$ 14.19	$ 11.09	$ 10.03	$ 10.00
Income From Operations					
Net investment income (a)	.06	.10	.10	.08	.09
Net realized and unrealized gain (loss)	(2.52)	(2.11)	3.53	1.21	(.06)
Total income from operations	(2.46)	(2.01)	3.63	1.29	.03
Distributions					
From net investment income	(.04)	—	(.23)	(.18)	—
From net realized gain	—	(1.00)	(.30)	(.05)	—
Tax return of capital	(.01)	(.03)	—	—	—
Total distributions	(.05)	(1.03)	(.53)	(.23)	—
Net Asset Value, End of Period	$ 8.64	$ 11.15	$ 14.19	$ 11.09	$ 10.03
Total Return (%)(b)	(22.03)	(14.43)	33.36	12.96	.30
Ratios/Supplemental Data:					
Net Assets, end of period (in thousands)	154,494	185,644	195,519	21,420	6,876
Ratios to average net assets (%)(c):					
Operating expenses, net	1.30	1.30	1.30	1.30	1.30
Operating expenses, gross	1.43	1.37	1.50	2.37	3.60
Net investment income	.64	.78	.80	.77	.98
Portfolio turnover rate (%)	79.79	86.06	83.45	50.36	68.54

* For the period January 2, 1997 (commencement of operations) to December 31, 1997.
(a) For the periods subsequent to December 31, 1997, average month-end shares outstanding were used for this calculation.
(b) Periods less than one year are not annualized.
(c) The ratios for periods less than one year are annualized.

Core Bond Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Objective: To maximize total return through capital appreciation and income by assuming a level of volatility consistent with the broad fixed-income market, by investing in fixed-income securities.

Invests in: Fixed-income securities.

Strategy: The Fund uses a multi-style, multi-manager strategy and employed two managers with distinct approaches to managing portfolios of intermediate-maturity fixed income securities.



Growth of a $10,000 Investment
Core Bond Fund
LB Aggregate **
$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
Inception*
1997
1998
1999
2000
2001
Yearly periods ended December 31

Core Bond Fund

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 10,741	7.41%
Inception	$ 13,837	6.72%§

Lehman Brothers Aggregate Bond Index

Periods Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 10,844	8.44%
Inception	$ 14,308	7.43%§

Core Bond Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Performance Review

For the year ended December 31, 2001, the Core Bond Fund posted a gain of 7.41%, as compared to the Lehman Brothers Aggregate Bond Index, which gained 8.44%. The Fund underperformed its benchmark due primarily to its structural allocation to high yield and emerging market debt, two of the weakest sectors of the fixed income market during 2001.

Portfolio Highlights

Fixed income investors generally fared well during 2001, as the asset class turned in a return second only to real estate. While all primary segments of the fixed income market produced positive returns during the year, investment grade corporate debt, asset backed securities, and commercial mortgage backed issues produced the strongest absolute returns during the year.

During the first quarter, the Fund slightly trailed its benchmark, as a result of its overweight holdings of mortgage backed securities. As the Federal Reserve wasted little time slashing rates on the first trading day of the new year, mortgages were negatively impacted as investors became concerned prepayment rates on the underlying assets would rise.

The Fund's returns were dampened during the second and third quarters, in large part as a result of its structural high yield exposure. As concerns persisted over the health of the US economy, sector spreads widened, leading to significantly worse performance for lower quality bonds.

The fourth quarter saw more aggressive positioning rewarded, and the Fund benefited from its holdings in high yield corporate and emerging market debt. The two sectors were the strongest performers during the period, as investors became optimistic that the worst of the economic slowdown had passed.

Top Ten Issuers (as a percent of Total Investments)	December 31, 2001
Federal National Mortgage Association Total	15.56%
Government National Mortgage Association Total	13.41
United States Treasury Notes Total	8.07
Federal Home Loan Mortgage Corp. Total	7.46
General Motors Acceptance Corp.	2.16
Ford Motor Credit Co. Total	2.04
Credit Suisse First Boston Mortgage Securities Corp.	1.23
DaimlerChrysler North America Holding Corp.	1.04
Household Finance Co.	1.01
Germany, Federal Republic of	0.89

Portfolio Characteristics	December 31, 2001
Weighted Average Quality Diversification	Aa1
Weighted Average Years-to-Maturity	5.9 Years
Weighted Average Duration	4.5 Years
Current Yield (SEC 30-day standardized)	6%
Number of Issues	301
Number of Issuers	179

Money Managers	*Styles*
Pacific Investment Management Co., LLC	Sector Rotation
TimesSquare Capital Management, Inc.	Sector Rotation

* The Fund commenced operations on January 2, 1997. Index comparison began January 1, 1997.

** Lehman Brothers Aggregate Bond Index is composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Core Bond Fund

Statement of Net Assets

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Long-Term Investments - 102.5%		
Asset-Backed Securities - 1.8%		
Advanta Equipment Receivables		
Series 2000-1 Class B		
7.560% due 02/15/07	512	537
Advanta Mortgage Loan Trust		
Step Up Bond		
Series 1999-3 Class A7		
2.330% due 08/25/29	524	525
Citibank Credit Card Issuance Trust		
Series 2001-A6 Class A6		
5.650% due 06/15/08	475	486
Fleet Credit Card Master Trust II		
Series 2001-C Class A		
3.860% due 03/15/07	375	371
Student Loan Marketing Association		
Series 1996-4 Class A1		
2.502% due 07/25/04 (c)	50	50
		1,969
Corporate Bonds and Notes - 32.7%		
Adelphia Communications Corp.		
9.250% due 10/01/02	50	50
Series B		
8.125% due 07/15/03	50	50
Ahold Finance USA, Inc.		
6.250% due 05/01/09	215	212
6.875% due 05/01/29	100	97
Albertson's, Inc.		
7.500% due 02/15/11	100	107
8.000% due 05/01/31	75	83
Allied Waste North America, Inc.		
Series B		
7.375% due 01/01/04	75	74
7.625% due 01/01/06	150	148
Amerada Hess Corp.		
5.900% due 08/15/06	250	252
American General Finance Corp.		
6.170% due 05/06/03	400	414
Anchor Gaming		
9.875% due 10/15/08	125	137
AOL Time Warner, Inc.		
7.625% due 04/15/31	740	783
Aramark Corp.		
6.750% due 08/01/04	125	121
7.000% due 07/15/06	100	97
Argosy Gaming Co.		
10.750% due 06/01/09 (a)	25	27
Associates Corporation of North America		
2.385% due 05/08/03 (c)	700	700
AT&T Corp. - Liberty Media Corp.		
8.250% due 02/01/30	200	189
Avalonbay Communities, Inc.		
6.500% due 07/15/03 (h)	100	103
6.625% due 01/15/05 (h)	100	102
6.625% due 09/15/11	125	122
Bae Systems Holdings, Inc.		
6.400% due 12/15/11	410	406
Bank of America Corp.		
2.670% due 10/22/04 (c)	250	250
7.800% due 02/15/10	230	252
Series H		
2.413% due 08/26/05 (c)	1,000	1,000
Beckman Coulter, Inc.		
7.100% due 03/04/03	225	231
7.450% due 03/04/08	50	52
Boeing Capital Corp.		
5.750% due 02/15/07	85	85
British Telecommunications PLC		
3.165% due 12/15/03 (c)	900	909
8.125% due 12/15/10	200	221
8.625% due 12/15/30	200	230
Charter Communications Holdings		
Step Up Bond		
11.750% due 01/15/10	200	142
Citigroup, Inc.		
7.250% due 10/01/10	160	172
6.500% due 01/18/11	1,000	1,030
Clear Channel Communications		
7.875% due 06/15/05	275	288
CMS Energy Corp.		
8.125% due 05/15/02	100	101
Coastal Corp.		
7.750% due 06/15/10	125	128
Coca-Cola Enterprises, Inc.		
8.500% due 02/01/22	150	179
Columbia/HCA Healthcare Corp.		
8.850% due 01/01/07	50	53
Conmed Corp.		
9.000% due 03/15/08	75	77
Conoco Funding Co.		
6.350% due 10/15/11	420	425
Conseco, Inc.		
6.400% due 02/10/03	90	49
Cox Communications, Inc.		
7.500% due 08/15/04	150	159
7.750% due 11/01/10	75	81
Crescent Real Estate Equities		
7.000% due 09/15/02 (h)	170	172
CSC Holdings, Inc.		
7.875% due 12/15/07	75	78
Series B		
7.625% due 04/01/11	85	85

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
CSX Corp.		
7.250% due 05/01/04	350	372
DaimlerChrysler North America		
2.380% due 08/21/03 (c)	1,500	1,470
Del Webb Corp.		
9.750% due 01/15/08	125	131
Delta Air Lines, Inc.		
8.300% due 12/15/29	150	120
Devon Energy Corp.		
4.950% due 08/15/08	55	56
Dime Bancorp, Inc.		
9.000% due 12/19/02	150	158
Donaldson Lufkin & Jenrette		
2.800% due 04/25/03 (c)	400	402
DTE Energy Co.		
7.050% due 06/01/11	175	180
El Paso Energy Corp.		
8.050% due 10/15/30	125	128
EOP Operating, LP		
6.500% due 01/15/04	250	260
7.000% due 07/15/11	125	126
ERP Operating, LP		
6.950% due 03/02/11	225	226
Felcor Lodging, LP		
8.500% due 06/01/11	50	48
First Energy Corp.		
Series C		
7.375% due 11/15/31	260	254
First Union Corp.		
7.550% due 08/18/05	50	54
7.500% due 07/15/06	150	163
FleetBoston Financial Corp.		
7.250% due 09/15/05	225	242
Ford Motor Co.		
7.450% due 07/16/31	400	367
Ford Motor Credit Co.		
2.423% due 06/23/03 (c)	250	245
6.700% due 07/16/04	400	407
7.600% due 08/01/05	100	103
6.875% due 02/01/06	305	305
Series 1		
2.000% due 11/24/03 (c)	1,000	969
Fred Meyer, Inc.		
7.450% due 03/01/08	125	132
General Motors Acceptance Corp.		
2.465% due 11/07/03 (c)	600	587
3.110% due 01/20/04 (c)	100	98
2.820% due 07/20/04 (c)	900	872
2.680% due 07/30/04 (c)	400	387
7.500% due 07/15/05	225	234
6.125% due 09/15/06	385	381

	Principal Amount (000) $	Market Value (000) $
Georgia-Pacific Corp.		
8.875% due 05/15/31	95	94
Golden State Holdings		
7.125% due 08/01/05	175	174
Goldman Sachs Group, Inc.		
6.875% due 01/15/11	225	232
GS Escrow Corp.		
7.000% due 08/01/03	350	354
HCA - The Healthcare Co.		
8.750% due 09/01/10	50	54
7.875% due 02/01/11	75	77
Heller Financial, Inc.		
Series J		
2.728% due 07/24/02 (c)	1,000	1,002
Horseshoe Gaming Holding Corp.		
8.625% due 05/15/09	125	129
Household Finance Corp.		
2.290% due 05/07/02 (c)	150	150
6.375% due 10/15/11	265	257
Series E		
6.125% due 02/27/03	1,000	1,030
Huntsman ICI Holdings LLC		
Zero Coupon due 12/31/09	80	20
International Paper Co.		
8.000% due 07/08/03	125	133
International Wire Group		
11.750% due 06/01/05	80	67
Isle of Capri Casinos, Inc.		
8.750% due 04/15/09	50	48
Keyspan Corp.		
7.250% due 11/15/05	50	53
7.625% due 11/15/10	150	163
Kroger Co.		
8.000% due 09/15/29	100	110
Lear Corp.		
Series B		
7.960% due 05/15/05	125	126
Lehman Brothers Holdings, Inc.		
6.625% due 04/01/04	175	184
8.250% due 06/15/07	25	28
Mohegan Tribal Gaming Authority		
8.125% due 01/01/06	200	206
8.750% due 01/01/09	25	26
Morgan Stanley Dean Witter & Co.		
5.625% due 01/20/04	225	233
6.750% due 04/15/11	150	154
National City Corp.		
6.875% due 05/15/19	125	125
News America, Inc.		
6.625% due 01/09/08	125	125

Core Bond Fund

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Niagara Mohawk Power Corp.		
6.875% due 04/01/03	75	78
Series F		
7.625% due 10/01/05	132	141
Nisource Finance Corp.		
7.875% due 11/15/10	200	207
Norfolk Southern Corp.		
7.350% due 05/15/07	200	215
7.700% due 05/15/17	130	139
7.800% due 05/15/27	100	110
Northrop Grumman Corp.		
7.750% due 02/15/31	210	226
Occidental Petroleum Corp.		
7.200% due 04/01/28	135	133
Parker Retirement Savings Plan		
6.340% due 07/15/08	371	372
Pemex Project Funding Master Trust		
9.125% due 10/13/10	210	222
Philip Morris Cos., Inc.		
7.250% due 01/15/03	500	518
Pulte Corp.		
7.000% due 12/15/03	25	26
7.625% due 10/15/17	50	45
Qwest Capital Funding, Inc.		
7.000% due 08/03/09	800	777
Raytheon Co.		
8.200% due 03/01/06	100	109
Republic of New York Corp.		
5.000% due 10/28/02 (c)	750	766
Resolution Funding Corp. Principal Strip		
Zero Coupon due 10/15/20	600	184
Royal Caribbean Cruises, Ltd.		
8.750% due 02/02/11	100	81
Scotts Co.		
8.625% due 01/15/09	50	51
Simon Property Group LP		
6.375% due 11/15/07	200	198
Six Flags, Inc.		
9.750% due 06/15/07	75	76
Small Business Administration-SBIC		
Series 10B		
7.449% due 08/01/10	97	105
Southland Corp.		
5.000% due 12/15/03	100	96
Station Casinos, Inc.		
9.750% due 04/15/07	25	25
Suntrust Bank		
6.375% due 04/01/11	125	127
TCI Communications, Inc.		
8.650% due 09/15/04	125	137
8.000% due 08/01/05	430	467
Tenet Healthcare Corp.		
6.000% due 12/01/05	50	51
Time Warner, Inc.		
8.110% due 08/15/06	125	139
Tricon Global Restaurants, Inc.		
7.650% due 05/15/08	100	101
TRW, Inc.		
6.625% due 06/01/04	175	178
7.625% due 03/15/06	50	52
U.S. Bancorp		
Series J		
6.875% due 12/01/04	275	291
Union Pacific Corp.		
5.750% due 10/15/07	280	275
Union Planters Corp.		
7.750% due 03/01/11	50	53
Viacom, Inc.		
7.700% due 07/30/10	225	245
Waste Management, Inc.		
6.500% due 05/15/04	1,000	1,032
7.375% due 08/01/10	75	77
7.100% due 08/01/26	275	287
Wells Fargo & Co.		
6.625% due 07/15/04	50	53
Wells Fargo Bank NA		
7.550% due 06/21/10	50	55
Westdeutsche Landesbank NY		
6.050% due 01/15/09	500	497
Williams Cos, Inc.		
7.875% due 09/01/21	150	152
Wisconsin Central Transportation Corp.		
6.625% due 04/15/08	325	335
WorldCom, Inc.		
7.500% due 05/15/11	225	230
8.250% due 05/15/31	620	654
		35,942
Eurodollar Bonds - 4.6%		
AES Drax Energy, Ltd.		
Series B		
11.500% due 08/30/10	80	53
British Telecommunications PLC		
7.625% due 12/15/05	100	107
Bulgaria, National Republic of		
Series A		
4.563% due 07/28/12 (c)	55	50
4.563% due 07/28/24 (c)	170	151
Colombia, Republic of		
10.000% due 01/23/12	130	128
Deutsche Telekom International		
Finance BV Step Up Bond		
8.250% due 06/15/30	600	666

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Goldman Sachs Group LP		
2.143% due 04/08/05 (c)	600	595
Morgan Stanley Dean Witter		
Series T		
2.088% due 03/11/03 (c)	300	301
Panama, Republic of		
9.625% due 02/08/11	25	26
Peru, Republic of		
4.000% due 03/07/17 (c)	75	53
4.500% due 03/07/17 (c)	160	123
Philippines, Republic of		
10.625% due 03/16/25	130	127
Poland, Republic of		
4.500% due 10/27/24 (c)	100	72
Poland, Republic of, Step Up Bond		
Series RSTA		
3.750% due 10/27/24	200	159
Royal Bank of Scotland Group PLC		
Series 1		
9.118% due 03/31/49 (d)	650	739
Russia, Government of Step Up Bond		
Series REGS		
5.000% due 03/31/30	620	354
Standard Chartered Bank		
8.000% due 05/30/31	160	163
Tembec Industries, Inc.		
8.500% due 02/01/11	70	72
United Mexican States		
8.375% due 01/14/11	100	103
8.300% due 08/15/31	1,100	1,076
		5,118
Mortgage-Backed Securities - 46.5%		
Bear Stearns Adjustable Rate		
Mortgage Trust		
Series 2000-1 Class A1		
7.477% due 12/25/30 (c)	538	546
Chase Commercial Mortgage		
Securities Corp.		
Series 1997-2 Class D		
6.600% due 12/19/07	450	447
Chase Mortgage Finance Corp.		
Series 1993-N Class A9		
6.750% due 11/25/24	850	823
Countrywide Home Loans		
Series 2000-2 Class A2		
7.750% due 04/25/30	13	13
Series 2000-8 Class A2		
7.750% due 01/25/31	31	32
Credit Suisse First Boston Mortgage		
Securities Corp.		
Series 2001-S18 Class A2		
2.280% due 08/25/31 (c)	883	886
Federal Home Loan Mortgage Corp.		
5.500% 15 Year TBA (b)	1,150	1,132
6.500% 15 Year TBA (b)	950	969
5.500% 30 Year TBA (b)	325	309
Series 2266 Class F		
2.270% due 11/15/30 (c)	617	618
Series 2391 Class QT		
5.500% due 05/15/15	350	340
Federal Home Loan Mortgage Corp.		
Participation Certificate		
7.813% due 2030	85	89
Federal National Mortgage Association		
6.000% due 12/15/05	2,500	2,627
6.000% 15 Year TBA (b)	3,225	3,229
7.000% 15 Year TBA (b)	600	621
6.000% 30 Year TBA (b)	1,350	1,320
6.500% 30 Year TBA (b)	4,150	4,150
7.000% 30 Year TBA (b)	4,550	4,635
6.031% due 2017	213	214
7.500% due 2029	513	530
7.500% due 2030	674	695
6.500% due 2031	404	404
5.282% due 2036 (c)	2,056	2,090
Series 1997-77 Class G		
6.500% due 05/18/23	48	51
Series 2001-76 Class UC		
5.500% due 11/25/15	350	343
Federal National Mortgage		
Association (REMIC)		
Series 1992-10 Class ZD		
8.000% due 11/25/21	1,095	1,166
First Nationwide Trust		
Series 2001-4 Class 3A5		
2.530% due 09/25/31 (c)	874	864
GMAC Commercial Mortgage		
Securities, Inc.		
Series 1998-C1 Class A2		
6.700% due 03/15/08	1,000	1,030
Government National		
Mortgage Association		
6.500% 30 Year TBA (b)	9,000	9,031
7.000% 30 Year TBA (b)	2,000	2,043
7.500% 30 Year TBA (b)	1,000	1,034
6.375% due 2026 (c)	1,566	1,595
6.750% due 2027 (c)	154	158
6.000% due 2028	435	425
6.000% due 2029	349	343
7.500% due 2029 (c)	31	32

Statement of Net Assets, continued

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
7.500% due 2029	342	354
8.000% due 2030	3,004	3,145
Series 2000-29 Class F		
2.433% due 09/20/30 (c)	861	866
Long Beach Mortgage Loan Trust		
Series 2000-1 Class AV1		
2.191% due 01/01/31 (c)	880	880
Morgan Stanley Capital I, Inc.		
Series 1998-HF1 Class A2		
6.520% due 01/15/08	125	129
Morgan Stanley Dean Witter Capital I		
Series 2001-IQA Class A1		
4.570% due 12/18/32	222	220
Norwest Asset Securities Corp.		
Series 1998-14 Class A2		
6.500% due 06/25/13	185	189
PNC Mortgage Securities Corp.		
Series 2000-5 Class A1		
7.750% due 07/25/30	140	141
Salomon Brothers Mortgage Secs VII		
Series 1999-NC4 Class A		
2.330% due 09/25/29 (c)	338	340
		51,098
Non-US Bonds - 6.2%		
Germany, Federal Republic of		
Series 00		
4.750% due 12/13/02	EUR 1,400	1,262
United Kingdom Treasury Bond		
8.500% due 12/07/05	GBP 3,400	5,534
		6,796
United States Government Agencies - 3.0%		
Federal Home Loan Mortgage Corp.		
6.875% due 09/15/10	2,800	3,022
6.750% due 03/15/31	300	318
		3,340
United States Government Treasuries - 5.2%		
United States Treasury Bonds		
6.625% due 02/15/27	705	784
3.625% due 04/15/28	110	112
6.250% due 05/15/30	545	590
United States Treasury Notes		
3.625% due 07/15/02	111	112
7.875% due 11/15/04	925	1,028
6.750% due 05/15/05	100	109
3.375% due 01/15/07	2,356	2,361
3.875% due 01/15/09	433	443

	Principal Amount (000) $	Market Value (000) $
6.000% due 08/15/09	140	149
		5,688
Yankee Bonds - 2.5%		
Abbey National PLC		
6.700% due 06/29/49 (c)(d)	150	148
Abitibi-Consolidated, Inc.		
8.850% due 08/01/30	115	118
Amvescap PLC		
6.600% due 05/15/05	115	118
British Sky Broadcasting Group PLC		
6.875% due 02/23/09	125	120
8.200% due 07/15/09	100	103
Carnival Corp.		
6.150% due 10/01/03	90	91
6.150% due 04/15/08	75	68
Colt Telecom Group PLC		
Step Up Bond		
12.000% due 12/15/06	65	57
Donohue Forest Products, Inc.		
7.625% due 05/15/07	100	101
GT Group Telecom, Inc.		
Step Up Bond		
13.250% due 02/01/10	165	21
KPNQwest BV		
8.125% due 06/01/09	25	16
Laidlaw, Inc.		
7.875% due 04/15/05	280	149
Nortel Networks, Ltd.		
6.125% due 02/15/06	110	92
Quebec, Province of		
7.500% due 07/15/23	495	547
Royal Caribbean Cruises, Ltd.		
7.000% due 10/15/07	110	87
7.500% due 10/15/27	125	81
Royal Caribbean Cruises, Ltd.		
Zero Coupon due 05/18/21	25	9
Stagecoach Holdings PLC		
8.625% due 11/15/09	100	93
TELUS Corp.		
8.000% due 06/01/11	125	132
TFM SA de CV Step Up Bond		
11.750% due 06/15/09 (c)	30	26
TFM SA de CV Step Up Bond		
11.750% due 06/15/09 (c)	80	70
Tyco International Group SA		
6.250% due 06/15/03 (c)	400	410
6.375% due 06/15/05	75	76
		2,733
Total Long-Term Investments (cost $111,530)		112,684

Statement of Net Assets, continued

December 31, 2001

	Notional Amount (000) $	Market Value (000) $
Options Purchased - 0.0%		
Eurodollar Futures (f)		
06/02 95.00 Put	40	—
06/02 92.75 Put	325	2
06/02 94.75 Put	138	—
06/02 92.50 Put	500	2
06/02 93.75 Put	122	—
Total Options (cost $8)		4

	Number of Shares	Market Value (000) $
Preferred Stocks - 0.4%		
California Federal Preferred Capital Corp.	8,250	206
CSC Holdings, Inc. Series H	935	100
Equity Office Properties Trust (conv.)	1,500	69
Six Flags, Inc. (conv.)	2,500	60
Total Preferred Stocks (cost $420)		435

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 26.1%		
AT & T Corp. Commercial Paper 5.600% due 02/27/02 (a)(g)	500	498
Federal Home Loan Mortgage Discount Notes 5.370% due 03/20/02 (a)(g)	3,900	3,875
Ford Motor Credit Corp. Commercial Paper 5.530% due 01/31/02 (a)(g)	500	499
Frank Russell Investment Company Money Market Fund (i)	20,615	20,615
General Motors Acceptance Corp. Commercial Paper 5.520% due 01/03/02 (a)(g)	500	500
UBS Finance, Inc. Yrs 3&4 Commercial Paper 3.770% due 03/27/02 (a)(g)	2,500	2,489
United States Treasury Bills 2.240% due 02/07/02 (a)(e)(g)	220	220
Total Short-Term Investments (cost $28,704)		28,696

	Number of Shares	Market Value (000) $
Warrants - 0.0%		
GT Group Telecom, Inc. 2010 Warrants 1.325% due 02/01/10 (f)	175	1
Total Warrants (cost $8)		1
Total Investments - 129.0% (identified cost $140,670)		141,820
Other Assets and Liabilities, Net - (29.0%)		(31,849)
Net Assets - 100.0%		109,971

(a) At amortized cost, which approximates market.
(b) Forward commitment.
(c) Adjustable or floating rate security.
(d) Perpetual floating rate note.
(e) Held as collateral in connection with futures contracts purchased (sold) and options written by the Fund.
(f) Nonincome-producing security.
(g) Rate noted is yield-to-maturity from date of acquisition.
(h) Real Estate Investment Trusts (REIT).
(i) At net asset value.

Abbreviations:
REMIC - Real Estate Mortgage Investment Conduit
TBA - To Be Announced Security

Foreign Currency Abbreviations:
EUR - Euro dollar
GBP - British pound

See accompanying notes which are an integral part of the financial statements.

Statement of Net Assets, continued

December 31, 2001

Futures Contracts	Notional Amount (000) $	Unrealized Appreciation (Depreciation) (000)
Eurodollar Futures expiration date 09/02	243	$ —
Eurodollar Futures expiration date 12/02	4,576	11
Eurodollar Futures expiration date 03/03	4,306	1
Eurodollar Futures expiration date 06/03	4,278	(8)
Eurodollar Futures expiration date 09/03	4,257	(15)
United States Treasury Bonds expiration date 03/02	3,858	(32)
United States Treasury Notes 10 Year Futures expiration date 03/02	105	(2)
United States Treasury Notes 5 Year Futures expiration date 03/02	529	—
Total Unrealized Appreciation (Depreciation) on Open Futures Contracts Purchased		$ (45)

Options Written	Notional Amount (000) $	Market Value (000) $
Eurodollar Futures		
09/02 96.50 Put	13	(3)
06/02 95.75 Put	593	(9)
06/02 95.50 Put	507	(5)
06/02 97.00 Put	12	(1)
06/02 96.00 Put	63	(1)
United States Treasury Bonds		
02/02 100.00 Put	2	(3)
United States Treasury Notes 10 Year		
02/02 102.00 Put	4	(2)
02/02 103.00 Put	18	(13)
02/02 104.00 Put	10	(10)
02/02 112.00 Call	2	—
Total Liability for Options Written (premiums received $325)		(47)

Forward Foreign Currency Exchange Contracts

Contracts to Deliver (000)		In Exchange For (000)		Settlement Date	Unrealized Appreciation (Depreciation) (000)
EUR	364	USD	320	01/11/02	$ (4)
EUR	602	USD	528	01/11/02	(8)
EUR	200	USD	178	01/11/02	—
EUR	1,351	USD	1,202	01/11/02	(1)
USD	552	EUR	602	01/11/02	(16)
USD	1,705	EUR	1,915	01/11/02	(1)
USD	15	EUR	17	01/11/02	—
					$ (30)

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Assets and Liabilities

Amounts in thousands *(except per share amounts)* December 31, 2001

Assets		
Investments at market (identified cost $140,670)		$ 141,820
Foreign currency holdings (identified cost $30)		30
Receivables:		
Dividends and interest		1,183
Investments sold (regular settlement)		687
Investments sold (delayed settlement)		4,413
Fund shares sold		57
Daily variation margin on futures contracts		61
Total assets		148,251
Liabilities		
Payables:		
Investments purchased (regular settlement)	$ 6,529	
Investments purchased (delayed settlement)	31,522	
Fund shares redeemed	82	
Accrued fees to affiliates	35	
Other accrued expenses	35	
Unrealized depreciation on forward foreign currency exchange contracts	30	
Options written, at market value (premiums received $325)	47	
Total liabilities		38,280
Net Assets		$ 109,971
Net Assets Consist of:		
Undistributed net investment income		$ 388
Accumulated distributions in excess of net realized gain		(1,280)
Unrealized appreciation (depreciation) on:		
Investments		1,150
Futures contracts		(45)
Options written		278
Foreign currency-related transactions		(73)
Shares of beneficial interest		109
Additional paid-in capital		109,444
Net Assets		$ 109,971
Net Asset Value, offering and redemption price per share: ($109,971,214 divided by 10,851,931 shares of $.01 par value shares of beneficial interest outstanding)		$ 10.13

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Operations

Amounts in thousands — Year Ended December 31, 2001

Investment Income		
Interest		$ 5,628
Dividends from Money Market Fund		358
Dividends		35
Total investment income		6,021
Expenses		
Management fees	$ 587	
Custodian fees	175	
Transfer agent fees	8	
Professional fees	43	
Trustees' fees	17	
Amortization of deferred organization expenses	1	
Miscellaneous	44	
Expenses before reductions	875	
Expense reductions	(80)	
Expenses, net		795
Net investment income		5,226
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investments	1,018	
Futures contracts	259	
Options written	(2)	
Foreign currency-related transactions	(63)	1,212
Net change in unrealized appreciation (depreciation) on:		
Investments	(187)	
Futures contracts	85	
Options written	272	
Foreign currency-related transactions	304	474
Net realized and unrealized gain (loss)		1,686
Net increase (decrease) in net assets from operations		$ 6;912

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Statement of Changes in Net Assets

Amounts in thousands

	Years Ended December 31, 2001	2000
Increase (Decrease) in Net Assets		
Operations		
Net investment income	$ 5,226	$ 5,438
Net realized gain (loss)	1,212	(42)
Net change in unrealized appreciation (depreciation)	474	3,081
Net increase (decrease) in net assets from operations	6,912	8,477
Distributions		
From net investment income	(5,842)	(4,637)
From net realized gain	(680)	—
Net decrease in net assets from distributions	(6,522)	(4,637)
Share Transactions		
Net increase (decrease) in net assets from share transactions	21,067	1,054
Total net increase (decrease) in net assets	21,457	4,894
Net Assets		
Beginning of period	88,514	83,620
End of period (including undistributed net investment income of $388 and $805, respectively)	$ 109,971	$ 88,514

See accompanying notes which are an integral part of the financial statements.

Core Bond Fund

Financial Highlights

The following table includes selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

	Years Ended December 31,				
	2001	2000	1999	1998	1997*
Net Asset Value, Beginning of Period	$ 10.07	$ 9.64	$ 10.68	$ 10.45	$ 10.00
Income From Operations					
Net investment income (a)	.54	.61	.59	.56	.64
Net realized and unrealized gain (loss)	.18	.33	(.65)	.19	.30
Total income from operations	.72	.94	(.06)	.75	.94
Distributions					
From net investment income	(.60)	(.51)	(.61)	(.47)	(.49)
From net realized gain	(.06)	—	(.16)	(.05)	—
Tax return of capital	—	—	(.21)	—	—
Total distributions	(.66)	(.51)	(.98)	(.52)	(.49)
Net Asset Value, End of Period	$ 10.13	$ 10.07	$ 9.64	$ 10.68	$ 10.45
Total Return (%)(b)	7.41	10.00	(.61)	7.38	9.73
Ratios/Supplemental Data:					
Net Assets, end of period (in thousands)	109,971	88,514	83,620	32,305	8,523
Ratios to average net assets (%)(c):					
Operating expenses, net	.80	.80	.80	.80	.80
Operating expenses, gross	.88	.84	.86	1.28	2.20
Net investment income	5.25	6.20	5.77	5.34	6.38
Portfolio turnover rate (%)	205.62	171.48	139.06	75.95	53.86

* For the period January 2, 1997 (commencement of operations) to December 31, 1997.

(a) For the periods subsequent to December 31, 1997, average month-end shares outstanding were used for this calculation.

(b) Periods less than one year are not annualized.

(c) The ratios for periods less than one year are annualized.

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Real Estate Securities Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Objective: To generate a high level of total return through above-average current income, while maintaining the potential for capital appreciation.

Invests in: Primarily the equity securities of US real estate investment trusts and real estate operating companies.

Strategy: The Fund uses a multi-manager strategy intended to achieve higher returns with moderate risk. The Fund employed the investment management services of three managers with distinct approaches to investing in real estate equity securities.



Growth of a $10,000 Investment
Real Estate Fund
NAREIT Equity REIT **
Lipper® Real Estate ‡
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
Inception*
1999
2000
2001
Yearly periods ended December 31

Real Estate Securities Fund

Period Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 10,784	7.84%
Inception*	$ 12,725	9.39%§

NAREIT Equity REIT Index

Period Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 11,393	13.93%
Inception*	$ 13,176	10.90%§

Lipper® Real Estate Benchmark

Period Ended 12/31/01	Growth of $10,000	Total Return
1 Year	$ 10,904	9.04%
Inception*	$ 13,836	

Real Estate Securities Fund

Portfolio Management Discussion

December 31, 2001 (Unaudited)

Performance Review

For the year ended December 31, 2001, the Real Estate Securities Fund posted a gain of 7.84% compared to the NAREIT Equity REIT Index, which gained 13.93%. After significantly outperforming its benchmark during 2000, the Fund gave back ground during 2001, largely as a result of its emphasis on financially strong REITs, during a period when investors were chasing lower quality, high dividend yield REITs.

Portfolio Highlights

The year 2001 was the second consecutive strong year for REITs. While investors continued to search for relatively stable, value-oriented securities, real estate securities were among largest beneficiaries. The positive returns earned in the REIT market are even more impressive when contrasted with the 12.2% decline seen in the Russell 1000® Index.

The Fund's trailing performance during the first half of 2001 accounts for the majority of the shortfall during the past 12 months. In the final six months of the year, the Fund posted results very near its benchmark.

During the year, the REIT market was led by those issues offering the highest dividend yields. Lagging issues during 2000 turned into the leaders during 2001, most dramatically during the first and second quarters. These higher yields were required to attract investors to lower quality REITs that were also often not very liquid. The Fund's managers questioned the ability of these REITs to sustain these yields. Each of the Fund's three managers continued to emphasize higher quality REITs, with solid management teams and strong income growth potential. As a result of the markets preference for current income in lieu of longer-term sustainable growth, the Fund's returns trailed over the period.

Although only accounting for a small percentage of the index's total capitalization, Health Care and Self-Storage were the two strongest sectors of the NAREIT index during the year. The Hotels and Leisure sector led on the downside, largely in response to the concerns of a slowdown in travel after September 11.

Of the Fund's three managers, AEW turned in the strongest performance over the year, followed by Security Capital and Cohen & Steers respectively.

Top Ten Equity Holdings (as a percent of Total Investments)	December 31, 2001
Equity Office Properties Trust	7.73%
Archstone-Smith Trust	5.68
Vornado Realty Trust	5.10
Avalonbay Communities, Inc.	4.92
Boston Properties, Inc.	4.63
Simon Property Group, Inc.	4.16
Arden Realty Group, Inc.	3.51
Apartment Investment & Management Co. Class A	3.44
Liberty Property Trust	2.97
AMB Property Corp.	2.65

Portfolio Characteristics	December 31, 2001
Current P/E Ratio	16.6x
Portfolio Price/Book Ratio	1.59x
Market Capitalization - $-Weighted Average	3.58 Bil
Number of Holdings	54

Money Managers

AEW Capital Management, LP	Value
Cohen & Steers Capital Management, Inc.	Market-Oriented
Security Capital Global Capital Management Group, Inc.	Growth

* Real Estate Securities Fund assumes initial investment on April 30, 1999. NAREIT Index comparison for the initial investment began May 1, 1999. Lipper index comparison for the initial investment began April 1, 1999.

** NAREIT Equity REIT Index is an index composed of all the data based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market value-weighted. The total-return calculation is based upon whether it is 1-month, 3-months or 12-months. Only those REITs listed for the entire period are used in the total return calculation.

‡ Lipper® Real Estate Benchmark is the average total return for the universe of funds within the Real Estate Funds investment objective. The total return for the funds reflects adjustments for income dividends and capital gains distributions reinvested as of the ex-dividend dates.

§ Annualized.

Performance is historical and assumes reinvestment of all dividends and capital gains. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than when purchased. Past performance is not indicative of future results.

Real Estate Securities Fund

Statement of Net Assets

December 31, 2001

	Number of Shares	Market Value (000) $
Common Stocks (b) - 92.1%		
Apartment - 24.1%		
Amli Residential Properties Trust	38,000	958
Apartment Investment & Management Co. Class A	84,800	3,878
Archstone-Smith Trust	243,718	6,410
Avalonbay Communities, Inc.	117,200	5,545
Camden Property Trust	24,600	903
Chateau Communities, Inc.	26,400	789
Equity Residential Properties Trust	98,600	2,831
Essex Property Trust, Inc.	45,500	2,248
Gables Residential Trust	9,800	290
Post Properties, Inc.	47,050	1,671
Summit Properties, Inc.	35,600	891
Sun Communities, Inc.	15,300	569
		26,983
Health Care - 1.7%		
Health Care Property Investors, Inc.	27,100	981
Nationwide Health Properties, Inc.	51,800	968
		1,949
Hotels/Leisure - 2.7%		
FelCor Lodging Trust, Inc.	13,400	224
Hospitality Properties Trust	25,100	740
Host Marriott Corp.	40,200	362
Starwood Hotels & Resorts Worldwide, Inc. Class B	56,500	1,687
		3,013
Office/Industrial - 37.9%		
AMB Property Corp.	114,900	2,987
Arden Realty Group, Inc.	149,500	3,962
Boston Properties, Inc.	137,400	5,221
Brandywine Realty Trust	21,700	457
Brookfield Properties Corp.	82,100	1,412
CarrAmerica Realty Corp.	71,100	2,140
Catellus Development Corp. (a)	1,200	22
Crescent Real Estate Equities Co.	51,400	931
Duke-Weeks Realty Corp.	22,400	545
Equity Office Properties Trust	289,614	8,712
Kilroy Realty Corp.	58,700	1,542
Liberty Property Trust	112,100	3,346
Mack-Cali Realty Corp.	77,700	2,410
Plum Creek Timber Co., Inc.	23,100	655
Prentiss Properties Trust	89,600	2,460
ProLogis Trust	122,000	2,624
PS Business Parks, Inc.	5,200	164
Reckson Associates Realty Corp.	73,300	1,712
SL Green Realty Corp.	38,200	1,174
		42,476
Outlet Centers - 1.0%		
Chelsea Property Group, Inc.	23,700	1,164
Regional Malls - 10.6%		
CBL & Associates Properties, Inc.	21,100	665
General Growth Properties, Inc.	69,800	2,708
Macerich Co. (The)	12,700	338
Rouse Co. (The)	53,600	1,570
Simon Property Group, Inc.	159,800	4,687
Taubman Centers, Inc.	129,000	1,915
		11,883
Self Storage - 3.4%		
Public Storage, Inc.	84,200	2,812
Shurgard Storage Centers, Inc. Class A	30,700	983
		3,795
Shopping Center - 10.7%		
Capital Automotive	3,800	76
Developers Diversified Realty Corp.	34,300	655
Federal Realty Investment Trust	93,800	2,157
Kimco Realty Corp.	25,500	834
Pan Pacific Retail Properties, Inc.	71,400	2,051
Philips International Realty Corp.	11,600	29
Regency Centers Corp.	13,200	366
Vornado Realty Trust	138,300	5,753
		11,921
Total Common Stocks (cost $92,378)		103,184

December 31, 2001

	Principal Amount (000) $	Market Value (000) $
Short-Term Investments - 8.6%		
Frank Russell Investment Company Money Market Fund (c)	9,567	9,567
Total Short-Term Investments (cost $9,567)		9,567
Total Investments - 100.7% (identified cost $101,945)		112,751
Other Assets and Liabilities, Net - (0.7%)		(769)
Net Assets - 100.0%		111,982

(a) Nonincome-producing security.
(b) All common stocks held are Real Estate Investment Trusts (REIT) with the exception of the following:
Brookfield Properties Corp.
Catellus Development Corp.
Starwood Hotels & Resorts Worldwide, Inc.
(c) At net asset value.

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Statement of Assets and Liabilities

Amounts in thousands *(except per share amounts)*		December 31, 2001
Assets		
Investments at market (identified cost $101,945)		$ 112,751
Receivables:		
Dividends		785
Investments sold		437
Fund shares sold		32
Total assets		114,005
Liabilities		
Payables:		
Investments purchased	$ 1,788	
Fund shares redeemed	116	
Accrued fees to affiliates	80	
Other accrued expenses	39	
Total liabilities		2,023
Net Assets		$ 111,982
Net Assets Consist of:		
Undistributed net investment income		$ 404
Accumulated distributions in excess of net realized gain		(3,137)
Unrealized appreciation (depreciation) on investments		10,806
Shares of beneficial interest		104
Additional paid-in capital		103,805
Net Assets		$ 111,982
Net Asset Value, offering and redemption price per share: ($111,982,414 divided by 10,415,268 shares of $.01 par value shares of beneficial interest outstanding)		$ 10.75

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Statement of Operations

Amounts in thousands		Year Ended December 31, 2001
Investment Income		
Dividends		$ 5,895
Dividends from Money Market Fund		353
Total investment income		6,248
Expenses		
Management fees	$ 819	
Custodian fees	107	
Transfer agent fees	6	
Professional fees	39	
Trustees' fees	17	
Miscellaneous	48	
Expenses before reductions	1,036	
Expense reductions	(1)	
Expenses, net		1,035
Net investment income		5,213
Net Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on investments		402
Net change in unrealized appreciation (depreciation) on investments		1,610
Net realized and unrealized gain (loss)		2,012
Net increase (decrease) in net assets from operations		$ 7,225

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Statement of Changes in Net Assets

Amounts in thousands	Years Ended December 31, 2001	2000
Increase (Decrease) in Net Assets		
Operations		
Net investment income	$ 5,213	$ 3,885
Net realized gain (loss)	402	(987)
Net change in unrealized appreciation (depreciation)	1,610	14,114
Net increase (decrease) in net assets from operations	7,225	17,012
Distributions		
From net investment income	(5,096)	(3,606)
From net realized gain	(1,815)	—
Net decrease in net assets from distributions	(6,911)	(3,606)
Share Transactions		
Net increase (decrease) in net assets from share transactions	22,955	19,989
Total net increase (decrease) in net assets	23,269	33,395
Net Assets		
Beginning of period	88,713	55,318
End of period (including undistributed net investment income of $404 and $279, respectively)	$ 111,982	$ 88,713

See accompanying notes which are an integral part of the financial statements.

Real Estate Securities Fund

Financial Highlights

The following table includes selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

	Years Ended December 31,		
	2001	2000	1999*
Net Asset Value, Beginning of Period	$ 10.67	$ 8.81	$ 10.00
Income From Operations			
Net investment income (a)	.57	.54	.35
Net realized and unrealized gain (loss)	.24	1.81	(1.08)
Total income from operations	.81	2.35	(.73)
Distributions			
From net investment income	(.55)	(.49)	(.34)
From net realized gain	(.18)	—	—
Tax return of capital	—	—	(.12)
Total distributions	(.73)	(.49)	(.46)
Net Asset Value, End of Period	$ 10.75	$ 10.67	$ 8.81
Total Return (%)(b)	7.84	27.24	(7.26)
Ratios/Supplemental Data:			
Net Assets, end of period (in thousands)	111,982	88,713	55,318
Ratios to average net assets (%)(c):			
Operating expenses, net	1.06	1.08	1.15
Net investment income	5.35	5.58	5.84
Portfolio turnover rate (%)	55.13	45.79	23.98

* For the period April 30, 1999 (commencement of operations) to December 31, 1999.

(a) Average month-end shares outstanding were used for this calculation.

(b) Periods less than one year are not annualized.

(c) The ratios for periods less than one year are annualized.

Notes to Financial Statements

December 31, 2001

1. Organization

Russell Insurance Funds (the "Investment Company") is a series mutual fund with five investment portfolios, referred to as "Funds." These financial statements report on the Funds, each of which has distinct investment objectives and strategies. These Funds are offered at net asset value to qualified insurance company separate accounts offering variable insurance products. The Investment Company is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. It is organized and operates as a Massachusetts business trust under a master trust agreement dated July 11, 1996. The Investment Company's master trust agreement permits the Board of Trustees to issue an unlimited number of full and fractional shares of beneficial interest at a $.01 par value.

2. Significant Accounting Policies

The Funds' financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") which require the use of management estimates. The following is a summary of the significant accounting policies consistently followed by the Funds in the preparation of these financial statements.

Security valuation: United States equity and fixed-income securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, lacking any sale, at the closing bid price, on the primary exchange on which the security is traded. United States over-the-counter equity and fixed-income securities and options are valued on the basis of the closing bid price. Futures contracts are valued on the basis of the last sale price. Many fixed-income securities do not trade each day and, thus, last sale or bid prices are frequently not available. Fixed income securities, therefore, may be valued using prices provided by a pricing service when such prices are believed to reflect the fair market value of such securities.

International equity and fixed income securities traded on a national securities exchange are valued on the basis of the last sale price. International securities traded over the counter are valued on the basis of the mean of bid prices. In the absence of a last sale or mean bid price, respectively, such securities may be valued on the basis of prices provided by a pricing service if those prices are believed to reflect the fair market value of such securities.

Short-term investments maturing within 60 days of the valuation date are valued at "amortized cost" unless the Board of Trustees determines that amortized cost does not represent fair value.

The Funds may value certain securities for which market quotations are not readily available at "fair value," as determined in good faith pursuant to procedures established by the Board of Trustees.

Investment transactions: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the basis of specific identified cost incurred by each money manager within a particular fund.

Investment income: Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Amortization and accretion: All premiums and discounts, including original issue discounts, for the Funds are amortized/ accreted using the interest method for both tax and financial reporting purposes.

Paydown gain/loss: In November 2000, a revised AICPA Audit and Accounting Guide, *Audits of Investment Companies*, was issued, and is effective for fiscal years beginning after December 15, 2000. The revised Guide requires the Core Bond Fund to classify gains and losses realized on prepayments received on mortgage-backed securities as part of interest income. Previously, the gains and losses were classified as realized gain/loss. Adopting this accounting principle did not affect the Fund's net asset value, but changed the classification of certain amounts between interest income and realized and unrealized gain/loss in the Statement of Operations. The impact to the Core Bond Fund due to the adoption of this principle is immaterial.

Federal income taxes: As a Massachusetts business trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to each Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds.

Notes to Financial Statements, continued

December 31, 2001

It is each Fund's intention to qualify as a regulated investment company and distribute all of its taxable income and capital gains. Therefore, no federal income tax provision was required for the Funds. From November 1, 2001 to December 31, 2001, the Aggressive Equity, Non-U.S., and Core Bond Funds incurred net realized capital losses of $460,679, $2,217,191, and $702,788, respectively. As permitted by tax regulations, these Funds have elected to defer these losses and treat them as arising in the year ending December 31, 2002.

At December 31, 2001, the following Funds had net tax basis capital loss carryforwards which may be applied against any net realized taxable gains in each succeeding year or until their respective expiration dates, whichever occurs first. Available capital loss carryfowards and expiration dates are as follows:

	12/31/09	Totals
Multi-Style Equity	$ 45,898,647	$ 45,898,647
Aggressive Equity	11,438,703	11,438,703
Non-U.S.	27,331,155	27,331,155

Components of Distributable Earnings:

As of December 31, 2001, the components of distributable earnings on a tax basis were as follows:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Cost of Investments for Tax Purposes	$ 269,469,927	$ 105,108,307	$ 175,641,624	$ 141,055,867	$ 105,918,332
Gross Tax Unrealized Appreciation	17,631,728	11,553,100	5,276,636	1,593,556	7,318,766
Gross Tax Unrealized Depreciation	(34,231,057)	(4,559,060)	(29,377,205)	(829,728)	(486,357)
Net Tax Unrealized Appreciation (Depreciation)	$ (16,599,329)	$ 6,994,040	$ (24,100,569)	$ 763,828	$ 6,832,409
Undistributed Ordinary Income	$ 382,421	$ —	$ —	$ 395,886	$ 404,196
Undistributed Long-Term Gains (Capital Loss Carryforward)	$ (45,898,647)	$ (11,438,703)	$ (27,331,155)	$ —	$ 837,105

Tax Composition of Distributions:

	Multi-Style Equity	Aggressive Equity	Non-U.S.	Core Bond	Real Estate Securities
Ordinary Income	$ 1,493,960	$ 14,033	$ 660,363	$ 6,325,508	$ 5,095,585
Long-Term Capital Gains	$ 4,202,590	$ —	$ —	$ 197,003	$ 1,815,145
Tax Return of Capital	$ —	$ 100,038	$ 277,571	$ —	$ —

Dividends and distributions to shareholders: For all Funds, income dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends are generally declared and paid quarterly, except for the Non-U.S. Fund, which generally declares and pays dividends annually. Capital gain distributions are generally declared and paid annually. An additional distribution may be paid by the funds to avoid imposition of federal income tax on any remaining undistributed capital gains and net investment income.

The timing and characterization of certain income and capital gain distributions are determined in accordance with federal tax regulations which may differ from GAAP. As a result, net investment income and net realized gain (or loss) on investment and foreign currency-related transactions for a reporting period may differ significantly from distributions during such period. The differences between tax regulations and GAAP primarily relate to investments in options, futures, forward contracts, passive foreign investment companies, foreign-denominated investments, mortgage-backed securities, certain securities sold at a loss and by recording gains and losses from securities transactions on the basis of specific identified cost incurred by each money manager for financial reporting purposes and on the basis of specific identified cost incurred by each Fund for tax purposes.

Notes to Financial Statements, continued

December 31, 2001

The following reclassifications have been made to reflect activity for the year ended December 31, 2001:

	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Additional Paid-in Capital
Multi-Style Equity	$ 24,537	$ 2,384	$ (26,921)
Aggressive Equity	100,038	—	(100,038)
Non-U.S.	302,986	(721,202)	418,216
Core Bond	199,078	(199,078)	—
Real Estate Securities	8,047	(10,764)	2,717

Expenses: The Funds will pay their own expenses other than those expressly assumed by Frank Russell Investment Management Company ("FRIMCo" or "Advisor"). Most expenses can be directly attributed to the individual Funds. Expenses which cannot be directly attributed are allocated among all Funds principally based on their relative net assets.

Deferred organization expenses: Organization costs of the Funds, incurred prior to the adoption of SOP 98-5 at June 30, 1998, have been deferred and are being amortized over 60 months on a straight-line basis.

Foreign currency translations: The books and records of the Funds are maintained in US dollars. Foreign currency amounts and transactions of the Funds are translated into US dollars on the following basis:

(a) Market value of investment securities, other assets and liabilities at the closing rate of exchange on the valuation date.

(b) Purchases and sales of investment securities and income at the closing rate of exchange prevailing on the respective dates of such transactions.

Reported net realized gains or losses from foreign currency-related transactions arise from: sales and maturities of short-term securities; sales of foreign currencies; currency gains or losses realized between the trade and settlement dates on securities transactions; the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Non-U.S. Fund's books and the US dollar equivalent of the amounts actually received or paid. Net unrealized gains or losses from foreign currency-related transactions arise from changes in the value of assets and liabilities, other than investments in securities, at period-end, as a result of changes in the exchange rates.

The Non-U.S. Fund does not isolate that portion of the results of operations of the Fund that arises as a result of changes in exchange rates from that portion that arises from changes in market prices of investments during the year. Such fluctuations are included with the net realized and unrealized gain or loss from investments. However, for federal income tax purposes the Non-U.S. Fund does isolate the effects of changes in foreign exchange rates from the fluctuations arising from changes in market prices for realized gain (or loss) on debt obligations.

Derivatives: To the extent permitted by the investment objectives, restrictions and policies set forth in the Funds' Prospectus and Statement of Additional Information, the Funds may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the Funds in meeting their investment strategies.

The Funds typically use derivatives in three ways: cash equitization, hedging, and return enhancement. Cash equitization is a technique that may be used by certain Funds through the use of options and futures to earn "market-like" returns with their excess and liquidity reserve cash balances. Hedging is used by some Funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement can be accomplished through the use of derivatives in a Fund. By purchasing certain instruments, Funds may more effectively achieve the desired portfolio characteristics that assist them in meeting their investment objectives. Depending on how the derivatives are structured and utilized, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

Notes to Financial Statements, continued

December 31, 2001

Foreign currency exchange contracts: In connection with portfolio purchases and sales of securities denominated in a foreign currency, the Non-U.S. Fund may enter into foreign currency exchange spot contracts and forward foreign currency exchange contracts ("contracts"). Contracts are recorded at market value. Certain risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and are generally limited to the amount of unrealized gain on the contracts, if any, that is recognized in the Statement of Assets and Liabilities. Realized gains or losses arising from such transactions are included in net realized gain (or loss) from foreign currency-related transactions. Open contracts at December 31, 2001 are presented on the Statement of Net Assets for the Non-U.S. Fund.

Forward commitments: The Funds may contract to purchase securities for a fixed price at a future date beyond customary settlement time (not to exceed 120 days)(i.e., a "forward commitment," "delayed settlement" or "when issued" transaction, e.g., to be announced ("TBA")) consistent with a Fund's ability to manage its investment portfolio and meet redemption requests. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. The Funds may dispose of a forward commitment transaction prior to settlement if it is appropriate to do so and realize short-term gains (or losses) upon such sale. When effecting such transactions, cash or liquid high-grade debt obligations of the Fund in a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. A forward commitment transaction involves a risk of loss if the value of the security to be purchased declines prior to the settlement date or the other party to the transaction fails to complete the transaction.

Options: The Funds may purchase and sell (write) call and put options on securities and securities indices, provided such options are traded on a national securities exchange or in an over-the-counter market. These Funds may also purchase and sell call and put options on foreign currencies. The domestic equity Funds may utilize options to equitize liquidity reserve balances.

When a Fund writes a covered call or a put option, an amount equal to the premium received by the Fund is included in the Fund's Statement of Assets and Liabilities as an asset and as an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The Fund receives a premium on the sale of a call option but gives up the opportunity to profit from any increase in stock value above the exercise price of the option, and when the Fund writes a put option it is exposed to a decline in the price of the underlying security. If an option which the Fund has written either expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss, if the cost of a closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a call option which the Fund has written is exercised, the Fund realizes a capital gain or loss from the sale of the underlying security, and the proceeds from such sale are increased by the premium originally received. When a put option which a Fund has written is exercised, the amount of the premium originally received will reduce the cost of the security which a Fund purchases upon exercise of the option. Realized gains (losses) on purchased options are included in net realized gain (loss) from investments.

The Funds' use of written options involves, to varying degrees, elements of market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The risks may be caused by an imperfect correlation between movements in the price of the instrument and the price of the underlying securities and interest rates.

Futures Contracts: The domestic and international equity Funds utilize futures to equitize liquidity reserve balances. The face or contract amounts of these instruments reflect the extent of the Funds' exposure to off balance sheet risk. The primary risks associated with the use of futures contracts are an imperfect correlation between the change in market value of the securities held by the Fund and the prices of futures contracts, and the possibility of an illiquid market. Changes in the initial settlement values of futures contracts are accounted for as unrealized appreciation (depreciation) until the contracts are terminated, at which time realized gains and losses are recognized.

Investment in international markets: Investing in international markets may involve special risks and considerations not typically associated with investing in the United States markets. These risks include revaluation of currencies, high rates of inflation, repatriation, restrictions on income and capital, and future adverse political and economic developments. Moreover, securities issued in these markets may be less liquid, subject to government ownership controls, delayed settlements, and their prices more volatile than those of comparable securities in the United States.

Notes to Financial Statements, continued

December 31, 2001

3. Investment Transactions

Securities: During year ended December 31, 2001, purchases and sales of investment securities (excluding US Government and Agency obligations, short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Multi-Style Equity	$ 326,042,515	$ 302,701,421
Aggressive Equity	181,535,288	176,928,579
Non-U.S.	127,059,707	119,619,913
Core Bond	132,099,334	125,461,458
Real Estate Securities	72,113,255	49,509,074

Purchases and sales of US Government and Agency obligations (excluding short-term investments, options, futures and repurchase agreements) were as follows:

	Purchases	Sales
Core Bond	$ 364,281,976	$ 365,325,230

Written Options Contracts: Fund transactions in written options for the year ended December 31, 2001 were as follows:

	Written Options	
Core Bond	Notional Value (000)	Premiums Received
Outstanding December 31, 2000	$ 2,109	$ 15,519
Opened	14,093	410,659
Closed	(11,589)	(78,890)
Expired	(3,389)	(21,735)
Outstanding December 31, 2001	$ 1,224	$ 325,553

Securities Lending: The Investment Company has a securities lending program whereby each Fund can loan securities with a value up to 33 1/3% of its total assets to certain brokers. The Fund receives cash (US currency), US Government or US Government agency obligations as collateral against the loaned securities. To the extent that a loan is collateralized by cash, such collateral shall be invested by the securities lending agent in money market mutual funds and such other short-term investments, provided the investments meet certain quality and diversification requirements. The collateral received is recorded on the Fund's statement of assets and liabilities along with the related obligation to return the collateral.

Income generated from the investment of cash collateral, less negotiated rebate fees paid to participating brokers and transaction costs, is divided between the Fund and the securities lending agent and is recorded as income for the Fund. All collateral received will be in an amount at least equal to 102% (for loans of US securities) or 105% (for Non-US securities) of the market value of the loaned securities at the inception of each loan. Should the borrower of the securities fail financially, there is a risk of delay in recovery of the securities or loss of rights in the collateral. Consequently, loans are made only to borrowers which are deemed to be of good financial standing. As of December 31, 2001, the value outstanding securities on loan and the value of collateral amounted to as follows:

	Value of Securities on Loan	Value of Collateral
Multi-Style Equity	$ 266,794	$ 278,279
Aggressive Equity	882,121	905,981

As of December 31, 2001, 100% of collateral received for the securities on loan is cash. The collateral is invested in the Deutsche Bank IDA Fund.

Notes to Financial Statements, continued

December 31, 2001

4. Related Parties

Manager: FRIMCo advises and administers all of the Funds which comprise the Investment Company. FRIMCo is a wholly-owned subsidiary of Frank Russell Company, a wholly-owned subsidiary of The Northwestern Mutual Life Insurance Company. Frank Russell Company researches and recommends to FRIMCo, and to the Investment Company, one or more investment management organizations to manage the portfolio of each Fund.

The Funds are permitted to invest their cash reserves (i.e., monies awaiting investment in portfolio securities suitable for the Funds' objectives) in the Frank Russell Investment Company Money Market Fund. As of December 31, 2001, $64,488,000 of the Money Market Fund's net assets represents investments by the Funds.

For the year ended December 31, 2001, the management fee paid to FRIMCo, for the Funds listed below, in accordance with the Investment Company's Management Agreement with that firm, amounted to $5,810,266 before waivers and/or reimbursements. Such fee is payable monthly and is equal to the annual rate, by Fund, shown in the following table, of the average daily net assets of the applicable Fund.

	Annual Rate		Annual Rate
Multi-Style Equity	0.78%	Core Bond	0.60%
Aggressive Equity	0.95	Real Estate Securities	0.85
Non-U.S.	0.95		

FRIMCo calculates its management fee based on average daily net assets for each Fund, less any management fee incurred on the Fund's assets invested in the Frank Russell Investment Company Money Market Fund thereby eliminating any duplication of fees.

FRIMCo has contractually agreed to waive a portion of its management fee for each Fund, up to the full amount of its fee, to the extent the Fund's operating expenses exceed specified limits imposed by FRIMCo on an annual basis. Additionally, FRIMCo has contractually agreed to reimburse each Fund for all remaining expenses, after fee waivers, that still exceed their respective expense caps. There were no reimbursements for the year ended December 31, 2001.

The expense caps and waivers as of December 31, 2001 were as follows:

	Expense Cap	Advisory Fees Waived
Multi-Style Equity	0.92%	$ 168,652
Aggressive Equity	1.25	132,329
Non-U.S.	1.30	214,024
Core Bond	0.80	73,695
Real Estate Securities	1.08	—

Analytic services: Fees for analytic services provided to the Funds are paid or accrued to Russell/Mellon Analytical Services, an affiliate of the Investment Company. Russell/Mellon Analytical Services provides its TruVP System to the Funds, pursuant to a written Service Agreement. The TruVP System provides analytics used by the investment department. Total fees for the Funds reported herein for the year ended December 31, 2001 were $78,205.

Notes to Financial Statements, continued

December 31, 2001

Custodian: The Funds have entered into arrangements with their Custodian whereby custody credits realized as a result of uninvested cash balances were used to reduce a portion of the Funds' expenses. For the year ended December 31, 2001 the Funds' custodian fees were reduced by the following amounts under these arrangements:

Multi-Style Equity	$	1,642
Aggressive Equity		1,988
Non-U.S.		1,673
Core Bond		6,047
Real Estate Securities		1,406

Transfer agent: The Funds have a contract with FRIMCo to provide transfer agent services to the Investment Company. Total fees for the year ended December 31, 2001 were $38,682.

Distributor: Russell Fund Distributors, Inc. (the "Distributor"), a wholly-owned subsidiary of FRIMCo, is the principal Distributor for Investment Company shares. The Distributor receives no compensation from the Investment Company for its services.

Brokerage commissions: The Funds may effect portfolio transactions through Frank Russell Securities, Inc., an affiliate of the Advisor, when a money manager determines that the Fund will receive competitive execution, price and commissions. Amounts paid to Frank Russell Securities, Inc. for the year ended December 31, 2001 for the Multi-Style Equity Fund were $35,349, for the Aggressive Equity Fund were $10,784, for the Non-U.S. Fund were $14,339, and for the Real Estate Securities Fund were $6,165.

Additionally, the Funds paid brokerage commissions to non-affiliated brokers who provided brokerage and research services to the Advisor.

Board of Trustees: The Investment Company pays each of its Trustees not affiliated with FRIMCo a retainer of $12,000 per year plus out-of-pocket expenses. Total Trustee expenses for the year ended December 31, 2001 were $84,943, and were allocated to each Fund, where appropriate, on a prorata basis.

Beneficial Interest: As of December 31, 2001, FRIMCo and the Funds had four client relationships, the largest being Northwestern Mutual Life Insurance Company, that represented more than 10% of the total outstanding shares of the respective Funds.

	Client Relationship Percentages			
Multi-Style Equity	29.5%	24.1%	21.0%	13.6%
Aggressive Equity	30.7	26.1	21.7	—
Non-U.S.	33.2	26.3	21.1	12.2
Core Bond	38.0	31.9	17.3	—
Real Estate Securities	39.7	36.0	14.1	—

Notes to Financial Statements, continued

December 31, 2001

5. Fund Share Transactions

Share transactions for the year ended December 31, 2001 and December 31, 2000, were as follows:

	Shares		Dollars (000)	
	2001	2000	2001	2000
Multi-Style Equity				
Proceeds from shares sold	4,599,577	6,148,486	$ 56,717	$ 96,291
Proceeds from reinvestment of distributions	437,867	786,806	5,697	11,796
Payments for shares redeemed	(2,373,084)	(5,366,034)	(29,522)	(85,423)
Total net increase (decrease)	2,664,360	1,569,258	$ 32,892	$ 22,664
Aggressive Equity				
Proceeds from shares sold	1,940,748	3,142,540	$ 21,313	$ 41,980
Proceeds from reinvestment of distributions	10,601	1,051,419	114	12,305
Payments for shares redeemed	(1,276,500)	(2,522,914)	(13,891)	(33,686)
Total net increase (decrease)	674,849	1,671,045	$ 7,536	$ 20,599
Non-U.S.				
Proceeds from shares sold	5,742,086	6,078,954	$ 54,173	$ 78,287
Proceeds from reinvestment of distributions	109,957	1,334,717	938	15,763
Payments for shares redeemed	(4,618,879)	(4,546,285)	(43,984)	(58,047)
Total net increase (decrease)	1,233,164	2,867,386	$ 11,127	$ 36,003
Core Bond				
Proceeds from shares sold	3,251,892	3,162,969	$ 33,231	$ 30,840
Proceeds from reinvestment of distributions	645,318	473,577	6,523	4,637
Payments for shares redeemed	(1,831,680)	(3,526,395)	(18,687)	(34,423)
Total net increase (decrease)	2,065,530	110,151	$ 21,067	$ 1,054
Real Estate Securities				
Proceeds from shares sold	3,555,196	2,562,021	$ 37,911	$ 25,104
Proceeds from reinvestment of distributions	651,129	364,434	6,911	3,606
Payments for shares redeemed	(2,102,841)	(895,294)	(21,867)	(8,721)
Total net increase (decrease)	2,103,484	2,031,161	$ 22,955	$ 19,989

Report of Independent Accountants

To the Board of Trustees and Shareholders
of Russell Insurance Funds:

In our opinion, the accompanying statements of assets and liabilities, including the statements of net assets, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the series of Russell Insurance Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-U.S., Core Bond, and Real Estate Securities (the "Funds")) at December 31, 2001, the results of each of their operations, the changes in each of their net assets and the financial highlights for the periods indicated therein, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

Seattle, Washington
January 25, 2001

Russell Insurance Funds

Tax Information

December 31, 2001 (Unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Funds designate the following amounts as long-term capital gain dividends for their taxable year ended December 31, 2001:

	Total Long-Term Capital Gains
Multi-Style Equity	$ 4,202,590
Core Bond	197,003
Real Estate Securities	1,815,145

The Non-U.S. Fund paid foreign taxes of $363,612 and recognized $2,886,413 of foreign source income during the taxable year ended December 31, 2001. Pursuant to Section 853 of the Internal Revenue Code, the Fund designates $0.0203 per share of foreign taxes paid and $0.1614 of gross income earned from foreign sources in the taxable year ended December 31, 2001.

Please consult a tax advisor for questions about federal or state income tax laws.

Disclosure of Information about Fund Directors

December 31, 2001 (Unaudited)

The following tables provide information for each officer and trustee of the Russell Fund Complex. The Russell Fund Complex consists of Frank Russell Investment Company ("FRIC"), which has 31 funds, and Russell Insurance Funds ("RIF"), which has 5 funds. Each of the trustees is a trustee of both FRIC and RIF. FRC is Frank Russell Company. The first table provides information for trustees who are interested persons. The second table provides information for the independent trustees. The third table provides information for the officers.

Name, Age, Address	Position(s) Held With Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INTERESTED TRUSTEES					
*George F. Russell, Jr., Born July 3, 1932 909 A Street Tacoma, Washington 98402-1616	Trustee Emeritus and Chairman Emeritus since 1999.	Appointed until successor is duly elected and qualified.	◦ Currently, Chairman of the Board, FRC ◦ Currently, Chairman Emeritus, FRIC and RIF ◦ From 1984 to December 1998, Chairman of the Board of FRIC and RIF.	36	None
*Lynn L. Anderson, Born April 22, 1939 909 A Street Tacoma, Washington 98402-1616	Trustee since 1987. President and CEO sine 1987; Chairman of the Board since 1999	Appointed until successor is duly elected and qualified. Until successor is chosen and qualified by Trustees.	◦ Vice Chairman, FRC; ◦ Chairman of the Board, President and CEO, FRIC and RIF; ◦ Chief Executive Officer and Chairman of the Board, Russell Fund Distributors, Inc. and FRIMCo; ◦ Trustee, President and Chairman of the Board, The SSgA Funds (investment company); ◦ Chairman of the Board, Frank Russell Trust Company;	36	◦ Trustee, The SSgA Funds (investment company);
*Michael J.A. Phillips Born January 20, 1948 909 A Street Tacoma, Washington 98402-1616	Trustee since January 2, 2002	Appointed until successor is duly elected and qualified.	◦ President and Chief Executive Officer, FRC	36	None

* Each of Messrs. Russell, Anderson and Phillips is also an officer of an affiliate of FRIC and RIF and is therefore an interested trustee.

Russell Insurance Funds

Disclosure of Information about Fund Directors

December 31, 2001 (Unaudited)

Name, Age, Address	Position(s) Held With Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years	No. of Portfolios in Russell Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
INDEPENDENT TRUSTEES					
Paul E. Anderson, Born October 15, 1931 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified.	• 1996 to present, President, Anderson Management Group LLC (architectural design and manufacturing).	36	None
Paul Anton, Ph.D., Born December 1, 1919 909 A Street Tacoma, Washington 98402-1616	Trustee since 1985	Appointed until successor Is duly elected and qualified.	• Retired since 1997 • Until 1997, President, Paul Anton and Associates (Marketing Consultant on emerging international markets for small corporations).	36	None
William E. Baxter, Born June 8, 1925 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor Is duly elected and qualified.	• Retired since 1986.	36	None
Kristianne Blake Born January 22, 1954 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor Is duly elected and qualified.	• President, Kristianne Gates Blake, P.S. (accounting services).	36	Trustee, WM Group of Funds; Director, Avista Corp.
Lee C. Gingrich, Born October 6, 1930 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor Is duly elected and qualified.	• Retired since 1995.	36	None

Disclosure of Information about Fund Directors

December 31, 2001 (Unaudited)

INDEPENDENT TRUSTEES (continued)					
Eleanor W. Palmer, Born May 5, 1926 909 A Street Tacoma, Washington 98402-1616	Trustee since 1984	Appointed until successor is duly elected and qualified.	◦ Retired since 1981.	36	None
Raymond P. Tennison, Jr. Born December 21, 1955 909 A Street Tacoma, Washington 98402-1616	Trustee since 2000	Appointed until successor is duly elected and qualified.	◦ Currently, President, Simpson Investment Company and several additional subsidiary companies, including Simpson Timber Company, Simpson Paper Company and Simpson Tacoma Kraft Company; ◦ Prior to July 1997, President, Simpson Paper Company.	36	None

Russell Insurance Funds

Disclosure of Information about Fund Directors

December 31, 2001 (Unaudited)

Name, Age, Address	Position(s) Held With Fund and Length of Time Served	Term of Office	Principal Occupation(s) During the Past 5 Years
OFFICERS			
Mark E. Swanson, Born November 26, 1963 909 A Street Tacoma, Washington 98402-1616	Treasurer and Chief Accounting Officer since 1998	Until successor is chosen and qualified by Trustees	• Treasurer and Chief Accounting Officer, FRIC and RIF; • Director, Funds Administration, FRIMCo and Frank Russell Trust Company; • Treasurer, SSgA Funds (investment company); • Manager, Funds Accounting and Taxes, Russell Fund Distributors, Inc.; • April 1996 to August 1998, Assistant Treasurer, FRIC and RIF; November 1995 to July 1998, Assistant Secretary, SSgA Funds; February 1997 to July 1998, Manager, Funds Accounting and Taxes, FRIMCo.
Randall P. Lert, Born October 3, 1953 909 A Street Tacoma, Washington 98402-1616	Director of Investments since 1991	Until removed by Trustees.	• Director of Investments, FRIC and RIF • Chief Investment Officer, Frank Russell Trust Company • Director, FRIMCo and Russell Fund Distributors, Inc.;
Mark D. Amberson Born July 20, 1960 909 A Street Tacoma, Washington 98402-1616	Director of Short-Term Investment Funds since 2001	Until removed by Trustees.	• Director of Short-Term Investment Funds, FRIC, RIF, FRIMCo and Frank Russell Trust Company. • From 1991 to 2001, Portfolio Manager, FRIC, RIF, FRIMCo and Frank Russell Trust Company.

Matter Submitted to a Vote of Shareholders

December 31, 2001 (Unaudited)

There was a Special Meeting in Lieu of Annual Meeting of Shareholders of the Frank Russell Investment Company ("the Investment Company") held at 909 A Street, Tacoma, Washington held on December 13, 2001.

THE FOLLOWING MATTERS WERE VOTED UPON AT THE MEETING

The result of each vote accompany the description of each matter

1.01 Elect Kristianne Blake to the Board of Trustees of Russell Insurance Funds - Director/Trustee

Vote:

	For	Against
Multi-Style Equity Fund	20,194,685.332	347,994.144
Aggressive Equity Fund	9,181,003.370	266,824.301
Non-U.S. Fund	16,894,224.288	442,605.873
Real Estate Securities Fund	9,659,810.062	127,998.975
Core Bond Fund	10,025,275.795	108,298.070

1.02 Elect Raymond P. Tennison, Jr. to the Board of Trustees of Russell Insurance Funds - Director/Trustee

Vote:

	For	Against
Multi-Style Equity Fund	20,229,794.585	312,884.891
Aggressive Equity Fund	9,188,243.256	259,584.415
Non-U.S. Fund	16,870,701.454	466,128.707
Real Estate Securities Fund	9,648,784.192	139,024.845
Core Bond Fund	10,014,959.146	118,614.719

2.a To amend the fundamental investment restriction regarding borrowing.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,335,229.637	499,243.399	708,206.440
Aggressive Equity Fund	8,724,412.080	385,214.622	338,200.969
Non-U.S. Fund	16,441,156.316	699,549.065	196,124.780
Real Estate Securities Fund	9,310,665.549	383,319.170	93,824.318
Core Bond Fund	9,835,758.653	176,904.120	120,911.092

2.b To amend the fundamental investment restriction regarding underwriting.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,384,845.985	435,610.015	722,223.476
Aggressive Equity Fund	8,824,162.455	269,435.269	354,229.947
Non-U.S. Fund	16,141,490.599	1,000,464.662	194,874.900
Real Estate Securities Fund	9,278,556.854	412,373.405	96,878.778
Core Bond Fund	9,832,803.258	210,710.142	90,060.465

Matter Submitted to a Vote of Shareholders

December 31, 2001 (Unaudited)

2.c To amend the fundamental investment restriction regarding lending.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,289,697.159	502,950.057	750,032.260
Aggressive Equity Fund	8,755,201.731	346,199.220	346,426.720
Non-U.S. Fund	16,184,923.671	943,066.747	208,839.743
Real Estate Securities Fund	9,209,252.696	440,020.820	138,535.521
Core Bond Fund	9,833,398.701	148,527.819	151,647.345

2.d To amend the fundamental investment restriction regarding investing in commodities.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,221,769.128	537,358.609	783,551.739
Aggressive Equity Fund	8,696,594.646	464,550.525	286.682.500
Non-U.S. Fund	15,963,683.539	1,091,779.254	281,367.368
Real Estate Securities Fund	9,258,828.564	400,120.652	128,859.821
Core Bond Fund	9,723,074.255	247,990.724	162,508.886

2.e To amend the fundamental investment restriction regarding industry concentration.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,189,876.975	541,060.732	811,741.769
Aggressive Equity Fund	8,743,780.279	405,905.452	298,141.940
Non-U.S. Fund	15,954,526.948	1,114,285.410	268,017.803
Real Estate Securities Fund	9,234,467.810	370,640.430	182,700.797
Core Bond Fund	9,759,823.656	225,768.618	147,981.591

3.a To eliminate the fundamental investment restriction regarding making investments in companies for the purpose of exercising control or management.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,099,666.369	548,160.129	894,852.978
Aggressive Equity Fund	8,707,180.994	417,979.314	322,667.363
Non-U.S. Fund	16,007,506.436	1,036,993.320	292,330.405
Real Estate Securities Fund	9,239,642.295	401,856.234	146,310.508
Core Bond Fund	9,782,575.058	207,756.897	143,241.910

Matter Submitted to a Vote of Shareholders

December 31, 2001 (Unaudited)

3.b To eliminate the fundamental investment restriction regarding purchasing securities on margin and making short sales.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	18,790,444.802	954,184.328	798,050.346
Aggressive Equity Fund	8,594,078.188	572,226.585	281,522.898
Non-U.S. Fund	15,617,720.330	1,452,971.739	266,138.092
Real Estate Securities Fund	9,162,762.250	512,489.706	112,557.081
Core Bond Fund	9,531,466.112	428,603.872	173,503.881

3.c To eliminate the fundamental investment restriction regarding purchasing securities of other investment companies.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,198,285.445	521,054.893	823,339.138
Aggressive Equity Fund	8,799,264.866	358,220.181	290,342.624
Non-U.S. Fund	16,114,531.222	938,877.065	283,421.874
Real Estate Securities Fund	9,322,831.001	318,500.100	146,477.936
Core Bond Fund	9,807,386.963	142,082.871	184,104.031

3.d To eliminate the fundamental investment restriction regarding investments in options.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	18,820,274.900	893,308.300	829,096.276
Aggressive Equity Fund	8,612,699.270	538,385.943	296,742.458
Non-U.S. Fund	15,718,352.624	1,349,730.720	268,746.817
Real Estate Securities Fund	9,238,368.925	400,433.143	149,006.969
Core Bond Fund	9,595,639.558	354,978.326	182,955.981

3.e To eliminate the fundamental investment restriction regarding participating in joint trading accounts.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,195,138.883	480,142.206	867,398.387
Aggressive Equity Fund	8,786,689.212	350,933.808	310,204.651
Non-U.S. Fund	16,090,987.196	938,532.893	307,310.072
Real Estate Securities Fund	9,333,327.597	303,126.782	151,354.658
Core Bond Fund	9,821,687.619	158,371.242	153,515.004

3.f To eliminate the fundamental investment restriction regarding purchases and sales of portfolio securities involving affiliates.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,131,423.777	598,261.978	812,993.721
Aggressive Equity Fund	8,714,559.559	446,454.921	286,813.191
Non-U.S. Fund	16,102,076.609	952,393.553	282,359.999
Real Estate Securities Fund	9,366,946.816	284,861.040	136,001.181
Core Bond Fund	9,823,619.167	185,782.629	124,172.069

Matter Submitted to a Vote of Shareholders

December 31, 2001 (Unaudited)

3.g To eliminate the fundamental investment restriction regarding diversification of investments and regarding acquiring more than certain percentages of the securities of any one issuer.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	19,108,638.117	623,879.019	810,162.340
Aggressive Equity Fund	8,750,802.023	416,017.537	281,008.111
Non-U.S. Fund	15,967,052.203	1,097,516.390	272,261.568
Real Estate Securities Fund	9,271,190.077	326,255.009	190,363.951
Core Bond Fund	9,753,455.336	261,150.566	118,967.963

3.h To eliminate the fundamental investment restriction regarding investments in warrants.

Vote:

	For	Against	Abstain/Broker Non-Vote
Multi-Style Equity Fund	18,909,164.307	815,255.709	818,259.460
Aggressive Equity Fund	8,609,737.101	542,834.957	295,255.613
Non-U.S. Fund	15,681,439.730	1,364,122.704	291,267.726
Real Estate Securities Fund	9,148,800.885	428,062.747	210,945.405
Core Bond Fund	9,578,844.037	386,656.458	168,073.370

Russell Insurance Funds
909 A Street, Tacoma, Washington 98402
(800) 832-6688
In Washington (253) 627-7001

Officers
Lynn L. Anderson, Chairman of the Board and President
Mark Amberson, Manager of Short Term Investment Funds
Mark E. Swanson, Treasurer and Chief Accounting Officer
Randall P. Lert, Director of Investments
Karl Ege, Secretary and General Counsel

Manager, Transfer and Dividend Paying Agent
Frank Russell Investment Management Company
909 A Street
Tacoma, WA 98402

Consultant
Frank Russell Company
909 A Street
Tacoma, WA 98402

Custodian
State Street Bank and Trust Company
Allan Forbes Building
150 Newport Avenue AFB35
North Quincy, MA 02171

Office of Shareholder Inquiries
909 A Street
Tacoma, WA 98402
(800) RUSSEL4
(800) 787-7354

Legal Counsel
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Distributor
Russell Fund Distributors, Inc.
909 A Street
Tacoma, WA 98402

Independent Accountants
PricewaterhouseCoopers LLP
999 Third Avenue
Suite 1800
Seattle, WA 98104

Money Managers
Multi-Style Equity Fund
Alliance Capital Management L.P., Minneapolis, MN
Alliance Capital Management L.P. through it's Bernstein Investment Research and Management Unit, New York, NY
Barclays Global Investors, San Francisco, CA
Peachtree Asset Management, Atlanta, GA
Strong Capital Management, Inc., Menomonee Falls, WI
Turner Investment Partners, Inc., Berwyn, PA
Westpeak Investment Advisors, L.P., Boulder, CO

Aggressive Equity Fund
CapitalWorks Investment Partners, LLC, San Diego, CA
David J. Greene and Company, LLC, New York, NY
Geewax Terker & Company, Phoenixville, PA
Jacobs Levy Equity Management, Inc., Florham Park, NJ
Suffolk Capital Management, Inc. New York, NY
Systematic Financial Management, L.P., Teaneck, NJ
TimesSquare Capital Management, Inc., New York, NY
Westpeak Investment Advisors, L.P., Boulder, CO

Non-U.S. Fund
Fidelity Management & Research Company, Boston, MA
J.P. Morgan Investment Management, Inc., New York, NY
Oechsle International Advisors, LLC, Boston, MA
The Boston Company Asset Management, LLC, Boston, MA

Core Bond Fund
Pacific Investment Management Company, LLC, Newport Beach, CA
TimesSquare Capital Management, Inc., New York, NY

Real Estate Securities Fund
AEW Management and Advisors, L.P., Boston, MA
Cohen & Steers Capital Management, Inc., New York, NY
Security Capital Global Capital Management Group, Inc., Chicago, IL

This report is prepared from the books and records of the Funds and is submitted for the general information of shareholders and is not authorized for distribution to prospective investors unless accompanied or preceded by an effective Prospectus. Nothing herein contained is to be considered an offer of sale or a solicitation of an offer to buy shares of Frank Russell Investment Company. Such offering is made only by Prospectus, which includes details as to offering price and other material information.

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Russell

Russell Insurance Funds
909 A Street
Tacoma, Washington 98402
253-627-7001
800-787-7354
Fax: 253-591-3495
www.russell.com

This report is submitted for the general information of owners of Northwestern Mutual Group Combination Annuity Account C contracts. This report is not authorized for distribution to prospective purchasers of variable annuity contracts (a) to fund HR-10 plans unless accompanied by an effective prospectus; or (b) to fund qualified corporate pension or profit sharing plans unless accompanied by an offering circular. Northwestern Mutual variable annuity contracts are sold through individuals who, in addition to being licensed life insurance agents of Northwestern Mutual, are Registered Representatives of Northwestern Mutual Investment Services, LLC, a wholly-owned subsidiary of Northwestern Mutual and a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

90-1836 (0102)

Northwestern Mutual®

PO BOX 3095
MILWAUKEE WI 53201-3095

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